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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ENERGY SOLUTIONS , INC. AND REACTOR SITES MANAGEMENT COMPANY LIMITED

As filed with the Securities and Exchange Commission on July 7, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EnergySolutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4955	51-0653027
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

423 West 300 South, Suite 200
Salt Lake City, Utah 84101
(801) 649-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Val John Christensen, Esq.
Executive Vice President, General Counsel and Secretary
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, Utah 84101
(801) 649-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

          Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Amount	Amount of Registration Fee

Common Stock, par value $0.01 per share	40,250,000	$22.01	$885,902,500	$34,816

(1)
Includes shares subject to the underwriters' over-allotment option, if any.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of our common stock on July 1, 2008.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 7, 2008

35,000,000 Shares

EnergySolutions, Inc.

Common Stock

        All of the shares of common stock are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder.

        The underwriters have an option to purchase a maximum of 5,250,000 additional shares of common stock from the selling stockholder to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        Our common stock is listed on the New York Stock Exchange under the symbol "ES." On July 3, 2008, the last reported sales price of our common stock on the NYSE was $22.46 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$	$	$
Total	$	$	$

        Delivery of the common stock in book-entry form only will be made on or about                           , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		JPMorgan
Morgan Stanley		UBS Investment Bank
Banc of America Securities LLC		Citi
D.A. Davidson & Co.	Friedman Billings Ramsey
Lazard Capital Markets	Piper Jaffray	Wedbush Morgan Securities

The date of this prospectus is                           , 2008.

        You should rely only on the information contained in this document or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        "EnergySolutions," "Envirocare of Utah," "BNG America," "Duratek," "Reactor Sites Management Company," "Magnox Electric," "Safeguard," "Parallax," "NUKEM Corporation," "Monserco" and their respective logos are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

        This section summarizes key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the financial statements and the notes thereto, and the other documents to which this prospectus refers before making an investment decision.

        Unless the context requires otherwise, when used in this prospectus, (1) "EnergySolutions," "we," "us" and "our" refer to EnergySolutions, Inc. and its subsidiaries and include the businesses conducted by EnergySolutions prior to our reorganization to a "C" corporation, which occurred concurrently with the completion of our initial public offering on November 20, 2007; and (2) "pro forma" gives effect to our acquisition of Reactor Sites Management Company Limited and its subsidiaries, or RSMC, in June 2007, our reorganization, our initial public offering and certain other adjustments described under "Unaudited Pro Forma Financial Information."

        A glossary of defined terms used throughout this prospectus can be found under "Glossary of Defined Terms" on page G-1.

Our Company

        We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, decontamination and decommissioning, logistics, transportation, processing and disposal. We also own and operate strategic facilities that complement our services and uniquely position us to provide a single-source solution to our customers.

        We derive almost 100% of our revenues from the provision of nuclear services and believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly. Our government customers include the U.S. Departments of Energy and Defense and the U.K. Nuclear Decommissioning Authority. Our commercial customers include many of the largest owners and operators of nuclear power plants in the United States, such as Constellation Energy Group, Inc., Duke Energy Corporation, Entergy Corporation, Exelon Corporation and Florida Power & Light Company. We have entered into long-term arrangements, which we refer to as "life-of-plant" contracts, with nuclear power and utility companies representing 82 of the 104 operating nuclear reactors in the United States. Under these long-term arrangements, we have agreed to process and dispose of substantially all low-level radioactive waste, or LLRW, and mixed low-level waste, or MLLW, generated by their nuclear power plants, and ultimately the waste materials generated from the decontamination and decommissioning, or D&D, of those plants. Our commercial customers also include hospitals, pharmaceutical companies, research laboratories, universities and industrial facilities, as well as state agencies in the United States.

        We operate strategic facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. According to the Government Accountability Office, or the GAO, our facility in Clive, Utah is the largest privately-owned LLRW disposal site in the United States and currently handles over 95% of all commercial LLRW disposal in the United States. We also manage 10 sites in the United Kingdom with 22 reactors for the U.K. Nuclear Decommissioning Authority, or NDA, of which four are operational and 18 are in various stages of decommissioning. We have a comprehensive portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license. As of June 30, 2008, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. Approximately 3,000 of our employees are located at the 10 sites we manage in the United Kingdom. We also manage more than 1,000 site employees at various U.S. Department of Energy sites. We have received multiple awards for our safety record.

        Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions. For example, in June 2007, we acquired RSMC, which holds contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom. Accordingly, beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment.

        We provide our services through four segments: Federal Services; Commercial Services; Logistics, Processing and Disposal, or LP&D; and International. When a project involves the provision of both specialized on-site nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services.

The Nuclear Services Industry

        The nuclear services industry consists of a broad range of engineering, technology-based and operational services throughout the nuclear fuel cycle. The nuclear fuel cycle refers to the series of industrial and technical processes that result in the production of nuclear energy or nuclear materials from nuclear power reactors, starting with the mining of uranium and ending with the recycling or disposal of various forms of radioactive by-products.

        We believe there are significant nuclear services opportunities in the United States and internationally. In the United States, the service requirements of the nuclear industry can be broadly classified into two main categories—Federal and Commercial. Federal nuclear services consist of services provided to government entities (primarily the U.S. Department of Energy, or DOE, and, to a lesser extent, the U.S. Department of Defense, or DOD) related to management and operation, or M&O, services, complex D&D and clean-up of radioactive materials at both operational and former weapons production sites. Over the past six decades, the DOE developed one of the largest government-owned industries in the United States, responsible for research, development, testing, operations and production of nuclear weapons and a variety of nuclear-related research programs. Key factors that affect the federal nuclear services market today include stable DOE spending on nuclear programs, significant federal contracts to be awarded over the next several years and renewed interest in spent nuclear fuel recycling.

        Commercial nuclear services primarily consist of specialized nuclear fuel cycle services provided to the 104 operating nuclear reactors in the United States, as well as D&D services provided to the nuclear reactors that have been shut down. The commercial nuclear services market also includes non-utility customers such as hospitals, pharmaceutical companies, research laboratories, universities and industrial facilities. Key factors that affect the U.S. commercial nuclear services market today include the outsourcing of specialized nuclear services by nuclear power plants, growth in relicensing of existing plants, significant need for fully-integrated D&D services for the commercial nuclear power plants that have been shut down and, ultimately, for the 104 operating reactors and any new reactors, and a growing interest in nuclear energy as a clean, reliable and cost-effective alternative to fossil fuels.

        There are also significant nuclear services opportunities associated with the existing and growing number of nuclear power reactors around the world, with approximately 36 new reactors currently under construction and another 93 are expected to be in operation during the next eight years. In addition, there are nuclear services requirements related to the management and clean-up of former weapons production and other nuclear programs in countries with significant nuclear facilities. For example, the United Kingdom has begun to remediate a portion of its nuclear power plant fleet and its former nuclear weapons production sites using a similar process to that used by the DOE. Under the

United Kingdom's Energy Act 2004, the NDA was mandated with cleaning up 20 sites, including 39 reactors and five spent nuclear fuel recycling plants, as well as other fuel cycle and research facilities.

Our Competitive Strengths

        We believe that the following competitive strengths will allow us to capitalize on growth opportunities in the nuclear services industry:

  •
  Broad, Specialized Solutions Offering.  We believe that we provide the most comprehensive portfolio of specialized, technology-based nuclear services in North America and the United Kingdom and that our breadth of services, extensive experience and proven credentials position us to pursue a wide range of nuclear services contracts. This combination allows us to respond to specific, technical customer needs in an industry that often requires customized solutions. In addition, we believe our critical mass and the scale of our operations position us to pursue large nuclear services contracts, including opportunities to serve as a lead prime contractor for major government projects with the DOE, NDA and other government agencies.

  •
  Vertically Integrated Services.  Our unique LP&D capabilities complement the specialized on-site management, engineering and technological expertise provided by our other segments, enabling us to provide a comprehensive customer solution that effectively changes the nuclear services paradigm. Access to our own strategic processing and disposal facilities enables us to complete a broad range of projects quickly and cost-effectively. For example, our license stewardship project to decommission the two shut-down nuclear reactors in Zion, Illinois will involve our on-site Commercial Services capabilities, as well as our off-site LP&D capabilities and facilities to achieve project efficiency and cost control. We believe that this ability to offer vertically integrated services distinguishes us from competitors that must coordinate their efforts with multiple third-party contractors to offer a comparable range of services, thereby incurring significant costs to replicate our full range of services.

  •
  Strategic Processing and Disposal Facilities.  According to the GAO, we are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW. LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. Due to government regulations and political and siting issues, no new commercial LLRW disposal site has been able to obtain the necessary permits and licenses to operate since our Clive, Utah facility was licensed in 1988. We handle a majority of the DOE's off-site LLRW disposal business and over 95% of the LLRW generated in the United States that is disposed of in commercial sites. There are significant political and regulatory barriers to entry to provide comparable services.

  •
  Long-Term Relationships with Attractive Customer Base.  We provide specialized, technology-based nuclear services to a broad range of customers, including the DOE and the NDA, commercial power and utility companies, research laboratories, universities and other entities with nuclear-related products or operations. We generate the majority of our revenues and cash flow from customers with whom we have long-term relationships. For example, our life-of-plant contracts with nuclear power and utility companies generally cover the operating life of a nuclear reactor through its decommissioning. Although a life-of-plant contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years. In the United States, DOE contracts generally last five years with the possibility of an additional five-year extension. In the United Kingdom, RSMC and its predecessors have operated the Magnox sites since inception. NDA contracts generally are for five years with two additional five-year extensions.

  •
  Technological and Operating Expertise.  We have a substantial portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license, that enables us to participate in a wide range of projects involving materials with varying levels of radioactivity. For example, we employ proprietary technologies to transport high-level radioactive materials safely to on-site independent spent fuel storage installations. In addition, we use specialized radioactive materials processing technologies, such as vitrification and metal melting, which are currently in demand by the DOE and are an important factor in procuring prime government contracts. We also have extensive experience managing site operations at customer facilities. As a member of a prime contract team, we currently operate or jointly operate approximately 50 nuclear, radiological and industrial facilities at major DOE national laboratories and former weapons production sites. In addition, we operate four reactors that generate electricity in the United Kingdom, which provides us important operating expertise valued by our customers.

  •
  Significant Project Management Capabilities.  Our senior management team and employee base have extensive industry experience. The nuclear services industry currently faces a shortage of highly-trained professionals, and we believe our human capital serves as a core competitive advantage and enables us to deliver a comprehensive solutions offering. We have considerable nuclear-related project management capabilities for large customized projects required by our government and commercial customers. Our employee base also includes approximately 1,150 scientists and engineers and over 400 radiation and safety professionals that support our technology-based nuclear services.

Our Business Strategy

        Our objective is to be a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We intend to pursue this objective through the following strategies:

  •
  Focus on Decommissioning of Shut-down U.S. Reactors.  We are actively marketing our D&D services for shut-down reactors to nuclear power and utility companies. There are currently 13 nuclear reactors in the United States in various stages of shut-down, including SAFSTOR (an acronym for "safe storage" whereby nuclear facilities are maintained and monitored in a condition that allows radioactivity to decay over a period of several decades before undergoing final D&D), with total dedicated decommissioning funds of more than $3.1 billion. Our unique license stewardship initiative for shut-down reactors allows us to potentially accelerate D&D activities by several years. Under a license stewardship, we would obtain our own Nuclear Regulatory Commission, or NRC, license for a reactor site and enter into a turn-key contract with a utility through which we would acquire the plant. We then would be compensated for the work performed from the decommissioning trust funds transferred from the existing owner. After we have completed the D&D of the plant, we would return the restored site to its original owner. This approach offers our customers cost certainty and the advantage of near-term site restoration. We believe that we are well-positioned to compete for this D&D outsourcing work because our integrated service platform, together with our on-site D&D experience, enables us to efficiently and cost-effectively complete decommissioning and disposal of the radioactive materials at these shut-down sites. In December 2007, we entered into a license stewardship agreement with Exelon Corporation, under which we will become the licensee for Exelon's nuclear reactors in Zion, Illinois. Pursuant to this agreement and subject to NRC and other regulatory approvals, we will assume full responsibility for the decommissioning and site restoration at the Zion plant and will be compensated from the decommissioning trust fund for our work at the Zion plant.

  •
  Pursue Prime Contracting Opportunities.  We estimate that approximately $25.8 billion of U.S. government nuclear services contracts will be awarded within the next five years, and we expect to bid on a significant portion of these contracts. We believe that we have the expertise and have achieved the scale to be a leading member of consortia pursuing prime contract opportunities. For example, in May 2008, the consortium that we jointly lead was selected by the DOE to store, retrieve and treat tank waste and close the tank farms at the DOE's Hanford site under a cost-reimbursable plus fee contract valued at approximately $7.1 billion over 10 years, which includes a five-year base period with options to extend the contract for up to five additional years. We have a 40% interest in this consortium and URS Corporation has a 45% interest. We also have significant staff presence at the Oak Ridge and Savannah River DOE sites, which, together with Hanford, are three of the most heavily contaminated DOE sites requiring significant clean-up. In addition, in the United Kingdom, we are currently a prime contractor for the NDA. Moreover, much of the near-term prime contracting work for the DOE and the NDA will involve expertise in complex D&D and handling highly radioactive materials, areas in which we have substantial technological capabilities and operational experience.

  •
  Expand Existing Commercial Business.  We believe that the breadth of our nuclear services, our technological expertise and our proprietary processing and disposal facilities will enable us to deepen our relationships with existing commercial customers and pursue new commercial customers. Many of the specialized nuclear services that we offer are not core competencies of nuclear power and utility companies. As we deepen our relationships with these companies, we believe that they will increasingly outsource these services to us. For example, we have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States, pursuant to which we have agreed to process and dispose of substantially all operating LLRW generated by these plants, and ultimately their D&D waste materials. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for disposal of large components that have been retired from use in nuclear reactors. We believe the adoption of this proposal would be a significant opportunity for us to expand our business in our Commercial Services and LP&D segments.

  •
  Expand International Operations in Selected Markets.  We believe there are substantial near-term opportunities for us to market our nuclear services to international commercial and government customers. For example, the United Kingdom has formed the NDA, which is pursuing a program to remediate its major nuclear sites. Our acquisitions of RSMC, a reactor operator and manager of sites at various stages of decommissioning, and Safeguard International Solutions Ltd., a leading provider of LLRW handling and disposition services in the United Kingdom, enable us to pursue opportunities in the United Kingdom and other European countries, including the provision of specialized decommissioning and disposal services. We will also target the nuclear new-build program in the United Kingdom, particularly in respect of licensing, commissioning and operations.

  •
  Become a Leader in Spent Nuclear Fuel Recycling.  As part of our acquisition of BNG America, LLC, or BNGA, we obtained the rights in the United States, Canada and Mexico to the British Nuclear Fuels Plc group's, or BNFL's, intellectual property, including its spent nuclear fuel recycling technology and expertise. We believe we are the only U.S. company with this technology and expertise, which includes the know-how and employees who have designed, constructed, commissioned and operated spent nuclear fuel recycling facilities. We have completed DOE feasibility studies at three potential sites in the United States and preliminary design for a spent nuclear fuel recycling facility under the Global Nuclear Energy Partnership, or GNEP. GNEP is a coordinated effort to increase global energy security, reduce the risk of nuclear proliferation and encourage clean energy development. We are the leader of one of four consortia that receive funding from the DOE as part of our efforts to perform GNEP deployment studies. We intend to continue to support the DOE with our technological expertise and will collaborate with the U.S. government to further this initiative.

  •
  Pursue Acquisitions Opportunistically.  We intend to complement our organic growth strategy through selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. For example, in January 2007 we acquired Parallax, Inc., a Maryland-based nuclear services company, which, together with its joint venture partner, was awarded a contract to perform nuclear services at the DOE's Portsmouth Gaseous Diffusion Plant in Piketon, Ohio. In June 2007, we acquired RSMC from BNFL. Through its subsidiary Magnox Electric Ltd., RSMC holds the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom on behalf of the NDA. In December 2007, we acquired Monserco Limited, a Canadian company that enhances our ability to manage projects in Canada.

The Selling Stockholder

        The selling stockholder in this offering is ENV Holdings LLC. All of the members' interests in ENV Holdings LLC are held by Lindsay Goldberg & Bessemer L.P., Peterson Partners L.P. and Creamer Investments, Inc., which we refer to collectively as the "Sponsors," as well as certain of our senior employees. Creamer Investments is an affiliate of our chairman and chief executive officer, R Steve Creamer, and our vice chairman and director, J.I. Everest II.

        The selling stockholder currently owns approximately 62.3% of our outstanding common stock. Following the completion of this offering, the selling stockholder will own approximately 22.7% of our outstanding common stock if the underwriters do not exercise their over-allotment option (or approximately 16.7% if the underwriters exercise their over-allotment option in full).

Risks Affecting Our Business

        Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" beginning on page 13 of this prospectus. In particular:

  •
  Failure to obtain or comply with the conditions of national, state and local government permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions.

  •
  Adverse public reaction to developments in the use of nuclear power or the disposal of radioactive materials could lead to increased regulation, limitations on our activities or the activities of our customers, more onerous operating requirements or other conditions.

  •
  Any interruption in the operation of our disposal facility in Clive, Utah or decrease in the facility's expected capacity would adversely affect our business and force us to alter our business strategy.

  •
  National or state government regulations may be imposed that restrict the flow of radioactive materials across national or international boundaries.

  •
  Our quarterly operating results may fluctuate significantly and may not meet our financial guidance or published analyst forecasts, which could have a negative effect on the price of our common stock.

  •
  Our international operations are subject to recessions in foreign economies, unexpected changes in regulatory requirements and foreign currency fluctuations.

  •
  We may not win lead prime contractor roles because we will be competing directly with a number of large national and regional nuclear services firms that may have greater financial, management and marketing resources than we do.

  •
  Economic downturns and reductions in government funding could have an adverse impact on the revenues and profitability of our existing contracts and our ability to win new contracts.

  •
  As a government contractor, we are subject to extensive government regulation. Our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

  •
  We may not be successful in obtaining necesssary regulatory approvals or permits to enter into license stewardship arrangements with owners and operators of shut-down nuclear reactors.

  •
  Acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our debt and negatively affect our performance.

  •
  Loss of key personnel or failure to attract the qualified personnel we need to expand our operations could have an adverse effect on our ability to operate our business and execute our business strategy.

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 423 West 300 South, Suite 200, Salt Lake City, Utah 84101, and our telephone number is (801) 649-2000. We have a website at www.energysolutions.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by the selling stockholder	35,000,000 shares.
Common stock outstanding	88,310,022 shares.
Over-allotment option	The underwriters have an option to purchase a maximum of 5,250,000 additional shares from the selling stockholder to cover over-allotments.
Use of proceeds	We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.
New York Stock Exchange symbol	"ES."
Dividend policy
We intend to continue paying quarterly cash dividends on our common stock at a rate of $0.025 per share. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

        Unless otherwise indicated, all information contained in this prospectus:

  •
  includes 6,522 shares of restricted stock that were granted to our independent directors in connection with our initial public offering;

  •
  excludes 10,433,478 shares of our common stock reserved for future grants under our compensation plans, including options to purchase 5,746,670 shares; and

  •
  assumes no exercise of the underwriters' over-allotment option to purchase additional shares from the selling stockholder.

Summary Historical and Unaudited Pro Forma Financial Information

        The following tables present summary historical and unaudited pro forma financial information for our business as of the dates and for the periods indicated. The historical financial information for the years ended December 31, 2006 and 2007 was derived from the audited consolidated financial statements of EnergySolutions, Inc., or EnergySolutions, LLC, prior to our conversion from a limited liability company to a "C" corporation in connection with our initial public offering in November 2007, which are included elsewhere in this prospectus. The historical financial information as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 was derived from the unaudited consolidated financial statements of EnergySolutions, Inc., or EnergySolutions, LLC, prior to our conversion from a limited liability company to a "C" corporation, which are included elsewhere in this prospectus.

        The unaudited pro forma financial information was derived from the unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma income statement information for the year ended December 31, 2007 gives effect to the completion of (1) our acquisition of RSMC and the incurrence of debt to finance that acquisition, (2) our corporate reorganization in connection with our initial public offering, (3) our initial public offering and the application of the net proceeds therefrom and (4) certain other adjustments described under "Unaudited Pro Forma Financial Information," as if they had each occurred on January 1, 2007. The pro forma financial information does not give effect to any of our other acquisitions, including Parallax, NUKEM and Monserco, except to the extent that these acquired companies' results of operations are included in our historical financial statements, because these acquisitions do not meet significance thresholds set forth by the rules of the U.S. Securities and Exchange Commission, or SEC. The pro forma income statement information also does not give effect to certain other items described under "Unaudited Pro Forma Financial Information."

        The unaudited pro forma financial information has been prepared based upon available information and assumptions that we believe are reasonable. However, the pro forma financial information is presented for illustrative and informational purposes only and does not purport to represent what our results of operations would have actually been if the pro forma transactions had occurred on the assumed date nor are they necessarily indicative of our future performance.

        You should read the following information together with the financial statements and accompanying notes of EnergySolutions and RSMC included elsewhere in this prospectus, as well as the information contained under "Risk Factors," "Capitalization," "Selected Historical Financial Information," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

	EnergySolutions				Pro Forma
	Year Ended December 31, 2006(1)	Year Ended December 31, 2007(2)	Three Months Ended March 31, 2007 (unaudited)	Three Months Ended March 31, 2008(3) (unaudited)	Year Ended December 31, 2007 (unaudited)
	(in thousands, except per share data)
Income Statement Data:
Revenues	$427,103	$1,092,613	$114,151	$501,753	$1,804,626
Cost of revenues	235,867	898,339	83,357	428,770	1,564,611

Gross profit	191,236	194,274	30,794	72,983	240,015
Selling, general and administrative expenses	101,262	122,438	28,328	28,590	126,557

Income from operations	89,974	71,836	2,466	44,393	113,458
Interest expense	68,566	72,689	15,370	11,660	57,691
Other income (expense), net	3,113	3,364	148	(2,061)	3,364

Income (loss) before minority interests and income taxes	24,521	2,511	(12,756)	30,672	59,131
Minority interests	—	(92)	—	(195)	(92)
Income tax expense (benefit)	(2,342)	11,318	(2,412)	11,184	19,577

Net income (loss)	$26,863	$(8,899)	$(10,344)	$19,293	$39,462

Net income (loss) per share data(4)
Basic		$(0.79)		$0.22	$0.53
Diluted		$(0.79)		$0.22	$0.53
Number of shares used to calculate net income (loss) per share
Basic		11,274		88,304	$75,150
Diluted		11,274		88,310	$75,150
Other Data:
EBITDA(5)	$122,078	$119,079	$12,258	$56,797	$165,282
Amortization of intangible assets(6)	$16,589	$24,147	$4,803	$7,197	$28,728
Capital expenditures(7)	$23,910	$13,312	$1,743	$1,280	$13,312
Balance Sheet Data (as of period end):
Working capital(8)				$79,626
Cash and cash equivalents				$38,086
Total assets				$1,665,104
Total debt				$586,967

(1)
Our results of operations for 2006 include the results of BNGA, Duratek, Inc. and Safeguard from the dates of their acquisitions in February 2006, June 2006 and December 2006, respectively.

(2)
Our results of operations for 2007 include the results of Parallax, RSMC, NUKEM and Monserco from the dates of their acquisitions in January 2007, June 2007, July 2007 and December 2007, respectively.

(3)
Our results of operations for the three months ended March 31, 2008 include the results of operations of RSMC, NUKEM and Monserco, all of which were acquired after the first quarter of 2007; therefore, our results of operations for the comparable period in 2007 did not include these acquisitions. In addition, the gross profit for RSMC is typically higher in the first quarter of the year than we expect it to be in other quarters due to the recognition of efficiency fees under our contract with the NDA.

(4)
Historical net income (loss) per share is not presented for the year ended December 31, 2006 or the three months ended March 31, 2007 because we were structured as a limited liability company, had only one member and there were no ownership interests that were convertible into common stock or a common stock equivalent.

(5)
We define EBITDA as income before interest (including the effects of interest rate swap agreements), taxes, depreciation and amortization. We use EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed with our GAAP results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. EBITDA assists us in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our results of operations.

  EBITDA should not be considered as a substitute for net income or income from operations, as determined in accordance with GAAP. EBITDA is not defined by GAAP and you should not consider it in isolation or as a substitute for analyzing our results as reported under GAAP. EBITDA has limitations as an analytical tool, including the following:

  •
  EBITDA does not reflect our interest expense;

  •
  although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacements;

  •
  EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

  •
  other companies may calculate EBITDA differently, limiting its usefulness as a comparative measure.

  Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance of our business. We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto, our pro forma financial statements, and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

  The following is a reconciliation of net income to EBITDA:

	EnergySolutions				Pro Forma
	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(in thousands of dollars)
Net income (loss)	$26,863	$(8,899)	$(10,344)	$19,293	$39,462
Interest expense(a)	68,929	73,430	15,640	14,502	58,432
Income tax (benefit) expense	(2,342)	11,318	(2,412)	11,184	19,577
Depreciation	12,039	19,083	4,571	4,621	19,083
Amortization(b)	16,589	24,147	4,803	7,197	28,728

EBITDA	$122,078	$119,079	$12,258	$56,797	$165,282

  (a)
  Includes expense for interest rate swap agreements, which is recorded in Other income (expense), of (in thousands of dollars): $363 and $741 for the years ended December 31, 2006 and 2007, respectively; $270 and $2,842 for the three months ended March 31, 2007 and 2008, respectively; and $741 for the pro forma year ended December 31, 2007.

  (b)
  Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006 and RSMC in 2007. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses.

(6)
Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006 and RSMC in 2007. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses. Our amortization costs related to intangible assets increased from 2006 to 2007 as a result of our acquisition of RSMC.

(7)
We completed several significant capital improvements in 2006, including the installation of a new metal shredder, rail handling loop and rotary dump at our Clive facility. Most of our capital expenditures of approximately $13.3 million in 2007 related primarily to maintenance at our facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

(8)
Consists of current assets, less current liabilities.

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RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

We and our customers operate in a highly regulated industry that requires us and them to obtain, and to comply with, national, state and local government permits and approvals.

        We and our customers operate in a highly regulated environment. Our facilities are required to obtain, and to comply with, national, state and local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions. Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including:

  •
  failure to provide adequate financial assurance for decommissioning or closure;

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  failure to comply with environmental and safety laws and regulations or permit conditions;

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  local community, political or other opposition;

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  executive action; and

  •
  legislative action.

        In addition, if new environmental legislation or regulations are enacted or existing laws or regulations are amended or are interpreted or enforced differently, we or our customers may be required to obtain additional operating permits or approvals. Changes in requirements imposed by our environmental or other permits may lead us to incur additional expenses by requiring us to change or improve our waste management technologies and services to achieve and maintain compliance. There can be no assurance that we will be able to meet all potential regulatory changes.

We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.

        We and our customers operate in a politically sensitive environment. The risks associated with radioactive materials and the public perception of those risks can affect our business. Various public interest groups frequently oppose the operation of disposal sites for radioactive materials such as our Clive, Utah and Barnwell, South Carolina facilities. For example, public interest groups and the governor of Utah recently have made public statements regarding their desire to limit the source and volume of radioactive materials that we process and dispose at our Clive facility. If any efforts to limit our operations at these or any of our other current or future facilities were successful, then our business would suffer.

        Opposition by third parties to particular projects can delay or prohibit the construction of new nuclear power plants and can limit the operation of nuclear reactors or the handling and disposal of radioactive materials. Adverse public reaction to developments in the use of nuclear power or the disposal of radioactive materials, including any high profile incident involving the discharge of radioactive materials, could directly affect our customers and indirectly affect our business. In the past, adverse public reaction, increased regulatory scrutiny and litigation have contributed to extended construction periods for new nuclear reactors, sometimes extending construction schedules by decades or more, contributing to the result that no new reactor has been ordered since the 1970s. Adverse public reaction also could lead to increased regulation or outright prohibition, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers and our business.

        In addition, we may seek to address public and political opposition to our business activities through voluntary limitations on our operations. For example, as part of our response to public statements made by public interest groups and the governor of Utah regarding their desire to limit the source and volume of radioactive materials that we process and dispose at our Clive facility, we voluntarily agreed with the governor to withdraw a request for a license amendment to increase our capacity at our Clive facility. We are also experiencing both local and national expressions of opposition to the importation of LLRW from international sources, including opposition articulated in U.S. congressional proposals and from the Northwest Interstate Compact on Low-Level Radioactive Waste Management, or the Northwest Compact. The Northwest Compact, which consists of Alaska, Hawaii, Idaho, Montana, Oregon, Utah, Washington, and Wyoming, was created pursuant to a federal statute that enables states to enter into interstate compacts for the purposes of managing LLRW. In response to this opposition, we have volunteered to limit the amount of foreign LLRW accepted at our Clive facility to a maximum of 5% of the total remaining facility capacity. We also have filed a declaratory judgment action in the U.S. District Court in Utah seeking an order that the Northwest Compact does not have jurisdictional or regulatory authority over our Clive facility and that the Northwest Compact may not discriminate between domestic and foreign materials. Our actions to diffuse public and political opposition to our business can divert time and resources away from our core business operations and strategies, and failure to achieve the intended results of our actions may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued operation of our Clive, Utah facility.

        Our disposal facility in Clive, Utah is a strategic asset and is vital to our business. This facility is the largest privately owned commercial facility for the disposal of LLRW in the United States, and contributed 14.2% and 6.2% of our revenues for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Because of the greater profitability of the Clive facility in comparison with the rest of our business, a loss of revenue from Clive would have a disproportionate impact on our gross profit and gross margin. The Clive facility is subject to the normal hazards of operating any disposal facility, including accidents and natural disasters. In addition, access to the facility is limited, and any interruption in rail or other transportation services to and from the facility will affect our ability to operate the facility. Our Clive facility is highly regulated and subject to extensive licensing and permitting requirements and continuous air and ground water monitoring. Changes in federal, state or local regulations, including changes in the interpretation of those regulations, can affect our ability to operate the facility. Actions by states or the federal government may affect facility capacity, expansion or extension of the Clive facility. The Northwest Compact also has asserted authority over our Clive facility and restrictions over our ability to import foreign LLRW for disposal at the facility. Such actions may hinder, delay or stop shipments to the facility, which could seriously impair our ability to execute disposal projects and significantly reduce future revenues. We believe that we have sufficient capacity for more than 30 years of operations based on our estimate of future disposal volumes, our ability to optimize disposal capacity utilization and our assumption that we will obtain a license amendment to convert a disposal cell originally intended for 11e(2) waste to Class A LLRW. If we are unable to obtain the license amendment, our projected capacity to dispose of Class A LLRW would be materially reduced. If future disposal volumes increase beyond our expectations or if our other assumptions prove to be incorrect, then the remaining capacity at Clive would be exhausted more quickly than projected.

        Any interruption in our operation of the Clive facility or decrease in the effective capacity of the facility would adversely affect our business, and any prolonged disruption in the operation of the facility or reduction in the capacity or useful life of the facility would have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results may fluctuate significantly and may not meet our financial guidance or published analyst forecasts, which could have a negative effect on the price of our common stock.

        Our quarterly operating results may fluctuate significantly because of a number of factors, many of which are outside our control, including:

  •
  the seasonality of our contracts, the spending cycle of our government customers and the spending patterns of our commercial customers;

  •
  the number and significance of projects commenced and completed during a quarter;

  •
  uncertainty in timing for receiving government contract awards;

  •
  our contract with the NDA, under which we generally recognize most efficiency fees in the first calendar quarter of each year;

  •
  the adoption of a proposed NRC rule change allowing the use of decommissioning funds to dispose of large components;

  •
  unanticipated changes in contract performance, particularly with contracts that have funding limits;

  •
  the timing of resolutions of change orders, requests for equitable adjustments and other contract adjustments;

  •
  decisions by customers to terminate our contracts;

  •
  delays incurred in connection with a project;

  •
  seasonal variations in shipments of radioactive materials;

  •
  weather conditions that delay work at project sites;

  •
  the timing of expenses incurred in connection with acquisitions or other corporate initiatives;

  •
  staff levels and utilization rates;

  •
  changes in the prices of services offered by our competitors; and

  •
  general economic or political conditions.

        Fluctuations in quarterly results, lower than anticipated revenues or our failure to meet financial guidance or published analysts' forecasts could have a negative effect on the price of our common stock.

Our international operations involve risks that could have a material adverse effect on our results of operations.

        For the year ended December 31, 2007, we derived 49.5% and 4.1% of our revenues and operating income, respectively, and for the three months ended March 31, 2008, we derived 74.2% and 67.8% of our revenues and operating income, respectively, from our operations outside of North America. Our business is dependent on the success of our international operations, and we expect that our international operations will continue to account for a significant portion of our total revenues. Our international operations are subject to a variety of risks, including:

  •
  recessions in foreign economies and the impact on our costs of doing business in those countries;

  •
  difficulties in staffing and managing foreign operations;

  •
  unexpected changes in regulatory requirements;

  •
  foreign currency fluctuations;

  •
  the adoption of new, and the expansion of existing, trade restrictions;

  •
  acts of war and terrorism;

  •
  the ability to finance efficiently our foreign operations;

  •
  social, political and economic instability;

  •
  increases in taxes;

  •
  limitations on the ability to repatriate foreign earnings; and

  •
  natural disasters or other crises.

Changes in existing environmental and other laws, regulations and programs could affect our business.

        A significant amount of our business processing and disposing of radioactive materials derives directly or indirectly as a result of existing national and state laws, regulations and programs related to pollution and environmental protection. National, state and local environmental legislation and regulations require substantial expenditures and impose liabilities for noncompliance. Accordingly, a real or perceived relaxation or repeal of these laws and regulations, or changes in government policies regarding the funding, implementation or enforcement of these programs, could result in a material decline in demand for nuclear services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and the industry's views on the cost-effectiveness of remedies available under the changed laws and regulations.

        Our operations are subject to taxation by the U.S. and U.K. governments, the State of Utah, Tooele County, Utah and other foreign governments. In the event of a material increase in our taxes resulting from an increase in our effective tax rate or change in our scheme of taxation, we may not have the ability to pass on the effect of such increase to our customers and, as a result, our stockholders could bear the burden of any such tax increase. The risk of a material tax increase may be exacerbated by political pressure to limit our operations. See "—We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us."

        Our facilities are also subject to political actions by government entities which can reduce or completely curtail their operations. For example, the State of South Carolina closed the Barnwell disposal site on July 1, 2008 to customers outside of the Atlantic Compact States of South Carolina, New Jersey and Connecticut. Although we do not expect the Barnwell closure to be significant to our revenues or net income, political pressures to reduce or curtail other operations could have a material adverse effect on our results of operations.

Our life-of-plant contracts may not remain effective through a nuclear power plant's decontamination and decommissioning.

        Although our life-of-plant contracts are intended to provide us with revenue streams from the processing and disposal of substantially all LLRW and MLLW generated over the remaining lives of nuclear power plants operated by our commercial power and utility customers, and ultimately waste disposal revenue streams when the plants are shut down, these contracts may not actually remain effective for that entire period. A typical "life-of-plant" contract may terminate before D&D because the contract may:

  •
  have a shorter initial term than the useful life of the plant and the contract may not be extended by the utility;

  •
  include a provision that allows the customer to terminate the contract after a certain period of time or upon certain events;

  •
  allow for renegotiation of pricing terms if market conditions change; and

  •
  allow for renegotiation of pricing terms based on increases in taxes and pass-through or other costs.

The early termination or renegotiation of a life-of-plant contract may reduce our revenues and profits. In addition, life-of-plant contracts may expose us to liability in the event that government bodies limit our ability to accept radioactive materials by capping the capacity of one or more of our disposal facilities or taking other actions.

We may not be successful in winning new business mandates from our government and commercial customers.

        We must be successful in winning new business mandates from our government and commercial customers to replace revenues from projects that are nearing completion and to increase our revenues. Our business and operating results can be adversely affected by the size and timing of a single material contract. For example, during 2005, we were the primary subcontractor to Kaiser-Hill Company, LLC for the transportation and disposal of LLRW, MLLW and other contaminated materials from the DOE's Rocky Flats Environmental Technology site near Denver, Colorado. Pursuant to this contract, we generated $105.4 million of revenues during 2005. The DOE declared the clean-up complete in October 2005, and we have not generated significant revenues from Rocky Flats since 2005.

        Our business strategy includes bidding on government contracts as a lead prime contractor in a consortium. We expect to bid on a significant portion of the approximately $25.8 billion of federal nuclear services contracts that we estimate will be awarded within the next five years. In the past, we have operated primarily as a subcontractor or in a minority position on a prime contractor team. In pursuing a lead prime contractor role, we will be competing directly with a number of large national and regional nuclear services firms that may possess or develop technologies superior to our technologies and have greater financial, management and marketing resources than we do. Many of these companies also have long-established customer relationships and reputations. As a result, we may not be successful in being awarded the lead prime contractor role for any of these contracts.

We may fail to win re-bids in the United Kingdom for the Southern and Northern Region decommissioning contracts currently held by our subsidiary RSMC.

        The current NDA contracts held by RSMC through its subsidiary, Magnox Electric, in relation to the Southern Region sites and Northern Region sites may be put out for re-bid ahead of their termination dates, currently expected to be within the next two years. During the contract year ended March 31, 2008, RSMC recognized revenues of $1.1 billion from these contracts. We expect the competition for these contracts to be intense, and our failure to win the re-bid of either or both contracts would have a material adverse effect on our results of operations. Furthermore, we intend to pursue these re-bids in partnership with other contractors. For instance, we have entered into an agreement to team with Jacobs Engineering Corporation to re-bid on the Southern Region pursuant to which Jacobs would be a 35% partner. Our failure to win the re-bids could have an adverse effect on our business and results of operations. Even if we win the re-bid, the participation of a partner could reduce our profits from these contracts. In addition, any limitations on our ability to import international waste to our Clive facility could reduce one of our competitive advantages in competing for these contracts. See "—We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us."

The loss of one or a few customers could have an adverse effect on us.

        One or a few government and commercial customers have in the past and may in the future account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, the NDA accounts for virtually all of our revenue in the International segment (which is our largest segment based on 2007 revenues). For the year ended December 31, 2007 and the three months ended March 31, 2008, 48.6% and 73.9%, respectively, of our revenues were from contracts funded by the NDA. In addition, in 2007, we had contracts with various offices within the DOE, including with the Office of Environmental Management, the Office of Civilian Radioactive Waste Management, the National Nuclear Security Administration and the Office of Nuclear Energy. For the year ended December 31, 2007 and the three months ended March 31, 2008, 16.7% and 8.8%, respectively, of our revenues were from contracts funded by the DOE. Because customers generally contract with us for specific projects, we may lose these significant customers from year to year as their projects with us are completed. Our inability to replace this business with other projects could have an adverse effect on our business and results of operations.

The elimination or any modification of the Price-Anderson Act's indemnification authority could have adverse consequences for our business.

        In the United States, the Atomic Energy Act of 1954, as amended, or the AEA, comprehensively regulates the manufacture, use and storage of radioactive materials. Section 170 of the AEA, which is known as the Price-Anderson Act, supports the nuclear services industry by offering broad indemnification to commercial nuclear power plant operators and DOE contractors for liabilities arising out of nuclear incidents at power plants licensed by the NRC and at DOE nuclear facilities. That indemnification protects not only the NRC licensee or DOE prime contractor, but also companies like us that work under contract or subcontract for a licensed power plant or under a DOE prime contract or transporting radioactive material to or from a site. The indemnification authority of the NRC and DOE under the Price-Anderson Act was extended through 2025 by the Energy Policy Act of 2005.

        The Price-Anderson Act's indemnification provisions generally do not apply to our processing and disposal facilities, and do not apply to all liabilities that we might incur while performing services as a contractor for the DOE and the nuclear energy industry. If an incident or evacuation is not covered under Price-Anderson Act indemnification, we could be held liable for damages, regardless of fault, which could have an adverse effect on our results of operations and financial condition. In connection with international transportation of toxic, hazardous and radioactive materials, it is possible for a claim to be asserted which may not fall within the indemnification provided by the Price-Anderson Act. If such indemnification authority is not applicable in the future, our business could be adversely affected if the owners and operators of new facilities fail to retain our services in the absence of commercially adequate insurance and indemnification.

Our existing and future customers may reduce or halt their spending on nuclear services from outside vendors, including us.

        A variety of factors may cause our existing or future customers to reduce or halt their spending on nuclear services from outside vendors, including us. These factors include, but are not limited to:

  •
  accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials;

  •
  disruptions in the nuclear fuel cycle, such as insufficient uranium supply or conversion;

  •
  the financial condition and strategy of the owners and operators of nuclear reactors;

  •
  civic opposition to or changes in government policies regarding nuclear operations; or

  •
  a reduction in demand for nuclear generating capacity.

        These events also could adversely affect us to the extent that they result in the reduction or elimination of contractual requirements, the suspension or reduction of nuclear reactor operations, the reduction of supplies of nuclear raw materials, lower demand for nuclear services, burdensome regulation, disruptions of shipments or production, increased operational costs or difficulties or increased liability for actual or threatened property damage or personal injury.

Economic downturns and reductions in government funding could have a negative impact on our businesses.

        Demand for our services has been, and we expect that demand will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of private and government entities to make expenditures on nuclear services may decline significantly. We cannot be certain that economic or political conditions will be generally favorable or that there will not be significant fluctuations adversely affecting our industry as a whole. In addition, our operations depend, in part, upon government funding, particularly funding levels at the NDA or DOE. Significant changes in the level of government funding (for example, the annual budget of the NDA or DOE) or specifically mandated levels for different programs that are important to our business could have an unfavorable impact on our business, financial position, results of operations and cash flows. For example, the U.K. government reduced funding to the NDA in 2007 compared to 2006. The NDA has stated that the Magnox North and Magnox South sites, for which we are currently a prime contractor, may receive reduced funding allocations in the future so that the NDA may address other sites that contain more hazardous materials that pose a greater degree of risk. In addition, it is likely that Congress will not pass a fiscal year 2009 appropriations bill until a new administration takes office, which may delay spending on new government contracts.

As a government contractor, we are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

        Our government contracts, which are primarily with the NDA and the DOE, are a significant part of our business. Allowable costs under U.S. government contracts are subject to audit by the U.S. government. Similarly, some U.K. contracts are subject to audit by U.K. regulatory authorities, including the NDA. If these audits result in determinations that costs claimed as reimbursable are not allowed costs or were not allocated in accordance with applicable regulations, we could be required to reimburse government authorities for amounts previously received.

        Government contracts are often subject to specific procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. We may be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Additionally, we may be subject to the Truth in Negotiations Act, which requires certification and disclosure of all factual costs and pricing data in connection with contract negotiations. If we fail to comply with any regulations, requirements or statutes, our existing government contracts could be terminated or we could be suspended from government contracting or subcontracting. If one or more of our government contracts are terminated for any reason, or if we are suspended or debarred from government work, we could suffer a significant reduction in expected revenues and profits. Furthermore, as a result of our government contracting, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes.

Our commercial customers may decide to store radioactive materials on-site rather than contract with us to transport, process and dispose of the radioactive materials at one of our off-site facilities.

        Our LP&D segment's results of operations may be affected by the decisions of our commercial customers to store radioactive materials on-site. There has been little regulatory, political or economic pressure for commercial utilities and power companies to dispose of radioactive materials at off-site facilities. Some of these commercial entities have the ability to store radioactive materials generated by their operations on-site, instead of contracting with an outside service provider, such as us, to transport, process and dispose of the radioactive materials at an off-site location, such as our Clive facility. The decision to store radioactive materials on-site rather than contracting to dispose of them at an off-site facility may be influenced by the accounting treatment for radioactive materials. Currently, the liability for the disposal of radioactive materials stored on-site may be capitalized on the owner's balance sheet and amortized over the expected on-site storage period. In contrast, radioactive materials shipped off-site for disposal are expensed during the period in which the materials are shipped off-site. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for transportation and disposal of retired large components. If adopted, this proposal could provide operators of nuclear reactors with an incentive to transport, process and dispose of radioactive materials at an off-site location. Conversely, failure of the proposal to be adopted could have an adverse impact on the prospects for our Commercial and LP&D segments.

We may not be successful in entering into license stewardship arrangements with owners and operators of shut-down nuclear reactors.

        We are marketing our license stewardship solution to the owners and operators of shut-down nuclear reactors in SAFSTOR or monitored storage. Although we believe that our license stewardship initiative is an attractive alternative to deferring decommissioning and related risks to the reactor owner, including future cost increases and the future availability of disposal capacity, the following factors may adversely affect our license stewardship initiative:

  •
  owners and operators of shut-down nuclear reactors have the option of maintaining their reactors in SAFSTOR or monitored storage, allowing their decommissioning trust funds to grow and eventually pursue a D&D program in the future;

  •
  uncertainty regarding the appropriate tax and regulatory treatment of aspects of our license stewardship initiative may prevent owners and operators of nuclear power plants from entering into these kinds of arrangements with us;

  •
  if a plant's decommissioning trust fund has decreased or failed to grow, the fund may not be large enough to make license stewardship economically feasible;

  •
  we may fail to obtain the necessary approvals and licenses from the NRC and the applicable state public utility commission on terms we find acceptable;

  •
  these contracts may require us to post letters of credit or surety bonds that we may be unable to obtain on reasonable terms, or at all;

  •
  as the owner of the reactor assets and the holder of the NRC license, we may be subject to unforeseen environmental liabilities, including fines for non-compliance with environmental requirements and costs associated with the clean-up of unanticipated contamination; and

  •
  if we underestimate the costs or timing of D&D activities at a particular site, the project may not be profitable for us.

Our inability to successfully enter into license stewardship arrangements may have an unfavorable impact on our business, financial position, results of operations and cash flows.

We are subject to liability under environmental laws and regulations.

        We are subject to a variety of environmental, health and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or radioactive materials and wastes, the remediation of contamination associated with releases of hazardous substances and human health and safety. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Our projects often involve highly regulated materials, including hazardous and radioactive materials and wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and licenses and comply with various other requirements. Fees associated with such environmental permits and licenses can be costly. In addition, the improper characterization, handling, testing, transportation or disposal of regulated materials or any other failure to comply with these environmental, health and safety laws, regulations, permits or licenses have resulted in fines or penalties from time to time and could subject us and our management to civil and criminal penalties, the imposition of investigatory or remedial obligations or the issuance of injunctions that could restrict or prevent our operations. These laws and regulations may also become more stringent, or be more stringently enforced, in the future.

        Various national, state and local environmental laws and regulations, as well as common law, may impose liability for property damage and costs of investigation and clean-up of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management, environmental remediation or nuclear D&D activities. These laws may impose responsibility and liability without regard to knowledge of or causation of the presence of contaminants. The liability under these laws can be joint and several, meaning liability for the entire cost of clean-up can be imposed upon any responsible party. We have potential liabilities associated with our past radioactive materials management activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the imposition of unforeseen clean-up obligations at these or other sites could have an adverse effect on our results of operations and financial condition.

        When we perform our services, our personnel and equipment may be exposed to radioactive and hazardous materials and conditions. We may be subject to liability claims by employees, customers and third parties as a result of such exposures. In addition, we may be subject to fines, penalties or other liabilities arising under environmental or safety laws. Although to date we have been able to obtain liability insurance for the operation of our business, there can be no assurance that our existing liability insurance is adequate or that it will be able to be maintained or that all possible claims that may be asserted against us will be covered by insurance. A partially or completely uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our results of operations and financial condition.

Our operations involve the handling, transportation and disposal of radioactive and hazardous materials and could result in liability without regard to our fault or negligence.

        Our operations involve the handling, transportation and disposal of radioactive and hazardous materials. Failure to properly handle these materials could pose a health risk to humans or animals and could cause personal injury and property damage (including environmental contamination). If an accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of corrective action taken by emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an accident could result in significant costs.

        In our contracts, we seek to protect ourselves from liability associated with accidents, but there is no assurance that such contractual limitations on liability will be effective in all cases or that our, or our customers', insurance will cover all the liabilities we have assumed under those contracts. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations and financial condition.

        We maintain insurance coverage as part of our overall risk management strategy and due to requirements to maintain specific coverage in our financing agreements and in many of our contracts. These policies do not protect us against all liabilities associated with accidents or for unrelated claims. In addition, comparable insurance may not continue to be available to us in the future at acceptable prices, or at all.

We are engaged in highly competitive businesses and typically must bid against other competitors to obtain major contracts.

        We are engaged in highly competitive businesses in which most of our government contracts and some of our commercial contracts are awarded through competitive bidding processes. We compete with national and regional firms with nuclear services practices, as well as small or local contractors. Some of our competitors have greater financial and other resources than we do, which can give them a competitive advantage. In addition, even if we are qualified to work on a new government contract, we might not be awarded the contract because of existing government policies designed to protect small businesses and underrepresented minority contractors. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue for nuclear service contracts, challenging our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share and experience an overall reduction in our profits. In the event that a competitor is able to obtain the necessary permits, licenses and approvals to operate a new commercial LLRW disposal site, our business could be adversely affected. For example, Waste Control Specialists LLC, or WCS, filed a license application in August 2004 for an LLRW disposal facility in Andrews County, Texas. In late 2007, the State of Texas issued a draft LLRW license to WCS. Under the terms of the draft license, WCS is prohibited from accepting more than 20% of the volume shipped to the WCS site from outside the Texas Interstate Compact on Low-Level Radioactive Waste Management, which includes only Texas and Vermont. This license contained several contingencies that must be resolved prior to the issuance of the final license, including a requirement that the DOE assume all rights, title, and interest in the land, buildings and waste located at the facility that would be used to dispose of waste received from federal government sites. We cannot predict whether WCS will successfully resolve the contingencies related to the draft LLRW license, or whether the State of Texas will issue a final license to WCS. In addition, WCS recently received a separate license to permanently dispose of 11e(2) materials at its facility.

Our historical financial statements do not fully reflect our results of operations as a newly combined company.

        Our business today consists of a combination of recently acquired businesses. However, the historical financial statements included in this prospectus only reflect the results of the acquired businesses from the dates of their acquisition. Therefore, these financial statements do not fully reflect our operations as a combined business. The pro forma financial statements included in this prospectus also do not purport to represent what our results of operations or financial condition would have actually been if the pro forma transactions had occurred on the assumed dates nor are they necessarily indicative of our future performance. Furthermore, the financial statements for RSMC were prepared on a "carve-out" basis and include allocations for various expenses historically recorded by BNFL. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of what RSMC's results of operations or financial condition would have been had the business operated as a separate entity during the periods presented or for future periods.

Our business and operating results could be adversely affected by losses under fixed-price contracts.

        Fixed-price contracts require us to perform all work under the contract for a specified lump-sum. Fixed-price contracts expose us to a number of risks not inherent in cost-reimbursable contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control, failures of subcontractors to perform and economic or other changes that may occur during the contract period. Our Zion license stewardship agreement is a fixed-price contract. Until the license to operate Zion is transferred to us, we are at risk for costs we incur in connection with our work on this contract.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

        In some instances, we guarantee a customer that we will complete a project by a scheduled date. For example, in connection with our license stewardship initiative, we guarantee that we will complete the decommissioning of a nuclear power plant that is currently shut down within both a particular time frame and budget. We also sometimes guarantee that a project, when completed, will achieve certain performance standards. If we fail to complete the project as scheduled or if the project fails to meet guaranteed performance standards, we may be held responsible for the impact to the customer resulting from any delay or for the cost of further work to achieve the performance standards, generally in the form of contractually agreed-upon penalty provisions. As a result, the project costs could exceed our original estimate, leading to reduced profits or a loss for that project.

Our use of proportional performance accounting could result in a reduction or elimination of previously reported profits.

        A significant portion of our revenues are recognized using the proportional performance method of accounting. Generally, the proportional performance accounting practices we use result in recognizing contract revenues and earnings based on output measures, where estimable, or on other measures such as the proportion of costs incurred to total estimated contract costs. For some of our long-term contracts, completion is measured on estimated physical completion or units of production. The cumulative effect of revisions to contract revenues and estimated completion costs, including incentive awards, penalties, change orders, claims and anticipated losses, is recorded in the accounting period in which the amounts are known or can be reasonably estimated. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. A significant downward revision to our estimates could result in a material charge to our results of operations in the period of such a revision.

Acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our debt and negatively impact our performance.

        Our growth strategy includes selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. In 2007, we completed the acquisitions of RSMC, Parallax, NUKEM and Monserco. From time to time, we may consider additional acquisitions, which, if consummated, could be material. We cannot give any assurance as to whether any such transaction could be completed or as to the price, terms or timetable on which we may do so. If we are able to consummate any such acquisition, it could result in dilution of our earnings, an increase in indebtedness or other consequences that could be adverse.

        The expense incurred in consummating acquisitions, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize anticipated benefits from acquisitions. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition strategy include:

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  potential disruption of our ongoing business and distraction of management;

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  unexpected loss of key employees or customers of the acquired company;

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  conforming the acquired company's standards, processes, procedures and controls with our operations;

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  hiring additional management and other critical personnel; and

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  increasing the scope, geographic diversity and complexity of our operations.

        We may not be able to identify suitable acquisition targets or negotiate attractive terms in the future. In addition, our ability to complete acquisitions is limited by covenants in our credit facilities and our financial resources, including available cash and borrowing capacity. If we are unable to make successful acquisitions, our ability to grow our business could be adversely affected.

Our success depends on attracting and retaining qualified personnel in a competitive environment.

        Our operations require the services of highly qualified managerial and business development personnel, skilled technology specialists and experts in a wide range of scientific, engineering and health and safety fields. Partly because no new nuclear reactors have commenced construction since the mid-1970s, there has been a limited number of qualified students graduating from universities with specialized nuclear engineering or nuclear science-based degrees. As a result, the nuclear services industry is experiencing a shortage of qualified personnel. We face increasing competition and expense to attract and retain such personnel. Loss of key personnel or failure to attract personnel to expand our operations could have an adverse effect on our ability to operate our business and execute our business strategy.

Our failure to maintain our safety record could have an adverse effect on our business.

        Our safety record is critical to our reputation. In addition, many of our government and commercial customers require that we maintain certain specified safety record guidelines to be eligible to bid for contracts with these customers. Furthermore, contract terms may provide for automatic termination in the event that our safety record fails to adhere to agreed-upon guidelines during performance of the contract. As a result, our failure to maintain our safety record could have a material adverse effect on our business, financial condition and results of operations.

An impairment charge could have a material adverse effect on our financial condition and results of operations.

        Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we are required to test acquired goodwill for impairment on an annual basis based upon a fair value approach, rather than amortizing it over time. Goodwill represents the excess of the amount we paid to acquire our subsidiaries and other businesses over the fair value of their net assets at the date of the acquisition. We have chosen to perform our annual impairment reviews of goodwill at the end of the first quarter of each fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. In addition, we are required to test our finite-lived intangible assets for impairment if events occur or circumstances change that would indicate the remaining net book value of the finite-lived intangible assets might not be recoverable. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, potential government actions towards our facilities and other factors. If the fair market value of our reporting units is less than their book value, we could be required to record an impairment charge. The valuation of reporting units requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our business, including such factors as industry performance, changes in technology and operating cash flows. The amount of any impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

        In June 2006, we acquired Duratek for an aggregate purchase price of $440.8 million. Goodwill recognized for this acquisition was $309.6 million. We paid a premium in excess of the fair value of the net tangible and identified intangible assets of $216.9 million. We were willing to pay this premium as a result of our identification of significant synergies that we expect to realize through the acquisition. However, if we determine that we are not able to realize these expected synergies and determine that the fair value of the assets acquired is less than the book value of those assets, then we would have to recognize an impairment to goodwill as a current-period expense. Because of the significant amount of goodwill recognized in the Duratek acquisition, an impairment of that goodwill could result in a material expense and could result in a decrease in the market price of our common stock.

        As of March 31, 2008, we had $526.1 million of goodwill and $377.5 million of finite-lived intangible assets. Our goodwill and other intangible assets collectively represented 54.3% of our total assets of $1.7 billion as of March 31, 2008.

We have substantial debt, which could adversely affect our financial condition and otherwise adversely affect our business and growth prospects.

        As of March 31, 2008, the outstanding balance under our credit facilities was $587.0 million. Our substantial debt could have important consequences to us, including the following:

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  we must use a substantial portion of our cash flow from operations to pay interest on our debt, which reduces the funds available to us for other purposes;

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  our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

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  our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

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  we may be at a competitive disadvantage to competitors that have less debt.

        Borrowings under our credit facilities bear interest at variable rates. As of March 31, 2008, the weighted average interest rate under our credit facilities was 7.1%. At this rate and assuming an outstanding balance of $587.0 million as of March 31, 2008, our annual debt service obligations would be $47.7 million. Based on the amount of debt outstanding and the interest rate at March 31, 2008, a hypothetical 1% increase in interest rates would increase our annual interest expense by approximately $5.9 million. If interest rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase and the risks related to our substantial debt would intensify.

The agreements governing our debt restrict our ability to engage in certain business transactions.

        The agreements governing the credit facilities restrict our ability to, among other things, engage in the following actions, subject to limited exceptions:

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  incur or guarantee additional debt;

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  declare or pay dividends to holders of our common stock;

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  make investments;

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  incur or permit to exist liens;

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  enter into transactions with affiliates;

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  make material changes in the nature or conduct of our business;

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  merge or consolidate with, or sell substantially all of our assets to, other companies;

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  make capital expenditures; and

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  transfer or sell assets.

        Our credit facilities also contain other covenants that are typical for credit facilities of this size, type and tenor, such as requirements that we meet specified maximum leverage and minimum cash interest coverage ratios. Our ability to make additional borrowings under our credit facilities depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control.

        Our failure to comply with obligations under our credit facilities could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit the lenders thereunder to accelerate payment of their loans. If our debt is accelerated, we cannot be certain that we will have funds available to pay the accelerated debt or that we will have the ability to refinance the accelerated debt on terms favorable to us or at all. If we could not repay or refinance the accelerated debt, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration or insolvency would likely have a material adverse effect on the market value of our common stock.

We rely on intellectual property law and confidentiality agreements to protect our intellectual property. Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

        Protection of our proprietary processes, methods and other technology is important to our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. A majority of our patents relate to the development of new products and processes for the processing and disposal of radioactive materials. Our intellectual property could be challenged, invalidated, circumvented or rendered unenforceable.

        We also rely upon unpatented proprietary nuclear expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. We generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, but these agreements are limited in duration and could be breached, and therefore they may not provide meaningful protection for our trade secrets or proprietary nuclear expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and nuclear expertise. Others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our intellectual property or confidentiality agreements to protect our processes, technology, trade secrets and proprietary nuclear expertise and methods could have an adverse effect on our business by jeopardizing our rights to use critical intellectual property.

        In addition, effective intellectual property protection may be limited or unavailable in some foreign countries where we may pursue operations.

If our partners fail to perform their contractual obligations on a project or if we fail to coordinate effectively with our partners, we could be exposed to legal liability, loss of reputation and reduced profit on the project.

        We often perform projects jointly with contractual partners. For example, we enter into contracting consortia and other contractual arrangements to bid and perform jointly on large projects. Success on these joint projects depends in part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to perform its contractual obligations satisfactorily, we may be required to make additional investments and provide additional services in order to compensate for that partner's failure. If we are unable to adequately address our partner's performance issues, then our customer may exercise its right to terminate a joint project, exposing us to legal liability, loss of reputation and reduced profit.

        Our collaborative arrangements also involve risks that participating parties may disagree on business decisions and strategies. These disagreements could result in delays, additional costs and risks of litigation. Our inability to successfully maintain existing collaborative relationships or enter into new collaborative arrangements could have a material adverse effect on our results of operations.

We conduct a portion of our operations through joint venture entities, over which we may have limited control.

        We currently have equity interests in joint ventures and may enter into additional joint ventures in the future. As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture partners, and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially harm the business and operations of a joint venture and, in turn, our business and operations.

        Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to the joint ventures.

Our dependence on subcontractors and equipment manufacturers could adversely affect us.

        We rely on subcontractors and equipment manufacturers to complete our projects. For example, when providing D&D services to a government customer, we may rely on one or more subcontractors to conduct demolition work. To the extent that we cannot engage subcontractors or acquire equipment or materials to provide such services, our ability to complete the project in a timely fashion or at a given profit margin may be impaired. Our LP&D segment also enters into contracts with various railroads for the transportation of radioactive materials from project sites to our processing and disposal facilities. In the event that the railroads fail to deliver radioactive materials to our facilities on time, we could be forced to delay recognizing LP&D revenues until the time of delivery.

        In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase those services, equipment or materials from another source at a higher price. This may reduce our profitability or result in a loss on the project for which the services, equipment or materials were needed.

Letters of credit and adequate bonding are necessary for us to win certain types of new work.

        We are required to post, from time to time, standby letters of credit and surety bonds to support contractual obligations to customers as well as other obligations. These letters of credit and bonds indemnify the customer if we fail to perform our obligations under the contract. For example, in connection with our agreement with Exelon Corporation regarding the decommissioning of its Zion nuclear facility located in Zion, Illinois, we are required to deliver a $200 million letter of credit to Exelon relating to our present and future obligations. If a letter of credit or bond is required for a particular project and we are unable to obtain it due to insufficient liquidity or other reasons, we will not be able to pursue that project. We have a bonding facility but, as is typically the case, the issuance of bonds under that facility is at the surety's sole discretion. In addition, we have limited capacity under our credit facilities for letters of credit. We are currently seeking approval from the lenders under our credit facilities to allow us to deliver the $200 million letter of credit to Exelon. Moreover, due to events that affect the insurance and bonding and credit markets generally, bonding and letters of credit may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that letters of credit or bonds will continue to be available to us on reasonable terms. Our inability to obtain adequate letters of credit and bonding and, as a result, to bid on new work could have a material adverse effect on our business, financial condition and results of operations. As of March 31, 2008, we had $99.9 million in letters of credit which are issued under our synthetic letter of credit facility, $18.2 million in letters of credit which are issued under the revolving portion of our credit facility and $27.7 million in surety bonds outstanding.

Because we publish earnings guidance for our company, our common stock may be subject to increased volatility and we may be subject to lawsuits by investors.

        Because we publish earnings guidance, we are subject to a number of risks. Based on the timing of winning key contracts, regulatory decision making and other uncertainties relating to assumptions that management makes in calculating our expected financial results, actual results may vary from the guidance we provide investors. Our stock price may decline following an announcement of disappointing earnings or earnings guidance or if we revise our earnings guidance downward as the estimates and assumptions we make in calculating guidance become more certain. In addition, our earnings guidance reflects our assumptions regarding future performance, including, among other things, the likelihood of securing and performing work under new contracts. If we fail to secure and perform work under contracts in accordance with our assumptions, we may be unable to achieve our earnings guidance. Some companies that have made downward revisions to their earnings guidance or did not meet the guidance provided have been subject to lawsuits by investors. Even if such lawsuits are dismissed or have no merit, they may be costly and may divert management attention and other resources away from our business, which could harm our business and the price of our common stock.

If securities or industry analysts stop publishing research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

As a public company, we are subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

        In connection with our initial public offering in November 2007, we became obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We are also subject to other reporting and corporate governance requirements, including the requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. As a public company, we are required to:

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  prepare and distribute periodic public reports and other shareholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

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  create or expand the roles and duties of our board of directors and committees of the board;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above;

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  enhance our investor relations function; and

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  establish new internal policies, including those relating to disclosure controls and procedures.

        These changes require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, standards that we will be required to meet in the course of preparing our 2008 financial statements. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

        We are in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. If, as a public company, we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

        In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook."

If our independent registered public accounting firm identifies a material weakness in our internal controls and such material weakness is not properly remediated, it could result in material misstatements of our financial statements in future periods.

        In 2007, our independent registered public accounting firm reported to our board of directors, and may report in the future, a material weakness in our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        The material weakness, which was identified in connection with the review of our September 30, 2007 interim financial statements, related to our financial statement close process and resulted in a material error in our accounting for a foreign currency derivative transaction, which is recorded in other income (expense), net, in our consolidated statements of operations. Specifically, this material weakness resulted from an error in recording a journal entry and inadequate review of the journal entry after it was made.

        While management remediated the material weakness by implementing additional formal policies and procedures and by increasing management review and oversight over the financial statement close and reporting processes, additional material weaknesses in our internal controls may be discovered in the future. As such, we may be unable to provide required financial information in a timely and reliable manner, or otherwise comply with the standards applicable to us as a public company, and our management may not be able to report that our internal control over financial reporting is effective for the year ending December 31, 2008 or thereafter, when we are required to comply with Section 404 of the Sarbanes-Oxley Act. There could also be a negative reaction in the markets due to a loss of investor confidence in us and the reliability of our financial statements and, as a result, our business may be harmed and the price of our common stock may decline.

Our stock price has fluctuated significantly since our initial public offering and may continue to fluctuate.

        The trading price of our common stock has fluctuated significantly since our initial public offering in November 2007 and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

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  market conditions in the broader stock market in general;

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  actual or anticipated fluctuations in our quarterly financial and operating results;

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  introduction of new services or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

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  legislative, regulatory or political developments;

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  issuance of new or changed securities analysts' reports or recommendations;

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  additions or departures of key personnel;

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  availability of capital;

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  market reactions to our financial guidance and operational results;

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  litigation and government investigations;

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  future sales of our common stock;

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  investor perceptions of us and the nuclear services industry as a whole; and

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  economic conditions.

        These and other factors may cause the market price of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Even factors that do not specifically relate to our company may materially reduce the market price of our common stock, regardless of our operating performance.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of our common shares.

        Future sales, or the perception of future sales, of a substantial number of shares of our common stock in the public market after this offering could have a material adverse effect on the prevailing market price of our common stock.

        As of June 30, 2008, we had 88,310,022 shares of common stock outstanding. Of these shares, 68,300,000 shares of common stock will be freely tradable without restriction under the Securities Act upon the completion of this offering (assuming no exercise of the underwriters' over-allotment option), except for any shares that may be held or acquired by our Sponsors, directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        In connection with this offering, we, each of our executive officers and directors and our direct parent and selling stockholder have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 90 days after the date of this prospectus, subject to an extension in certain circumstances described under "Underwriting." Following the expiration of the lock-up period, the selling stockholder will have the right, subject to certain conditions, to require us to register the sale of its remaining shares of our common stock under the Securities Act. By exercising its registration rights, and selling a large number of shares, the selling stockholder could cause the prevailing market price of our common stock to decline.

Anti-takeover provisions in our charter documents could delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

        Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation include:

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  our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

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  advance notice requirements for stockholder proposals and nominations;

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  the absence of cumulative voting in the election of directors; and

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  limitations on convening stockholder meetings.

        These provisions in our certificate of incorporation and bylaws may frustrate attempts to effect a takeover transaction that is in the best interests of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

        We are a holding company with no significant business operations of our own, and our principal assets are the equity interests we hold in our subsidiaries. Our business operations are conducted through our subsidiaries. As a result, we depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends on our shares.

        There are a number of other factors that could affect our ability to pay dividends, including the following:

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  restrictions in our credit facilities on our ability to declare or pay dividends to holders of our equity interests;

  •
  lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

  •
  unexpected or increased operating or other expenses or changes in the timing thereof;

  •
  restrictions under Delaware law or other applicable law on the amount of dividends that we may pay;

  •
  a decision by our board of directors to modify or revoke its policy to pay dividends; and

  •
  the other risks described under "Risk Factors."

The failure to maintain or pay dividends could adversely affect the trading price of our shares.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Nuclear Services Industry," "Business" and elsewhere in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements include forward-looking statements both with respect to us specifically and the nuclear services industry generally. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "estimate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements.

        The forward-looking statements contained in this prospectus are based on management's current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

        Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

        All of the shares of our common stock offered by this prospectus will be sold by the selling stockholder. We will not receive any of the proceeds from the sale of these shares.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is listed on the NYSE under the symbol "ES." The following table sets forth, for the periods indicated, the reported high and low sales prices per share of our common stock as reported on the NYSE and the dividends that we have paid on our common stock since our initial public offering:

	High	Low	Dividends declared (per share)
2007
Fourth Quarter (beginning November 15, 2007)	$28.45	$21.82	—
2008
First Quarter	$27.85	$16.90	$0.025
Second Quarter	27.42	20.68	$0.025
Third Quarter (through July 3, 2008)	22.91	21.60	—

DIVIDEND POLICY

        We intend to continue paying quarterly cash dividends on our common stock at a rate of $0.025 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

        Our ability to pay dividends to holders of our common stock is limited as a practical matter by our credit facilities, which restrict our ability to pay dividends. Based upon our anticipated results of operations and expected cash flows, we currently expect to be in compliance with all of the covenants under our credit facilities after this offering. However, a default under our credit facilities could prevent us from paying dividends. See "Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares" and "Description of Material Indebtedness." Our anticipated results and expected cash flows are subject to risks and uncertainties described under "Risk Factors" and "Forward-Looking Statements." In addition, we are a holding company with no significant business operations of our own. All of our business operations are conducted through our subsidiaries. Dividends and loans from, and cash generated by, our subsidiaries are our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders depends on the earnings and distributions of funds from our subsidiaries.

        Our dividend policy has certain risks and limitations. We may not pay dividends according to our policy or at all, if, among other things, we do not have sufficient cash to pay the intended dividends or if our financial performance does not achieve expected results. To the extent that we do not have sufficient cash to pay dividends, we do not intend to borrow funds to pay dividends. By paying dividends rather than investing our earnings in future growth, we risk slowing our growth and not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2008.

        This table should be read in conjunction with "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this prospectus.

As of March 31, 2008 (unaudited)
(in thousands of dollars)
Cash and cash equivalents	$38,086

Debt:
Current portion of long-term debt	$1,509
Long-term debt, less current portion(1)	585,458

Total debt	586,967

Stockholders' equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 88,303,500 shares issued and outstanding	883
Additional paid-in capital	471,372
Accumulated other comprehensive loss	(3,337)
Capital deficiency	(45,913)

Total stockholders' equity	423,005

Total capitalization	$1,009,972

    (1)
    As of March 31, 2008, we had $56.8 million of availability under the $75.0 million revolving portion of our credit facilities, which is net of $18.2 million of outstanding letters of credit.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma financial information set forth below is derived from our historical statement of operations, as adjusted to give pro forma effect to the following transactions as if each had occurred as of January 1, 2007:

  •
  our acquisition of RSMC and the incurrence of debt to finance that acquisition;

  •
  our corporate reorganization in connection with our initial public offering in November 2007;

  •
  our sale of 11,850,000 shares of common stock in our initial public offering and the application of the net proceeds therefrom to repay debt;

  •
  the elimination of the advisory fees that we have paid to the Sponsors under advisory services agreements that were terminated in connection with our initial public offering;

  •
  the elimination of excess performance bonus payments made to certain of our senior employees pursuant to provisions in their employment agreements, which provisions terminated in connection with our initial public offering; and

  •
  the increased non-cash compensation expense that we would have incurred as a result of granting options at the time of our initial public offering.

        The unaudited pro forma financial information does not give effect to:

  •
  any of our other acquisitions since January 1, 2007, including Parallax, NUKEM and Monserco, except to the extent that the acquired companies' results of operations are included in our historical financial statements because these acquisitions do not meet the significance thresholds set forth by the rules of the SEC; and

  •
  the increased selling, general and administrative expenses associated with being a public company with listed equity for the entire period.

        The information shown in the column labeled "EnergySolutions" for the year ended December 31, 2007 is derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The acquisition of RSMC has been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets acquired, based on their estimated fair values.

        The pro forma financial information has been prepared based upon available information and assumptions that we believe are reasonable. However, the pro forma financial information is presented for illustrative and informational purposes only and does not purport to represent what our results of operations or financial condition would have been if the pro forma transactions had occurred on the assumed dates nor are they necessarily indicative of our future performance. Furthermore, the historical financial statements for RSMC were prepared on a "carve-out" basis and include allocations for various expenses historically recorded by BNFL. Management believes that such allocations have been made on a reasonable basis but may not necessarily be indicative of what RSMC's results of operations or financial condition would have been had the business operated as a separate entity during the periods presented or for future periods.

        You should read this unaudited pro forma financial information together with the financial statements and accompanying notes of EnergySolutions and RSMC included elsewhere in this prospectus, as well as the information contained under "Risk Factors," "Use of Proceeds," "Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2007
(in thousands, except per share data)

	EnergySolutions	RSMC(a)	Adjustments for RSMC			Adjustments for the reorganization			As adjusted for RSMC and the reorganization	Adjustments for the initial public offering			Pro forma
Revenues	$1,092,613	$712,013	$			$			$1,804,626	$			$1,804,626	(1)
Cost of revenues	898,339	678,982		(12,710	)(b)				1,564,611				1,564,611

Gross profit	194,274	33,031		12,710			—		240,015		—		240,015	(1)
Selling, general and administrative expenses	122,438	15,691		4,581 (15,202	(c) )(b)				127,508		(2,450 (6,945 8,444	)(g) )(h) (i)	126,557

Income from operations	71,836	17,340		23,331			—		112,507		951		113,458
Interest expense	72,689	—		9,573	(d)				82,262		(24,571	)(j)	57,691
Other income, net	3,364	—							3,364				3,364

Income before income taxes and minority interest	2,511	17,340		13,758			—		33,609		25,522		59,131
Minority interest	(92)								(92)				(92)
Income tax expense (benefit)	11,318	5,068		4,127	(e)		(10,634	)(f)	9,879		9,698	(k)	19,577

Net income (loss)	$(8,899)	$12,272		$9,631			$10,634		$23,638		$15,824		$39,462

Per share data:
Basic net income (loss) per share	$(0.79)												$0.53
Diluted net income (loss) per share	$(0.79)												$0.53
Shares used to calculate net income (loss) per share:
Basic	11,274												75,150
Diluted	11,274												75,150

(1)
Pro forma revenues and gross profit by segment:

Pro forma revenues:
Federal Services	$151,355
Commercial Services	137,378
LP&D	262,801
International	1,253,092

Total pro forma revenues	$1,804,626

Pro forma gross profit:
Federal Services	$42,383
Commercial Services	27,812
LP&D	106,510
International	63,310

Total pro forma gross profit	$240,015

(a)
Reflects RSMC's results of operations derived from RSMC's unaudited income statement for the pre-acquisition period from January 1, 2007 through June 26, 2007, as translated from pounds sterling into U.S. dollars using a conversion rate of £1=$1.96997, which is the average of the daily exchange rates for the period from January 1, 2007 through June 26, 2007. Historical amounts shown for RSMC for the pre-acquisition period from January 1, 2007 through June 26, 2007 include $8.0 million of corporate overhead allocated to RSMC from its former parent. We do not expect that these allocated expenses will recur in subsequent periods.

(b)
Reflects costs incurred by RSMC before the acquisition that were directly related to the acquisition, including restructuring of pension arrangements and a transaction bonus paid to employees of $15.2 million and $12.7 million, respectively. In order to enable RSMC to be sold on a stand-alone basis, pension arrangements that previously operated across the BNFL group were restructured and separated for each specific BNFL business, including RSMC. BNFL's independent actuary performed calculations to identify the assets and liabilities which related to each section and which were then reallocated to each business. The amounts shown in the RSMC adjustments reflect these events.

(c)
Reflects the impact of the non-cash amortization of identifiable intangible assets that we acquired in connection with our acquisition of RSMC.

(d)
Reflects the impact of interest and amortization of deferred financing costs on debt assumed under our credit facilities to finance the RSMC acquisition at an assumed rate of 9.42%, which is the average of the interest rates during the period from June 26, 2007 through June 30, 2007. A 1/8% increase (decrease) in the interest rate would increase (decrease) interest expense by approximately $250,000 per year.

(e)
Reflects the income tax effect of pro forma adjustments at an assumed effective U.K. tax rate of 30%.

(f)
Prior to our initial public offering on November 20, 2007, we conducted the majority of our operations as a limited liability company. Under applicable regulations, taxable income is passed through to the individual members of the limited liability company. In connection with the reorganization completed in connection with our initial public offering, we became a "C" corporation and therefore fully subject to income taxes. Accordingly, this adjustment is made to eliminate expense that was recorded upon becoming a "C" corporation to record previously unrecognized net deferred income tax liabilities of approximately $9.9 million and to reflect the tax benefit for our domestic operations at an assumed effective rate of 38% as if we had been fully taxable for the entire year. The net deferred income tax liabilities primarily reflect the excess of our book basis over the tax basis of certain of our assets.

(g)
Reflects the elimination of $2.5 million in fees paid to the Sponsors during 2007 for providing financial advisory services with respect to potential acquisitions, dispositions, recapitalizations, restructurings and other similar transactions, as well as providing financial oversight and monitoring services, under advisory services agreements with each of the Sponsors. These agreements were terminated in connection with our initial public offering.

(h)
Reflects the elimination of the excess performance bonus payments made to certain of our current and former senior employees pursuant to provisions in their employment agreements. These provisions were terminated in connection with our initial public offering.

(i)
Reflects the incremental non-cash compensation expense we would have incurred for options to purchase an aggregate of 5,727,560 shares and 6,522 restricted shares that we granted in connection with our initial public offering if they had been outstanding for the full year. We recognize compensation expense for share-based compensation awards based upon the fair value of the awards in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)). Under the measurement principles of FAS 123(R), we estimate that we will recognize compensation expense related to the issuance of these awards of $9.1 million, $9.1 million, $9.1 million and $8.0 million in 2008, 2009, 2010 and 2011, respectively. Our estimate of fair value for the stock options was made using the Black-Scholes model based upon the initial offering and exercise price of $23.00 per share, volatility of 35%, risk-free interest rate of 3.9% per year, expected life of 3.75 years, dividend rate of 0.5% and a forfeiture rate of 10%. We determined the volatility rate by reference to volatility rates used by certain of our public industry peers. We determined the expected life by using the short-cut method, as permitted by FAS 123(R).

(j)
Reflects the impact of the repayment of $260.2 million of debt under our credit facilities with the net proceeds of our initial public offering:

Year Ended December 31, 2007
Interest and amortization of deferred financing fees on the first lien term loan under our credit facilities for the period from January 1, 2007 to November 20, 2007, the date of our initial public offering, at an assumed interest rate of 7.64% for the year ended December 31, 2007	$6,861
Interest and amortization of deferred financing fees on the second lien term loan under our credit facilities for the period from January 1, 2007 to November 20, 2007, the date of our initial public offering at an assumed interest rate of 9.42%	17,710

Total interest expense adjustment	$24,571

(k)
Reflects the income effect of the pro forma adjustments at an assumed effective U.S. tax rate of 38%.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following tables present selected historical financial information for our business as of the dates and for the periods indicated. The historical financial information as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 and the one month ended January 31, 2005 was derived from the audited consolidated financial statements and the related notes of our predecessor company, Envirocare, which are not included in this prospectus. The historical financial information as of and for the eleven months ended December 31, 2005 and as of and for the years ended December 31, 2006 and 2007 was derived from the audited consolidated financial statements of EnergySolutions, Inc, which are included elsewhere in this prospectus. The historical financial information as of March 31, 2007 and 2008 and for the three months ended March 31, 2007 and 2008 was derived from the unaudited consolidated financial statements of EnergySolutions, Inc. which are included elsewhere in this prospectus.

        You should read the following data together with the financial statements and accompanying notes of EnergySolutions and RSMC included elsewhere in this prospectus, as well as the information contained under "Risk Factors," "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

	Predecessor			EnergySolutions
	Year Ended December 31, 2003	Year Ended December 31, 2004	One Month Ended January 31, 2005	Eleven Months Ended December 31, 2005(1)	Year Ended December 31, 2006(2)	Year Ended December 31, 2007(3)	Three Months Ended March 31, 2007 (unaudited)	Three Months Ended March 31, 2008(4) (unaudited)
	(in thousands, except for per share data)
Income Statement Data:
Revenues	$186,112	$226,684	$21,914	$348,192	$427,103	$1,092,613	$114,151	$501,753
Cost of revenues	62,129	85,773	7,382	134,350	235,867	898,339	83,357	428,770

Gross profit	123,983	140,911	14,532	213,842	191,236	194,274	30,794	72,983
Selling, general and administrative expenses	25,184	28,256	967	44,595	101,262	122,438	28,328	28,590
Impairment of intangible assets	—	1,205	—	3,000	—	—	—	—

Income from operations	98,799	111,450	13,565	166,247	89,974	71,836	2,466	44,393
Interest expense	—	—	—	49,736	68,566	72,689	15,370	11,660
Other income (expense), net	(865)	130	13	1,474	3,113	3,364	148	(2,061)

Income (loss) before minority interests and income taxes	97,934	111,580	13,578	117,985	24,521	2,511	(12,756)	30,672
Minority interests	—	—	—	—	—	(92)	—	(195)
Income tax expense (benefit)	—	—	—	—	(2,342)	11,318	(2,412)	11,184

Net income (loss)	$97,934	$111,580	$13,578	$117,985	$26,863	$(8,899)	$(10,344)	$19,293

Net income (loss) per share data(5)
Basic						$(0.79)		$0.22
Diluted						$(0.79)		$0.22
Number of shares used to calculate net income (loss) per share
Basic						11,274		88,304
Diluted						11,274		88,310
Other Data:
Amortization of intangible assets(6)	$556	—	—	$10,917	$16,589	$24,147	$4,803	$7,197
Capital expenditures(7)	$5,775	$4,985	$393	$33,198	$23,910	$13,312	$1,743	$1,280
Cash dividends declared per common share	—	—	—	—	—	—	—	$0.025
Balance Sheet Data (as of period end):
Working capital(8)	$22,732	$29,402		$25,793	$32,136	$69,739		$79,626
Cash and cash equivalents	$6,782	$10,175		$34,798	$4,641	$36,366		$38,086
Total assets	$83,403	$104,967		$580,009	$1,157,205	$1,624,950		$1,665,104
Total debt	—	—		$547,707	$764,167	$606,967		$586,967

(1)
Includes the results of a major contract that contributed $105.4 million in revenues to our LP&D segment during 2005, but generated no significant revenues since 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Our results of operations for 2006 include the results of BNGA, Duratek and Safeguard from the dates of their acquisitions in February 2006, June 2006 and December 2006, respectively.

(3)
Our results of operations for 2007 include the results of Parallax, RSMC, NUKEM and Monserco from the dates of their acquisitions in January 2007, June 2007, July 2007 and December 2007, respectively.

(4)
Our results of operations for the three months ended March 31, 2008 include the results of RSMC, NUKEM and Monserco, all of which were acquired after the first quarter of 2007; therefore, our results of operations for the comparable period in 2007 did not include these acquisitions. In addition, the gross profit for RSMC is typically higher in the first quarter of the year than we expect it to be in other quarters due to the recognition of efficiency fees under our contract with the NDA.

(5)
Historical net income (loss) per share is not presented for the year ended December 31, 2006, the eleven months ended December 31, 2005, the one month ended January 31, 2005 or the three months ended March 31, 2007 because we had only one member or shareholder and there were no ownership interests that were convertible into common stock or common stock equivalents.

(6)
Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through the acquisition of our predecessor by the Sponsors in 2005 and our acquisitions of BNGA and Duratek in 2006 and RSMC in 2007. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses. Our amortization costs related to intangible assets increased from 2005 to 2006 as a result of our acquisitions of BNGA and Duratek and increased again in 2007 as a result of our acquisition of RSMC.

(7)
We completed several significant capital improvements in 2005 and 2006, including the installation of a new metal shredder, rail handling loop and rotary dump at our Clive facility. Most of our capital expenditures of approximately $13.3 million in 2007 related primarily to maintenance at our facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

(8)
Consists of current assets, less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the financial condition and results of our operations should be read together with "Selected Historical Financial Information," "Unaudited Pro Forma Financial Information" and the consolidated financial statements and the related notes of each of EnergySolutions and RSMC included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors."

Overview

        We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, D&D, logistics, transportation, processing and disposal. We derive almost 100% of our revenues from the provision of nuclear services.

        We provide our services through four segments: Federal Services, Commercial Services, LP&D and International. Our Federal Services segment derives revenues from U.S. government customers for the M&O or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the DOE and DOD. Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities and industrial facilities, as well as state agencies in the United States. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. In cases where a project involves the provision of both specialized nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, and our LP&D segment will coordinate to provide integrated services. Prior to our acquisitions of Safeguard in 2006 and RSMC in 2007, we derived less than 1% of our revenues from our international operations. Accordingly, through the first quarter of 2007, we reported results from our international operations in our Commercial Services segment. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment in connection with our acquisition of RSMC.

Components of Revenues and Expenses

Revenues and Costs of Revenues

Federal Services segment

        We generate revenues in our Federal Services segment primarily from M&O and clean-up services on DOE and DOD sites that have radioactive materials. Under "Tier 1" contracts, we typically provide services as an integrated member of a prime contract team. Under a "Tier 2" contract, we provide services to Tier 1 contractors as a subcontractor. Tier 1 contracts often include an award fee in excess of incurred costs and may also include an incentive fee for meeting contractual targets, milestones or performance factors. These fees often are not associated with significant additional expenditures.

        Historically, the majority of our Federal Services segment revenues have been generated from either Tier 1 cost-reimbursable contracts with award (typically expressed as a percentage of cost) or incentive (typically success-based) fees or Tier 2 contracts that can be cost-reimbursable, fixed-price or unit-rate contracts. When we have provided services as an integrated member of a Tier 1 prime contract team, we have typically entered into a contract with the other members of the team pursuant to which we share the award or incentive fees under the customer contract. The revenue characteristics of these contracts are as follows:

  •
  Tier 1 Contract, Acting as Lead Prime Contractor.  In situations where we act as lead prime contractor in a fee-share arrangement, we submit invoices to the customer for recovery of costs incurred in providing project services and also submit to the customer the cost-recovery invoices of the other team members that have been submitted to us. We typically recognize as revenues the full amount to be received as reimbursement for costs incurred by us and the other team members and record an expense for the amount that we subsequently expect to pay to the other team members in satisfaction of their individual cost-recovery invoices. Depending on the nature of the contract, we typically recognize the entire amount of our fee as lead prime contractor as revenues and record an expense for the portion of the fee that we pay to the other team members in proportion to their respective percentages of the fee-share arrangement. As a result, when we act as lead prime contractor, we may realize higher gross profit but lower gross margin than when we do not act as lead prime contractor.

  •
  Tier 1 Contract, Not Acting as Lead Prime Contractor.  In situations where we do not act as lead prime contractor, we submit invoices to the lead prime contractor for recovery of costs incurred in providing project services, including allocated selling, general and administrative expenses, as allowed by the customer, and we may receive a portion of the fee in direct proportion to our percentage of the fee share arrangement. We include in revenues the amount to be received as reimbursement for costs incurred plus the portion of the fee that we will receive. The majority of our Tier 1 contracts have historically fallen into this category.

  •
  Tier 2 Contract.  Tier 2 contracts are typically discrete, project-driven opportunities procured by Tier 1 contractors. The majority of Tier 2 contracts are fixed-price or cost-reimbursable contracts. We generally do not participate in fee-share arrangements as a Tier 2 contractor.

        Revenues in our Federal Services segment can fluctuate significantly from period to period because of differences in the timing and size of contract awards in any given year, the completion or expiration of large contracts and delays in Congressional appropriations for contracts we have been awarded.

        We typically generate revenues in our Federal Services segment pursuant to long-term contracts. The process of bidding for government contracts is extremely competitive and time-consuming. Discussions relating to a potential government contract often begin one or two years before an official request for proposal, or RFP, is announced. An additional one or two years may pass between the government's announcement of an RFP and its award of a contract. Third party consulting and bid preparation expenses associated with bidding for a Tier 1 contract typically range from $500,000 to $1.5 million and are recognized as incurred in selling, general and administrative expenses. These are in addition to our internal expenses and corporate overhead. Once awarded a contract, an additional several months may pass before we begin to recognize revenues in connection with that contract.

        Costs of revenues in our Federal Services segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, costs of goods purchased for use in projects and travel expenses.

Commercial Services segment

        We generate revenues in our Commercial Services segment through fixed-price, unit-rate and cost-reimbursable contracts with power and utility companies that operate nuclear power plants and, to a lesser extent, with pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities that have nuclear-related operations. Most of the revenues in our Commercial Services segment currently derive from contracts with a term of less than one year.

        Revenues in our Commercial Services segment can fluctuate significantly from period to period because of differences in customer requirements, which depend upon the operating schedules of nuclear reactors, emergency response operations and other clean-up events. The operating schedules of nuclear reactors are affected by, among other things, seasonality in the demand for electricity and reactor refueling maintenance. Power and utility companies typically schedule refueling and maintenance to coincide with periods of reduced power demand periods in the spring and fall. Therefore, our revenues are typically higher during these periods due to the increased demand for our on-site services, such as spent fuel services. Our revenues also fluctuate from period to period as our commercial power and utility customers commence or terminate project operations. Revenues from emergency response operations and other clean-ups may also cause fluctuations in our results due to the unanticipated nature and, often, significant size of these projects.

        Revenues in our Commercial Services segment also depend on the decisions of our customers to incur expenditures for third party nuclear services. For example, they may choose to store radioactive materials on site, rather than transporting materials for commercial processing and disposal at a third-party facility, such as our Clive facility. Similarly, customers may defer entering into contracts for the D&D of nuclear plants that have been shut down until such time as they have additional dedicated funds.

        Costs of revenues in our Commercial Services segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, costs of goods purchased for use in projects and travel expenses.

        Results of our operations for services provided to our customers in Canada and Mexico currently relate to services provided to our utility customers and are included in our Commercial Services segment with the exception of Monserco, which is included in LP&D.

LP&D segment

        We generate revenues in our LP&D segment primarily through unit-rate contracts for the transportation, processing and disposal of radioactive materials. In general, the unit-rate contracts entered into by our LP&D segment use a standardized set of purchase order-type contracts containing standard pricing and other terms. By using standardized contracts, we are able to expedite individual project contract negotiations with customers through means other than a formal bidding process. For example, our life-of-plant contracts provide nuclear power and utility company customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as the D&D waste disposal services after the plants are shut down. These contracts generally provide that we will process and dispose of substantially all of the LLRW and MLLW generated by those plants for a fixed, pre-negotiated price per cubic foot, depending on the type of radioactive material being disposed, and often provide for periodic price adjustments. Although a life-of-plant contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years.

        Revenues in our LP&D segment can fluctuate significantly depending on the timing of our customers' decommissioning activities. We often receive high volumes of radioactive materials in a relatively short time period when a customer's site or facility is being decommissioned. For example, during 2005, we were the major subcontractor to Kaiser-Hill Company, LLC for the transportation and disposal of LLRW, MLLW and other contaminated materials from the DOE's Rocky Flats Environmental Technology site near Denver, Colorado. Pursuant to this contract, we generated $105.4 million of revenues during 2005. The DOE declared the clean-up complete in October 2005, and we generated no significant revenues from Rocky Flats in 2006.

        Costs of revenues in our LP&D segment primarily consist of compensation and benefits to employees, outsourcing costs for subcontractor services, such as railroads transporting radioactive materials from a customer's site to one of our facilities for processing and disposal, costs of goods purchased for use in our facilities, licenses, permits, taxes on processed radioactive materials, maintenance of facilities, equipment costs and depreciation costs. Most of our fixed assets are in our LP&D segment. As a result, we recognize the majority of our depreciation costs in this segment.

International segment

        We generate revenues in our International segment primarily through Tier 1 contracts with the NDA. As a Tier 1 contractor, we are reimbursed for allowable incurred costs. In addition, we recognize efficiency fees (a percentage of budgeted costs minus actual costs for work performed) and project delivery-based incentive fees. We typically recognize as revenues the full amount of reimbursed allowable costs incurred plus the amount of fees earned, and we record as expense the amount of our operating costs, including all labor, benefits and travel expenses and costs of our subcontractors.

        We only recognize fees as revenue when the amount to be received is fixed or determinable. Our contracts with the NDA allow for a portion of the fees to be paid monthly on account during the year. The total amount paid on account at the year end cannot exceed a combined 60% of the total base incentive fee available and 80% of the efficiency fee earned. For the first six months of the contract year, which ends March 31, we receive monthly on account payments of fees equivalent to 5% of the total available fees for the contract year, although the monthly amount of the base incentive fee may be increased to reflect actual fees earned in the period if mutually agreed. The contract requires a joint review by us and the NDA of performance at the end of the sixth month and the ninth month of the contract year. The purpose of the review is to establish a forecast of fees expected to be earned in the year, against which future scheduled monthly fee payments are assessed, and potentially adjusted, to ensure that the total fees paid on account by the end of the contract year will not exceed the contractual limits. In April, following the end of the contract year, we expect to finalize any earned but unpaid incentive and efficiency fees due from the NDA and receive a corresponding final fee payment. Given our contractual fee mechanism, efficiency fees recognized before March, the final month of the contract year, are generally insignificant. As a result, to the extent efficiency fees are earned and not offset by potential NDA determined deductions, we expect first-quarter revenues in our International segment to exceed revenues in that segment during any other quarter of the year.

        The NDA contracts are based on an annual funding cycle and incentive plan. Consequently, revenues can vary from year to year depending on the level of annual funding, the nature of performance-based incentives negotiated and efficiency fee mechanisms in place.

        Cost of revenues in our International segment primarily consist of compensation and benefits to employees, travel expenses, outsourcing costs for subcontractor services and costs of goods purchased for use in projects.

        The International segment also includes the results of Safeguard's project activities and other projects performed outside of North America.

Selling, General and Administrative Expenses

        Selling, general and administrative, or SG&A, expenses include expenses that are not directly associated with performing nuclear services for our customers. These expenses consist primarily of compensation and related benefits for management and administrative personnel, preparing contract bids, office expenses, advisory fees, professional fees, strategic growth initiatives, such as research and development, and administrative overhead.

        We segregate our SG&A expenses into two categories for reporting purposes. Segment SG&A reflects costs specifically associated with each of our business segments, such as costs for segment leadership compensation and expenses, specific business development activities, and other costs associated with a specific segment. Corporate SG&A reflects costs associated with supporting the entire company including executive management and administrative functions such as accounting, treasury, legal, human resources and information technology, and other costs required to support the company. Corporate SG&A also includes the advisory fees we have paid to affiliates of the Sponsors under various advisory services agreements. See "Certain Relationships and Related Party Transactions." These agreements were terminated in connection with the completion of our initial public offering on November 20, 2007.

Interest Expense

        Interest expense includes both cash and accrued interest expense and amortization of deferred financing costs.

Other Income, Net

        Other income, net includes interest income, gains (losses) on the sale of assets, mark-to-market gains and losses on our derivative contracts and our proportional share of income from joint ventures in which we have a non-controlling interest.

Outlook

        We expect the following factors to affect our results of operations in future periods. In addition to these factors, please refer to "Risk Factors" for additional information on what could cause our actual results to differ from our expectations.

  •
  Favorable industry trends.  Our performance depends on the timing and amount of customer spending for our services. For a discussion of the factors that influence spending on nuclear services, see "Nuclear Services Industry."

  •
  Diversification of revenue.  We believe that increasing revenues in our Federal Services and Commercial Services segments, together with revenues from our new International segment, will help to offset volatility in our annual and quarterly operating results resulting from the completion of large disposal projects. Until 2005, all of our revenues were recorded in our LP&D segment and one project contributed $105.4 million to our revenues in 2005. With our acquisitions of BNGA and Duratek in 2006, approximately 31% of our revenues in 2006 were recorded in our Federal Services and Commercial Services segments. In addition, following our acquisition of RSMC in June 2007, approximately 26% of our revenues in 2007 have been recorded in our Federal Services and Commercial Services segments and approximately 50% of our revenues in 2007 have been recorded in our International segment. We expect more than half of our revenues in 2008 to be recorded in our International segment mostly as a result of the revenues we generate through our contracts with the NDA.

  •
  Change in gross margin.  Our gross profit as a percentage of revenues has declined as a result of our acquisitions of Duratek and RSMC. We expect it will decline further in 2008 as a result of incurring a full year of operations for RSMC. Given the nature of our cost-reimbursable contracts with the NDA we recognize as revenues and cost of revenues all of the costs associated with our Magnox Electric site employees and subcontractors. Under a majority of our contracts with the DOE, most of the site employees are not our employees and as such the related employee costs are not included in our revenues or cost of revenues. While these differences do not impact our gross profit, they result in a lower gross margin percentage than our other segments.

  •
  Selling, general and administrative expenses.  We expect an increase in our expenses related to the legal, accounting, internal audit, investor relations, compliance, insurance and other costs associated with being a public company with listed equity for a full year, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the NYSE. This increase will be partially offset by the elimination of approximately $2.5 million of annual advisory fees paid to affiliates of the Sponsors pursuant to advisory services agreements which were terminated in connection with our initial public offering.

  •
  Compensation expense.  Pursuant to Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, we account for equity-based compensation payments, including grants to employees, based on the fair values of the equity instruments issued. We incurred non-cash compensation expense of $1.5 million in 2005, $21.4 million in 2006 and $2.7 million in 2007 related to profit interest units granted in ENV Holdings, LLC in connection with the acquisition of Envirocare in 2005 and our acquisitions of BNGA and Duratek in 2006. We expect that the equity-based compensation expense related to the vesting of these units will be approximately $648,000 in 2008. In addition, we granted options to purchase approximately 5.7 million shares of common stock and granted 6,522 shares of restricted common stock in 2007. We recognized compensation expense of $1.6 million in 2007 and expect to record compensation expense of approximately $9.1 million in 2008 as a result of these grants. We also incurred $6.9 million of cash compensation expense in the fourth quarter of 2007 related to one-time payments to certain members of our current and former senior management under the terms of their employment agreements. These payments were in consideration for the termination of excess performance bonuses in accordance with the terms in their employment agreements. Such excess performance bonuses totaled $5.4 million in 2005 and $3.0 million in 2006.

  •
  Increases in capital expenditures.  We expect capital expenditures in 2008 to be approximately $37 million, of which approximately $17 million relates to required equipment for the Atlas mill tailings contract awarded to us in June 2007. Most of our capital expenditures of approximately $13.3 million in 2007 related primarily to maintenance at our facilities. We completed several significant capital improvements in 2006 and 2005, including the installation of a new metal shredder, rail handling loop, rotary dump and other physical improvements at our Clive facility. We had capital expenditures of $33.6 million and $23.9 million in 2005 and 2006, respectively.

  •
  Increased non-cash amortization costs related to intangible assets.  Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, we expect to incur increased non-cash amortization costs related to intangible assets in future periods as a result of the full-year impact of our acquisition of RSMC in June 2007, which increased the amount of our intangible assets to $383.8 million as of December 31, 2007 from $296.2 million as of December 31, 2006. We incurred approximately $16.6 million and $24.1 million of non-cash amortization expense in 2006 and 2007, respectively, related to the intangible assets acquired in 2005, 2006 and 2007. We expect to incur $28.1 million of non-cash amortization expense in 2008.

  •
  Income taxes.  Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company not subject to federal or state income taxes and, as such, our historical financial statements included in this prospectus do not reflect what our financial position and results of operations would have been had we been a taxable corporation. As a result of our reorganization pursuant to our initial public offering, we consolidated our operations through EnergySolutions, Inc., a "C" corporation and became subject to foreign, federal and state income taxes. Exclusive of any unusual items, we anticipate our effective tax rate for 2008 will be approximately 35% to 38%.

History

        Our predecessor company was formed in 1988 to own and operate a processing and disposal facility for radioactive materials in Clive, Utah. In January 2005, our predecessor was acquired by the Sponsors, as well as certain of our senior employees. Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the D&D division of Scientech, LLC in October 2005, BNGA in February 2006, Duratek in June 2006, Safeguard in December 2006, Parallax in January 2007, RSMC in June 2007, NUKEM in July 2007 and Monserco in December 2007.

        In June 2006, we acquired Duratek, a leading provider for the safe, secure disposal of radioactive materials and nuclear facility operations for commercial and government customers, for an aggregate purchase price of $440.8 million, which included the purchase of all issued and outstanding common stock for $327.5 million. Goodwill recognized for this acquisition was $309.6 million, and $58.9 million of the purchase price was allocated to intangible assets. We determined that the enterprise value of Duratek was $223.9 million and that this value was the basis for assessing the fair value of the assets and liabilities in the purchase price allocation. Therefore, we paid a premium in excess of the fair value of the net tangible and identified intangible assets of approximately $216.9 million. We were willing to pay this premium as a result of our identification of significant entity-specific synergies that we expected to realize through cost savings in connection with the acquisition. We also expect to obtain significant strategic synergies resulting from the acquisition. All of the entity-specific synergies and a portion of the strategic synergies were paid to the former shareholders of Duratek as a part of the purchase price.

        We believe the Duratek acquisition was essential for us to achieve our objective to become a leader in the nuclear services industry. Duratek helped to position us to pursue opportunities that we could not have pursued prior to the acquisition, which gave us the size and capability to qualify as a Tier 1 government contractor, provide highly-specialized nuclear services to owners of large commercial nuclear power reactors and pursue international D&D contracts.

        Over the next five years, we believe the DOE will award federal M&O and D&D contracts with total estimated contract values of $25.8 billion. See "Nuclear Services Industry." With our acquisition of Duratek, we believe we are qualified to pursue substantial federal contracts that we would not have been qualified to pursue prior to our Duratek acquisition. In addition, there are currently 13 nuclear reactors in the United States in various stages of shut-down with total current dedicated decommissioning funds of approximately $3.1 billion. We now are qualified to provide highly-specialized nuclear services to the owners of these nuclear reactors that we would not have been qualified to provide prior to our acquisition of Duratek.

        Our acquisition of Duratek also qualified us to participate in the bidding for RSMC, which we acquired in June 2007 for $184.8 million in cash, including transaction costs. RSMC, through its subsidiary Magnox Electric Ltd., holds the contracts and licenses to operate and decommission 10 nuclear sites with 22 reactors in the United Kingdom on behalf of the NDA, the government body responsible for the clean-up and decommissioning of the U.K. nuclear sites. With the acquisitions of Duratek and RSMC, we believe we are qualified to pursue significant additional contracts to clean up nuclear facilities in the United Kingdom.

        Prior to our initial public offering in November 2007, we conducted our business through EnergySolutions, LLC and its direct and indirect subsidiaries. As part of the reorganization that took place in connection with our initial public offering, EnergySolutions, LLC became our direct first-tier subsidiary, and our shares of common stock were issued in the initial public offering. The purpose of the reorganization was to consolidate the business, operations and assets formerly held by a limited liability company, EnergySolutions, LLC, within a single corporate entity, EnergySolutions, Inc.

Results of Operations

        The following table shows certain items from our statements of operations for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008. Results for the year ended December 31, 2005 reflect the results of our predecessor, Envirocare, which was acquired by the Sponsors in February 2005, for the period from January 1, 2005 to January 31, 2005, and our company, which is the successor in that acquisition, for the period from February 1, 2005 to December 31, 2005. The discussion of our results for 2005 also presents pro forma revenues, cost of revenues and gross profit for the full year 2005 to enable comparisons with 2006 on a full-year basis. The pro forma results do not purport to reflect the results that would have been obtained had the Sponsors acquired Envirocare at the beginning of 2005.

        Prior to 2006, we operated in one segment, LP&D. Since the acquisitions of BNGA and Duratek in 2006, we have operated in two additional segments, Federal Services and Commercial Services. Results of operations in our Federal Services and Commercial Services segments during 2006 are due to our acquisitions of BNGA and Duratek and primarily reflect operating results associated with the contracts that existed at the time that we acquired these businesses. SG&A expenses prior to 2006 are reflected under corporate selling, general and administrative expenses. SG&A expenses for the year ended December 31, 2006 and 2007 and the three months ended March 31, 2007 and 2008 are divided between segment selling, general and administrative expenses and corporate selling, general and administrative expenses. Beginning with the second quarter of 2007, we also began to report the results of a new International segment. The International segment includes the results of Safeguard for the year ended December 31, 2007 and RSMC from June 27, 2007 through December 31, 2007.

		EnergySolutions
	Predecessor
		Eleven Months Ended December 31, 2005	Pro Forma Year Ended December 31, 2005
	One Month Ended January 31, 2005			Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007 (unaudited)	Three Months Ended March 31, 2008 (unaudited)
		(in thousands of dollars)
Revenues:
Federal Services Segment	$—	$—	$—	$79,941	$151,355	$34,927	$44,587
Commercial Services Segment	—	—	—	54,137	137,378	25,341	30,595
LP&D Segment	21,914	348,192	370,106	293,025	262,801	53,883	54,115
International Segment	—	—	—	—	541,079	—	372,456

Total revenues	21,914	348,192	370,106	427,103	1,092,613	114,151	501,753

Cost of revenues:
Federal Services Segment	—	—	—	55,121	108,972	26,255	36,471
Commercial Services Segment	—	—	—	39,579	109,566	20,520	19,015
LP&D Segment	7,382	134,350	141,732	141,167	156,291	36,582	35,087
International Segment	—	—	—	—	523,510	—	338,197

Total cost of revenues	7,382	134,350	141,732	235,867	898,339	83,357	428,770

Gross profit:
Federal Services Segment	—	—	—	24,820	42,383	8,672	8,116
Commercial Services Segment	—	—	—	14,558	27,812	4,821	11,580
LP&D Segment	14,532	213,842	228,374	151,858	106,510	17,301	19,028
International Segment	—	—	—	—	17,569	—	34,259

Total gross profit	14,532	213,842	228,374	191,236	194,274	30,794	72,983

Segment selling, general and administrative expenses:
Federal Services Segment	—	—		4,186	11,306	2,452	1,768
Commercial Services Segment	—	—		7,466	7,730	4,760	1,936
LP&D Segment	—	—		7,607	8,519	2,197	2,704
International Segment	—	—		—	14,639	—	4,154

Total segment selling, general and administrative expenses	—	—		19,259	42,194	9,409	10,562

Segment operating income:
Federal Services Segment	—	—		20,634	31,077	6,220	6,348
Commercial Services Segment	—	—		7,092	20,082	61	9,644
LP&D Segment	14,532	213,842		144,251	97,991	15,104	16,324
International Segment	—	—		—	2,930	—	30,105

Total segment operating income	14,532	213,842		171,977	152,080	21,385	62,421

Corporate selling, general and administrative expenses	967	44,595		82,003	80,244	18,919	18,028
Impairment of intangible assets	—	3,000		—	—	—	—

Total income from operations	13,565	166,247		89,974	71,836	2,466	44,393
Interest expense	—	49,736		68,566	72,689	15,370	11,660
Other income (expense), net	13	1,474		3,113	3,364	148	(2,061)

Income (loss) before income taxes	13,578	117,985		24,521	2,511	(12,756)	30,672
Minority interests	—	—		—	(92)	—	(195)
Income tax (benefit) expense	—	—		(2,342)	11,318	(2,412)	11,184

Net income (loss)	$13,578	$117,985		$26,863	$(8,899)	$(10,344)	$19,293

Three Months Ended March 31, 2008 compared to Three Months Ended March 31, 2007

Revenues

        Revenues increased $387.6 million, or 339.4%, to $501.8 million for the three months ended March 31, 2008 from $114.2 million for the three months ended March 31, 2007. This increase was primarily the result of our acquisitions of RSMC and Nukem, the consolidation of our Isotek, LLC and UDS, LLC joint venture interests, and increased revenues in our Commercial Services segment operations.

        Revenues in our Federal Services segment increased $9.7 million, or 27.8%, to $44.6 million for the three months ended March 31, 2008 from $34.9 million for the three months ended March 31, 2007. This increase is primarily attributable to revenues earned from the clean up of the Atlas mill tailings near Moab, Utah during the three months ended March 31, 2008 and the consolidation of two of our joint venture interests, Isotek, LLC and UDS, LLC. The joint venture interests are now consolidated because we obtained majority voting rights for Isotek, LLC in November 2007 and for UDS, LLC in March 2008. During the three months ended March 31, 2007, income from these joint venture interests was reported using the equity method in other income, net, in our consolidated statements of operations. This increase was partially offset by decreased revenues from work we performed as a subcontractor on two contracts at the Hanford site.

        Revenues in our Commercial Services segment increased $5.3 million, or 20.9%, to $30.6 million for the three months ended March 31, 2008 from $25.3 million for the three months ended March 31, 2007. This is primarily the result of our acquisition of Nukem in July, 2007 and increased revenues in our commercial decommissioning services and our utility services projects.

        Revenues in our LP&D segment increased $0.2 million, or 0.4%, to $54.1 million for the three months ended March 31, 2008 from $53.9 million for the three months ended March 31, 2007. This increase is mostly due to increased revenues at our Clive, Utah facility and the acquisition of Monserco in December, 2007, offset by decreased revenues at our Bear Creek facility in Oak Ridge, Tennessee.

        Primarily as a result of our acquisition of RSMC, revenues in our International segment were $372.5 million for the three months ended March 31, 2008. RSMC recognizes as revenues the full amount of reimbursed allowable costs incurred plus the amount of fees earned. RSMC recognizes project delivery-based incentive fees, which are typically a percentage of allowable costs, throughout the contract year which ends March 31 and recognizes efficiency fees mainly during the final month of the contract year when these fees become determinable. We recognized $24.6 million of efficiency fees during the three months ended March 31, 2008. During the three months ended March 31, 2007, our international operations were reported in our Commercial Services segment because they constituted less than 3% of our total revenues.

Cost of revenues

        Cost of revenues increased $345.4 million, or 414.1%, to $428.8 million for the three months ended March 31, 2008 from $83.4 million for the three months ended March 31, 2007. This increase was primarily the result of our acquisition of RSMC and Nukem and the consolidation of our Isotek, LLC and UDS, LLC joint venture interests.

        Cost of revenues in our Federal Services segment increased $10.2 million, or 38.8%, to $36.5 million for the three months ended March 31, 2008 from $26.3 million for the three months ended March 31, 2007. This increase is attributable to the consolidation of two of our joint venture interests, Isotek, LLC and UDS, LLC, during the three months ended March 31, 2008. During the three months ended March 31, 2007, cost of revenues from these joint venture interests was reported using the equity method in other income, net, in our consolidated statements of operations. In addition, we began clean up of the Atlas mill tailings near Moab, Utah. This increase was partially offset by decreased cost of revenues from work we performed as a subcontractor on two contracts at the Hanford site.

        Cost of revenues in our Commercial Services segment decreased $1.5 million, or 7.3%, to $19.0 million for the three months ended March 31, 2008 from $20.5 million for the three months ended March 31, 2007. This decrease is primarily attributable to decreased costs incurred on utility services projects due to favorable resolutions on cost escalation of materials and lower cost alternatives for demolition.

        Cost of revenues in our LP&D segment decreased $1.5 million, or 4.1%, to $35.1 million for the three months ended March 31, 2008 from $36.6 million for the three months ended March 31, 2007. This decrease is primarily attributable to decreases in equipment maintenance, demurrage costs and labor.

        Primarily as a result of our acquisition of RSMC, cost of revenues in our International segment was $338.2 million for the three months ended March 31, 2008. Cost of revenues in our International segment consist of compensation and benefits to employees, travel expenses, outsourcing costs for subcontractor services and cost of goods purchased.

        Cost of revenues as a percentage of total revenues increased to 85.5% for the three months ended March 31, 2008 from 73.0% for the three months ended March 31, 2007. The acquisition of RSMC, for which cost of revenues as a percentage of revenues were 91.4% for the three months ended March 31, 2008, had a significant impact on our revenue mix when compared to our historical operations. As a result, a greater portion of our revenues in 2008 have significantly lower contribution margins.

Gross profit

        Gross profit increased $42.2 million, or 137.0%, to $73.0 million for the three months ended March 31, 2008 from $30.8 million for the three months ended March 31, 2007. Our gross margin decreased to 14.5% in the 2008 period from 27.0% in the corresponding 2007 period. The increase in gross profit and the corresponding reduction in gross margin are primarily the result of our acquisition of RSMC, which significantly changed our revenue mix.

        Gross profit in our Federal Services segment decreased $0.6 million, or 6.9%, to $8.1 million for the three months ended March 31, 2008 from $8.7 million for the three months ended March 31, 2007. This decrease is primarily attributable to decreased gross profit from work we performed as a subcontractor on two contracts at the Hanford site partially offset by increased gross profit on the Isotek, UDS and Moab operations.

        Gross profit in our Commercial Services segment increased $6.8 million, or 141.7%, to $11.6 million for the three months ended March 31, 2008 from $4.8 million for the three months ended March 31, 2007. The increase is primarily attributable to performance of large decontamination and decommissioning projects and utility services projects with higher margins.

        LP&D segment gross profit increased $1.7 million, or 9.8%, to $19.0 million for the three months ended March 31, 2008 from $17.3 million for the three months ended March 31, 2007. This increase is primarily the result of decreased equipment maintenance, demurrage costs and labor expenses.

        Primarily as a result of our acquisition of RSMC, gross profit in our International segment was $34.3 million with a gross profit margin of 9.2% for the three months ended March 31, 2008. The gross profit margin is higher for the three months ended March 31, 2008 than we expect in future quarters of 2008 due to the recognition of approximately $24.6 million of efficiency fees during the three months ended March 31, 2008. As a result, we expect gross profit in our International segment to be greater in the first quarter than in any other quarter of the year.

Segment selling, general and administrative expenses

        Segment selling, general and administrative expenses in our Federal Services segment decreased $0.7 million, or 28.8%, to $1.8 million for the three months ended March 31, 2008 from $2.5 million for the three months ended March 31, 2007. The decrease is primarily due to decreased labor and severance expenses related to the termination of a key employee in the first quarter of 2007.

        Segment selling, general and administrative expenses in our Commercial Services segment decreased $2.9 million, or 60.4%, to $1.9 million for the three months ended March 31, 2008 from $4.8 million for the three months ended March 31, 2007. The decrease is primarily attributable to lower business development costs. During the three months ended March 31, 2007, Commercial Services incurred significant due diligence expenses related to our license stewardship contract with Exelon Generation Company, LLC.

        Segment selling, general and administrative expenses in our LP&D segment increased $0.5 million, or 22.7%, to $2.7 million for the three months ended March 31, 2008 from $2.2 million for the three months ended March 31, 2007 mostly due to increased business development costs.

        Segment selling, general and administrative expenses in our International segment were $4.2 million for the three months ended March 31, 2008 primarily due to amortization expense associated with intangible assets of RSMC, which we acquired in June 2007, bid and proposal expenses relating to potential contracts in the United Kingdom and other administrative expenses of our UK operations.

        Total segment selling, general and administrative expenses as a percentage of revenues decreased to 2.1% for the three months ended March 31, 2008 from 8.2% for the same period for 2007 primarily due to increased revenues without a corresponding percentage increase in selling, general and administrative expenses.

Corporate selling, general and administrative expenses

        Corporate selling, general and administrative expenses decreased $0.9 million, or 4.8%, to $18.0 million for the three months ended March 31, 2008 from $18.9 million for the three months ended March 31, 2007. This decrease is attributable to the termination of management advisory fees previously paid to our equity sponsors in connection with our initial public offering and decreased legal, business development and marketing costs. This is offset by increases in professional accounting fees related to Sarbanes-Oxley compliance, insurance costs and investor relations costs. As a percentage of revenue, corporate selling, general and administrative expenses decreased to 3.6% for the three months ended March 31, 2008 from 16.6% for the same period for 2007. The decrease in expenses as a percentage of revenues is primarily due to the significant increase in revenues with no corresponding increase in corporate selling, general and administrative expenses.

Interest expense

        Interest expense decreased $3.7 million, or 24.0%, to $11.7 million for the three months ended March 31, 2008 from $15.4 million for the three months ended March 31, 2007. The decrease is primarily attributable to a decline in both our average borrowings outstanding and interest rates related to our credit facilities.

Other income (expense), net

        Other income (expense), net, decreased $2.2 million to an expense of $2.1 million for the three months ended March 31, 2008 from income of $0.1 million for the three months ended March 31, 2007. This amount primarily reflects losses attributable to foreign currency exchanges and a decline in the fair value of our derivative contracts. These decreases are offset by increases in interest income and our proportional share of income from two joint ventures in which we have a non-controlling interest.

Income taxes

        We recognized income tax expense of $11.2 million for the three months ended March 31, 2008 based on an estimated annual effective tax rate on our consolidated operations of 36.6%. Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. As such, during the three months ended March 31, 2007, we recognized an income tax benefit of $2.4 million attributable to a net taxable loss from our taxable subsidiaries acquired in 2006, primarily BNGA and Duratek.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

        Revenues increased $665.5 million, or 155.8%, to $1.1 billion for the year ended December 31, 2007 from $427.1 million for the year ended December 31, 2006. This increase was the result of our acquisition of Duratek on June 7, 2006, which contributed $345.5 million to revenues in the year ended December 31, 2007 compared to $137.2 million for the year ended December 31, 2006 and our acquisition of RSMC, which contributed $531.3 million to revenues for the post-acquisition period of June 27, 2007 through December 31, 2007. The acquisitions of Safeguard, Parallax and NUKEM collectively contributed $30.4 million to revenues during 2007 from their respective dates of acquisition. These increases were partially offset by decreased revenues of $89.7 million due to lower volumes of waste received at our facility in Clive, Utah.

        Primarily as a result of the inclusion of a full year of Duratek results in 2007, revenues in our Federal Services segment and our Commercial Services segment increased to $151.4 million and $137.4 million, respectively, for the year ended December 31, 2007 from $79.9 million and $54.1 million, respectively, for the year ended December 31, 2006. As a result of our acquisitions of RSMC and Safeguard, revenues in our International segment were $541.1 million for the year ended December 31, 2007. Historically, our international operations were reported in our Commercial Services segment because they constituted less than 1% of our total revenues.

        LP&D segment revenues decreased $30.2 million, or 10.3%, to $262.8 million for the year ended December 31, 2007 from $293.0 million for the year ended December 31, 2006. We processed lower volumes of waste at our facility in Clive, Utah during the year ended December 31, 2007 due to the completion of several DOE closure projects during 2006. The decrease was partially offset by an increase in revenues of $55.1 million during the year ended December 31, 2007 as compared to the same period of 2006 resulting from our Duratek acquisition. The Duratek acquisition included the facilities in Barnwell, South Carolina and three processing and disposal facilities in Tennessee.

Cost of revenues

        Cost of revenues increased $662.4 million, or 280.8%, to $898.3 million for the year ended December 31, 2007 from $235.9 million for the year ended December 31, 2006. This increase was the result of our acquisition of Duratek, which contributed $263.5 million to cost of revenues in the year ended December 31, 2007 compared to $101.1 million for the year ended December 31, 2006 and our acquisition of RSMC, which contributed $513.5 million to cost of revenues for the post-acquisition period of June 27, 2007 through December 31, 2007. The acquisitions of Safeguard, Parallax and NUKEM collectively contributed $26.0 million to cost of revenues during 2007 from their respective dates of acquisition. These increases in cost of revenues were partially offset by a decrease of $24.8 million in our historical LP&D operations, which was primarily the result of reduced expenses associated with processing lower volumes of waste at our facility in Clive, Utah due to the completion of several projects during 2006.

        Primarily as a result of our acquisition of Duratek, cost of revenues in our Federal Services segment and our Commercial Services segment increased to $109.0 million and $109.6 million, respectively, for the year ended December 31, 2007 from $55.1 million and $39.6 million, respectively, for the year ended December 31, 2006. As a result of our acquisitions of RSMC and Safeguard, cost of revenues in our International segment was $523.5 million for the year ended December 31, 2007.

        LP&D segment cost of revenues increased by $15.1 million, or 10.7%, to $156.3 million for the year ended December 31, 2007 from $141.2 million for the year ended December 31, 2006. This increase was the result of increased expenses resulting from our acquisition of Duratek, which contributed $70.6 million to cost of revenues for the year ended December 31, 2007 compared to $27.3 million for the year ended December 31, 2006. This increase was partially offset by a decrease of $24.8 million in our historical LP&D operations associated with the completion of several DOE closure projects during 2006.

        Cost of revenues as a percentage of total revenues increased to 82.2% for the year ended December 31, 2007, from 55.2% for the year ended December 31, 2006. The acquisitions of Duratek and RSMC significantly changed our revenue mix when compared to our historical operations. As a result, a greater portion of our revenues have significantly lower contribution margins.

        Cost of revenues as a percentage of revenues in our LP&D segment, which includes our historical operations, increased to 59.5% for the year ended December 31, 2007 from 48.2% for the same period for 2006. A significant amount of the costs at our Clive, Utah facility are fixed; therefore, the decrease in our revenues of $89.7 million at our Clive, Utah facility had a significant adverse impact on our margins. In addition, cost of revenues as a percentage of revenues relating to operations from our Duratek acquisition are greater than that of our historical operations, thus contributing to the increase in cost of revenues as a percentage of revenues for this segment.

        Our Federal Services, Commercial Services and International segments, which primarily include operations of Duratek and RSMC from their acquisition dates, collectively contributed cost of revenues as a percentage of revenues of 89.4% for the year ended December 31, 2007 compared to 70.6% for the same period for 2006. This increase is primarily the result of the acquisition of RSMC, where cost of revenues as a percentage of revenues were 96.6% for the year ended December 31, 2007.

Gross profit

        Gross profit increased $3.1 million, or 1.6%, to $194.3 million for the year ended December 31, 2007 from $191.2 million for the year ended December 31, 2006. Gross profit increased primarily due to the acquisition of Duratek, which contributed $29.6 million and $25.9 million to gross profit in our Federal Services and Commercial Services segments, respectively, for the year ended December 31, 2007 compared to $6.8 million and $13.7 million, respectively for the year ended December 31, 2006. This increase in gross profit was partially offset by a decrease in gross profit in our LP&D segment resulting from lower volumes of waste at our facility in Clive, Utah during the year ended December 31, 2007 due to the completion of several significant DOE closure projects during 2006. Our gross margin decreased to 17.8% in the 2007 period from 44.8%, in the corresponding 2006 period due largely to change in revenue mix combined with lower margins in our LP&D segment.

        Primarily as a result of our acquisition of Duratek, gross profit in our Federal Services segment and our Commercial Services segment increased to $42.4 million and $27.8 million, respectively, for the year ended December 31, 2007 compared to $24.8 million and $14.6 million, respectively, for the year ended December 31, 2006. As a result of our acquisitions of Safeguard and RSMC, gross profit in our International segment was $17.6 million for the year ended December 31, 2007.

        LP&D segment gross profit decreased $45.4 million, or 29.9%, to $106.5 million for the year ended December 31, 2007 from $151.9 million for the year ended December 31, 2006. LP&D segment gross profit margin decreased to 40.5% during the year ended December 31, 2007 from 51.8% during the year ended December 31, 2006. Gross profit and gross profit margin decreased primarily due to decreased revenues as a result of the completion of several significant DOE closure projects in our historical LP&D segment during 2006 and lower gross profit margins in the LP&D operations we acquired from Duratek as compared to our historical operations.

Segment selling, general and administrative expenses

        Segment selling, general and administrative expenses in our Federal Services and Commercial Services segments increased $7.1 million and $264,000, respectively, to $11.3 million and $7.7 million, respectively, for the year ended December 31, 2007 from $4.2 million and $7.5 million, respectively, for the year ended December 31, 2006. This is primarily the result of increased expenses due to the activity of Duratek, which was acquired in June 2006. Segment selling, general and administrative expenses in our LP&D segment increased $912,000 to $8.5 million for the year ended December 31, 2007 from $7.6 million for the year ended December 31, 2006. The increase was primarily the result of the activity of Duratek, which was acquired in June 2006.

        Segment selling, general and administrative expenses in our International segment were $14.6 million for the year ended December 31, 2007 primarily due to bid and proposal expenses relating to potential contracts in the United Kingdom, the operations of Safeguard, which we acquired in December 2006, and the operations and amortization expense associated with finite-lived intangible assets of RSMC, which we acquired in June 2007.

        Total segment selling, general and administrative expenses as a percentage of revenue decreased to 3.9% for the year ended December 31, 2007 from 4.5% for the same period for 2006 primarily due to increased revenues.

Corporate selling, general and administrative expenses

        Corporate selling, general and administrative expenses decreased $1.8 million, or 2.2%, to $80.2 million for the year ended December 31, 2007 from $82.0 million for the year ended December 31, 2006. As a percentage of revenue, corporate selling, general and administrative expenses decreased to 7.3% for the year ended December 31, 2007 from 19.2% for the same period for 2006. This decrease was primarily due to non-cash equity compensation expenses incurred during the year ended December 31, 2006 as a result of accelerated vesting of profits interests in connection with our acquisition of Duratek in the earlier period. This decrease is partially offset by increased accounting, treasury, human resources, information systems and other administrative expenses as a result of our acquisition of Duratek and a $6.9 million expense for the termination of provisions in employment agreements related to excess performance bonus payments. These provisions were terminated in connection with our initial public offering.

Interest expense

        Interest expense increased $4.1 million, or 6.0%, to $72.7 million for the year ended December 31, 2007 from $68.6 million for the year ended December 31, 2006. The increase is primarily attributable to increased borrowings related to the acquisitions of Duratek and RSMC and the write-off of unamortized debt financing fees of $4.2 million as a result of repayment of our debt using proceeds from our initial public offering. These increases are offset by the recognition of a call premium of $3.2 million and a write-off of debt financing fees and loan discounts of $8.9 million which occurred in June 2006 in connection with the restructuring of our long-term debt.

Other income (expense), net

        Other income, net, increased $251,000, or 8.1%, to $3.4 million for the year ended December 31, 2007 from $3.1 million for the year ended December 31, 2006. This amount primarily reflects increases in interest income and our proportional share of income from three joint ventures in which we have a non-controlling interest. This increase is offset by losses of $1.2 million on our interest rate swap agreements and foreign exchange contracts.

Income taxes

        We recognized income tax expense of $11.3 million for the year ended December 31, 2007 primarily due to income tax expense recognized of approximately $9.9 million relating to our reorganization from a limited liability company to a "C" corporation. Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. SFAS No. 109, Accounting for Income Taxes, requires that the tax effect of recognizing deferred tax items upon a change in tax status be included in current year operations. In addition, income tax expense for 2007 includes foreign, federal and state income taxes for our taxable subsidiaries that we acquired in 2006 and 2007. We recognized income tax benefit of $2.3 million for the year ended December 31, 2006 attributable to net taxable loss from BNGA and Duratek since their acquisitions on February 28, 2006 and June 7, 2006, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

        Our revenues were $427.1 million for the year ended December 31, 2006 compared to $348.2 million for the eleven months ended December 31, 2005 and $21.9 million for the one month ended January 31, 2005 for pro forma revenues of $370.1 million for the year ended December 31, 2005. The $57.0 million (15.4%) increase in pro forma revenues for the year ended December 31, 2006 was the result of our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006, which contributed $44.1 million and $137.2 million to revenues, respectively, in the year ended December 31, 2006. This increase in revenues was partially offset by the completion of the project to clean up the DOE's Rocky Flats site in 2005. Pursuant to this contract, we recognized approximately $105.4 million of revenues during 2005, but generated no significant revenues in 2006.

        Primarily as a result of our acquisitions of BNGA and Duratek, revenues in our Federal Services segment and our Commercial Services segment were $79.9 million and $54.1 million, respectively, for the year ended December 31, 2006.

        LP&D segment revenues were $293.0 million for the year ended December 31, 2006 compared to $348.2 million for the eleven months ended December 31, 2005 and $21.9 million for the one month ended January 31, 2005 for pro forma LP&D segment revenues of $370.1 million for the year ended December 31, 2005. The $77.1 million (20.8%) decrease for the year ended December 31, 2006 was primarily the result of approximately $105.4 million of revenue recognized during 2005 to clean up the DOE's Rocky Flats site. We generated no significant revenues from this contract in 2006. The decrease was partially offset by an increase in revenues of $54.0 million due to our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006. The Duratek acquisition included the facilities in Barnwell, South Carolina and three processing and disposal facilities in Tennessee. The BNGA acquisition included a manufacturing facility in Tennessee.

Cost of revenues

        Cost of revenues was $235.9 million for the year ended December 31, 2006 compared to $134.4 million for the eleven months ended December 31, 2005 and $7.4 million for the one month ended January 1, 2005 for pro forma cost of revenues of $141.7 million for the year ended December 31, 2005. The $94.1 million (66.4%) increase for the year ended December 31, 2006 was the result of our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006, which contributed $23.2 million and $101.1 million to cost of revenues, respectively, in the year ended December 31, 2006. This increase in cost of revenues was partially offset by a decrease of $30.8 million in our historical LP&D operations, which was primarily the result of reduced expenses associated with the completion of the clean-up project at Rocky Flats in 2005.

        Primarily as a result of our acquisitions of BNGA and Duratek, cost of revenues in our Federal Services segment and our Commercial Services segment was $55.1 million and $39.6 million, respectively, for the year ended December 31, 2006.

        LP&D segment cost of revenues was $141.2 million for the year ended December 31, 2006 compared to $134.4 million for the eleven months ended December 31, 2005 and $7.4 million for the one month ended January 1, 2005 for pro forma LP&D segment cost of revenues of $141.7 million for the year ended December 31, 2005. The $500,000 decrease for the year ended December 31, 2006 was primarily the result of reduced expenses associated with the completion of the clean-up project at Rocky Flats in 2005, offset in part by increased expenses resulting from our acquisitions of BNGA on February 27, 2006 and Duratek on June 7, 2006.

Gross profit

        Gross profit was $191.2 million for the year ended December 31, 2006 compared to $213.8 million for the eleven months ended December 31, 2005 and $14.5 million for the one month ended January 1, 2005 for pro forma gross profit of $228.4 million for the year ended December 31, 2005. Our gross margin decreased to 44.8% in 2006 from 61.7% in 2005. Gross profit decreased $37.1 million in 2006 primarily due to a decrease in gross profit in our LP&D segment resulting from the completion of the project to clean up the DOE's Rocky Flats site. The decrease in gross profit in our LP&D segment was partially offset by contributions from BNGA and Duratek, which contributed $24.8 million and $14.6 million to gross profit in our Federal Services and Commercial Services segments, respectively, for the year ended December 31, 2006.

        As a result of our acquisitions of BNGA and Duratek, gross profit in our Federal Services segment and our Commercial Services segment was $24.8 million and $14.6 million, respectively, for the year ended December 31, 2006.

        LP&D segment gross profit was $151.9 million for the year ended December 31, 2006 compared to $213.8 million for the eleven months ended December 31, 2005 and $14.5 million for the one month ended January 1, 2005 for pro forma LP&D segment gross profit of $228.4 million for the year ended December 31, 2005. LP&D segment gross margin decreased to 51.8% in 2006 from 61.7% in 2005. Gross profit and gross margin decreased primarily due to the completion of the project to clean up the DOE's Rocky Flats site in 2005. We were able to achieve a relatively high gross margin on this project because of the volume of work involved in a relatively short period of time. We also recorded an incentive fee of $2.4 million in 2005 in connection with the Rocky Flats project as the result of meeting certain contractual milestones.

        Gross profit margins in our Federal Services and Commercial Services segments are typically lower than in our LP&D segment due to the nature of pricing and the higher proportion of expenses for labor and fringe benefits of federal and commercial contracts. The higher gross profit margins in our LP&D segment are the result of unit pricing that reflects a higher amount of fixed costs, including capital expenditures, and a lower amount of labor and fringe benefits costs.

Segment selling, general and administrative expenses

        As a result of our acquisitions of BNGA and Duratek, segment selling, general and administrative expenses in our Federal Services, Commercial Services and LP&D segments were $4.2 million, $7.5 million and $7.6 million, respectively, for the year ended December 31, 2006.

Corporate selling, general and administrative expenses

        Corporate selling, general and administrative expenses were $82.0 million for the year ended December 31, 2006 compared to $44.6 million for the eleven months ended December 31, 2005 and $1.0 million for the one month ended January 31, 2005. The increase in 2006 was primarily the result of our acquisitions of BNGA and Duratek, which collectively contributed $17.5 million to corporate selling, general and administrative expenses for the year ended December 31, 2006. Corporate selling, general and administrative expenses also increased due to integration costs associated with our acquisitions of BNGA and Duratek. We incurred non-cash compensation expense of $21.4 million and $1.5 million in the years ended December 31, 2006 and 2005, respectively, principally relating to equity grants made in connection with our acquisitions. We also incurred increased non-cash amortization expense of $4.7 million in 2006 related to the amortization of intangible assets acquired in the acquisition of BNGA and Duratek in 2006. These increases were offset by a $3.8 million reduction in the allowance for doubtful accounts based on our historical collections experience and an evaluation of existing customer receivables.

        Prior to 2006, we only operated in our LP&D segment and, therefore, all of our selling, general and administrative expenses prior to 2006 are reflected under corporate selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2006 are split between segment selling, general and administrative expenses and corporate selling, general and administrative expenses.

Impairment of intangible assets

        There was no impairment of intangible assets in the year ended December 31, 2006. In the eleven months ended December 31, 2005, we changed our name to EnergySolutions and incurred an impairment charge of $3.0 million, representing the write-off of the remaining book value of our old name.

Interest expense

        Interest expense was $68.6 million for the year ended December 31, 2006 compared to $49.7 million for the eleven months ended December 31, 2005. The $18.9 million increase was primarily due to increased borrowings as the result of our acquisitions of BNGA and Duratek, as well as a full year of interest expense on debt incurred to finance the acquisition of our predecessor by the Sponsors in 2005. Interest expense for the year ended December 31, 2006 also included the write-off of $8.9 million of deferred financing fees and debt discount and the payment of a call premium of $3.2 million from refinancing our debt in connection with the Duratek acquisition. Interest expense for the eleven months ended December 31, 2005 included the write-off of $12.7 million of deferred financing fees from the refinancing of our outstanding debt in connection with the acquisition of our predecessor by the Sponsors. We did not incur any material interest expense in the one month ended January 31, 2005.

Other income

        Other income was $3.1 million for the year ended December 31, 2006. This amount primarily reflects interest income and our proportional share of income from two joint ventures in which we have a minority interest, which we acquired as part of our Duratek acquisition. Prior to the Duratek acquisition, we did not have any investments in joint ventures. Other income was $1.5 million for the year ended December 31, 2005, which was primarily due to interest income.

Income taxes

        We recognized an income tax benefit of $2.3 million for the year ended December 31, 2006, primarily due to a tax loss in one of our taxable subsidiaries that was acquired in 2006. Historically, we operated as a limited liability company and therefore did not pay corporate income taxes. The tax provision in 2006 relates to Duratek and certain taxable subsidiaries of BNGA since their respective acquisitions in 2006.

Net income

        For the foregoing reasons, net income was $26.9 million for the year ended December 31, 2006 compared to $118.0 million for the eleven months ended December 31, 2005 and $13.6 million for the one month ended January 31, 2005.

Liquidity and Capital Resources

        We finance our operations primarily through cash provided by operations. As of March 31, 2008, our principal sources of liquidity consisted of $38.1 million of cash and cash equivalents and $56.8 million of availability under the $75.0 million revolving portion of our credit facilities, which is net of $18.2 million of outstanding letters of credit. We also have a synthetic letter of credit facility of $100.0 million, of which $99.9 million of letters of credit were issued as of March 31, 2008.

        During the three months ended March 31, 2008, our cash and cash equivalents increased by $1.7 million, to $38.1 million. This compares to a decrease in cash and cash equivalents of $1.8 million for the three months ended March 31, 2007. During the three months ended March 31, 2008, we had net cash inflows from operating activities of $25.7 million. This was offset by net cash outflows from investing and financing activities of $1.3 million and $22.7 million, respectively, related primarily to purchases of property, plant and equipment, the repayment of long-term debt and dividends paid to stockholders.

        During the year ended December 31, 2007, our cash and cash equivalents increased $31.7 million, to $36.4 million. This compares to a decrease in cash and cash equivalents of $30.2 million for the year ended December 31, 2006. During the year ended December 31, 2007, we had net cash inflows from operating activities and financing activities of $152.8 million and $91.9 million, respectively. This was offset by net cash outflows from investing activities of $211.8 million related primarily to our acquisitions of RSMC, Parallax, NUKEM and Monserco and purchases of property, plant and equipment.

        During 2006, our cash and cash equivalents decreased by $30.2 million, to $4.6 million. This compares to an increase in cash and cash equivalents of $24.6 million during 2005. During 2006, we incurred net cash outflows from investing activities of $471.8 million primarily due to our acquisitions of BNGA, Duratek and Safeguard and purchases of property, plant and equipment. These outflows were offset in part by net cash inflows from operating activities and financing activities of $69.8 million and $371.9 million, respectively.

        Our principal need for liquidity has been, and will continue to be, for working capital, to pay down debt and for capital expenditures. We also expect to use cash flow from operations to pay quarterly dividends. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. To the extent we maintain an annual dividend of $0.10 per share, our annual cash requirements for this dividend would be $8.8 million, based on the number of shares currently outstanding. We believe that our cash flow from operations, available cash and cash equivalents and available borrowings under the revolving portion of our credit facilities will be sufficient to meet our future liquidity needs, including the payment of such dividend, through at least the next twelve months.

        Although we have no specific current plans to do so, if we decide to pursue one or more significant strategic acquisitions, we may incur additional debt or sell additional equity to finance the purchase of those businesses.

Historical Cash Flows

Cash flow from operating activities

        We generated $32.5 million and $25.7 million in cash flows from operating activities during the three months ended March 31, 2007 and 2008, respectively. This decrease of $6.8 million was primarily due to increases in costs and estimated earnings in excess of billings on uncompleted contracts and other noncurrent assets and decreases in accounts payable. This is offset by an increase in net income, and increases in accrued expenses, unearned revenues and other noncurrent liabilities.

        We generated $69.8 million and $152.8 million in cash flows from operating activities during the year ended December 31, 2006 and 2007, respectively. This increase of $83.0 million was primarily due to a decreased restricted cash balance that was replaced with an insurance policy as well as increased net cash flows from accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities. These increases were partially offset by a decrease in net income, decreased net cash flows from inventories and unearned revenues and the adjustment for equity-based compensation expense due to the accelerated vesting of profits interests in 2006.

        We generated $210.0 million and $69.8 million in cash flow from operating activities in 2005 and 2006, respectively. The decrease of $140.2 million in 2006 compared to 2005 was primarily due to lower net income in 2006 and higher payments of accounts payable and accrued expenses due to the BNGA and Duratek acquisitions.

Cash flow from investing activities

        We used $16.9 million and $1.3 million in cash for investing activities during the three months ended March 31, 2007 and 2008, respectively. This was primarily due to the acquisition of Parallax in January 2007.

        We used $471.8 million and $211.8 million in cash for investing activities during the year ended December 31, 2006 and 2007, respectively. This decrease of $260.0 million was primarily due to more cash being used for the Duratek and BNGA acquisitions in 2006 than for the RSMC, Parallax, NUKEM and Monserco acquisitions in 2007 and a decrease in purchases of property, plant and equipment.

        We used $40.6 million and $471.8 million in cash flow from investing activities in 2005 and 2006, respectively. The increased use of cash of $431.2 million in 2006 compared to 2005 was primarily due to the BNGA and Duratek acquisitions.

Cash flow from financing activities

        We used $17.5 million and $22.7 million in cash flows from financing activities during the three months ended March 31, 2007 and 2008, respectively. This increase of $5.2 million was primarily due to the repayment of long-term debt.

        We generated $371.9 million and $91.9 million in cash flows from financing activities during the year ended December 31, 2006 and 2007, respectively. This decrease of $280.0 million was primarily due to decreased net borrowings of long-term debt of $365.4 million and decreased capital contributions of $175.0 million. This decrease was partially offset by an increase in proceeds from the issuance of common stock, net of issuance costs, of $271.1 million.

        We used $147.8 million and generated $371.9 million in cash flow from financing activities in 2005 and 2006, respectively. The increase of $519.7 million in 2006 compared to 2005 was primarily due to an infusion of member capital and increased debt to finance the acquisitions in 2006.

Capital Expenditures

        We had capital expenditures of $33.6 million, $23.9 million, $13.3 million, $1.7 million and $1.3 million in the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008, respectively. We completed several significant capital improvements in 2005 and 2006, including the installation of a new shredder, rail handling loop and rotary dump at our Clive facility. We expect capital expenditures for the year ending December 31, 2008 to be approximately $37 million, relating primarily to required equipment for the Atlas mill tailings contract awarded to us in June 2007 and maintenance and growth at our facilities.

Credit Facilities

        We have credit facilities in place with Citicorp North America, Inc., or CNAI, as administrative agent and collateral agent, which we refer to collectively in this prospectus as our "credit facilities." The credit facilities consist of a $75.0 million revolving credit facility, which matures on June 7, 2011, $770.0 million first lien term loan facilities, which mature on June 7, 2013, and a $100.0 million synthetic letter of credit facility, which matures on June 7, 2013. We are currently seeking approval from the bank group for amendment and restatement of the credit facilities which will (a) allow us to acquire certain assets from Exelon Corporation and provide for a letter of credit facility in the aggregate principal amount of $200.0 million in connection with the decommissioning project for the Zion nuclear facility and (b) convert the existing synthetic letters of credit to a new funded term letter of credit facility in the aggregate principal amount of $100.0 million for which we will maintain restricted cash equal to the amount of the facility. The new letter of credit facility and the restricted cash amount will be reflected on our balance sheet.

        The current draft of the amendment and restatement contemplates the letter of credit fees with respect to letters of credit issued under each of the revolving loan facility and the Zion letter of credit facility at 2.50% and the participation fee with respect to letters of credit issued under the new term letter of credit facility at LIBOR plus 2.50% (subject to certain adjustments). The current draft contemplates pricing changes on loans as follows: (i) with respect to any term loan, (x) LIBOR plus 2.50% (or LIBOR plus 2.00% when the leverage ratio is less than 2.0 to 1.0) or (y) the base rate plus 1.25% (or the base rate plus 1.00% when the leverage ratio is less than 2.0 to 1.0) and (ii) with respect to any revolving loan, (x) LIBOR plus 2.5% or (y) the base rate plus 1.25%. The final draft of the amendment and restatement may change the terms described above and also modify other provisions in the credit facilities.

        The obligations under the credit facilities are unconditional and irrevocably guaranteed by us and each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, the credit facilities and such guarantees are secured by security interests (subject to permitted liens as defined in the credit agreements governing the credit facilities) in substantially all tangible and intangible assets owned by us, the obligors under the credit facilities, and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of equity interests of foreign subsidiaries to 65% of equity interests of first-tier foreign subsidiaries.

        Borrowings under the current credit facilities (prior to consummation of the amendment and restatement) bear interest at a rate equal to (1) in the case of the term loans, (i) the greater of the rate of interest announced by CNAI, from time to time, as its prime rate in effect at its principal office in the city of New York, and the federal funds rate plus 0.50% per annum (the "base rate"), plus 0.75% (or 0.50% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0) or (ii) for any portion of the term loans as to which we have elected to pay interest on a eurodollar basis, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), (2) in the case of the revolving loans, (i) the base rate plus 0.75% or (ii) for any portion of the revolving loans as to which we have elected to pay interest on a eurodollar basis, LIBOR plus 2.25%, and (3) in the case of synthetic letters of credit under the credit facilities, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0).

        In addition to paying interest on outstanding principal under the credit facilities, we are also required to pay a commitment fee in respect of unused commitments at a rate equal to 0.50% per annum on the daily unused commitments available to be drawn under the revolving portion of the credit facilities. We are also required to pay letter of credit fees, with respect to each letter of credit issued, of 2.25% per annum on the average daily aggregate available amount of all letters of credit. We are also required to pay fronting fees, with respect to each letter of credit and synthetic letter of credit (prior to consummation of the amendment and restatement) issued, of 0.25% per annum to the issuer of the letters of credit or synthetic letters of credit (prior to consummation of the amendment and restatement), as applicable, on the average daily stated amount of that letter of credit or synthetic letter of credit. We are also required to pay participation fees on synthetic deposits (prior to consummation of the amendment and restatement) at a LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), subject to certain adjustments.

        Commencing September 30, 2006 and at the end of each calendar quarter for the next 26 quarters, the term loans under the credit facilities amortize in quarterly installments of 0.25% of the outstanding principal balance on September 30, 2006, adjusted for optional prepayments made, provided that the final installment shall be equal to the amount outstanding in respect of the term loans.

        We are generally required to prepay borrowings under the credit facilities with (1) 100% of the net proceeds we receive from non-ordinary course asset sales or as a result of a casualty or condemnation, subject to reinvestment provisions, (2) 100% of the net proceeds we receive from the issuance of debt obligations other than specified debt obligations and (3) the excess, if any, of 50% (or, if our leverage ratio is less than 3.0 and greater than 1.0, 25%) of excess cash flow (as defined in the credit agreements) reduced by the aggregate amount of term loans optionally prepaid during the applicable fiscal year. Under the credit facilities, we are not required to prepay borrowings with excess cash flow if our leverage ratio is less than or equal to 1.0. As of March 31, 2008, we were not required to make a mandatory prepayment.

        As of March 31, 2008, the weighted average interest rate under our credit facilities was 7.1%. At this rate and assuming an outstanding balance of $587.0 million as of March 31, 2008, our annual debt service obligations would be $47.7 million, consisting of $41.7 million of interest and $6.0 million of scheduled principal payments. However, due to optional prepayments made through March 31, 2008, only $1.5 million of our scheduled payments are currently due within the next year.

        The credit facilities require us to maintain certain financial ratios, including maximum leverage ratios (based upon the ratios of consolidated funded debt and indebtedness, respectively, to consolidated operating cash flow) and a minimum cash interest coverage ratio (based upon the ratio of consolidated operating cash flow to consolidated cash interest expense), which are tested quarterly.

Based on the formulas set forth in the credit agreements as of March 31, 2008, we are required to maintain a maximum leverage ratio and a leverage ratio of 4.75 and 4.25, respectively, and minimum cash interest coverage ratio of 2.25. Failure to comply with these financial ratio covenants would result in a default under our credit facilities and, absent a waiver or an amendment from the lenders, preclude us from further borrowings under our credit facilities and permit the lenders to accelerate all outstanding borrowings under the credit facilities. As of March 31, 2008, we performed the calculations associated with these financial covenants and determined that we were in compliance with them.

        The credit facilities also contain a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and restricted payments. Under the credit facilities, we are permitted maximum annual capital expenditures of up to $30.0 million in the fiscal year ending December 31, 2007 and in any fiscal year thereafter, plus the lesser of (1) a one-year carry-forward of the unused amount from the previous fiscal year and (2) 50% of the amount permitted for capital expenditures in the prior fiscal year. Our permitted maximum annual capital expenditures for 2008 is $45.0 million. The credit facilities contain events of default for non-payment of principal and interest when due, a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a change of control, as defined in the credit facilities. As of March 31, 2008, we were in compliance with all of our covenants and other obligations under the credit facilities.

        We also entered into a second lien term loan in connection with our acquisition of RSMC in June 2007. This loan was repaid in full with proceeds from our initial public offering.

Contractual Obligations and Other Commitments

        As of December 31, 2007, our contractual obligations and other commitments were as follows:

	Payments Due by Period
	Total	2008	2009-2010	2011-2012	2013 and beyond
	(in thousands of dollars)
Long-term debt obligations(1)	$606,967	$1,557	$12,456	$12,456	$580,498
Capital lease obligations	3,528	1,682	1,846	—	—
Operating lease obligations	42,824	9,660	14,282	10,243	8,639
Other contractual obligations	20,000	2,500	5,000	5,000	7,500

Total	$673,319	$15,399	$33,584	$27,699	$596,637

(1)
Includes only obligations to pay principal. Assuming our variable interest rate of 7.1% at December 31, 2007 remains constant during these periods, our interest payment obligations would be $43.1 million, $84.6 million, $82.9 million and $17.2 million for 2008, 2009-2010, 2011-2012 and 2013 and beyond, respectively, for a total interest payment obligation of $227.8 million.

Off Balance Sheet Arrangements

        We have routine operating leases, primarily related to real estate and rail equipment.

        As of March 31, 2008, we had outstanding floating-rate term loans of $587.0 million. Under our credit facilities, we are required to maintain one or more interest rate swap agreements for the aggregate notional amount of at least 33% of the outstanding aggregate principal amount of the term loans to partially mitigate our exposure to fluctuations in interest rate changes. Accordingly, we entered into a swap agreement effective July 1, 2005. As of March 31, 2008, the swap agreement had a notional amount of $480.0 million and a fair value liability of approximately $3.4 million.

        We are required to post, from time to time, standby letters of credit and surety bonds to support contractual obligations to customers, self-insurance programs, closure and post-closure financial assurance and other obligations. As of March 31, 2008, we had $99.9 million in letters of credit which are issued under our synthetic letter of credit facilities and $18.2 million in letters of credit which are issued under the revolving portion of our credit facility. As of March 31, 2008, we had $27.7 million in surety bonds outstanding. With respect to the surety bonds, we have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding by us only if we fail to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties.

        Our processing and disposal facilities operate under licenses and permits that require financial assurance for closure and post-closure costs. We provide for these requirements through a combination of restricted cash, cash deposits, letters of credit and insurance policies. As of March 31, 2008, the closure and post-closure state regulatory requirements for our facilities were $142.2 million, which amount is not determined on the same basis as the asset retirement obligation calculated under SFAS No. 143, Accounting for Asset Retirement Obligations.

Critical Accounting Policies

        This management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions about matters that are uncertain. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition.

        Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective estimates and assumptions. Our critical accounting policies are discussed below.

Revenue Recognition

        We record revenue when all of the following conditions exist:

  •
  evidence of an agreement with our customer;

  •
  work has actually been performed;

  •
  the amount of revenue can be reasonably estimated; and

  •
  collection of revenue from our customer is reasonably assured.

Federal, Commercial and International Contracts

        Our services are provided under cost-reimbursable award or incentive fee, fixed-price and unit-rate contracts. The following describes our policies for these contract types:

  •
  Cost-reimbursable contracts—We are reimbursed for allowable costs in accordance with Cost Accounting Standards, or CAS, or contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or CAS, we may not be able to obtain reimbursement for such costs. A contract may also provide for award fees or incentive fees in addition to cost reimbursements. Incentive fees are earned if we meet certain contract provisions, including schedule, budget and safety. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Award and incentive fees are accrued when estimable and collection is reasonably assured.

  •
  Fixed-price contracts—We receive a fixed amount of revenues irrespective of the actual costs we incur. For fixed-price contracts, our revenues are recognized using the proportional performance method of accounting using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contract costs.

  •
  Unit-rate contracts—For unit-rate contracts, our revenues are recognized using the proportional performance method of accounting as units are completed based on contractual unit rates.

        Accounting for revenues earned under our contracts may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each of our contracts is unique with regard to scope, schedule and delivery methodology. Accordingly, each contract is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, on many contracts, costs are the basis for determining the overall contract value and timing.

        Certain of our fixed-price contracts are for services that are non-linear in nature, require complex, non-repetitive tasks or involve a non-time-based scope of work. In these contracts, the earnings process is not fulfilled upon the achievement of milestones, but rather over the life of the contract. Evaluation of the obligations and customer requirements on these contracts does not produce objective, quantifiable output measures that reflect the earnings process for revenue recognition. Therefore, in these situations, we use a cost-to-cost approach to determine revenues.

        A cost-to-cost approach accurately reflects our obligations and performance on these contracts, as well as meeting the customers' expectations of service being performed. Therefore, we believe that input measures used to measure progress toward completion on certain fixed-price projects provide a reasonable surrogate as compared to using output measures.

        For the years ended December 31, 2006 and 2007, revenues calculated using a cost-to-cost approach were $36.3 million and $68.6 million, respectively. For the eleven months ended December 31, 2005 and the one month ended January 31, 2005, revenues calculated using a cost-to-cost approach were $0.

        Revisions to revenues, cost and profit estimates, or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contracts typically provide for periodic billings on a monthly basis or based on contract milestones. Costs and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized.

        We record contract claims and pending change orders, including requests for equitable adjustments, or REAs, when collection of revenues is reasonably assured, which generally is when accepted in writing by the customer. The cost to perform the work related to these claims and pending change orders, including REAs, is included in our financial statements in the period that they are incurred and are included in our estimates of contract profitability.

        A provision for estimated losses on individual contracts is recognized in the period in which the losses are identified and includes all estimated direct costs to complete such contracts (excluding future general and administrative costs expected to be allocated to the contracts). Monthly assessments are performed on our estimates and changes are made based on the latest information available.

LP&D Contracts

        Our LP&D services are provided primarily under unit-rate contracts. Revenues are recognized as units of materials are processed or disposed based on the unit prices provided in the contracts.

D&D Liabilities

        We have responsibility for the cost to decontaminate and decommission our facilities and related equipment, as well as the equipment used at customer sites in the Commercial Services segment. Such costs will generally be paid upon closure of such facilities or disposal of such equipment. We are also responsible for the cost of monitoring our Clive, Utah facility, over the post-closure period.

        SFAS No. 143, Accounting for Asset Retirement Obligations, requires us to record the fair value of an ARO as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the asset. We are also required to record a corresponding asset that we depreciate over the life of the asset. After the initial measurement of the ARO, the ARO is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

        The cost basis for our landfill assets and related obligation include landfill liner material and installation, excavation for airspace, landfill leachate collection systems, environmental groundwater and air monitoring equipment, directly related engineering and design costs and other capital infrastructure costs. Also included in the cost basis of our landfill assets and related obligation are estimates of future costs associated with final landfill capping, closure and post-closure monitoring activities. These costs are described below:

  •
  Final capping—Involves the installation of final cap materials over areas of the landfill where total airspace has been consumed. We estimate available airspace capacity using aerial and ground surveys and other methods of calculation, based on permit-mandated height restrictions and other factors. Final capping AROs are recorded, with a corresponding increase in the landfill asset, as landfill airspace capacity is permitted for waste disposal activities and the cell liner is constructed. Final capping costs are recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with the final capping event.

  •
  Closure—Involves the remediation of our land surrounding the disposal cell and the disposal of Company-owned property and equipment. These are costs incurred after the site ceases to accept waste, but before the site is certified to be closed by the applicable regulatory agency. These costs are accrued as an ARO, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

  •
  Post-closure—Involves the maintenance and monitoring of our landfill site that has been certified to be closed by the applicable regulatory agency. Subsequent to landfill closure, we are required to maintain and monitor our landfill site for a 100-year period. These maintenance and monitoring costs are accrued as an ARO, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Post-closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

        The cost basis for our D&D assets and related obligation include costs to decontaminate, disassemble and dispose of equipment and facilities. We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value under the provisions of SFAS No. 143. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves.

        Costs for the D&D of our facilities and equipment will generally be paid upon the closure of these facilities or the disposal of this equipment. We are obligated under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act for costs associated with the closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site (Barnwell closure). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund.

        We are required to make significant estimates in the determination of our AROs and the related assets. Pursuant to the requirements of SFAS No. 143, our cost estimates for final capping, closure and post-closure activities and other D&D activities are intended to approximate fair value and are based on our interpretation of the current regulatory requirements and proposed or anticipated regulatory changes. Where applicable, these cost estimates are based on the amount a third party would charge to perform such activities even when we expect to perform these activities internally. Because final landfill capping, closure and post-closure obligations and decontamination and decommissioning obligations are measured using present value techniques, changes in the estimated timing of the related activities would have an effect on these liabilities, related assets and resulting operations.

        Changes in inflation rates or the estimated costs, timing or extent of the required future capping, closure, post-closure and other D&D activities typically result in both: (i) a current adjustment to the recorded liability and asset and (ii) a change in the liability and asset amounts to be recorded prospectively over the remaining life of the asset in accordance with our depreciation policy. A hypothetical 1% increase in the inflation rate would have increased our D&D obligation by $3.0 million. A hypothetical 10% increase in our cost estimate would have increased our D&D obligation by $4.1 million.

        We update our D&D and closure and post-closure cost estimates either annually or more frequently if changes in the underlying conditions occur. These estimates are based on current technology, regulations and burial rates. Changes in these factors could have a material impact on our estimates.

Recoverability of Long-Lived Assets, Including Goodwill

        Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill is tested at the reporting unit level at least annually for impairment and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets, requires a two-step impairment test. In the first step, we determine the fair value of the reporting unit using a discounted cash flow valuation model and compare the fair value to the reporting unit's carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step of the goodwill impairment test, the implied fair value of the reporting unit's goodwill is compared to the carrying value. The implied fair value of the reporting unit's goodwill is determined as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit's goodwill exceeds the implied value, an impairment loss is recognized in an amount equal to the excess.

        We estimate future cash flows at the reporting unit level using a discounted cash flow methodology by assessing each major existing contract and projecting the earnings that will be recognized in future periods. Estimates are also made for earnings from new contracts that are anticipated based on our evaluation of future business prospects. The valuation of goodwill could be affected if actual results differ substantially from our estimates. Circumstances that could affect the valuation of goodwill include a significant change in our business climate, decisions by our customers to terminate our existing contracts and decisions by our customers to award to our competitors new contracts that we anticipated to be awarded to us.

        Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. We assess the useful lives of other intangible assets to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. As of December 31, 2006 and 2007, respectively, we had $462.4 million and $526.0 million of goodwill and $296.2 million and $383.8 million of intangible assets with estimable useful lives on our consolidated balance sheet. We do not have any intangible assets with indefinite useful lives.

        Intangible assets subject to amortization consist of customer relationships, licenses and permits, technology and non-compete agreements. Customer relationships, which include the fair value of acquired customer contracts, were evaluated for each operating segment using a discounted cash flow methodology and are amortized on a straight-line basis over a term of 2 to 12 years. Estimated future cash flows for each operating segment were derived based on detailed budgets and projections prepared by management. Licenses and permits were evaluated for each licensed facility using a replacement cost methodology. Also, due to the unique characteristics of the Envirocare permits we also included an opportunity cost reflecting an estimate of earnings that would be lost if we had to replace the licenses and permits as opposed to having acquired them. Licenses and permits are either amortized over the definite terms of the related agreements or over the remaining useful lives of the related intangible asset, typically 20 to 25 years. Estimates of replacement cost were determined by management taking into consideration the cost of labor and other costs needed to meet regulatory requirements to obtain and maintain the license or permit. Estimates of opportunity cost were determined by management after considering estimated cash flows for the business generated with the licenses and permits offset by contribution asset charges for other assets of the business that also contribute to cash flow generation. Technology and non-compete agreements were evaluated using a discounted cash flow methodology. Intangible technology assets are amortized on a straight-line basis over a term of 9 to 10 years and non-compete agreements are amortized over the terms of the contracts. Estimated future cash flows for each technology and non-compete agreement were derived based on detailed budgets and projections prepared by management.

        Long-lived assets such as property, plant and equipment are reviewed annually for impairment and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of excess carrying value over fair value.

Compensation Expense

        Pursuant to SFAS No. 123(R), Share-Based Payment (FAS 123(R)), we account for equity-based compensation payments, including grants of employee stock options, based on the fair values of the equity instruments issued. Fair value of equity instruments issued in connection with our initial public offering were determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the valuation included the expected term of the equity award taking into account both the contractual term of the award, the effects of employees' expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

        In 2006 and 2005, certain members of senior management were granted profit interest units in our parent company, ENV Holdings LLC, in consideration for services rendered to us. These units entitle the holders to distributions from ENV Holdings LLC. Certain units vested immediately upon grant and others vest over periods up to three years. These profit interest units are not convertible into common stock of EnergySolutions, Inc. or any other equity security of EnergySolutions, Inc. However, because these grants of profit interest units were made for services rendered to us, we recorded compensation expenses in connection with these grants.

        The grant date fair value of these units was determined using both a market approach and an income or discounted cash flow (DCF) approach. As part of the market approach, we used both comparable public companies (market multiples approach) and comparable transactions in order to estimate enterprise value. The income or DCF approach used management's assumptions for growth in our revenues and expenses to estimate enterprise value. The resulting enterprise values as calculated under each approach were then averaged using an equal weighting to arrive at the final enterprise value. This value was then allocated to each class of profit interest units based on each class's priority of distributions.

        We recorded compensation expense of $1.5 million, $21.4 million, $2.7 million and $281,000 for the eleven months ended December 31, 2005, the years ended December 31, 2006 and 2007 and the three months ended March 31, 2008, respectively, which represents the vested portion of the fair value of these units. We anticipate that the equity-based compensation expense related to the vesting of these units will be $648,000 in 2008. In addition, we granted options to purchase an aggregate of 5,727,560 shares and 6,522 restricted shares on November 14, 2007 in connection with our initial public offering. Under the measurement principles of FAS 123(R), we estimate that we will recognize compensation expense related to the issuance of these awards of $9.1 million, $9.1 million, $9.1 million and $8.2 million in 2008, 2009, 2010 and 2011, respectively. Our estimate of fair value for the stock options was made using the Black-Scholes model based upon the initial offering and exercise price of $23.00 per share, volatility of 35%, risk-free interest rate of 3.8% to 3.9% per year, expected life of 3.75 years, dividend rate of 0.43% and a forfeiture rate of 10%. We determined the volatility rate by reference to volatility rates used by certain of our public industry peers because we do not have an established trading history of our common stock. We determined the expected life by using the short-cut method, as permitted by SEC Staff Accounting Bulletin No. 107.

Income Taxes

        Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. Under applicable regulations, members of a limited liability company treated as a partnership are responsible for their individual income tax liabilities related to the limited liability company's results of operations. Accordingly, we have not previously provided for federal income taxes related to our results of operations prior to our initial public offering, except to the extent of operations in our subsidiaries that are corporations. Because we previously generated taxable income, we included in distributions to our member amounts sufficient to facilitate the payment of tax liabilities arising from EnergySolutions, LLC's income. EnergySolutions, Inc. is a "C" corporation and, as such, we are subject to federal and state corporate income taxes.

        We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, and other, applicable authoritative pronouncements. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the tax returns we file are subject to audit and investigation by the Internal Revenue Service, most states in the United States and by various government agencies representing jurisdictions outside the United States.

        In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective for us on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material impact on our financial condition or results of operations.

Disclosure of Impact of Recently Issued Accounting Standards

Disclosures about Derivative Instruments and Hedging Activities

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements for fiscal years beginning on or after November 15, 2008, with early adoption encouraged. While SFAS No. 161 will have no impact on our financial condition, results of operations and cash flows, management is currently evaluating the changes in disclosure requirements.

Business Combinations

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations, but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. We will adopt this statement as of January 1, 2009. Management is currently evaluating the impact SFAS No. 141(R) will have on our financial condition, results of operations and cash flows; however, in general, this standard will only impact the accounting for future acquisitions.

Noncontrolling Interest in Consolidated Financial Statements

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of a company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS No. 160 also changes the manner in which the net income of a subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The adoption of SFAS No. 160 is not expected to have a material impact on our financial position, results of operations or cash flows.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 14, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, Partial Deferral of the Effective Date of Statement 157, which delays the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. In accordance with this Staff position, effective at the beginning of the 2008 fiscal year, we adopted the provisions of SFAS No. 157 with respect to financial assets and liabilities, which did not have an impact on our financial position, results of operations or cash flows. We will adopt the provisions of SFAS No. 157 for non-financial assets and liabilities in the first quarter of 2009, and we are currently evaluating the impact of the provisions of the standard.

Qualitative and Quantitative Disclosures about Market Risk

        Our primary market risk relates to changing interest rates. As of March 31, 2008, we had outstanding floating-rate term loan debt of $587.0 million, of which $1.5 million is currently due within the next year. Under our credit facilities, we are required to maintain one or more interest rate swap agreements for the aggregate notional amount of at least 33% of the outstanding aggregate principal amount of the term loans. Accordingly, we entered into a swap agreement effective July 1, 2005. As of March 31, 2008, the swap agreement had a notional amount of $480.0 million and a fair value liability of approximately $3.4 million. For further information on the swap agreement, see note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

        A hypothetical interest rate change of 1% on our senior credit facilities would have changed interest expense for the three months ended March 31, 2008 by approximately $1.5 million; however, the swap agreement would not have changed other income. In addition, a hypothetical interest rate change of 1% on our swap agreement would have changed the fair value of the interest swap at March 31, 2008 by approximately $1.2 million. Changes in market interest rates would impact the fair value of our long-term obligations. As of March 31, 2008, we had outstanding borrowings under our credit facility of $587.0 million with a fair market value of $544.4 million.

        Prior to our acquisition of RSMC, our exposure to foreign currency fluctuations was immaterial. Through RSMC, we earn fee income denominated in British pounds sterling or GBP.

        We have foreign currency exposure related to our operations in the United Kingdom as well as other foreign locations. This foreign currency exposure arises primarily from the translation or re-measurement of our foreign subsidiaries' financial statements into U.S. dollars. For example, a substantial portion of our annual sales and operating costs are denominated in GBP and we have exposure related to sales and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. dollar increases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. dollar decreases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. dollar relative to these foreign currencies have a direct impact on the value in U.S. dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency. We attempt to mitigate the impact of this exchange rate risk by utilizing financial instruments, including derivative transactions pursuant to our policies. As such, a 10% change in the U.S. dollar exchange rates in effect as of March 31, 2008, would cause a change in consolidated net assets of approximately $3.6 million and a change in gross profit of approximately $3.3 million, primarily due to GBP-denominated exposures.

NUCLEAR SERVICES INDUSTRY

        The nuclear services industry consists of a broad range of engineering, technology-based and operational services provided to support the former and ongoing nuclear weapons production complexes for government entities and to support commercial nuclear power generation and other non-governmental entities, such as hospitals, pharmaceutical companies, research laboratories, universities or research reactors and industrial facilities that use nuclear-based equipment and services throughout the nuclear fuel cycle.

        The nuclear fuel cycle refers to the series of industrial and technical processes that result in the production of nuclear energy or nuclear materials from nuclear power reactors. The nuclear fuel cycle includes the following stages:

The Nuclear Fuel Cycle

        Each step in the nuclear fuel cycle requires highly technical engineering services to ensure safe, efficient production of nuclear power or creation of nuclear materials. The processes in the "front-end" of the cycle include uranium mining through fuel fabrication and are focused on the conversion of raw uranium ore into the fuel necessary to power a nuclear reactor. "Back-end" processes require a range of services that are essential to the safe management of the potentially hazardous by-products of nuclear reactions. In the United States, spent fuel resulting from the generation of electricity at a commercial reactor is currently stored on-site. The DOE is responsible for the ultimate disposition of this spent fuel and recently filed a license application with the NRC for its geologic repository in Yucca Mountain, Nevada. In many other parts of the world, spent nuclear fuel recycling is available for re-use in front-end energy production, forming a true cycle.

        The service requirements of the nuclear industry in the United States can be broadly classified into two main categories—Federal and Commercial.

Federal Nuclear Services

Overview

        Federal nuclear services consist of services provided to government entities (primarily the DOE and, to a lesser extent, the DOD) related to M&O services, complex D&D and clean-up of radioactive materials at both operational and former weapons production sites. Over the past six decades, the DOE developed one of the largest government-owned industries in the United States, responsible for research, development, testing, operations and production of nuclear weapons and a variety of nuclear-related research programs. According to the DOE's 2005 Real Property Asset Management Plan, the DOE owns more than three million acres of land and over 120 million square feet of building space, a large percentage of which are radiologically or chemically contaminated. With more than 100 DOE sites associated with the historical production and testing of nuclear weapons and technology, the DOE has estimated that $260-$305 billion will be spent on clean-up efforts related to legacy nuclear waste. Managing and supporting clean-up efforts for the DOE's former nuclear weapons complex is a significant part of the DOE's budget.

Factors Influencing the Market for Federal Nuclear Services

        The following are some of the key factors that influence the U.S. federal nuclear services market:

  •
  Stable DOE Spending on Nuclear Programs.  DOE spending on nuclear programs has been relatively stable over the past several years as outlined in the following table:

DOE Spending for Nuclear Related Activities

    Source: DOE.

  •
  National Nuclear Security Administration (NNSA):  Maintains the safety and reliability of U.S. nuclear weapons stockpiles, develops programs to enhance environmental safeguards and responds to nuclear and radiological emergencies.

  •
  Environmental Management (EM):  Oversees the remediation of sites contaminated by defense and civilian activities.

  •
  Office of Civilian Radioactive Waste Management (OCRWM):  Responsible for permanent geological disposal of spent nuclear fuel and high-level radioactive waste materials.

  •
  Office of Nuclear Energy (NE):  Helps to conduct the most advanced civilian technology research today and to enhance the basic technology necessary to take advantage of nuclear fission as a key energy source.

  •
  Significant Upcoming Federal Contracts.  The following table presents our expectations regarding federal M&O and D&D contracts that we believe will be awarded through 2012 and that we are qualified to pursue, together with our estimate of the value of such contracts. The estimated value of each contract is based on our internal estimates, generally using public DOE data and announcements. The Yucca Mountain M&O contract is currently being re-competed and the estimated value for this contract is based on the corresponding DOE request for proposals. The Paducah D&D, Portsmouth D&D and Savannah River Site Liquid Waste contracts are new opportunities and the estimated values for these contracts are based on a GAO report, in the case of Paducah D&D, and on DOE estimates for the other two contracts. The remaining contracts are existing contracts that we expect will be re-bid. In estimating the value of these re-bid opportunities, we calculated the average DOE award amounts for 2006, 2007 and 2008 and then multiplied this three-year average by our estimated duration for the contract. For the Pantex M&O, Waste Isolation Pilot Plant and Y-12 M&O contracts, we multiplied the respective three-year averages of those contracts by 10, as the DOE often awards five-year contracts with options for additional five-year extensions. For the Oak Ridge Disposition Program and Advanced Mixed Waste Treatment Plant, our duration estimates range from 2008 and 2009, respectively, until 2015, which is when the DOE estimates those projects will be completed. We cannot assure you that any of the contracts listed in the following table will be awarded as we expect, that the contracts will last as long as we expect, that we will bid on these contracts, that we will be awarded these contracts or that the amounts paid under these contracts will approximate our estimated contract values. In addition, we typically bid on projects as a member of a consortium. Accordingly, we would receive only a portion of the actual contract amount awarded based on our participation in the consortium. For additional information on certain of these expected federal contract opportunities, see "Business—Our Segments—Federal Services."

Expected Federal Contract Opportunities	Estimated Contract Value
(in billions of dollars)
Advanced Mixed Waste Treatment Plant	$0.6
Oak Ridge Disposition Program	1.7
Paducah D&D	1.6
Pantex M&O	5.0
Portsmouth D&D	1.4
Savannah River Site Liquid Waste (Tank Farm)	4.0
Waste Isolation Pilot Plant	1.5
Y-12 Plant M&O	7.5
Yucca Mountain M&O	2.5

Total	$25.8

  •
  Spent Nuclear Fuel Initiative.  Among the major drivers for renewed interest in spent nuclear fuel recycling are a desire to increase the availability of nuclear fuel for front-end power generation and to reduce the volume of high-level radioactive waste needed to be stored in a nuclear waste repository such as Yucca Mountain. According to the DOE's GNEP strategic plan from December 2006, the Spent Nuclear Fuel Recycle program is expected to be an industry based public-private partnership and may generate significant contract opportunities for the nuclear services industry over the long-term. In the United States, we are leading one of four consortia actively involved in recycling initiatives.

Commercial Nuclear Services

Overview

        Commercial nuclear services primarily consist of specialized nuclear fuel cycle services provided to the 104 operating nuclear reactors in the United States, as well as D&D services provided to the nuclear reactors that have been shut down. The commercial nuclear services market also includes non-utility customers such as hospitals, pharmaceutical companies, research laboratories, universities or industrial facilities and other commercial facilities that collectively hold more than 4,000 radioactive materials licenses in the United States. Many of these licensees require ongoing nuclear services, including site characterization, waste packaging and shipment and facility D&D services.

Factors Influencing the Market for Commercial Nuclear Services

        The following are some of the key factors that influence the U.S. commercial nuclear services market:

  •
  Outsourcing of Specialized Nuclear Services.  Nuclear power plants need a wide range of services throughout their operating life cycle and throughout the nuclear fuel cycle to comply with regulatory guidelines regarding their maintenance and safety. These services include project planning, site surveys, waste characterization and management, liquid waste processing, spent fuel services, emergency response, D&D and other nuclear services. In addition, operating nuclear power plants generate a significant volume of LLRW that requires processing, transportation and, ultimately, disposal. Many of these activities are not core competencies of utilities and, therefore, are outsourced to companies that provide these services.

  •
  Growth in Relicensing of Existing Plants.  Growing confidence in the regulatory process and in the economic potential of nuclear power has encouraged more companies to pursue renewal of their 40-year operating licenses. The NRC has already renewed the operating licenses of 48 reactors in the United States and was reviewing license renewal applications for 12 more as of May 2008. In addition, letters of intent submitted to the NRC indicate plans for license renewal for 25 reactors beginning in September 2008 through August 2013, according to the NRC. These license renewals create service opportunities as nuclear plants typically undertake clean-up and component replacement activities prior to obtaining license renewal.

  •
  Significant D&D Services Opportunity.  In addition to operations and maintenance services requirements for the 104 operating nuclear reactors in the United States, there is also a significant need for fully-integrated D&D services for the commercial nuclear power plants that have been shut down and, ultimately, for the 104 operating reactors and any new reactors. The regulations regarding decommissioning strategy, policies and funding are promulgated by the NRC, which requires nuclear plant owners and operators to establish and fund a decommissioning fund for each reactor based upon engineering studies and budget cost estimates. The size of the fund is adjusted periodically to account for changes in the cost of labor, technology, energy and nuclear waste disposal. Owners and operators of shut-down nuclear reactors have the option of maintaining their reactors in SAFSTOR or monitored storage indefinitely, thus allowing their decommissioning trust funds to grow until such time in the future that they decide to pursue a D&D program. There are currently 13 nuclear reactors in the United States in various stages of shut-down with total current dedicated decommissioning funds of more than $3.1 billion. Under SAFSTOR, nuclear facilities are generally maintained and monitored in a condition that allows radioactivity to decay over a period of several decades before undergoing final D&D.

    The following table details the U.S. nuclear power reactors currently shut down and awaiting D&D, with associated decommissioning funding as of the most recent date for which such funding information is available. We have established relationships with some of the owners of these reactors and believe that we are well-positioned to pursue these projects. These trust fund balances are subject to market risk and may also fluctuate according to ratepayer contributions and consumption.

Reactor	Location	Shutdown	Decommissioning Trust Fund Balance
			(in millions of dollars)
Dresden 1(a)	Morris, IL	10/31/78	$276
Fermi 1(a)	Newport, MI	09/22/72	7
GE VBWR	Pleasanton, CA	12/09/63	N/A
Humboldt Bay 3(a)	Eureka, CA	07/02/76	317
Indian Point 1(b)	Buchanan, NY	10/31/74	271
LaCrosse(a)	Genoa, WI	04/30/87	63
Millstone 1(a)	Waterford, CT	07/21/98	317
Peach Bottom 1(a)	Peach Bottom, PA	10/31/74	43
Rancho Seco(c)	Herald, CA	06/07/89	70
San Onofre 1(d)	San Clemente, CA	11/30/92	298
Three Mile Island 2(a)	Middletown, PA	03/28/79	601
Zion 1(e)	Zion, IL	02/21/97	382
Zion 2(e)	Zion, IL	09/19/96	478

Total			$3,123

    (a)
    Source: NRC.

    (b)
    Source: Entergy Corporation.

    (c)
    Source: Sacramento Municipal Utility District.

    (d)
    Source: Public Utilities Commission, State of California.

    (e)
    Source: Exelon Corporation. We have agreed with Exelon to provide D&D for these reactors.

  •
  Nuclear Renaissance.  Nuclear energy is a leading alternative energy source to fossil fuels (oil, gas and coal) and is poised to become a growing source of base-load power generation to meet expanding global energy demand due to its proven reliability, shorter refueling outages and lack of carbon emissions. Other alternative energy sources, such as wind and solar, and energy conservation and efficiency improvements also will play a significant role in the future, but cannot by themselves meet expected energy requirements.

    In the United States, nuclear energy is a major component of a national energy strategy to reduce dependence on foreign sources of energy. The Energy Policy Act of 2005 includes a wide range of incentives to encourage new-reactor construction, including loan guarantees, production tax credits comparable to those provided to wind energy (but subject to a national limit of 6,000 megawatts), and standby insurance underwritten by the federal government to protect companies building new reactors from the risk of delays caused by regulatory changes or litigation that are outside of the control of the project sponsor.

    As of June 2008, at least 34 new nuclear reactors have been proposed in letters to the NRC expressing plans to submit applications to construct and operate new reactors in the United States. Applications for 15 of these new nuclear reactors have been submitted through

    June 2008. Neither the filing of an application nor the granting of a license requires the applicant to construct a new reactor. However, preparing an application for the NRC's review is a significant financial commitment that may cost tens of millions of dollars. The NRC estimates that its review of such applications and its hearing process will likely take at least three and one half years before issuance of any license. Reactor vendors estimate that construction of a new reactor could take three to four years thereafter. Four Early Site Permit applications, which are for an advance permit at a specific site for a reactor of unspecified design, have been filed with the NRC and three of these applications have been granted.

Classifications of Radioactive Materials

        A significant portion of the nuclear services industry focuses on the design, engineering and execution of safe management and disposal techniques for radioactive materials generated by nuclear processes. The majority of these radioactive materials are classified as LLRW, which accounts for over 90% of the volume but less than 1% of the radioactivity of all radioactive by-products, according to the Nuclear Energy Institute, or NEI. Materials that eventually become classified as LLRW include gloves and other personal protective clothing, tools, glass and plastic supplies or tubing, machine parts, soil and building materials which may have come in contact with radioactive material.

        NRC regulations classify LLRW into four categories—Class A, B, C and Greater Than Class C, or GTCC, and set highly technical requirements for packaging and disposal of each category. The classification depends on the concentration, half-life and radioactivity of the waste. Class A LLRW contains the lowest concentrations of radioactivity, typically losing radioactive hazard status in less than 100 years through natural decay. According to the NEI, about 95% of all LLRW is categorized as Class A. Classes B and C contain greater concentrations of radioactivity, typically losing radioactive hazard status within 300 years and 500 years, respectively. Consequently, Class B and Class C waste must meet stricter disposal requirements than Class A waste. GTCC waste has the highest concentration of radioactivity of any LLRW. The DOE is currently studying how and where to dispose of GTCC waste.

        The remaining portion of radioactive wastes, other than high-level, consists primarily of Naturally Occurring Radioactive Material, or NORM, Naturally Accelerated Radioactive Material, or NARM, by-product material such as uranium mining and mill tailings (11e(2)), and transuranic waste. In the United States, NORM and NARM that do not meet the definition of byproduct material, as defined in the AEA, as amended by the Energy Policy Act of 2005, is subject to health and safety regulation by the states and other federal agencies. NORM and NARM that are included within the definition of byproduct material fall within the NRC's regulatory authority and are regulated by the NRC or states that have been delegated regulatory authority pursuant to Section 274 of the AEA. By-product material includes tailings or waste produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its source material content and is controlled under NRC regulations. Transuranic waste is specific to waste streams from DOE weapons production sites and is comprised of material contaminated with elements that have an atomic number greater than 92 and that are in concentrations greater than 10 nanocuries per gram.

International Nuclear Services

        Nuclear power accounts for 16% of the electricity generated in the world with 439 commercial nuclear power reactors in 30 countries generating nearly 372,000 MW of total capacity, according to the WNA as of May 2008. There are currently 36 new reactors under construction around the world and another 93 are expected to be in operation during the next eight years. More than 200 additional new reactors have been proposed through various indications of interest worldwide, including those in the United States.

        In addition to the specialized nuclear services and D&D services associated with the existing and growing number of nuclear power reactors around the world, there are also significant nuclear services requirements related to the management and clean-up of former weapons production and other nuclear programs in countries with significant nuclear facilities, including the United Kingdom and Canada.

United Kingdom

        The United Kingdom has begun to clean up its former nuclear weapons production sites using a similar process to that used by the DOE. Under the United Kingdom's Energy Act 2004, the NDA was funded and mandated with cleaning up the United Kingdom's nuclear waste on 20 sites, including 39 reactors and five spent nuclear fuel recycling plants, as well as other fuel cycle and research facilities. We operate or are decommissioning 22 of these 39 reactors.

        The following table presents our expectations regarding major, near-term contracts in the United Kingdom that we believe will be awarded over the next few years and that we are qualified to pursue, together with estimates of the value of such contracts:

Site	Five-Year Opportunity Size
(in billions of pounds sterling)
Dounreay Site	£0.7
Harwell Site	0.3
Magnox North Reactors	1.6
Magnox South Reactors	1.2
Winfrith Site	0.2

Total	£4.0

    Source: NDA/British Nuclear Group 2006/2007 Lifetime Plans.

        There are also significant Tier 2 opportunities over the next 20 years in subcontracts at Sellafield, the Magnox reactor sites and Dounreay. Various nuclear reactors owned by British Energy Group plc are expected to be shut down over next five to 10 years and also offer significant Tier 2 opportunities.

Canada

        Canada is the world's largest producer of uranium, with approximately 33% of the total world production in 2008, according to a June 2008 market report from WNA. In June 2006, the Canadian government announced a 5-year, C$520 million program to clean up legacy waste from research and development on nuclear power and medical isotopes and early military activities dating back to the 1950s. Near-term opportunities include clean-up projects at the Bruce Power Station in Ontario and opportunities at Atomic Energy of Canada Limited, the government-owned nuclear corporation responsible for managing Canada's national nuclear energy research and development program.

Other International Opportunities

        The European market for the type of nuclear services that we provide is beginning to develop. We believe that most European countries, including those from the former Soviet Union, will clean up their nuclear legacy sites before embarking on an aggressive new build program. In addition, there are a number of near- and long-term opportunities in Asia as certain countries accelerate nuclear clean-up projects to facilitate new nuclear power plant construction. For example, China has begun a major new nuclear reactor initiative, with seven new reactors under construction and 24 are expected to be in operation within the next eight years.

BUSINESS

Overview

        We are a leading provider of specialized, technology-based nuclear services to government and commercial customers. Our customers rely on our expertise to address their needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, operation of nuclear reactors, in-plant support services, spent nuclear fuel management, D&D, logistics, transportation, processing and disposal. We also own and operate strategic facilities that complement our services and uniquely position us to provide a single-source solution to our customers.

        We derive almost 100% of our revenues from the provision of nuclear services and believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly. Our government customers include the DOE, DOD and NDA. Our commercial customers include many of the largest owners and operators of nuclear power plants in the United States, such as Constellation Energy Group, Inc., Duke Energy Corporation, Entergy Corporation, Exelon Corporation and Florida Power & Light Company. We have entered into long-term arrangements, which we refer to as life-of-plant contracts, with nuclear power and utility companies representing 82 of the 104 operating nuclear reactors in the United States. Under these long-term arrangements, we have agreed to process and dispose of substantially all LLRW and MLLW generated by their nuclear power plants, and ultimately the waste materials generated from the D&D of those plants. Our commercial customers also include hospitals, pharmaceutical companies, research laboratories, universities and industrial facilities, as well as state agencies in the United States.

        We operate strategic facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. According to the GAO, our facility in Clive, Utah is the largest privately-owned LLRW disposal site in the United States and currently handles over 95% of all commercial LLRW disposal in the United States. We also manage 10 sites in the United Kingdom with 22 reactors for the NDA, of which four are operational producing electricity and 18 are in various stages of decommissioning. We have a comprehensive portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license. As of June 30, 2008, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. Approximately 3,000 of our employees are located at the 10 sites we manage in the United Kingdom. We also manage more than 1,000 site employees at various DOE sites. We have received multiple awards for our safety record.

        We provide our services through four segments: Federal Services; Commercial Services; LP&D; and International. When a project involves the provision of both specialized on-site nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services.

Our Competitive Strengths

        We believe that the following competitive strengths will allow us to capitalize on growth opportunities in the nuclear services industry:

  •
  Broad, Specialized Solutions Offering.  We believe that we provide the most comprehensive portfolio of specialized, technology-based nuclear services in North America and the United Kingdom and that our breadth of services, extensive experience and proven credentials position us to pursue a wide range of nuclear services contracts. This combination allows us to respond to specific, technical customer needs in an industry that often requires customized solutions. In addition, we believe our critical mass and the scale of our operations position us to pursue large nuclear services contracts, including opportunities to serve as a lead prime contractor for major government projects with the DOE, NDA and other government agencies.

  •
  Vertically Integrated Services.  Our unique LP&D capabilities complement the specialized on-site management, engineering and technological expertise provided by our other segments, enabling us to provide a comprehensive customer solution that effectively changes the nuclear services paradigm. Access to our own strategic processing and disposal facilities enables us to complete a broad range of projects quickly and cost-effectively. For example, our license stewardship project to decommission the two shut-down nuclear reactors in Zion, Illinois will involve our on-site Commercial Services capabilities as well as our off-site LP&D capabilities and facilities to achieve project efficiency and cost control. We believe that this ability to offer vertically integrated services distinguishes us from competitors that must coordinate their efforts with multiple third-party contractors to offer a comparable range of services, thereby incurring significant costs to replicate our full range of services.

  •
  Strategic Processing and Disposal Facilities.  According to the GAO, we are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW. LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. Due to government regulations and political and siting issues, no new commercial LLRW disposal site has been able to obtain the necessary permits and licenses to operate since our Clive, Utah facility was licensed in 1988. We handle a majority of the DOE's off-site LLRW disposal business and over 95% of the LLRW generated in the United States that is disposed of in commercial sites. There are significant political and regulatory barriers to entry to provide comparable services.

  •
  Long-Term Relationships with Attractive Customer Base.  We provide specialized, technology-based nuclear services to a broad range of customers, including the DOE and the NDA, commercial power and utility companies, research laboratories, universities and other entities with nuclear-related products or operations. We generate the majority of our revenues and cash flow from customers with whom we have long-term relationships. For example, our life-of-plant contracts with nuclear power and utility companies generally cover the operating life of a nuclear reactor through its decommissioning. Although a life-of-plant contract may be terminated before decommissioning is complete, we typically expect the duration of these contracts to be approximately 30 years. In the United States, DOE contracts generally last five years with the possibility of an additional five-year extension. In the United Kingdom RSMC and its predecessors have operated the Magnox sites since inception. NDA contracts generally are for five years with two additional five-year extensions.

  •
  Technological and Operating Expertise.  We have a substantial portfolio of nuclear processing technology and know-how, supported by more than 175 patents that we own or license, that enables us to participate in a wide range of projects involving materials with varying levels of radioactivity. For example, we employ proprietary technologies to transport high-level radioactive materials safely to on-site independent spent fuel storage installations. In addition, we use specialized radioactive materials processing technologies, such as vitrification and metal melting, which are currently in demand by the DOE and are an important factor in procuring prime government contracts. We also have extensive experience managing site operations at customer facilities. As a member of a prime contract team, we currently operate or jointly operate approximately 50 nuclear, radiological and industrial facilities at major DOE national laboratories and former weapons production sites. In addition, we operate four reactors that generate electricity in the United Kingdom, which provides us important operating expertise valued by our customers.

  •
  Significant Project Management Capabilities.  Our senior management team and employee base have extensive industry experience. The nuclear services industry currently faces a shortage of highly-trained professionals, and we believe our human capital serves as a core competitive advantage and enables us to deliver a comprehensive solutions offering. We have considerable nuclear-related project management capabilities for large customized projects required by our government and commercial customers. Our employee base also includes approximately 1,150 scientists and engineers and over 400 radiation and safety professionals that support our technology-based nuclear services.

Our Business Strategy

        Our objective is to be a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We intend to pursue this objective through the following strategies:

  •
  Focus on Decommissioning of Shut-down U.S. Reactors.  We are actively marketing our D&D services for shut-down reactors to nuclear power and utility companies. There are currently 13 nuclear reactors in the United States in various stages of shut-down, including SAFSTOR, with total dedicated decommissioning funds of more than $3.1 billion. Our unique license stewardship initiative for shut-down reactors allows us to potentially accelerate D&D activities by several years. Under a license stewardship, we would obtain our own NRC license for a reactor site and enter into a turn-key contract with a utility through which we would acquire the plant. We then would be compensated for the work performed from the decommissioning trust funds transferred from the existing owner. After we have completed the D&D of the plant, we would return the restored site to its original owner. This approach offers our customers cost certainty and the advantage of near-term site restoration. We believe that we are well-positioned to compete for this D&D outsourcing work because our integrated service platform, together with our on-site D&D experience, enables us to efficiently and cost-effectively complete decommissioning and disposal of the radioactive materials at these shut-down sites. In December 2007, we entered into a license stewardship agreement with Exelon Corporation, under which we will become the licensee for Exelon's nuclear reactors in Zion, Illinois. Pursuant to this agreement, and subject to NRC and other regulatory approvals, we will assume full responsibility for the decommissioning and site restoration at the Zion plant and will be compensated from the decommissioning trust fund for our work at the Zion plant.

  •
  Pursue Prime Contracting Opportunities.  We estimate that approximately $25.8 billion of U.S. government nuclear services contracts will be awarded within the next five years, and we expect to bid on a significant portion of these contracts. We believe that we have the expertise and have achieved the scale to be a leading member of consortia pursuing prime contract opportunities. For example, in May 2008, the consortium that we jointly lead was selected by the DOE to store, retrieve and treat tank waste and close the tank farms at the DOE's Hanford site under a cost-reimbursable plus fee contract valued at approximately $7.1 billion over 10 years, which includes a five-year base period with options to extend the contract for up to five additional years. We have a 40% interest in this consortium and URS Corporation has a 45% interest. We also have significant staff presence at the Oak Ridge and Savannah River DOE sites, which, together with Hanford, are three of the most heavily contaminated DOE sites requiring significant clean-up. In addition, in the United Kingdom, we are currently a prime contractor for the NDA. Moreover, much of the near-term prime contracting work for the DOE and the NDA will involve expertise in complex D&D and handling highly radioactive materials, areas in which we have substantial technological capabilities and operational experience.

  •
  Expand Existing Commercial Business.  We believe that the breadth of our nuclear services, our technological expertise and our proprietary processing and disposal facilities will enable us to deepen our relationships with existing commercial customers and pursue new commercial customers. Many of the specialized nuclear services that we offer are not core competencies of nuclear power and utility companies. As we deepen our relationships with these companies, we believe that they will increasingly outsource these services to us. For example, we have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States, pursuant to which we have agreed to process and dispose of substantially all operating LLRW generated by these plants, and ultimately their D&D waste materials. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for disposal of large components that have been retired from use in nuclear reactors. We believe the adoption of this proposal would be a significant opportunity for us to expand our business in our Commercial Services and LP&D segments.

  •
  Expand International Operations in Selected Markets.  We believe there are substantial near-term opportunities for us to market our nuclear services to international commercial and government customers. For example, the United Kingdom has formed the NDA, which is pursuing a program to remediate its major nuclear sites. Our acquisitions of RSMC, a reactor operator and manager of sites at various stages of decommissioning, and Safeguard International Solutions Ltd., a leading provider of LLRW handling and disposition services in the United Kingdom, enable us to pursue opportunities in the United Kingdom and European countries, including the provision of specialized decommissioning and disposal services. We will also target the nuclear new-build program in the United Kingdom, particularly in respect of licensing, commissioning and operations.

  •
  Become a Leader in Spent Nuclear Fuel Recycling.  As part of our BNGA acquisition, we obtained the rights in the United States, Canada and Mexico to BNFL's intellectual property, including its spent nuclear fuel recycling technology and expertise. We believe we are the only U.S. company with this technology and expertise, which includes the know-how and employees who have designed, constructed, commissioned and operated spent nuclear fuel recycling facilities. We have completed DOE feasibility studies at three potential sites in the United States and preliminary design for a spent nuclear fuel recycling facility under the GNEP. GNEP is a coordinated effort to increase global energy security, reduce the risk of nuclear proliferation and encourage clean energy development. We are the leader of one of four consortia that receive funding from the DOE as part of our efforts to perform GNEP deployment studies. We intend to continue to support the DOE with our technological expertise and will collaborate with the U.S. government to further this initiative.

  •
  Pursue Acquisitions Opportunistically.  We intend to complement our organic growth strategy through selective acquisitions of other nuclear services businesses, both domestic and international, that enhance our existing portfolio of services and strengthen our relationships with our government and commercial customers. For example, in January 2007 we acquired Parallax, which, together with its joint venture partner, was awarded a contract to perform nuclear services at the DOE's Portsmouth Gaseous Diffusion Plant in Piketon, Ohio. In June 2007, we acquired RSMC from BNFL. Through its subsidiary Magnox Electric Ltd., RSMC holds the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom on behalf of the NDA. In December 2007, we acquired Monserco, a Canadian company that enhances our ability to manage projects in Canada.

Our Segments

        We provide specialized, technology-based nuclear services to government and commercial customers, servicing our customers through our Federal Services, Commercial Services, LP&D and International segments. In cases where a project involves the provision of both specialized nuclear services and processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, will coordinate with our LP&D segment to provide integrated services.

Federal Services

        We derive revenues from U.S. government customers for the M&O or clean-up of DOE facilities that are contaminated by radioactive materials. The services that we provide to our government customers include the on-site characterization, sorting, segregation, transportation, management and disposal of classified and unclassified solid and liquid LLRW, MLLW and other special wastes. We also perform D&D and demolition of facilities, including disposal of radioactive materials. In 2007, we safely managed, stored, processed and disposed over one billion pounds of solid and over 100 million gallons of liquid LLRW and MLLW from the government sites that we service. We also manage high-level radioactive waste inventories at a number of government sites, pending their future off-site disposition. Our work includes the development of technologies, engineering, fabrication and operation of facilities to reduce the hazards posed by high-level radioactive waste pending final disposition in a national geological repository. In addition, we derive revenues from the provision of D&D, processing and disposal services to the DOD, including decontamination of classified military equipment and retrieval or recycling of other classified or specialty parts. In some instances, as a member of a Tier 1 project team, we also manage site operations.

        Our government work generally involves providing customized engineering and technology-based expertise at major DOE facilities, such as Richland, Washington, Idaho Falls, Idaho, Los Alamos, New Mexico, Oak Ridge, Tennessee, or Savannah River, South Carolina. Our contract role for government customers is either under Tier 1 or Tier 2 contracts. Under a Tier 1 contract, we typically provide services as an integrated member of a prime contract team. Where we act as part of a Tier 1 team under a prime contract with the DOE, our employees often work alongside and manage employees at the site who work for the DOE and are covered by local benefit packages but are not employees of any of the Tier 1 team members. Under a Tier 2 contract arrangement, we provide services to Tier 1 contractors on a subcontracted basis.

        Government customers have in the past and may in the future account for a significant portion of our revenues. Revenues from DOE contractors and subcontractors represented approximately 63.1% in 2005, 47.9% in 2006 and 16.7% in 2007. The decrease in 2007 is primarily the result of significantly increased revenues in the International segment due to the acquisition of RSMC in June 2007.

        Much of our Federal Services work is highly customized to the specific needs of the site. The following are examples of our Federal Services work in recent years:

Hanford Site Operations

        The 586-square mile Hanford site was a former plutonium production complex with nine nuclear reactors and associated processing facilities located along the Columbia River in southeastern Washington State. In 1989, the DOE, the U.S. Environmental Protection Agency, or EPA, and the Washington State Department of Ecology signed the Tri-Party Agreement, which established milestones for the clean-up of the Hanford site. The Hanford clean-up operations are expected to be complete by 2035. The Hanford site consists of two separate clean-up offices, the Richland Operations Office and the Office of River Protection, which are responsible for overseeing the remediation of Hanford's central plateau and tank farm activities, respectively. Currently, the DOE is shifting a portion of the site from inactive storage to waste characterization, treatment, storage and disposal operations. Massive plants are being designed and built either to vitrify Hanford's waste or to contain it in blocks of concrete grout. About 300 contaminated buildings will be cleaned up, and a radioactive waste packaging program will continue until the Hanford clean-up is complete.

        In May 2008, our team was awarded a Tier 1 contract by the DOE to store, retrieve and treat tank waste and close the tank farms at the DOE's Hanford site. The Hanford tank farms contain approximately 53 million gallons of residual radioactive and chemical waste that is stored in 177 large, aging underground tanks grouped in 18 farms at the Hanford site. Under this contract, we will be responsible for safely maintaining the tanks while beginning to conduct final retrieval and transfer of the waste and safe closure of the tanks. Prior to this Tier 1 contract award, we provided management and technical services as a subcontractor to the prime contractors that oversee the Hanford site. For example, we designed the vitrification system for the high-level waste treatment plant, and we provided engineering, research and testing services to the DOE. We also managed more than 50 subprojects, which included planning, strategy and implementation; budgeting; cost and schedule baseline management; achievement of performance agreements with DOE; management of site-wide waste generator services; and associated health and safety services, including regulatory compliance, industrial and radiological safety and quality assurance. In June 2008, the DOE awarded the Hanford central plateau remediation contract to a team led by CH2M Hill Contractors, Inc.

Fernald Closure Project

        The 1,050-acre Fernald site was a former uranium processing facility located 18 miles northwest of Cincinnati, Ohio. In 1989, after 37 years of operations to support the U.S. weapons program, the DOE shut down uranium metal production and began to concentrate on environmental compliance, radioactive and mixed waste management and remediation. From 1992 to 2007, Fluor Fernald, Inc. managed the clean-up of the site.

        As an integrated Fluor Fernald team member, we led the waste management and mixed waste projects, providing project management and environmental expertise for site-wide waste retrieval, sorting and segregation, packaging, shipping and transportation for radioactive and hazardous materials disposition. Substantially all the LLRW removed from Fernald was transported to and disposed of at our Clive facility. We also provided management and technical staff who supervised more than 300 dedicated professional and technical employees of the DOE at the site. As an integrated team member, we also played a key role in the off-site disposition of highly radioactive uranium residues stored in two on-site silos at Fernald. Our services included the provision of key personnel to support the operational management, processing design, logistics and transportation systems.

        The DOE accepted closure of Fernald in 2007.

Oak Ridge National Laboratory Operations

        Oak Ridge National Laboratory, or ORNL, located in Oak Ridge, Tennessee, is one of the DOE's largest science and energy laboratories. Managed since April 2000 by a partnership of the University of Tennessee and Battelle Memorial Institute in Columbus, Ohio, ORNL was established in 1943 as a part of the Manhattan Project to pioneer a method for producing and separating plutonium. We have provided on-going technical and management support to the ORNL since 1987. Our work at ORNL includes sampling, characterization, abatement, segregation, packaging, transportation, D&D and disposal of hazardous materials. We are also responsible for sorting, segregating and reducing the volume of the LLRW at ORNL. During 2008, the DOE will conduct a competition for a significant management contract at ORNL, and we believe we have the expertise to compete for this contract.

Savannah River Site Operations

        Established in 1950 by the Atomic Energy Commission, the DOE's Savannah River Site, or SRS, is a 310-square mile facility near Aiken, South Carolina. The site was constructed during the early 1950s to produce materials, primarily tritium and plutonium-239, used in the fabrication of nuclear weapons in support of U.S. defense programs. Due to changes in the national security strategy of the United

States, many SRS facilities are no longer needed to produce or process nuclear materials. The DOE has identified approximately 300 structures as surplus and requiring clean-up, ranging in size and complexity from large nuclear reactors to scores of small storage buildings.

        We are part of a team that has been contracted by the DOE for the design, construction, commissioning and operation of a new salt waste processing facility at the SRS. The facility will be a pre-treatment plant to remove cesium from DOE's inventory of 38 million gallons of highly radioactive waste stored in 49 tanks at the SRS. We are also a subcontractor to a consortium that is bidding on the SRS liquid waste contract.

Idaho National Laboratory

        Established in the late 1950s, the Idaho National Laboratory comprises approximately 700 square miles and was originally established as the National Reactor Testing Station. More than 60 nuclear reactors were designed, built and tested on the site. Spent nuclear fuel reprocessing missions were subsequently added to the site, whereby the DOE extracted highly enriched uranium from used nuclear fuel for recycling into the weapons program. Idaho was also a disposal site for transuranic waste generated during processing operations at Rocky Flats in Colorado.

        We built the Advanced Mixed Waste Treatment Plant at the Idaho National Laboratory to safely treat transuranic-contaminated waste for final disposal at the Waste Isolation Pilot Plant in Carlsbad, New Mexico. In 2009, the contract for continued operation of the Advanced Mixed Waste Treatment Plant will be out for competition, and we believe we have the expertise and the experience to lead this Tier 1 contract.

Portsmouth Gaseous Diffusion Plant

        The Portsmouth Gaseous Diffusion Plant in Piketon, Ohio occupies approximately 640 acres, situated in a 3,714 acre federal site. It is operated by the United States Enrichment Corporation, a subsidiary of USEC Inc. The plant has a long history of enriching uranium for defense and commercial nuclear power needs, beginning in the early 1940s with a U.S. defense initiative to produce fissionable material for the atomic bomb. Portsmouth ended enriching operations in 2001. Piketon is expected to be the site for USEC's next-generation uranium enrichment facility, the American Centrifuge Plant.

        Through a joint venture with Los Alamos Technical Associates, we are currently providing environmental management services at the Portsmouth Gaseous Diffusion Plant project, including site characterization, decommissioning, waste processing and environmental restoration.

Atlas Mill Tailings Cleanup

        In June 2007, the DOE awarded us a $98.4 million contract to clean up the Atlas mill tailings that sits alongside the Colorado River near Moab, Utah. The site encompasses approximately 435 acres, of which approximately 130 acres contain uranium mill tailings. The contract runs through September 2011.

Commercial Services

        We provide a broad range of on-site services to commercial customers, including commercial power and utility companies that operate nuclear power plants, pharmaceutical companies, research laboratories, universities, industrial facilities and other entities that generate radioactive materials or are involved in the nuclear services industry. Our services include D&D, project planning, site surveys, radioactive material characterization and management, liquid waste processing, spent nuclear fuel services, emergency response and other nuclear services.

        Examples of our on-site commercial nuclear services include:

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  Decontamination and Decommissioning.  We have been providing D&D services for over 20 years. We are currently working with commercial power and utility companies to increase the number of outsourced opportunities for our D&D services. The following examples highlight the scope of the D&D services that we have provided to our commercial customers in recent years:

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  Big Rock Point.  From 1996 to 1998, we were awarded multiple contracts to support the D&D of Consumers Energy's Big Rock Point Nuclear Plant in Charlevoix, Michigan, the longest-running nuclear reactor in the United States. The scope of our work included the engineering, design, licensing and fabrication of spent fuel storage containers and handling equipment, various engineering and consulting tasks supporting spent fuel management and pool-to-pad operations, the removal, transportation, processing and final disposal of large reactor components, structure and system decontamination, building dismantlement and on-site waste management, shipment and processing of LLRW and MLLW.

    We successfully developed, licensed and deployed the FuelSolutions™ cask system for the Big Rock Point project, which is the first system capable of accommodating highly-enriched, high-burnup pressurized water reactor and boiling water reactor fuel assemblies, as well as damaged fuel and fuel debris cans. We also provided the single-source solution for the removal of Big Rock Point's large components, including the reactor vessel. Our services in this regard included the design, licensing, fabrication and implementation of the first fully NRC-compliant Type B package for shipping a reactor in one piece. The major component removal contract also provided for the provision of decontamination and building dismantlement services, including with respect to the turbine building, stack and various auxiliary buildings and structures. Furthermore, we provided licensing and project management support for the implementation of a comprehensive on-site and off-site waste management program. We sorted, packaged, transported and disposed of approximately 100 million pounds of waste using our LLRW disposal sites in Barnwell, South Carolina and Clive, Utah.

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  Connecticut Yankee Atomic Power Company.  In July 1999, we began providing comprehensive on-site radioactive waste management and processing services for the D&D of Connecticut Yankee's Haddam Neck Atomic Power Plant in East Hampton, Connecticut, which had been shut down in December 1996. Our activities have included engineering support, logistics and the packaging, transportation and disposal of radioactive and hazardous waste, which included the reactor pressure vessel head, a pressurizer and four steam generators. Decommissioning of the Connecticut Yankee plant was substantially completed in 2006.

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  Yankee Atomic Electric Company.  In February 2001, we undertook a major role in the D&D of the Yankee Rowe nuclear power station in Western Massachusetts, which had been shut down in February 1992. As a primary subcontractor to NAC International, we supported the removal of fuel from the spent fuel pool, which we completed in June 2003. The project was highly technical and required several major capabilities, including the engineering, design and fabrication of processing equipment to sort and remove the fuel; packaging, transportation and disposal of all fuel racks from the spent fuel pool; implementing and managing a health and safety program; and training personnel in fuel cask loading and liquid process systems. Our services also included off-site processing and disposal of radioactive and hazardous waste, as well as the transport and disposal of large contaminated components weighing a total of more than 500 tons. Decommissioning of the Yankee Rowe plant was substantially completed in 2006.

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  Radioactive Waste Removal Project.  In August 2006, we were awarded a contract to provide radioactive waste removal services at a uranium conversion facility. The scope of our work included on-site project management and all activities related to the packaging, transportation and disposition of LLRW and empty contaminated drums. Our project team mobilized in less than four weeks and subsequently containerized, shipped and disposed of over 400,000 cubic feet of LLRW (the equivalent of over 230 trucks) in three months.

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  License Stewardship Program.  Our license stewardship program is a new, innovative approach to provide decommissioning services. Under this program, we acquire title to substantially all of a client's buildings, facilities and equipment of its non-operating nuclear power plant. As the owner of the plant and associated permits, licenses and other assets incidental thereto, we are eligible to acquire a license from the NRC to decommission the plant and the rights to the client's decommissioning trust funds associated with the plant, which are overseen by the NRC. The client retains ownership of the real property and leases the real property to us for the period during which we perform D&D activities. Because of our technology, expertise and assets, this unique structure facilitates the decommissioning of the plant ahead of the schedule that the client would otherwise expect to achieve at a total cost not exceeding the available balance of the decommissioning trust funds (plus investment interest accruing during the decommissioning project). This structure gives us direct access to the decommissioning trust funds, avoiding several expensive and time consuming levels of administrative oversight.

    In December 2007, we entered into an agreement with Exelon Corporation to decommission its non-operating nuclear reactors near Zion, Illinois under our license stewardship program. We are currently in the process of seeking NRC approval for the proposed transaction.

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  Large Components.  Our expertise, personnel and equipment enable us to prepare large components for transport via public highway, waterway, rail or combinations thereof to ensure safety and compliance with regulatory requirements. Large components include overweight and oversized nuclear components, such as reactor pressure vessels, steam generators, reactor heads, pressurizers, turbine rotors, reactor coolant pumps and feed water heaters. These components often weigh more than 20,000 pounds and generally require special transportation arrangements, including formal engineering reviews. The transportation, processing and disposal of these large components is often handled through our LP&D segment. In addition, the NRC is reviewing a proposal to permit operators of nuclear reactors to access decommissioning funds for disposal of large components that have been retired from use in nuclear reactors. We believe the adoption of this proposal would be a significant opportunity for us to expand our business in our Commercial Services and LP&D segments.

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  Radioactive Liquids Processing.  Our on-site radioactive liquids processing technology-based services incorporate a number of patented technologies, including technically advanced ion exchange and membrane-based systems to reduce liquid waste generation, reduce radioactive discharge, improve water chemistry and enable the recycling of wastewater. Our acquisition of NUKEM in July 2007 enhanced our capabilities for processing radioactive liquids. We believe that we process more contaminated power plant floor drain and equipment drain radioactive wastewater than any other U.S. company—more than 70 million gallons per year. We are currently providing on-site services for removing radioactive and chemical contaminants from wastewater at 19 nuclear power plants. We have developed and provide a make-up water system that can achieve nuclear plant water quality standards by reducing organic carbon and removing ionic impurities and dissolved solids. Our membrane-based technologies are capable of producing effluent water that meets stringent chemical criteria. We also provide dewatering of radioactive particulate wastes. The waste generated by our technology is compatible with our disposal containers and with disposal criteria at our Clive facility. We currently provide dewatering services at 26 nuclear power plants.

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  Spent Fuel Services.  We have more than 20 years of experience working with irradiated hardware and materials in spent fuel pools used in boiling water reactors and pressurized water reactors. Our range of fuel pool services includes underwater transfer and container loading, cask transportation, fuel pool vacuuming, pool-to-pool transfers and waste characterization. Our fuel pool personnel are specially trained to handle the planning, on-site processing, packaging, transportation and disposal of various fuel pool components, and we have completed more than 50 fuel pool projects for nearly every nuclear power and utility company in the United States. We also provide full service support of spent fuel storage activities, including cask design and procurement, cask loading and related activities, as well as design and construction oversight for on-site independent spent fuel storage installations.

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  Emergency Response.  We employ more than 200 trained radiation protection specialists who can be deployed rapidly throughout the United States to respond to a variety of radioactive contamination events. We also maintain procedures, equipment and mobile radioactive material licenses that can be used for radiological emergency response events. We have responded to a variety of emergency situations, including spills and radiological events at non-nuclear facilities.

Logistics, Processing and Disposal (LP&D)

        We provide a broad range of logistics, processing and disposal services and own and operate strategic facilities for the safe processing and disposal of radioactive materials. Our processing and disposal facilities include our disposal facility in Clive, Utah, which is the largest privately-owned LLRW disposal site in the United States, three processing facilities in Tennessee and separate processing and disposal facilities in Barnwell, South Carolina. We operate the Barnwell disposal facility pursuant to a long-term lease with South Carolina. We also own a facility in Tennessee that we believe is the only commercial facility in the world with the ability to cast, flat-roll and machine casks and other products from depleted uranium. We believe that virtually every company or organization that holds a nuclear license in the United States uses our facilities, directly or indirectly.

        Our transportation and logistics services encompass all aspects of transporting radioactive materials, including obtaining all required local and federal licenses and permits, loading and bracing shipments, conducting vehicle radiation surveys and providing transportation assistance to other companies throughout the United States. Through our Hittman Transportation, Inc., or Hittman, subsidiary, we own and operate a dedicated fleet of tractors, trailers and shipping containers for transporting radioactive materials and contaminated equipment for processing and disposal.

        Our fleet of specialized shipping casks are specially engineered containers for the safe transport of radioactive material. We also have expertise in transporting very large, contaminated reactor components from a commercial power plant to a processing or disposal site. These components include reactor pressure vessels, steam generators and other smaller components. Transportation modes include barge, rail and truck transport.

        We have the capability to store, treat and dispose of several types of radioactive materials, including the following:

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  LLRW generated from contaminated soil and debris at clean-up sites, such as ion exchange resins and filter materials used to clean water at nuclear plants, medical waste, activated metals, manufacturing materials and medical and technological research materials;

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  MLLW, such as radioactive and hazardous materials, including lead-lined glove boxes, lead-shielded plates and radioactivity-contaminated electric arc furnace dust;

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  NORM, such as waste from radium processes, accelerators and mining;

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  dry active waste, consisting of resins, filters, evaporator bottoms and hot metal debris;

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  liquid waste, which is similar to LLRW, but in liquid form; and

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  11e(2) waste consisting of dirt generated by mining and milling operations.

        The LLRW that we dispose of at our Clive facility primarily derives from the clean-up of contaminated sites (including DOE facilities, nuclear power plants, Superfund sites and industrial sites) and from the routine operations of utilities, industrial sites and hospitals. Although we only treat and dispose of Class A LLRW, MLLW and 11e(2) materials at our Clive facility and do not plan to seek authorization to take Class B and C wastes at that site, we are currently able to meet customer demand to dispose of Class B and C waste at the state-owned Barnwell, South Carolina facility that we operate. However, on July 1, 2008, as currently contemplated under South Carolina law, the State of South Carolina will close the Barnwell disposal site to customers outside of the Atlantic Compact States of South Carolina, New Jersey and Connecticut.

        Our MLLW treatment facility in Clive uses several treatment technologies to reduce the toxicity of the waste materials prior to their disposal. These technologies include thermal desorption, stabilization, amalgamation, reduction/oxidation, deactivation, chemical fixation, neutralization, debris spray washing, macro-encapsulation and micro-encapsulation.

        Many of our LP&D projects complement our services in our Federal and Commercial Services segments. The following are examples of LP&D services that we have performed in recent years:

Life-of-Plant Contracts

        Our life-of-plant contracts integrate our LP&D services into a tailored solution for our commercial customers' needs, and we believe that these contracts will represent a significant source of future revenues for our LP&D segment. Life-of-plant contracts provide our customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as D&D waste disposal services when the plants are shut down. We have signed life-of-plant contracts with commercial customers representing 82 of the 104 operating nuclear reactors in the United States. Some of the customers with whom we have entered into life-of-plant contracts include Dominion Resources, Inc., Duke Energy Corporation, Exelon Corporation, Florida Power & Light Company and Progress Energy.

Rocky Flats Closure Project

        The Rocky Flats Environmental Technology Site is a DOE environmental clean-up site located approximately 16 miles northwest of downtown Denver. Historically, Rocky Flats made components for nuclear weapons using various radioactive and hazardous materials, including plutonium, uranium and beryllium. Nearly 40 years of nuclear weapons production left behind a legacy of contaminated facilities, soils and ground water. In 1995, the Rocky Flats site was designated by the EPA as a Superfund clean-up site.

        In 1995, the DOE entered into a contract with Kaiser-Hill Company, LLC to manage the clean-up and closure of the Rocky Flats site. Kaiser-Hill was responsible for assigning and integrating tasks among various subcontractors. We were the major subcontractor to Kaiser-Hill for the transportation and disposal of LLRW, MLLW and other contaminated materials at our Clive facility. The clean-up of Rocky Flats was declared complete in October 2005.

Large Components

        An important service provided to commercial nuclear power plants is the disposition of overweight and oversized nuclear components, such as reactor pressure vessels, steam generators, reactor heads, pressurizers, turbine rotors, reactor coolant pumps and feed water heaters. As operational nuclear power plants age, their equipment and components are replaced either to provide increased operational capacity or as part of plant maintenance. For example, in 2004 we handled the transportation, processing and disposal of four steam generators from American Electric Power/Indiana Michigan Power's Donald C. Cook nuclear plant located in Southwest Michigan on the shores of Lake Michigan.

Our successful completion of this project enabled us to procure a subsequent contract with this customer to package, transport and dispose of two reactor pressure vessel heads from this plant in 2006 and 2007. The preparation of these large components for transportation, processing and disposal is often handled through our Commercial Services segment.

Paducah Project

        The Paducah Gaseous Diffusion Plant in Paducah, Kentucky was constructed in the mid-1950s as part of a U.S. government program to produce highly enriched uranium to fuel military reactors and produce nuclear weapons and is currently the only operating uranium enrichment facility in the United States. Owned by the DOE and operated through a lease with the U.S. Enrichment Corporation, today the plant produces low-enriched uranium fuel for commercial nuclear power plants in the United States and around the world. In December 2005, the DOE announced a contract award to Paducah Remediation Services, LLC, or PRS, for environmental remediation and waste management activities at the plant. We are the major subcontractor to PRS. Under the DOE contract, PRS's responsibilities include groundwater and soil remedial actions, removing legacy waste, D&D services, operating on-site waste storage facilities and surveillance and maintenance activities. Revenues from these services are recognized in our Federal Services segment. We are also responsible for all on-site waste management and off-site waste disposition activities through contract completion, which is expected to occur in September 2009. We have transported and disposed of LLRW, MLLW and other contaminated materials from the Paducah site at our Clive facility. Revenues from these services are recognized in our LP&D segment.

U.S. Navy Contracts

        We are the principal service provider to the U.S. Navy for the disposition of radiological materials under the Naval Nuclear Propulsion Program. Through a series of long-term contracts, we process and dispose of LLRW and MLLW generated by the U.S. Navy's nuclear operations worldwide.

        Several of our facilities provide services to the U.S. Navy, including our Clive, Utah, Barnwell, South Carolina and Oak Ridge and Memphis, Tennessee facilities. These services include the specialized processing of classified materials so that it is impossible to identify what the materials were prior to processing. The materials may then be disposed of at our Clive and Barnwell facilities. In addition to processing classified and unclassified liquid and solid radioactive materials, we also provide transportation and logistics services to the U.S. Navy, as well as on-site support at Naval bases around the United States for the removal of radioactive materials. Revenues from these services are recognized in our LP&D segment.

International

        As a result of our acquisition of RSMC in June 2007, we began reporting the results of our operations outside North America in a new International segment in the second quarter of 2007. The revenues we receive from the NDA for the operation and management of its 10 Magnox sites currently constitute the predominant portion of our International segment revenues. The NDA intends to divide these sites into two Site License Companies, or SLCs—Magnox South and Magnox North—although presently they operate as two regions within one SLC, Magnox Electric. Effective April 1, 2007, the NDA has entered into separate contracts with Magnox Electric for each region. Under these contracts, we are responsible for the operation, defuelling and decommissioning of 10 nuclear power sites. Two of these stations currently generate electricity and eight other stations are now in varying stages of decommissioning. It is anticipated that the process of rebidding the consolidated NDA contracts will commence within the next two or three years. During the contract year ended March 31, 2008, RSMC recognized revenues of $1.1 billion from these contracts.

        In addition, through our acquisition of Safeguard, we have positioned ourselves as a leading provider in the United Kingdom of turn-key services for the disposal of radioactive materials from non-nuclear power generating facilities such as hospitals, research facilities and other manufacturing and industrial facilities. As part of our business strategy to expand our international operations, we also are pursuing other opportunities in Europe, Asia and North America. For example, we are currently in discussions with Sogin SpA, the Italian state-owned utility company, to provide D&D and radioactive materials management services in support of the clean-up of Sogin's nuclear facilities. With respect to Sogin, we are experiencing both local and national expressions of opposition to the importation of foreign waste to our Clive facility. See "Legal Proceedings."

        Results of our operations for services provided to our customers in Canada and Mexico are included in our Commercial Services or LP&D segments.

Our Processing and Disposal Facilities

Clive Facility

        Our Clive facility is located in Tooele County, Utah, approximately 75 miles west of Salt Lake City. The DOE and the State of Utah investigated 29 sites to identify the safest permanent disposal location for radioactive materials before settling on what is now our Clive disposal site. The location had been originally selected and used by the DOE as a disposal site for uranium tailings due to its remote location, low precipitation, naturally poor groundwater quality and relatively impermeable clay soils. Tooele County has designated the area around the facility as a hazardous industrial district, which restricts the future use of land in the area to heavy industrial processes and to industries dealing with hazardous wastes. Our Clive facility is located 35 miles away from the nearest residence.

        The State of Utah authorizes our Clive facility to dispose of Class A LLRW, NORM, 11e(2) materials and MLLW. The facility's location enables it to receive radioactive materials year-round via bulk truck, containerized truck, enclosed truck, bulk rail, rail boxcars and rail intermodals. We are served by the Union Pacific Railroad at our private siding and maintain more than seven miles of track and three locomotives for rail cars to be unloaded, decontaminated and released. This direct rail access and our gondola railcar rollover system provides a cost-effective method of unloading up to 100,000 cubic feet of radioactive materials per day. We maintain a fleet of approximately 300 high capacity gondola railcars under long-term operating leases, as well as custom-designed flat cars and other multi-model containers to facilitate the safe transport of radioactive materials to our Clive facility. We also maintain an all-weather paved asphalt road to the site from Interstate 80 to facilitate truck shipment.

        Unlike the two other existing commercial LLRW disposal sites, which are owned by states, we own the site at Clive and also own the buildings and the processing equipment. We have made numerous improvements to the Clive site in the past several years. We purchased a debris shredder, which significantly increases the efficiency of disposal for larger objects at the site. In addition, we made upgrades to the railcar rollover and power system, and we added new decontamination facilities. These changes already have begun to result in significant operating cost efficiencies and enhanced safety.

Disposal Cells

        Our Clive facility uses an above-ground, engineered disposal design, also known as a secure landfill. We use a near-surface engineered embankment design for our disposal cells. Using standard heavy construction equipment, radioactive material is placed in 24-inch thick layers and then compacted in a continuous "cut and cover" process that provides for long-term disposal with minimal active maintenance. The system relies on natural, durable materials to ensure performance over time. Each cell has a 24-inch liner system designed to assist in isolating the material from the environment. A cell bottom liner of compacted low-permeability clay covers a foundation of compacted indigenous clay and soils. The cell embankment top slopes are covered with a compacted two-foot to seven-foot thick clay cover, a rock drainage layer, and a two-foot thick rock erosion barrier to ensure long-term protection of the environment. Cover construction begins as areas of the cell are filled to capacity. The process of continual building, filling and capping of cells ensures long-term cell stability and minimizes work that would be required at site closure. In addition to the standard liner and cover used in the LLRW and 11e(2) materials cells, the MLLW cell has a triple-synthetic-liner system with a synthetic cover barrier. The mixed waste liner system includes leachate collection and leak detection systems required for containment of hazardous waste.

Disposal Capacity

        We believe that we have sufficient capacity for more than 30 years of operations at our Clive facility based on our estimate of lower future disposal volumes than experienced in recent years, our ability to optimize disposal capacity through reduction and compaction technologies and our assumption that we will obtain a license amendment to convert a disposal cell originally intended for 11e(2) waste to Class A LLRW. The license amendment would increase our capacity for Class A LLRW disposal by 99 million cubic feet to approximately 154 million cubic feet of available capacity. If we are unable to obtain the license amendment, our projected capacity to dispose of Class A LLRW would be materially reduced. If future disposal volumes increase beyond our expectations or if our other assumptions prove to be incorrect, then the remaining capacity at Clive would be exhausted more quickly than projected. See "Risk Factors—We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us" and "Risk Factors—Our business depends on the continued operation of our Clive, Utah facility."

Tennessee Facilities

        We operate facilities at three locations in Tennessee where we process and transfer radioactive materials generally en route to our Clive facility. The facilities are operated in an integrated fashion to maximize the breadth of options available to us and to our customers.

        Our Bear Creek facility includes a licensed commercial LLRW processing facility. It primarily receives waste from nuclear utilities, government agencies, industrial facilities, laboratories and hospitals. Our Bear Creek facility also manages classified nuclear waste, which is specially processed to obscure any classified information.

        Our Gallaher Road facility in Kingston, Tennessee is located adjacent to Oak Ridge, Tennessee and provides specialty waste processing and transportation logistical services. The Gallaher Road facility also is the base for our Hittman trucking operations and maintains our fleet of tractors, trailers and shipping containers for transporting radioactive materials.

        Our Memphis facility's riverside location allows for access by barge as well as truck and rail. The facility is specifically designed to handle large components such as steam generators, turbine rotors, heat exchangers, large tanks and similar components. From Memphis, disassembled components can be shipped to our other facilities for ultimate disposition.

        In addition to the three Tennessee processing facilities, we own a facility in Oak Ridge, Tennessee that provides metals manufacturing, processing, casting and rolling, fabrication and other services to our customers and we believe is the only commercial facility in the world with the ability to cast, flat-roll and machine products from depleted uranium. Material processed at this facility can be found in a variety of products, including electronics, medical isotope shipping containers, nuclear accelerators, nuclear fuel storage casks and fighter jets.

South Carolina Facilities

        We operate a LLRW disposal facility in Barnwell, South Carolina pursuant to a long-term lease and an operating agreement with the state of South Carolina that expires on April 5, 2075. Barnwell is the only commercial facility in the United States that is permitted to accept all classes of commercially generated LLRW. This facility provides disposal services for large components not suitable for volume reduction and for ion exchange resins and other radioactive materials that are generated by nuclear power plants, hospitals, research laboratories and industrial facilities. The State of South Carolina has indicated that essentially all remaining disposal capacity at Barnwell prior to July 1, 2008 for Classes A, B and C waste has already been sold. As planned, on July 1, 2008, the State of South Carolina closed our Barnwell disposal site to customers outside the Atlantic Compact States of Connecticut, New Jersey and South Carolina. We will continue to operate the Barnwell site following its closure to customers from outside the Atlantic Compact States on a cost-reimbursable basis under our long-term lease.

        We also operate a facility adjacent to the Barnwell disposal facility to support the DOD in preparing materials for disposal, including military equipment decontamination and parts retrieval and recycling. The facility also provides specialty processing services.

Engineering and Technologies

Engineering Services

        We employ highly trained personnel with technical and engineering experience in critical areas of the nuclear services industry. Our technical capabilities include engineering (chemical, process, mechanical, nuclear, civil and structural), radiological safety, chemistry, environmental, safety and other disciplines that are critical to the provision of technology-based nuclear services.

        We provide on-site engineering services to support the deployment of radioactive, hazardous and mixed waste treatment, transportation and disposal technologies. We design equipment, components and integrated turnkey systems, train customer personnel and perform a broad range of engineering consultation services. We also have significant experience designing and licensing storage and transport cask systems and can provide complete "pool-to-pad" services to customers implementing dry cask storage systems at their facilities. Our engineering staff has successfully developed and licensed numerous storage and transport cask systems, including specialized containers for various Type A, Type B and fissile material contents. Our FuelSolutions™ cask system technology, for example, provides an integrated means for both storage and transportation of spent nuclear fuel. We have designed packages for transport (via trailer, rail and barge) and storage applications, including spent fuel baskets, wood and polyurethane foam impact limiters, and auxiliary components such as cask tie-downs, lifting gear and personnel barriers.

        As part of the BNGA acquisition, we obtained the rights in the United States, Canada and Mexico to BNFL's intellectual property, including its spent nuclear fuel recycling technology and expertise. We also employ many of the employees who designed, constructed, commissioned and operated the existing spent fuel recycling facilities in the United Kingdom.

        We believe that our vitrification technology and expertise gives us a competitive advantage. Vitrification is a technique in which waste mixes with glass-forming chemicals to form molten glass that solidifies and immobilizes the embedded waste. It is an established means for the disposal and long-term storage of nuclear and other hazardous wastes that produces a non-leaching, durable material that effectively traps waste and can be stored for relatively long periods without concern for air or groundwater contamination. Our patented system is the baseline technology for the high-level waste and low-active waste vitrification processes at the DOE's Hanford Waste Treatment Plant. We designed, constructed and operated nonradioactive, nonhazardous pilot melters to test design concepts for the full scale units that will vitrify millions of gallons of highly radioactive tank waste at the Hanford site.

Processing and Treatment Technologies

        We believe that, in addition to our disposal capabilities, we offer the most diverse capabilities in the United States for handling, treating and processing radioactive materials prior to ultimate disposal. Depending on the nature of a particular radioactive waste stream, we employ the following proprietary waste processing and treatment technologies to optimize the disposal capacity of our facilities:

  •
  Compaction.  Our UltraCompactor™ at our Bear Creek facility is available for compacting LLRW with the force of 10 million pounds.

  •
  Encapsulation.  Encapsulation significantly reduces the leachability of toxic materials. In a process known as macro-encapsulation, we encapsulate elemental toxic metals or hazardous debris in a jacket of inert inorganic material. Micro-encapsulation involves the encapsulation of material arriving in dry powder or ash form in a low density plastic.

  •
  Incineration.  Incineration offers volume reduction potentially exceeding 200 times and is a cost-effective treatment for many dry radioactive materials. At our Bear Creek facility, we own and operate one of only two licensed commercial incinerators in North America for radioactive materials.

  •
  Metal Melting and Decontamination.  Our metals processing program at our Bear Creek facility employs decontamination, melting and survey technologies to dispose of radioactively contaminated metals. After decontamination, we survey the metal to verify its radioactivity and determine its handling requirements. If we cannot decontaminate the metal, we may utilize our metal melting technology. Our melting technology and capabilities are used to obscure classified DOD components prior to disposal.

  •
  Solidification.  Our cement-based solidification processes use high-volume proprietary cement formulations to stabilize liquid and aqueous LLRW materials in a variety of container sizes.

  •
  Steam Reforming.  Steam reforming destroys liquid or solid waste organics through high-temperature reaction with superheated steam, leaving behind a dry, non-hazardous, mineral-like solid residue. We use steam reforming to process tough organic materials that exhibit high radioactivity levels, as well as medical, municipal, agricultural and industrial materials.

  •
  Thermal Desorption.  Our Clive facility uses Vacuum-Assisted Thermal Desorption, or VTD, a separation technology that separates organic materials with differing boiling points. Thermal desorption offers an alternative to full-scale incineration and allows for significant reduction in material volume.

Research and Development

        We conduct research and development that is critical to the development of technologies used in the nuclear services industry, especially those used as part of our services to manage radioactive waste from DOE facilities. Our research and development efforts are funded either directly or through partnership with government, commercial or academic entities. We contract or subcontract with the Vitreous State Laboratory of the Catholic University of America, located in Washington, D.C., to provide research and development services for us under fixed-price and cost-reimbursable contracts. Typically, these contracts are funded by our customers and involve the stabilization or vitrification of radioactive materials. We have an agreement with some of the Catholic University professors to exclusively license a number of patents related to vitrification and ion exchange technologies, which they own.

        We also have relationships with the University of Nevada, Las Vegas and the University of Washington to provide technology-based research capabilities in support of some of the projects and technical initiatives that we are working on.

        The majority of our research and development costs are funded by our customers. Our non-reimbursed research and development expenses included in our results of operations are immaterial.

Patents and Other Intellectual Property Rights

        We own or license approximately 60 patents for use in North America. We also have the right to use in the United States, Canada and Mexico approximately 115 patents from BNFL that came with the acquisition of BNGA. These licenses cover the fields of radioactive material management, storage, treatment, separation, spent nuclear fuel recycling and transport. Our patent portfolio also includes areas such as biotechnology, lasers, containers and D&D. We also own non-patent intellectual property that essentially consists of research, design, safety, construction, operations and know-how. Our patents expire between 2008 and 2027. We do not believe that our business, results of operations or financial condition will be adversely affected by any of the patent expirations over the next several years.

Contracts

        Our work is performed under cost-reimbursable contracts, unit-rate contracts and fixed-price contracts, each of which may be modified by incentive and penalty provisions.

        Each of our contracts may contain components of more than one of the contract types discussed below. During the term of a project, the contract or components of the contract may be renegotiated to a different contract type. Most of our government work in our Federal Services and International segments is typically performed on a cost-reimbursable basis awarded through a competitive bidding process. We believe this type of contract reduces our exposure to unanticipated and unrecoverable cost overruns. Fixed-price contracts, on the other hand, are generally obtained by direct negotiation rather than by competitive bid. Our commercial D&D projects are generally fixed-price contracts. Almost all of the contracts entered into by our LP&D segment are unit-rate contracts.

        The following table sets forth the percentages of revenues represented by these types of contracts during the year ended December 31, 2007:

% of revenues
Cost-reimbursable	65%
Unit-rate	26%
Fixed-price	9%

Cost-Reimbursable Contracts

        Most of the government contracts in our Federal Services and International segments are cost-reimbursable contracts. Under a cost-reimbursable contract, we are reimbursed for allowable or otherwise defined costs incurred plus an amount of profit. The profit element may be in the form of a simple mark-up applied to the labor costs incurred or it may be in the form of a fee, or a combination of a mark-up and a fee. The fee element can also take several forms. The fee may be a fixed amount as specified in the contract; it may be an amount based on the percentage of the estimated costs; or it may be an incentive fee based on targets, milestones, cost savings or other performance factors defined in the contract.

        Our government contracts are typically awarded through competitive bidding or negotiations and may have involved several bidders or offerors. Many of these contracts are multi-year Indefinite Delivery Order agreements. These programs provide estimates of a maximum amount the agency expects to spend. Our program management and technical staffs work closely with the customer to define the scope and amount of work required. Although these contracts do not initially provide us with any specific amount of work, as projects are defined, the work may be awarded to us without further competitive bidding. Government contracts also typically have annual funding limitations and are limited by public sector budgeting constraints. Government contracts may be terminated at the discretion of the government agency with payment of compensation only for work performed and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed.

        Our government contracts generally are subject to oversight audits by government representatives, to profit and cost controls and limitations and to provisions permitting modification or termination, in whole or in part, at the government's convenience. Government contracts are subject to specific procurement regulations and a variety of socioeconomic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Unit-Rate Contracts

        Almost all of the contracts entered into by our LP&D segment, including our life-of-plant contracts, are unit-rate contracts. Under a unit-rate contract, we are paid a specified amount for every unit of work performed. A unit-rate contract is essentially a fixed-price contract with the only variable being units of work performed. Variations in unit-rate contracts include the same type of variations as fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and unit prices.

        Our life-of-plant contracts provide our customers with LLRW and MLLW processing and disposal services for the remaining lives of their nuclear power plants, as well as D&D waste disposal services when the plants are shut down. As a result, the contracts expedite individual project contract negotiations with customers through means other than the formal bidding process. Life-of-plant contracts typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for periodic price adjustments.

Fixed-Price Contracts

        Under a fixed-price contract, the price is not subject to any adjustment by reason of our cost experience or our performance under the contract. As a result, we benefit from costs savings while generally being unable to recover any cost overruns on these contracts. However, these contract prices may be adjusted for changes in scope of work, new or changing laws and regulations and other negotiated events.

Sales and Marketing Strategy

        We conduct our marketing efforts principally through sales forces dedicated to servicing existing or pursuing new opportunities in each of our segments.

        The current target market for our Federal Services segment involves site M&O and clean-up of radioactive materials in two target segments. The first is for Tier 1 contracts. These are large prime contracts for the M&O of federal facilities. The second segment is Tier 2 contracts, which are project-driven contracts. For these, we generally act as a subcontractor to an M&O-type contractor. Each of these opportunities requires a unique business development and sales approach. We have entered into and will continue to enter into joint venture or teaming arrangements with competitors with respect to bidding on large, complex government contracts.

        Federal customers generally procure nuclear services through highly structured processes. Tier 1 opportunities involve contracts for the operation of a federal site, which is typically a DOE site. We generally pursue these contracts as a member of a consortium. The sales cycle for these contracts begins at least one year and generally two years before the release of a RFP. Tier 2 opportunities are discrete project-based opportunities to act as a subcontractor to Tier 1 contractors. The sales cycle for Tier 2 opportunities can be six months or less.

        We generally pursue procurements that are decided on a "best-value" basis, in which the decision-makers consider a combination of technical and cost factors, as well as project management experience. Factors include the technical approach to managing and performing the project, key project personnel, experience performing similar projects and past performance, which includes customer references. Cost factors are generally weighed to include cost structure as it would be applied in a specific project.

        In our Commercial Services segment, our sales team actively markets our integrated services and technical expertise to nuclear power and utility customers. For example, our commercial sales team was instrumental in developing and marketing the concept of life-of-plant contracts with commercial power and utility customers and has also been involved in developing our license stewardship initiative to serve the shut-down nuclear reactor D&D market. In our LP&D segment, we maintain dedicated sales forces at our Clive and Barnwell facilities to market to and serve customers that require logistics, transportation and disposal of radioactive materials. Our LP&D sales team members' duties include visiting customer sites, assisting customers in completing all required paperwork and obtaining necessary licenses and permits for the transportation of radioactive materials to one of our facilities and managing the transportation process.

        Our sales efforts in the International segment mirror our sales efforts in the United States. Our business development and technical teams approach bidding opportunities in the United Kingdom in a similar manner as for bids for opportunities in the United States. In addition, our international business development team works closely with key nuclear power operators to pursue commercial opportunities.

Safety

        We devote significant resources to ensuring the safety of the public, our employees and the environment. In the United States, we have built a safety record that is critical to our reputation throughout our markets, particularly DOE contractor services. Our domestic safety incident record is substantially better than standards for other similar businesses according to the North American Industrial Classification System with total Occupational Safety and Health Administration, or OSHA, recordable and lost time incidence rates of 2.38 and 0.35, respectively, versus industry averages of 6.9 and 2.5, respectively. None of our safety incidents has involved radioactive contamination. We have received numerous safety achievement awards in recognition of our industry-leading safety record.

        We also have traditionally met or exceeded the occupational and public radiation safety requirements for the U.S. nuclear services industry. The average employee radiation dose at our Clive site is approximately 38 millirem annually, which is 0.8% of the Federal government's allowable annual guideline of 5,000 millirem.

        In 2007, we passed approximately 500 person-days of regulatory inspections by state regulators, the NRC, the DOE and the Nuclear Procurement Issues Committee. We submit routine reports to the applicable state and federal regulatory agencies demonstrating compliance with rules and regulations set forth in our licenses and permits.

        We also have established an extensive safety education program for our employees. Before employees are permitted to work in restricted areas, they are required to complete a four-day training course on radiation theory, proper procedures and radiation safety. Each employee is required to participate in semi-annual refresher courses, and our employees completed over 15,000 cumulative hours of safety training in 2007. In addition to extensive training, we employ more than 120 safety professionals and technicians who are responsible for protecting workers, the public and the environment. We also employ a round-the-clock security staff to prevent unauthorized access to our sites.

        In addition, in the United Kingdom, every Magnox site is accredited under the ISO 14001 system, which is an internationally accepted specification for environmental management systems, as well as Occupational Health and Safety Management Systems 18001, which establishes standards for occupational health and safety. RSMC has also won numerous awards for health and safety.

Insurance

        Like all companies in the nuclear industry, we derive a significant benefit from the provisions of the Price-Anderson Act, as amended. The Price-Anderson Act was enacted in 1957 to indemnify the nuclear industry against liability claims arising from nuclear incidents, while still ensuring compensation coverage for the general public. The Price-Anderson Act, as amended, establishes a no-fault insurance-type system for commercial reactors that indemnifies virtually any industry participant against third party liability resulting from a nuclear incident or evacuation at a commercial reactor site or involving shipments to or from a commercial reactor site. Through primary layer insurance and a secondary layer insurance pool collectively funded by the nuclear industry, each reactor has coverage for approximately $10.8 billion in claims that covers activities at the reactor site and the transportation of radioactive materials to or from the site. Price-Anderson limits liability for an incident to $10.8 billion, unless the Federal government decides to provide additional funding. Activities conducted under a contract with the DOE are covered by a $10 billion indemnity issued by the DOE. For activities at our facilities that are not covered by the Price-Anderson Act, we maintain nuclear liability insurance coverage issued by American Nuclear Insurers, as follows:

Facility	Limit
General (All)—Supplier's and Transporter's	$100 million
Barnwell, South Carolina facility	$100 million
Oak Ridge, Tennessee—Bear Creek facility	$50 million
Kingston, Tennessee—Gallaher Road facility	$5 million
Oak Ridge, Tennessee facility	$5 million
Memphis, Tennessee facility	$10 million

        We do not maintain third party nuclear liability coverage for our Clive, Utah facility, because we do not believe such coverage is warranted.

Competition

        We compete with major national and regional services firms with nuclear services practices for government and commercial customers. The following are key competitive factors in these markets:

  •
  technical approach;

  •
  skilled managerial and technical personnel;

  •
  proprietary technologies and technology skill credentials;

  •
  quality of performance;

  •
  safety;

  •
  diversity of services; and

  •
  price.

        Our competitors include national engineering and construction firms, including Bechtel Group, Inc., CH2M Hill, Fluor Corporation, Jacobs Engineering Group, URS Corporation, AMEC plc and AREVA. Some of our competitors have greater financial and other resources than we do, which can give them a competitive advantage. We also face competition from smaller local firms. Our major U.S. government customer, the DOE, has substantially increased small business set-asides for prime contracts. Because we are not a small business, we have responded by teaming in certain circumstances as a subcontractor to small businesses responding to requests for proposals as a prime contractor on selected procurements. We expect intense competition to continue for nuclear service contracts, challenging our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share and experience an overall reduction in our profits.

        We also face competition to provide radioactive material transportation, processing and disposal services to our customers. Currently, the predominant radioactive material treatment and disposal methods include direct landfill disposal, on-site containment/processing and incineration or other thermal treatment methods. Our competitors may possess or develop alternate technologies that compete with our radioactive material processing technologies. Competition in this area is based primarily on cost, regulatory and permit restrictions, technical performance, dependability and environmental integrity.

        Currently, we are the only commercial disposal outlet for MLLW and operate two of the three commercial LLRW disposal sites in the United States, through our Clive, Utah and Barnwell, South Carolina disposal facilities. The third facility is a state-owned facility located in Richland, Washington that is relatively small, does not accept radioactive materials from outside the Northwest Compact States and may eventually stop receiving materials from outside Washington State itself. Several other companies have tried to obtain site licensing and have failed. We are the only company to have received a license subsequent to the enactment of the Low-Level Radioactive Waste Policy Act.

        With respect to bulk Class A waste, we compete with processors who reduce volumes through treatment (compaction, sorting and incineration). The situation is similar for large components with processors being able to cut, scrap and partially decontaminate the components. Eventually, in both instances, most of the waste ends up at our Clive site but in reduced volumes. The other option available for utilities and industrial sites is to store waste on-site. This is generally a temporary solution, especially if local communities become aware of such situations.

        In the future, other commercial sites could be licensed for the disposal of radioactive waste. One such site could be the WCS site in Andrews County, Texas. WCS filed a license application in August 2004 for a LLRW disposal facility in Andrews County. In late 2007, the State of Texas issued a draft LLRW license to WCS. Under the terms of this draft license, WCS is prohibited from accepting more than 20% of the volume shipped to the WCS site from outside the Texas Interstate Compact on Low-Level Radioactive Waste Management, which includes Texas and Vermont. This license contained several contingencies that must be resolved prior to the issuance of the final license, including a requirement that the DOE assume all rights, title and interest in the land, buildings and waste located at the facility that would be used to dispose of waste received from federal government sites. We cannot predict whether WCS will successfully resolve the contingencies related to the draft LLRW license, or whether the State of Texas will issue a final license to WCS. In addition, WCS recently received a separate license to permanently dispose of 11e(2) materials at its facility.

Employees

        As of June 30, 2008, we had more than 5,000 employees, including approximately 1,150 scientists and engineers and over 400 radiation and safety professionals. With the acquisition of RSMC in June 2007, approximately 3,000 of these employees are in the United Kingdom. These employees are associated with RSMC's contract with the NDA to operate the Magnox sites. Should RSMC no longer be under contract with the NDA to operate the Magnox sites, these individuals will no longer be employed by RSMC through its subsidiary, Magnox Electric Limited, with the exception of approximately 70 employees who would continue to be employed by RSMC. The NDA reimburses us for the salaries and benefits of all RSMC employees. A significant portion of our workforce in the United Kingdom is unionized, and we have annual agreements that cover most of the RSMC employees, which are negotiated in conjunction with the NDA. A majority of our employees are skilled professionals, including nuclear scientists and engineers, hydrogeologists, engineers, project managers, health physics technicians, environmental engineers and field technicians. At the Hanford, Washington, Oak Ridge, Tennessee, and Paducah, Kentucky, DOE sites that we manage, approximately 180 of our employees are represented by labor unions. In addition to our own employees, we manage over 1,000 DOE site employees through various Tier 1 arrangements at DOE sites, a portion of whom belong to unions. Our labor relations with those employees represented by labor unions at Hanford are governed under a site stabilization agreement, which will expire when the D&D services at Hanford are complete. We have five separate collective bargaining agreements at Oak Ridge, one of which will expire on April 1, 2011 and the remaining four of which will expire on June 22, 2009. Our collective bargaining agreement relating to the Paducah site will expire on July 31, 2010.

Properties

        At June 30, 2008, we owned seven properties, leased 24 properties and operated one property pursuant to a long-term lease with the State of South Carolina. The following table provides summary information of our owned and leased real property, inclusive of renewal options:

Property	Segment	Use	Space	Lease Expiration
Owned
Barnwell, South Carolina	LP&D	Materials processing and packing	1,719 acres	N/A
Clive, Utah	LP&D	Treatment and disposal facility	1,557 acres	N/A
Columbia, South Carolina	Commercial Services	Maintenance facility	16 acres	N/A
Kingston, Tennessee—Gallaher Road	LP&D	Waste processing operations	79 acres	N/A
Memphis, Tennessee	LP&D	Waste processing operations	13 acres	N/A
Oak Ridge, Tennessee	LP&D	Metals manufacturing and fabrication	11 acres	N/A
Oak Ridge, Tennessee—Bear Creek	LP&D	Waste processing operations	45 acres	N/A
Leased
Aiken, South Carolina	Federal Services	General office space	1,625 sq ft.	1/31/2011
Albuquerque, New Mexico	Federal Services	General office space	6,000 sq ft.	10/31/2009
Brampton, Ontario	LP&D	General office space	14,202 sq ft.	2/28/2010
Brossard, Québec	LP&D	General office space	1,500 sq ft.	Monthly
Campbell, California	Federal Services and Commercial Services	General office space	5,570 sq ft.	12/31/2012
Columbia, South Carolina	Commercial Services	General office space	17,789 sq ft.	8/31/2013
Cumbria, United Kingdom	International	General office space	438 sq ft.	11/30/2008
Didcot Oxfordshire, United Kingdom	International	General office space	3,735 sq ft.	3/28/2010
Englewood, Colorado	Federal Services	Proposal center	10,683 sq ft.	9/30/2013

Germantown, Maryland	Federal Services	General office space	10,091 sq ft.	5/31/2009
Grand Junction, Colorado	Federal Services	General office space	550 sq ft.	2/28/2011
High Point, North Carolina	LP&D	General office space	288 sq ft.	Monthly
Idaho Falls, Idaho	Federal Services	General office space	7,035 sq ft.	4/30/2010
Laurel, Maryland	Federal Services and Commercial Services	General office space	41,364 sq ft.	12/31/2009
Los Alamos, New Mexico	Federal Services	General office space	6,471 sq ft.	3/31/2013
New Milford, Connecticut	Commercial Services	General office space	9,000 sq ft.	9/30/2009
Oak Ridge, Tennessee	Federal Services	General office space	4,127 sq ft.	3/30/2011
Oak Ridge, Tennessee	Commercial Services	General office space	10,571 sq ft.	6/30/2010
Oak Ridge, Tennessee—Commerce Park	Federal Services and Commercial Services	General office space	23,891 sq ft.	3/31/2014
Richland, Washington	Federal Services and Commercial Services	General office space	38,500 sq ft.	9/30/2013
Salt Lake City, Utah	All	Corporate offices	36,578 sq ft.	12/31/2012
Wampum, Pennsylvania	Commercial Services	Alaron processing facility	2,125 sq ft.	Monthly
Washington, D.C.	Federal Services and Commercial Services	General office space	14,388 sq ft.	12/14/2009
Washington, D.C.	Federal Services and Commercial Services	General office space	5,035 sq ft.	9/30/2017
Operating Rights
Barnwell, South Carolina	LP&D	Treatment and disposal facility	235 acres	4/5/2075

Legal Proceedings

        We have engaged in discussions with Sogin, SpA, the Italian state-owned utility company, to provide D&D and radioactive materials management services in support of the clean-up of Sogin's nuclear facilities. Our pending license application with the NRC to import material from Italy, to process it at our facility in Tennessee and to dispose of a limited amount of the residual Class A material at our Clive facility in Utah has generated local and national expressions of opposition. We believe our license application is consistent with all applicable laws and regulations and with past practices. Moreover, the Italian material—metals, paper and clothing—is the same type of material that we handle every day from the domestic nuclear industry.

        The NRC has issued numerous licenses over the past 10 years allowing the importation of LLRW to be processed and ultimately disposed at our Clive facility. Under these licenses, our Clive Facility has received Class A LLRW originating in Germany, Canada, France, Taiwan and the United Kingdom.

        The States of Tennessee and Utah have confirmed to the NRC that the proposed Italian project is consistent with the licenses and permits issued by those states. However, the governor of the State of Utah announced on April 23, 2008, that he would send his representative to the May 8, 2008 meeting of the Northwest Compact, to vote against any proposal that would allow us to receive international waste at our Clive facility.

        On May 5, 2008, we filed a declaratory judgment action in the U.S. District Court of Utah asking the court to declare that (i) the Northwest Compact does not have regulatory authority over our Clive facility, which is a private commercial facility rather than a regional facility created by the Northwest

Compact, (ii) the U.S. Constitution does not allow the Northwest Compact to discriminate between identical domestic and foreign materials handled at our Clive facility and (iii) any effort by the Northwest Compact to restrict our receipt of foreign LLRW is pre-empted by federal statutes and regulations.

        At the Northwest Compact meeting on May 8, 2008, the representatives of the eight member states of the Northwest Compact unanimously adopted a clarifying resolution proposed by the Utah committee member, clarifying that the Northwest Compact has never adopted a resolution permitting us to receive international waste at our Clive facility. We continue to believe that the Northwest Compact does not have regulatory authority over our Clive facility, and that the U.S. Constitution and federal law do not permit the Northwest Compact, to prohibit us from receiving international waste at our Clive facility. We intend to vigorously prosecute this declaratory judgment action, but we do not believe we will be able to process and dispose of any radioactive materials contemplated by the Italian initiative during 2008.

        In addition, on June 10, 2008, the State of Utah filed a timely petition with the NRC opposing issuance of our import and export licenses and requesting that the NRC conduct a hearing. Separately, on June 10, 2008, multiple organizations, most of which are from Tennessee, filed a petition that also opposes the licenses and requests that the NRC conduct a hearing in "Middle Tennessee." On July 10, 2008, we filed answers with the NRC opposing the petitions and hearing requests. The NRC is expected to decide whether or not to conduct a hearing in the near future.

Regulation

Applicable U.S. Statutes

        We operate in a highly regulated industry, and are subject to extensive and changing laws and regulations administered by various federal, state and local governmental agencies, including those governing radioactive materials and environmental and health and safety matters. Some of the laws affecting us include, but are not limited to, the AEA, the Resource Conservation and Recovery Act of 1976, or RCRA, the Energy Reorganization Act of 1974, or ERA, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the Hazardous Materials Transportation Act, the Uranium Mill Tailings Radiation Control Act, the Hazardous Waste Transportation Act, the Low-Level Radioactive Waste Policy Act, the Nuclear Waste Policy Act of 1982, or NWPA, the Utah Radiation Control Act, the Utah Air Conservation Act, the Utah Solid and Hazardous Waste Act, the Utah Water Quality Act, the Tennessee Radiological Health Service Act, the South Carolina Radiation Control Act, the South Carolina Radioactive Waste Transportation and Disposal Act, the Tennessee Solid Waste Disposal Act, the Federal Water Pollution Control Act, or the Clean Water Act, the Clean Air Act of 1970, as amended, or the Clean Air Act, the Toxic Substances Control Act of 1976, or TSCA, the Federal Insecticide, Fungicide and Rodenticide Act, the Oil Pollution Act of 1990 and the Occupational Safety and Health Act; each as from time to time amended.

        The AEA and the ERA authorize the NRC to regulate the receipt, possession, use and transfer of radioactive materials, including "source material," "special nuclear material" and "by-product material." Pursuant to its authority under the AEA, the NRC has adopted regulations that address the management, treatment, and disposal of LLRW, and that require the licensing of LLRW disposal sites by NRC or states that have been delegated authority to regulate low-level radioactive material under Section 274 of the AEA. Nearly all of our nuclear related licenses are overseen by Agreement States (i.e., a state to which the NRC has delegated some authority). Our primary regulators are government agencies of the States where our processing and disposal facilities are located, namely Utah, South Carolina and Tennessee.

        RCRA, as amended by the Hazardous and Solid Waste Amendments of 1984, or HSWA, provides a comprehensive framework for the regulation of the generation, transportation, treatment, storage and disposal of hazardous and solid waste. The intent of RCRA is to control hazardous and solid wastes from the time they are generated until they are properly recycled or treated and disposed. As applicable to our operations, RCRA prohibits improper hazardous waste disposal and imposes criminal and civil liability for failure to comply with its requirements. RCRA requires that hazardous waste generators, transporters and operators of hazardous waste treatment, storage, and disposal facilities meet strict standards set by government agencies. In certain circumstances, RCRA also requires operators of treatment, storage and disposal facilities to obtain and comply with RCRA permits. The Land Disposal Restrictions developed under the HSWA prohibit land disposal of specified wastes unless these wastes meet or are treated to meet Best Demonstrated Available Technology, or BDAT, treatment standards, unless certain exemptions apply. In the same way that the NRC may delegate authority under the AEA, the EPA may delegate some federal authority under RCRA to the states.

        TSCA provides the EPA with the authority to regulate over 60,000 commercially produced chemical substances. The EPA may impose requirements involving manufacturing, record keeping, reporting, importing and exporting. TSCA also established a comprehensive regulatory program, analogous to the RCRA program for hazardous waste, for the management of polychlorinated biphenyls.

        The Clean Water Act, regulates the discharge of pollutants into streams and other waters of the United States (as defined in the statute) from a variety of sources. If wastewater or runoff from our facilities or operations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges.

        The Clean Air Act empowers the EPA and the states to establish and enforce ambient air quality standards and limits of emissions of pollutants from facilities. This has resulted in tight control over emissions from technologies like incineration, as well as dust emissions from locations such as waste disposal sites.

        The processing, storage, and disposal of high-level radioactive waste (e.g., spent nuclear fuel) are subject to the requirements of the NWPA, as amended by the NWPA Amendments. These statutes regulate the disposal of high-level radioactive waste by establishing procedures and schedules for the DOE to site geologic repositories for such waste, and such repositories are to be licensed by the NRC. The NRC has issued regulations that address the storage and disposal of high-level radioactive waste, including storage and transportation of such waste in dry casks and storage at Independent Spent Fuel Storage Installations.

Applicable U.K. Statutes

        Through our subsidiary RSMC and our acquisition of Safeguard International Solutions Ltd, we are subject to extensive and changing laws and regulations in the United Kingdom. Some of the laws affecting us include, but are not limited to, the Nuclear Installations Act 1965, the Health and Safety at Work Act 1974, the Radioactive Substances Act 1993, or RSA 1993, the Environment Act 1995, the 2004 Energy Act and the Electricity Act 1989.

        The Nuclear Installations Act 1965 governs the construction and operation of nuclear installations, including fuel cycle facilities, in the United Kingdom. The Health and Safety at Work Act 1974 governs Health Protection at those installations.

        The RSA 1993 provides a comprehensive framework for the keeping and use of radioactive materials as well as accumulation and disposal of radioactive waste.

        The Environment Act 1995 created the Environment Agency in England and Wales and the Scottish Environment Protection Agency, or SEPA. Under the Environment Act 1995, these agencies enforce environmental protection legislation including the RSA 1993.

        The 2004 Energy Act established the NDA to ensure the decommissioning and clean-up of Britain's civil public sector nuclear sites including the sites operated by RSMC.

The U.S. Regulatory Environment

        The State of Utah regulates our operations at our Clive disposal facility. Our Utah licenses include our Clive facility's primary radioactive materials license (UT2300249) and our 11e(2) by-product license (UT2300478), which is currently in timely renewal (which allows us to operate under the terms of our prior license until a new license is issued). Four different divisions of the Department of Environmental Quality regulate this facility with approximately 14 employees devoted to the facility. The Division of Radiation Control, or DRC, and the Division of Solid and Hazardous Waste regulate our ability to receive LLRW, NORM/NARM, 11e(2) and MLLW. Additionally, the Division of Water Quality and the Division of Air Quality also regulate the facility. The site is inspected daily to ensure strict compliance with all Utah regulations. The DRC also requires us to provide financial assurance for the decommissioning or "closure" of our Clive facility, including areas that are closed on an ongoing basis. The adequacy of the funding provided is reviewed annually to assure that adequate financial resources are set aside and maintained to fund any required on-site clean-up activities. Finally, we also maintain nine Tooele County, Utah Conditional Use Permits for the facility.

        The South Carolina Department of Health and Environmental Control, or DHEC, regulates our South Carolina operations through multiple groups, including the Division of Waste Management, the Bureau of Air Quality, and the Bureau of Water. Our licensed operations in South Carolina include the Barnwell disposal facility (the license is currently in timely renewal), the Calibration Laboratory, the Nuclear Services Support Facility, the Barnwell Environmental and Dosimetry Lab and the Chem-Nuclear Systems, Service Operations Division. The DHEC has staff specifically devoted to the regulation of our facilities which continually inspects us and assures that we fully comply with all regulations. We lease the Barnwell site from the State of South Carolina and under the terms of the Atlantic Compact. As part of that lease and as part of its regulatory oversight, South Carolina requires us to contribute to a long-term care fund for the site and maintain decommissioning or closure assurance. Since July 1, 2008, the Barnwell facility only can accept waste generated in the Atlantic Compact States of Connecticut, New Jersey and South Carolina.

        The Tennessee Department of Environment and Conservation, or TN DEC, regulates our Tennessee operations. Multiple groups within the TN DEC regulate our operations including the Division of Radiological Health, the Division of Solid Waste Management and the Division of Water Pollution Control. The TN DEC has staff that continually oversees our facilities and also requires each facility to provide decommissioning assurance. Several of our Tennessee licenses are currently in timely renewal.

        When we engage in the transportation of hazardous/radioactive materials, we are subject to the requirements of the Hazardous Materials Transportation Act, as amended by the Hazardous Materials Transportation Uniform Safety Act. Pursuant to these statutes, the United States Department of Transportation regulates the transportation of hazardous materials in commerce. Our wholly-owned subsidiary, Hittman, is our primary shipping operation. Shippers and carriers of radioactive materials must comply with both the general requirements for hazardous materials transportation and with specific requirements for the transportation of radioactive materials. Many states also regulate our shipping business including California, Colorado, Florida, Georgia, Idaho, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

        We are also regulated by the federal government—including by the NRC and EPA. The NRC regulates us regarding the certification of casks used to transport waste and regarding operations in non-Agreement States. We have multiple current Certificates of Compliance, or CoCs, which allow us to manufacture and sell radioactive material packages for the storage and transportation of radioactive material, including dry casks for spent nuclear fuel. These CoCs permit the use of these packages by third parties as well as for our own transportation needs. The NRC requires us to maintain a Quality Assurance program associated with these CoCs. Furthermore, the NRC regulates several nuclear materials licenses which facilitate our work at worksites other than those located in South Carolina, Tennessee or Utah. These licenses do not have any decommissioning requirements.

        To the extent we engage in the storage, processing, or disposal of mixed waste, the radioactive components of the mixed waste are subject to NRC regulations promulgated under the AEA. The EPA, under RCRA, regulates the hazardous components of the waste. To the extent that these regulations have been delegated to the states, the states may also regulate mixed waste.

        Under RCRA, wastes are classified as hazardous either because they are specifically listed as hazardous or because they display certain hazardous characteristics. Under current regulations, waste residues derived from listed hazardous wastes are considered hazardous wastes unless they are delisted through a formal rulemaking process that may last a few months to several years. For this reason, waste residue that is generated by the treatment of listed hazardous wastes, including waste treated with our vitrification technologies, may be considered a hazardous waste without regard to the fact that this waste residue may be environmentally benign. Full RCRA regulation would apply to the subsequent management of this waste residue, including the prohibition against land disposal without treatment in compliance with BDAT. In some cases, there is no current technology to treat mixed wastes, although EPA policy places these wastes on a low enforcement priority. Our ownership and operation of treatment facilities also exposes us to potential liability for clean-up of releases of hazardous wastes under RCRA.

        Operators of hazardous waste treatment, storage and disposal facilities are required to obtain RCRA Part-B permits from the EPA or from states authorized to implement the RCRA program. We have developed procedures to ensure compliance with RCRA permit provisions at our Bear Creek facility, including procedures for ensuring appropriate waste acceptance and scheduling, waste tracking, manifesting and reporting and employee training.

        CERCLA effectively imposes strict, joint and several retroactive liabilities upon owners or operators of facilities where a release of hazardous substances occurred, the parties who generated the hazardous substances released at the facilities and parties who arranged for the transportation of hazardous substances to these facilities.

        Because we own and operate vitrification, storage, incineration and metal processing facilities, we are exposed to potential liability under CERCLA for releases of hazardous substances into the environment at those sites. If we use off-site storage or disposal facilities for final disposition of the glass and other residues from our vitrification, incineration and other treatment processes, or other hazardous substances relating to our operations, we may be subject to clean-up liability under CERCLA, and we could incur liability as a generator of these materials or by virtue of having arranged for their transportation and disposal to such facilities. We have designed our processes to minimize the potential for release of hazardous substances into the environment. In addition, we have developed plans to manage and minimize the risk of CERCLA or RCRA liability by training operators, using operational controls and structuring our relationships with the entities responsible for the handling of waste materials and by-products.

        Certain of our facilities are required to maintain permits under the Clean Water Act, the Clean Air Act and corresponding state statutes. The necessity to obtain such permits depends upon the facility's location and the expected emissions from the facility. A state may require additional state licenses or approvals. Further, many of the federal regulatory authorities described in this section have been delegated to state agencies; accordingly, we hold the required licenses, permits and other approvals from numerous states.

        We believe that our treatment systems effectively trap particulates and prevent hazardous emissions from being released into the air, the release of which would violate the Clean Air Act.

However, our compliance with the Clean Air Act may require additional emission controls and restrictions on materials stored, used and incinerated at existing or proposed facilities in the future.

        Many of the government agencies overseeing our operations require us to regularly monitor the impacts of our operations on the environment, and to periodically report the results of such monitoring. The costs associated with required monitoring activities have not been, and are not expected to be, material. In complying with existing environmental regulations in past years, we have not incurred material capital expenditures. We do not expect to incur material capital expenditures in future periods. However, we could be required to remediate any adverse environmental conditions discovered in the future.

        OSHA provides for the establishment of standards governing workplace safety and health requirements, including setting permissible exposure levels for hazardous chemicals that may be present in mixed wastes. We must follow OSHA standards, including the preparation of material safety data sheets, hazardous response training and process safety management, as well as various record-keeping disclosure and procedural requirements. The NRC also has set regulatory standards for worker protection and public exposure to radioactive materials or wastes that we adhere to. See "—Safety."

        The Northwest Compact has asserted authority over our Clive facility and restrictions over our ability to import foreign LLRW for disposal at the facility. We have filed for a declaratory judgment action in the U.S. District Court in Utah seeking an order that the Northwest Compact does not have jurisdictional or regulatory authority over our Clive facility and that the Northwest Compact may not discriminate between domestic and foreign materials. See "—Legal Proceedings."

The U.K. Regulatory Environment

        Through our subsidiary RSMC, we hold the contracts and licenses to operate and decommission 22 reactors at 10 sites in the United Kingdom. Four of these reactors are operating and 18 are in various stages of decommissioning. Approximately 3,000 employees in the United Kingdom operate these sites and are subject to the U.K. regulatory environment. Through our acquisition of Safeguard International Solutions Ltd., we also have other operations in the United Kingdom that are also subject to this regulatory environment.

        The Health and Safety Executive, or HSE, is responsible for licensing nuclear installations. The HM Nuclear Installations Inspectorate, or NII, which is part of the Nuclear Directorate of the HSE, ensures that nuclear installations comply with all statutory safety requirements. The NII staff regularly inspects our facilities to confirm that the relevant licensing requirements are met throughout the life of the facility, including decommissioning.

        The Environment Agency in England and Wales and SEPA in Scotland have extensive powers and statutory duties to improve and protect the environment across England, Wales and Scotland. The Environmental Protection Directorate of the Environmental Agency regularly inspects and regulates our facilities in England and Wales to confirm compliance with regulations regarding radioactive substances, integrated pollution control, waste regulation and water quality. SEPA fulfills a similar function in Scotland. Memoranda of Understanding between the Environment Agency/SEPA and the HSE facilitate effective coordination between the multiple agencies regarding overlapping functions.

        Under the Energy Act 2004, the NDA was given responsibility for the operation, clean-up and decommissioning of 20 civic public sector nuclear sites, including reactor facilities used for the storage, disposal or treatment of hazardous material. We are operating or decommissioning 22 of the reactors for the NDA at these sites. Accordingly, we serve as a prime contractor for the NDA.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the names and ages of our directors and executive officers. The descriptions below include each such person's service as a board member of us and our predecessors.

Name	Age	Position
R Steve Creamer	56	Chairman and Chief Executive Officer
Alan E. Goldberg	53	Director
Robert D. Lindsay	53	Director
Lance L. Hirt	40	Director
Andrew S. Weinberg	34	Director
Robert J.S. Roriston	48	Director
Jordan W. Clements	51	Director
J.I. Everest, II	51	Vice Chairman and Director
E. Gail de Planque	63	Director
David B. Winder	69	Director
Val J. Christensen	55	Executive Vice President, General Counsel and Secretary
Raul A. Deju	62	President and Chief Administrative Officer
Alan M. Parker	55	Executive Vice President and Chief Operating Officer
Philip O. Strawbridge	53	Executive Vice President and Chief Financial Officer

        R Steve Creamer. Mr. Creamer has been our Chief Executive Officer and a member of the Board of Directors since 2005 and became Chairman of the Board in November 2007. Mr. Creamer joined our predecessor, Envirocare of Utah, in 2005 as its Chief Executive Officer. Mr. Creamer began his career with the State of Utah as an engineer with the Department of Environmental Quality. From 1976 to 1991, he was the President of Creamer and Noble Engineers, a consulting engineering firm. From 1990 to 1997, he was the Chief Executive Officer and minority partner of ECDC Environmental, an industrial waste firm. In 1997, Mr. Creamer, Dr. Deju and Mr. Everest founded ISG Resources, Inc. after acquiring JTM Industries from Laidlaw. In 2002, Headwaters Incorporated acquired ISG and Mr. Creamer became an officer and board member of Headwaters Incorporated. In 2003, Mr. Creamer and Mr. Everest founded Western Pacific Group, a small private equity fund focused on making long-term investments in a wide cross section of companies. Mr. Creamer holds a B.S. degree in Civil & Environmental Engineering from Utah State University.

        Alan E. Goldberg. Mr. Goldberg has served on our Board of Directors since 2005. Mr. Goldberg co-founded Lindsay Goldberg in 2001. Previously, he served as Chairman and Chief Executive Officer of Morgan Stanley Private Equity from February 1998 to January 2001. Mr. Goldberg spent a total of 22 years at Morgan Stanley, including his last 17 years at Morgan Stanley Private Equity, where, together with Robert D. Lindsay, he played an integral role in founding the business in 1984. Mr. Goldberg holds a B.A. in Philosophy and Economics from New York University, an M.B.A. from the New York University Graduate School of Business and a J.D. from Yeshiva University. Mr. Goldberg is a Director of the Smurfit Stone Corporation, FSB Global Holdings, Inc. (the parent of Fresh Start Bakeries, Inc.), FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC, PetroLogistics, LLC, Continental Energy Systems LLC, Intermex Holdings, Inc., Brock Holdings, LLC, Brightstar Corp. and Rosetta LLC. He also serves as a Trustee of Yeshiva University.

        Robert D. Lindsay. Mr. Lindsay has served on our Board of Directors since 2005. Mr. Lindsay co-founded Lindsay Goldberg in 2001. Previously, he was the Managing General Partner of Bessemer Holdings and, prior to joining Bessemer Holdings in 1991, he was a Managing Director at Morgan Stanley Private Equity, where, together with Alan E. Goldberg, he played an integral role in founding the business in 1984. Mr. Lindsay holds a B.A. in English and American Literature and Language from

Harvard College and an M.B.A. from Stanford University. He is President and CEO of Bessemer Securities LLC as well as a director of The Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Mr. Lindsay also serves as a Director of FSB Global Holdings, Inc. (the parent of Fresh Start Bakeries, Inc.), Pike Electric, Inc., FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC, PetroLogistics, LLC, Continental Energy Systems LLC, Intermex Holdings, Inc., Brock Holdings, LLC, Bell Nursery Holdings LLC, Brightstar Corp. and Rosetta LLC. He also serves as a Trustee of the Cold Spring Harbor Biological Laboratory and St. Paul's School in Concord, New Hampshire.

        Lance L. Hirt. Mr. Hirt has served on our Board of Directors since 2005 and served as Chairman of the Board until November 2007. Mr. Hirt is a partner at Lindsay Goldberg. Prior to joining Lindsay Goldberg in 2003, Mr. Hirt was a Managing Director at Morgan Stanley where he spent nine years in the mergers and acquisitions department advising a broad range of general industrial clients. Mr. Hirt began his career as a management consultant at Touche Ross & Co. and subsequently practiced law at Sullivan & Cromwell LLP in New York. Mr. Hirt graduated from Yeshiva College with a B.A. in Economics and received his M.B.A. and J.D. from Harvard University. He currently serves as a Director of Brock Holdings, LLC, Brightstar Corp. and PetroLogistics LLC. He also serves as a Trustee of Yeshiva University in New York City.

        Andrew S. Weinberg. Mr. Weinberg has served on our Board of Directors since 2005. Mr. Weinberg is a principal at Lindsay Goldberg, which he joined in 2003. Prior thereto, he was an Associate at Goldman Sachs in the Principal Investment Area. Mr. Weinberg began his career at Morgan Stanley in the mergers and acquisitions department in New York and in the leveraged finance group in London. Mr. Weinberg earned his A.B. in Economics and History from Dartmouth College and an M.B.A. from Stanford University. He currently serves as a Director of Brock Holdings, LLC, Brightstar Corp. and PetroLogistics LLC.

        Robert J.S. Roriston. Mr. Roriston has served on our Board of Directors since our initial public offering in November 2007. Mr. Roriston is a partner at Lindsay Goldberg, which he joined in 2001. He worked at Bessemer Holdings from 1988 to 2001 and at KPMG Peat Marwick. Mr. Roriston is a Chartered Accountant, having graduated from the University of Witwatersrand with Bachelor of Commerce and Bachelor of Accounting degrees. Mr. Roriston is a Director of Pride Manufacturing Company LLC and Maine Beverage Company, LLC. Mr. Roriston also serves as a Trustee at the Tilton School in Tilton, New Hampshire. He received his M.B.A. from The Wharton School at the University of Pennsylvania.

        Jordan W. Clements. Mr. Clements has served on our Board of Directors since 2005. Mr. Clements has been the managing partner of Peterson Partners, a Salt Lake City-based private investment firm with over 30 principal investments, since its inception in 1995. Prior to co-founding Peterson Partners, Mr. Clements was a partner at Carr McClellan, a San Francisco Bay Area law firm, where he practiced corporate and business law, for approximately 13 years. His practice focused on building emerging companies in a broad range of industries. He has served on more than a dozen boards of directors of high growth businesses. Mr. Clements received a B.A. in English and a J.D. from Brigham Young University.

        J.I. Everest, II. Mr. Everest has been our Vice Chairman and a member of the Board of Directors since July 2007. Mr. Everest served as our Executive Vice President and Chief Financial Officer from 2005 until August 2007. He joined our predecessor, Envirocare of Utah, in 2005 as Chief Financial Officer. From 1989 to 1997, Mr. Everest was the Director of Finance and Corporate Development USPCI, a Union Pacific Corporation hazardous waste company. He became Vice President, Finance at ECDC in 1992 after its acquisition by USPCI and Laidlaw Environmental. In 1997, Mr. Everest, Mr. Creamer and Dr. Deju founded ISG Resources, Inc. after acquiring JTM Industries from Laidlaw. In 2002, Headwaters Incorporated acquired ISG and Mr. Everest became its Vice President of

Corporate Development and Treasurer. In 2003 Mr. Everest and Mr. Creamer founded Western Pacific Group, a small private equity fund focused on making long-term investments in a wide cross section of companies and real estate. Mr. Everest holds a B.B.A. from Southern Methodist University and an M.B.A. from the University of Texas.

        E. Gail de Planque. Dr. de Planque has served on our Board of Directors since our initial public offering in November 2007. Dr. de Planque has been President of Strategy Matters, Inc. since March 2000 and a director of Energy Strategists Consultancy Limited since May 1999, each of which provides consulting services to the energy and nuclear industries. Dr. de Planque has more than 35 years of experience in nuclear physics and industry regulation and is a Fellow of the American Association for the Advancement of Science, a Fellow and past President of the American Nuclear Society and a member of the National Academy of Engineering. She also has served as a Commissioner with the NRC and a Director of the DOE's Energy's Environmental Measurements Laboratory. Dr. de Planque is a Director of BHP Billiton PLC and BHP Billiton Limited, as well as a member of the Board of Trustees of Northeast Utilities. Dr. de Planque was formerly a director of BNFL Plc, BNG America, Inc. and Landauer, Inc. Dr. de Planque received an A.B. cum laude in Mathematics from Immaculata University, an M.S. in Physics from the New Jersey Institute of Technology and a Ph.D. in Environmental Health Science from New York University.

        David B. Winder. Mr. Winder has served on our Board of Directors since our initial public offering in November 2007. Mr. Winder was a certified public accountant with KPMG LLP, as an employee from 1963 to 1972 and as a partner from 1972 until his retirement in 1997. Since his retirement from KPMG, Mr. Winder was Executive Director, Department of Community and Economic Development for the State of Utah from March 1997 to April 2002 and Special Assistant to the Governor of the State of Utah from April 2002 to March 2004, where he was responsible for various projects following the Olympic Games in Salt Lake City. Since November 2002, Mr. Winder also has been a consultant to various for-profit and not-for-profit organizations. Mr. Winder is currently a director of Alsco, Inc., president of the board of directors and past chair of the audit and budget committee of the Utah Retirement Systems and Public Employees Health Program, and past president and current chair of the Utah chapter of the National Association of Corporate Directors (NACD). Mr. Winder received his A.B. in Social Sciences with highest honors from Stanford University.

        Val J. Christensen. Mr. Christensen has been an Executive Vice President and our General Counsel and Secretary since May 2006. From 1989 to 2006, Mr. Christensen served in various executive positions at FranklinCovey Co., eventually as Executive Vice President, General Counsel and Secretary as well as being a director. Prior to that, he was a partner at the law firm LeBoeuf, Lamb, Leiby & MacRae, where he handled commercial litigation and general business matters in the firm's Salt Lake City office from 1986 to 1989. Mr. Christensen is a director of Dynatronics, Inc. He received a B.A and J.D. from Brigham Young University.

        Raul A. Deju. Dr. Deju has been our President and Chief Administrative Officer since October 2006. Before joining EnergySolutions, Dr. Deju served as one of the founders, President and Chief Operating Officer of ISG Resources from 1997 to 2002, which was merged with Headwaters Incorporated, and stayed as President of Headwaters' Resources Group from 2002 to 2004. Prior thereto, he served as Western Regional President of Chemical Waste Management, Inc. and in senior executive positions at International Technology, Inc. (now Shaw Group) and at URS, Inc. Dr. Deju started his professional career with Gulf Oil Co. principally involved with its Uranium Mining subsidiary and later on at the DOE's Hanford Site. Dr. Deju served in Advisory Committee Roles with the U.S. Secretary of Commerce and the U.S. EPA Administrator. Dr. Deju received both his B.S. and his Ph.D. from the New Mexico Institute of Mining and Technology. Dr. Deju has served on the faculty of the University of California, the University of Pittsburgh, St. Mary's College and J. F. Kennedy University's M.B.A. Program and served as Chair of the Bi-national US-Mexico Environmental

Committee during the North American Free Trade Agreement's formative process. Dr. Deju was recognized as one of the 25 Most Influential Latinos in the San Francisco Bay Area and has received Congressional, State and City of San Francisco recognitions.

        Alan M. Parker. Mr. Parker has been an Executive Vice President and our Chief Operating Officer since November 2006. From 1997 to 2006, Mr. Parker served in various executive positions at CH2M Hill and related companies. From mid-2001 through early 2004, Mr. Parker served as the President and Chief Executive Officer of Kaiser Hill Company, LLC. In that capacity, Mr. Parker directed the clean-up activities of the Rocky Flats Closure Project in Colorado. During 2005 and through June 2006, Mr. Parker was the President and Chief Executive Officer of CH2M WG Idaho, LLC Company and was responsible for directing clean-up efforts at the DOE's Idaho National Laboratory. From 1980 through 1996, Mr. Parker held various project and senior management positions with Morrison Knudsen Company, a predecessor company of Washington Group International. From 1977 through 1979, Mr. Parker held engineering positions with Exxon Corporation and Atlantic Richfield Company. Mr. Parker is a professional engineer and holds a B.S. degree in engineering from the University of Idaho.

        Philip O. Strawbridge. Mr. Strawbridge has been an Executive Vice President and our Chief Financial Officer since August 2007. Previously he was the President of our International Group from March 2006 to August 2007. Prior to that, Mr. Strawbridge was the President and CEO of BNG America from October 1999, which was acquired by EnergySolutions in March 2006. From September 1995 through September 1999, Mr. Strawbridge was the Chief Financial and Administrative Officer of OHM Corporation and IT Corporation. From 1986 to September 1995, Mr. Strawbridge held various executive positions at Fluor Corporation including the Vice President, Government and Power Group. Mr. Strawbridge also held various executive positions with the U.S. General Services Administration from 1978 to 1985. Mr. Strawbridge began his career as a United States Marine and received his B.S. and J.D. from the University of Missouri.

Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our bylaws provide that our board of directors will consist of between one and 15 directors. The board is currently composed of 10 directors, two of whom are independent directors under the applicable rules of the NYSE.

        We currently avail ourselves of the "controlled company" exception under the corporate governance rules of the NYSE. Upon the consummation of this offering, we will no longer qualify as a "controlled company." Accordingly, within one year after consummation of this offering, our board will be comprised of a majority of "independent directors," and our compensation committee and nominating and corporate governance committee will be composed entirely of "independent directors" as defined under the rules of the NYSE.

Committees of the Board of Directors

        Our board of directors has the authority to appoint committees to perform certain management and administration functions.

Audit Committee

        We have an audit committee that has responsibility for, among other things:

  •
  overseeing management's maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

  •
  overseeing management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

  •
  reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

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  appointing and evaluating the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

        Mr. Winder, Dr. de Planque and Mr. Everest serve on the audit committee, with Mr. Winder serving as the committee's chair and "financial expert," as that term is defined by the applicable SEC and NYSE rules. We will appoint a new independent member to our audit committee by November 14, 2008 to replace Mr. Everest so that all of our audit committee members will be independent as such term is defined under applicable SEC and NYSE rules. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

        We have a compensation committee that has responsibility for, among other things:

  •
  reviewing key employee compensation policies, plans and programs;

  •
  monitoring performance and compensation of our employee-directors, officers and other key employees;

  •
  preparing recommendations and periodic reports to the board of directors concerning these matters; and

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  administering the incentive program referred to under "—2007 Equity Incentive Plan" below.

        Messrs. Hirt, Clements and Roriston serve on the compensation committee, with Mr. Hirt serving as the chair of the compensation committee. In accordance with NYSE rules, we will be required to (i) add an independent member to the compensation committee upon the consummation of this offering, (ii) have a majority of independent members on the compensation committee within 90 days after the consummation of this offering and (iii) have a compensation committee with only independent members within one year after the consummation of this offering.

Nominating and Corporate Governance Committee

        We have a nominating and corporate governance committee that has responsibility for, among other things:

  •
  recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

  •
  considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

  •
  considering and recommending to the board other actions relating to corporate governance.

        Dr. de Planque and Messrs. Weinberg and Winder serve on the nominating and corporate governance committee, with Dr. de Planque serving as the chair of the nominating and corporate governance committee. We will appoint a new independent member to our nominating and corporate committee within one year following the consummation of this offering to replace Mr. Weinberg so that all of our nominating and corporate governance committee members will be independent under NYSE rules.

Corporate Responsibilities Committee

        We have a corporate responsibilities committee that has responsibility for, among other things:

  •
  assisting the board in fulfilling its responsibilities to oversee and monitor our policies, procedures and programs with respect to regulatory compliance, environmental, health and safety matters and all other enterprise risk management matters not assigned to the audit committee pursuant to its charter;

  •
  review and monitor our support of charitable, civic, educational and philanthropic contributions and activities; and

  •
  review and take action as appropriate concerning current and emerging strategic issues and trends relating to corporate citizenship and responsibility.

        Messrs. Clements, Hirt, Winder and Everest serve on the corporate responsibilities committee, with Mr. Clements serving as the chair of the corporate responsibilities committee.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

        Directors who are employees of EnergySolutions, Inc. or its subsidiaries or affiliated with Lindsay Goldberg or Peterson Partners will receive no compensation for service as members of either the board of directors or board committees. All other directors will be paid:

  •
  a base annual retainer of $50,000 in cash;

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  a grant of our restricted common stock equal to $75,000 divided by the closing price of our common stock on the date of the grant;

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  an additional annual retainer of $10,000 in cash to each director who is a chair of a committee; and

  •
  a fee of $1,250 for each committee meeting attended.

        We will reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Code of Ethics

        Our board of directors adopted a code of ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics is publicly available on our website at www.energysolutions.com. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Compensation Discussion and Analysis

        The goal of our named executive officer compensation program is the same as our goal for operating the company—to create long-term value for our stockholders. To this end, we have designed and implemented our compensation programs for our named executives to reward them for sustained financial and operating performance and leadership excellence, to align their interests with those of our stockholders and to encourage them to remain with us for long and productive careers. Most of our compensation elements simultaneously fulfill one or more of our performance, alignment and retention objectives. These elements consist of salary and annual bonus, equity incentive compensation, a long-term performance program driven by the achievement of objective financial performance criteria and retirement and other benefits. In deciding on the type and amount of compensation for each executive, we focus on both current pay and the opportunity for future compensation. We combine the compensation elements for each executive in a manner we believe optimizes the executive's contribution to us.

Executive Summary

        This section explains the executive compensation program of EnergySolutions, Inc. as it relates to the following "named executive officers:"

R Steve Creamer	Chief Executive Officer
Philip O. Strawbridge	Executive Vice President and Chief Financial Officer
J.I. Everest, II	Vice Chairman
Raul J. Deju	President and Chief Administrative Officer
Alan M. Parker	Executive Vice President and Chief Operating Officer

        In 2005, the Sponsors and certain of our senior employees formed ENV Holdings LLC. ENV acquired Envirocare of Utah, Inc., predecessor in interest to EnergySolutions, LLC, which thereafter acquired several enterprises engaged in the nuclear waste and nuclear fuel industries. The acquired companies now comprise the business operations of EnergySolutions, Inc. In late 2007, we were formed and ENV converted its ownership of EnergySolutions, LLC into shares of our common stock, selling a portion of its shares in our initial public offering in November 2007. ENV currently owns approximately 62% of our common stock and ENV's sole asset is its shares of our common stock, other than cash which is used to pay for legal, accounting and other administrative expenses and to make tax distributions to certain members.

        Prior to our initial public offering, each of the named executive officers was employed by EnergySolutions, LLC, 100% of whose equity was owned by ENV. In 2005 and 2006, the named executive officers acquired Membership Units or were granted Profit Interests in ENV pursuant to their individual employment agreements. "Membership Units" refers to the number of partnership units an individual owns in ENV, i.e., one Membership Unit is essentially the equivalent of one share of ownership in ENV. "Profit Interests" refers to ownership interests in ENV that entitle an individual only to a percentage of the future profits and future appreciation of ENV. The Profit Interests allocate a percentage of the cash distributions above certain cumulative cash distribution thresholds. Therefore, the aggregate economic ownership by each member varies based on our stock price, which will determine if certain thresholds are met. While these Membership Units and Profit Interests are not directly convertible into our common stock or any other of our equity securities, ENV may distribute its shares of our common stock to holders of Membership Units and Profit Interests. Our board of directors considered each of the named executive officer's current Membership Units and/or Profit Interests in ENV in determining the equity awards granted to each such executive officer at the time of our initial public offering.

        Because the named executive officers hold significant Membership Units and/or Profit Interests in ENV and/or in entities above ENV whose only asset is ownership of ENV, their equity interests in us are substantial. The following table identifies each named executive officer's percentage equity ownership in ENV, including ownership in entities above ENV whose only asset is ownership in ENV, and the resulting percentage beneficial ownership of our common stock:

Name	Equity Ownership in ENV (%)(1)(2)		Approximate Beneficial Ownership in Company Stock (%)(3)	Approximate Beneficial Ownership in Company Stock After Offering (%)(1)(3)(4)
R Steve Creamer	10.26	(5)	6.39	2.70
Philip O. Strawbridge	0.38		0.24	0.09
J.I. Everest, II	5.36	(5)	3.34	1.37
Raul J. Deju	0.66		0.41	0.17
Alan M. Parker	0.28		0.17	0.09

    (1)
    Percentage of equity interests in ENV calculated using the closing share price of our common stock as of June 30, 2008, which was $22.35.

    (2)
    Includes beneficial ownership in entities whose only asset is ownership in ENV.

    (3)
    Calculated based on the number of common shares outstanding as of June 30, 2008.

    (4)
    Assumes no exercise of the underwriters' over-allotment option in this offering.

    (5)
    Mr. Creamer's and Mr. Everest's Membership Units are held by Creamer Investments, Inc., of which Mr. Creamer owns 35%, Mr. Creamer's children own a total of 45%, and Mr. Everest owns 20%. Mr. Creamer's and Mr. Everest's Profit Interests are held in trust.

        Due to their significant interest in ENV, the named executive officers have a large beneficial ownership in us which encourages them to drive our performance and create stockholder value. The interests of the named executive officers are directly linked to how well we perform and, thus, are directly tied to stockholders' interests. Upon completion of ENV's sale of shares in this offering, the named executive officers' beneficial interests in our company will be reduced. Accordingly, we may, in the future, grant additional equity awards to our named executive officers and other employees to increase their incentive to create stockholder value.

        Prior to our initial public offering, compensation for the named executive officers was determined by the board of managers of EnergySolutions, LLC, our predecessor, subject to an individual employment agreement with each named executive officer. For each year subsequent to 2007, the compensation committee of our board of directors will determine, subject to the employment agreements, the compensation for the named executive officers, including any equity awards that each will be granted pursuant to the EnergySolutions, Inc. 2007 Equity Incentive Plan, or 2007 Plan, and annual incentive compensation pursuant to our Executive Bonus Plan, or Bonus Plan. As of June 30, 2008, the only equity awards granted to the named executive officers have been non-qualified stock options granted at the time of our initial public offering.

Executive Compensation Objectives

        Our goal for executive compensation is to attract and retain a talented, entrepreneurial and creative team of executives who will provide the leadership for our growth and success in our dynamic, highly-specialized markets.

Executive Compensation Overview

        The compensation program for the named executive officers consists of the following four components:

  •
  Membership Units and/or Profit Interests held in ENV;

  •
  Equity awards issued pursuant to the 2007 Plan;

  •
  Other incentive compensation; and

  •
  Base salary.

        The named executive officers are also eligible to participate in our health and welfare programs, 401(k) plan, and other employee recognition programs on the same basis as other employees. Messrs. Creamer, Everest and Strawbridge were also paid an automobile allowance in fiscal 2007. These market competitive perquisites were provided as part of the negotiation to hire and retain these individuals in their current positions.

Employment Agreements with Named Executive Officers

        We entered into employment agreements with each named executive officer to attract each such named executive officers to his current position and assure his continued employment to provide stability in executive management through our infancy and high-growth phase.

        Base salary.    Each named executive officer's base salary is fixed in an employment agreement. Salary is determined by reference to the scope of each named executive officer's responsibilities and is intended to provide a basic level of compensation for performing the job expected of him. We believe that each named executive officer's base salary must be competitive in our industry and with the market generally with respect to the knowledge, skills and experience that are necessary for him to meet the requirements of his position.

        Annual performance bonus.    Annual performance bonuses are intended to compensate named executive officers for achieving our annual financial goals. Each named executive officer's employment agreement provides for an annual performance bonus that is determined through a formula based on our "actual EBITDA," as defined in the employment agreement, and our "budgeted EBITDA," as determined each year in the budget adopted by our board of directors. The performance bonus is calculated as a percentage of the executive officer's base salary. For 2007, if actual EBITDA equaled budgeted EBITDA, then each of the named executive officers would have received an annual performance bonus equal to a specified percentage of his base salary (referred to as a "target bonus"). If actual EBITDA was 80% or less of budgeted EBITDA, then no annual performance bonuses are paid. Maximum annual performance bonuses equal to a specified percentage of each named executive officer's base salary would have been paid if actual EBITDA was 110% or more of budgeted EBITDA. If actual EBITDA was more than 80% but less than 110% of budgeted EBITDA, then each of the named executive officers would have received an annual performance bonus that is interpolated as set forth in his employment agreement.

        In 2007, because our actual EBITDA fell short of our budgeted EBITDA, no bonus payments were made pursuant to the annual performance bonus. However, in addition to the incentive compensation targets set forth in the table below, the compensation committee and the board of directors retain discretion to award additional bonus payments to the named executive officers. In this regard, our board of directors approved discretionary incentive payments to the named executive officers with respect to 2007 to compensate them for their success, in among other things, acquiring and merging several entities important to our long-term strategy. See "—The Role of Cash Compensation—Incentive Compensation." Further details regarding the annual performance bonuses are set forth under "—Grants of Plan-Based Awards."

        The named executive officers' employment agreements provide that a portion of the annual performance bonus may be forfeited if any named executive officer fails to achieve "individual bonus objectives" that he discusses with the board of directors (in the case of the Chief Executive Officer) or with the Chief Executive Officer (in all other cases).

        The following table sets forth the base salary and maximum percentage of annual incentive compensation for 2007 allowed pursuant to each named executive officer's employment agreement, and the respective date of expiration:

Name	Base Salary ($)	Maximum Annual Incentive Compensation as a Percentage of Base Salary (%)		Expiration Date
R Steve Creamer	500,000	200		1/31/2010
Philip O. Strawbridge	450,000	120		3/23/2009	(1)
J.I. Everest, II	300,000	200		1/31/2010
Raul J. Deju	450,000	100	(2)	10/9/2009	(1)
Alan M. Parker	450,000	120		11/14/2009	(1)

    (1)
    In March 2008, the compensation committee approved an amendment to Messrs. Strawbridge's, Deju's and Parker's employment agreements to extend the term through December 31, 2011.

    (2)
    In March 2008, the compensation committee approved an amendment to Dr. Deju's employment agreement to increase the maximum percentage of base salary that could be paid as annual incentive compensation to 120%.

        Equity grants.    Each named executive officer's employment agreement provided for the grant of Membership Units and Profit Interests, as discussed above under "—Executive Summary." In addition, the employment agreements for the named executive officers other than Messrs. Creamer and Everest provided for the grant of stock options at the time of our initial public offering. Messrs. Deju's and Parker's employment agreements provide that the stock options granted to them at the time of our initial public offering will vest 25% on each of the first four anniversaries of the grant. Mr. Strawbridge's employment agreement provides that one-sixth of the stock options granted to him at the time of our initial public offering vested on the grant date with the remaining five-sixths vesting 25% on each of the first four anniversaries of the grant date. Any unvested stock options held by Messrs. Strawbridge, Deju or Parker will be forfeited upon termination of such executive officer's employment. However, if Mr. Strawbridge's employment is terminated by us for any reason other than cause (as defined in his employment agreement) or if he terminates his employment for good reason (as defined in his employment agreement), any unvested stock options will automatically vest.

        Retention payments.    The employment agreements for Messrs. Creamer and Everest provide that on the first anniversary of any change of control (as defined in the applicable employment agreement), so long as each of Messrs. Creamer and Everest remains employed by us, each will receive a payment equal to his annual base salary and the annual target bonus for the preceding year.

        As further incentive to attract and retain the named executive officers, each named executive officer's employment agreement provides that if his employment is terminated without cause (as defined in his employment agreement) or if he terminates his employment for good reason (as defined in his employment agreement), he will be entitled to receive his then current base salary for 12 months (other than Mr. Parker, who will receive his current base salary for 18 months and Mr. Strawbridge, who will receive his current base salary for 24 months), a pro-rata portion of his annual incentive compensation for the year of termination, and continued coverage for 12 months (18 months in the case of Mr. Parker and 24 months in the case of Mr. Strawbridge) under our medical, dental and life insurance plans. We may terminate any executive's employment if due to physical or mental disability the executive is unable to perform his duties for at least 120 days out of any 12-month period. See "—Executive Compensation—Summary Compensation Table" for the base salary, incentive compensation, and other compensation paid to each named executive officer in 2007.

        Benefits and perquisites.    Our named executive officers are eligible to receive the same benefits that are available to all employees. We also provide certain additional perquisites to our named executive officers, including a car allowance. We believe these benefits and perquisites are currently lower than median competitive levels for comparable companies. We did not provide any personal benefits or pension, deferred compensation or other retirement benefits to our named executive officers in 2007.

CEO Compensation

        Mr. Creamer beneficially owns Membership Units and Profit Interests that equate to a beneficial ownership interest in us of approximately 6.4% (based on the closing share price of our common stock as of June 30, 2008), which incentivizes him to drive stockholder value and align his interests with those of our stockholders. Upon the completion of this offering, Mr. Creamer's beneficial ownership in us will be reduced to 2.7% (assuming no exercise of the underwriters' over-allotment option). Mr. Creamer's compensation programs are designed to reward Mr. Creamer for excellent performance, recognizing Mr. Creamer's unique leadership in successfully acquiring and integrating multiple companies, orchestrating our negotiation and execution of significant contractual relationships, and successfully completing our initial public offering in 2007.

Executive Compensation Program Design and Implementation

Compensation Committee Determines All Executive Compensation

        Prior to our initial public offering in November 2007, the board of managers of EnergySolutions, LLC determined the compensation for the named executive officers. Beginning with fiscal year 2008, the compensation committee, subject to the terms of each officer's employment agreement, will determine all compensation for the named executive officers.

        Beginning in 2009, the compensation committee will periodically conduct an evaluation of the performance of each named executive officer to determine if any changes in the officer's compensation are appropriate based on the considerations described below. The CEO will not participate in the compensation committee's deliberations or decision with regard to his own compensation. At the compensation committee's request, the CEO will review with the compensation committee the performance of the other four named executive officers, but no other named executive officer will have any input into executive compensation decisions. The compensation committee will give considerable weight to the CEO's evaluation of the other named executive officers because of his direct knowledge of each officer's performance and contributions. For each officer, the compensation committee members will independently determine any adjustments to base salary and incentive compensation, subject to the terms of the officer's employment agreement, and whether any equity awards should be made based on their collective assessment of the officer's performance as well as our overall financial performance.

The Important Role of Equity Holdings and Long-Term Equity Awards

        Overview.    As reflected in their substantial ownership through their holdings in ENV and option grants awarded at the time of our initial public offering, the compensation committee believes that equity holdings and equity awards are the most effective way to attract and retain a strong executive team. As a result, executive compensation is heavily weighted toward equity ownership and long-term equity awards rather than cash compensation.

        In granting long-term equity awards, the compensation committee seeks to maximize their effectiveness in accomplishing our compensation objectives while recognizing the board's duty to our stockholders to limit equity dilution. The compensation committee believes this balance has been achieved as follows:

  •
  The Named Executive Officers' Membership Units and Profit Interests in ENV Align Their Interests with the Interests of Stockholders.  ENV is our largest and controlling stockholder. Other than cash used to pay expenses and taxes, ENV's only asset is the shares of our common stock that it owns. Our financial performance has a direct impact on the value of each named executive officer's Membership Units and/or Profit Interests in ENV, which creates an incentive on the part of each named executive officer to achieve strong financial performance that will increase the value of our shares. Membership Units are owned and are not subject to a vesting period. Currently, 60% of Mr. Strawbridge's Profit Interests and 66 2/3% of Messrs. Deju's and Parker's Profit Interests, respectively, are unvested.

  •
  Option Grants Align Officers' Actions with Stockholder Interests.  We utilize equity awards to ensure that the named executive officers have a continuing stake in our long-term success and to align their interests with the interests of our stockholders. Because the option grants were issued with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to the named executive officers only if the market price of our common stock increases after the grant date.

    In determining the number of option grants awarded to each named executive officer in 2007, the compensation committee considered our performance against the strategic plan, individual performance against the individual's objectives, the individual's Membership Units and/or Profit Interests in ENV, and the recommendation of our Chief Executive Officer with respect to other members of management. Because of their substantial ownership interests in ENV, the compensation committee decided not to award Messrs. Creamer and Everest option grants in 2007. However, upon completion of ENV's sale of shares in this offering, Mr. Creamer's and Mr. Everest's beneficial interests in our company will be reduced.

    All option grants to the named executive officers and other employees were and will be granted with exercise prices equal to or exceeding the fair value of our common stock on the grant date. We do not have any program, plan or practice that requires us to grant equity-based awards to the named executive officers on specified dates, and we have not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. We do not have any equity security ownership guidelines or requirements for the named executive officers.

  •
  Long Vesting Intervals to Maximize Retention.  The four-year vesting schedule of the option grants awarded to the named executive officers in 2007 is designed to incentivize the named executive officer to continue his employment at least through the vesting period. With the exception of a special option grant awarded to Mr. Strawbridge pursuant to his employment agreement, which provided for the immediate vesting on the grant date of one-sixth of the option grant shares, option grants to each of the named executive officers vest ratably on each anniversary of the grant date over a period of four years, with all shares becoming fully vested on the fourth anniversary of the grant date. Vesting the options over a four year period is intended to create a strong incentive for the named executive to continue his employment with us.

  •
  Frequency and Size of Equity Awards.  The compensation committee will periodically review option grants previously awarded to the named executive officers and determine whether additional option grants should be awarded. To determine the size of any additional option grant awards, the compensation committee will first establish a target compensation value that it wants to deliver to the named executive officers through equity awards. In doing so, the compensation committee considers various factors, including the following:

  •
  The heavy weight placed on equity in the mix of total compensation;

  •
  The officer's experience and performance;

  •
  The scope, responsibility and business impact of the officer's position; and

  •
  The perceived retention value of the total compensation package in light of the competitive environment.

    Once the target value has been established, the compensation committee will determine the number of shares by reference to the current fair market value of our common stock.

  •
  Limited Acceleration of Option Vesting.  In the event of a change in control, the unvested portion of the named executives' Profit Interests and option grants will vest immediately. This acceleration of vesting encourages the executives to support a successful change in control, while easing the administrative burden of converting outstanding awards to the new company stock.

The Role of Cash Compensation

        Base Salaries. The compensation committee believes that base salaries are less important than incentive compensation and equity awards in meeting our compensation objectives. Base salaries are a market competitive practice that are used to compensate the named executives for services rendered during the fiscal year. No named executive officer's base salary was increased in 2007, except for Mr. Strawbridge, whose base salary was increased upon his acceptance of the position of Chief Financial Officer. The increased base salary for Mr. Strawbridge was based on the increase in responsibilities in his role, market competitive practices and internal equity considerations.

        Incentive Compensation. In fiscal 2007 prior to our initial public offering, our board of directors approved discretionary incentive payments to Messrs. Everest, Strawbridge, Deju and Parker to compensate them for their success in, among other things, acquiring and merging several entities important to our long-term strategy. In addition to the discretionary incentive payments described above, we paid Messrs. Creamer and Everest the one-time, lump-sum contractual payments of $2,344,000 and $2,051,000, respectively, as consideration for their agreement to terminate their participation in the Excess Performance Bonus Pool previously set forth in their employment agreements. No additional incentive compensation for 2007 was paid to the named executive officers after the initial public offering.

        Going forward, the compensation committee intends to pay future incentive compensation pursuant to the Bonus Plan, which was approved by our stockholders at our 2008 annual meeting. The Bonus Plan authorizes the compensation committee to issue plan-based cash incentive awards to compensate officers for achieving specific financial objectives that are established by the compensation committee. The compensation committee believes that incentive compensation aligns the officer's interests with those of our stockholders and is an important component of executive compensation, as reflected by the following:

  •
  Payment of incentive compensation would be determined based on attainment of specific written performance goals approved by the compensation committee and the board of directors.

  •
  The performance goals would generally be based upon our achieving a specified EBITDA (earnings before interest, taxes, depreciation and amortization) target, but may include other criteria such as net income, operating income, earnings per share of our common stock, return on capital, and return on stockholders' equity.

  •
  Officers would not receive 100% of their incentive compensation if our target goals are not met, as shown in the table below.

  •
  Officers would be eligible for above target opportunities should we exceed our target performance goals.

At the end of the year, the compensation committee will determine the amount of the incentive compensation to be paid to each officer by comparing actual results to the performance goals. The compensation committee may adjust the amount paid to any individual based on the officer's overall performance or unique and specific events that may have occurred during the year as described in the Bonus Plan. The Bonus Plan will not provide for the adjustment or recovery of an award paid to a named executive officer if the results in a previous year are subsequently restated or adjusted in a manner that would have originally resulted in a smaller or larger award.

        Pursuant to the Bonus Plan, the compensation committee established an EBITDA or adjusted EBITDA performance goal for fiscal 2008, which entitles each of the named executive officers to receive incentive compensation equal to a percentage of base salary as set forth in the following table:

	EBITDA Performance for Fiscal Year (payout as a % of base salary)
Name	Threshold (%)	Target (%)	Maximum (%)
R Steve Creamer	25	100	200
Philip O. Strawbridge	20	80	120
J.I. Everest, II	25	100	200
Raul J. Deju	20	80	120
Alan M. Parker	20	80	120

        The incentive compensation payable to the named executive officer will be interpolated for actual EBITDA between threshold and target or between target and maximum. If we fail to achieve the threshold of the 2008 EBITDA performance goal, the named executive officers will receive no incentive compensation under the Bonus Plan. There is considerable risk that payments will not be made at all or will be made at less than 100%. The uncertainty of meeting target goals ensures that any payments under the Bonus Plan are truly performance-based, consistent with the compensation committee's objectives. See "—Executive Bonus Plan."

The Role of Peer Groups, Surveys and Benchmarking

        The compensation committee may review compensation practices of peer companies to determine whether our total compensation for the named executive officers is within a reasonably competitive range. The compensation committee, however, does not attempt to set compensation components to meet specific benchmarks, such as salaries "above the median" or equity compensation "at the 75th percentile." Furthermore, the compensation committee believes that excessive reliance on compensation surveys is detrimental to stockholder interests because it can result in compensation that is unrelated to the value delivered by the named executive officers.

Tax and Accounting Considerations

        Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation to certain officers that may be deducted by us as a business expense in any tax year unless, among other things, the compensation is performance-based and has been approved by the stockholders. Payments made to our named executive officers under the Bonus Plan will qualify as performance-based compensation under Section 162(m).

        Accounting Considerations. The compensation committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and performance-based compensation as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require us to record an expense in our financial statements for Membership Units and Profit Interests in ENV and equity awards, even though Profit Interests in ENV and equity awards are not paid as cash to employees. The accounting expense of Membership Units and Profit Interests in ENV and equity awards to employees is calculated in accordance with Statement of Accounting Standards ("SFAS") No. 123(R), Share-Based Payment. The compensation committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Fiscal 2008 Compensation Decisions

Salary Changes

        Each named executive officer's employment agreement was amended to provide a cost-of-living increase in the event we grant a cost-of-living increase to our employees generally. In 2008, each of the named executive officers received a cost-of-living adjustment to base salary equal to 3.5% of the officer's base salary.

Changes to Incentive Compensation

        In March 2008, based on market competitive practices and internal equity consideration, Messrs. Creamer's, Strawbridge's, Everest's, Deju's and Parker's employment agreements were amended to increase the threshold amount that could be paid as incentive compensation from, in each case, 0% to 25%, 20%, 25%, 20% and 20%, respectively, and Dr. Deju's employment agreement was amended to increase the target percentage of base salary and the maximum percentage of base salary that he could be paid as incentive compensation from 60% to 80% and 100% to 120%, respectively. In addition, the threshold target as a percentage of budget EBITDA was changed from 80% to 90% for each of our named executive officers.

Extensions to Employment Agreements

        In March 2008, the compensation committee approved an amendment to each of Messrs. Strawbridge's, Deju's and Parker's employment agreements to extend the term through December 31, 2011.

Summary Compensation Table

        The following table sets forth the compensation paid to the named executive officers in 2007 in the forms of base salary, Membership Units and/or Profit Interests in ENV, incentive compensation, equity awards and other compensation.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		Equity Grants ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
R Steve Creamer Chief Executive Officer	2007 2006	500,000 378,385	2,344,000 —	(6)	735,751 6,848,658	— —	— 914,170	19,750 25,271	3,599,501 8,166,484
Philip O. Strawbridge Chief Financial Officer	2007 2006	421,569 315,000	117,000 —		35,000 48,333	614,652 —	— 130,356	18,583 16,942	1,206,804 510,631
J.I. Everest, II Vice Chairman	2007 2006	300,000 300,000	2,171,000 —	(7)	367,998 4,042,912	— —	— 792,296	19,750 25,882	2,858,748 5,161,090
Raul A. Deju President	2007 2006	450,000 86,538	208,985 —		143,472 23,912	48,363 —	— 35,815	5,372 4,727	856,192 150,992
Alan M. Parker Chief Operating Officer	2007 2006	450,000 25,962	180,000 —		114,132 19,022	96,726 —	— —	4,769 —	845,627 44,984

(1)
"Bonus" represents amounts paid as bonus compensation in excess of amounts that could be paid under the annual performance bonus formula. No amounts were paid under the bonus plan formula in 2007.

(2)
The amounts reported in this column reflect the aggregate dollar amounts recognized for Membership Units and/or Profit Interests in ENV for financial statement reporting purposes (disregarding any estimate of forfeitures related to service-based vesting conditions) for fiscal years 2006 and 2007, in accordance with SFAS No. 123(R). We used several methodologies to estimate the fair value of the enterprise before our initial public offering, including market and cash flow approaches, and then applied a probability approach to determine the values of the classes of Membership Units and Profit Interests that were issued.

(3)
The amounts reported in this column reflect the aggregate dollar amounts recognized for option grants for financial statement reporting purposes (disregarding any estimate of forfeitures related to service-based vesting conditions) for fiscal year 2007, in accordance with SFAS No. 123(R). The value of stock options granted since our IPO is estimated on the date of grant using the Black-Scholes option pricing model. For further information regarding the assumptions used in this model, see note 14 to our financial statements for the year ended December 31, 2007 included elsewhere in this prospectus.

(4)
Reflects annual performance bonuses paid to the named executive officers, as well as excess performance bonuses of $812,800 and $711,200 paid to Messrs. Creamer and Everest, respectively, pursuant to their employment agreements. Annual performance bonuses and excess performance bonuses are defined as non-equity incentive plan compensation by the rules and regulations of the SEC.

(5)
For the year ended December 31, 2007, these amounts reflect our matching 401(k) contributions to the named executive officers' accounts. These amounts are: Mr. Creamer ($7,750), Mr. Strawbridge ($6,583), Mr. Everest ($7,750), Dr. Deju ($5,372) and Mr. Parker ($4,769). Also includes an automobile allowance for each of Messrs. Creamer, Strawbridge and Everest of $12,000, $12,000 and $12,000, respectively, in the year ended December 31, 2007. Dr. Deju and Mr. Parker received no automobile allowance in the year ended December 31, 2007. For the year ended December 31, 2006, these amounts reflect our matching 401(k) contributions to the named executive officers' accounts. These amounts are: Mr. Creamer ($13,271), Mr. Strawbridge ($7,250), Mr. Everest ($13,882) and Dr. Deju ($4,727). Mr. Parker received no matching 401(k) contributions in the year ended December 31, 2006. Also includes an automobile allowance for each of Messrs. Creamer, Everest and Strawbridge of $12,000, $12,000 and $9,692, respectively, in the year ended December 31, 2006. Dr. Deju and Mr. Parker received no automobile allowance in the year ended December 31, 2006.

(6)
This amount reflects the one-time, lump-sum contractual payment to Mr. Creamer in consideration of his agreement to terminate the Excess Performance Bonus previously set forth in his employment agreement.

(7)
This amount reflects the one-time, lump-sum contractual payment to Mr. Everest of $2,051,000 in consideration of his agreement to terminate the Excess Performance Bonus previously set forth in his employment agreement, and a discretionary bonus of $120,000.

2007 Grants of Plan-Based Awards

        The following table sets forth estimated future non-equity incentive plan payouts for our named executive officers and the option grants made to the named executive officers in 2007:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(a)			All Other Option Awards; Number of Securities Underlying Option (#)
						Exercise or Base Price of Option Awards ($/share)
							Grant Date Fair Value Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
R Steve Creamer(b) Chief Executive Officer	—	0	500,000	1,000,000	—	—	—
Philip O. Strawbridge(c) Executive Vice President and Chief Financial Officer	11/14/2007	0	360,000	540,000	522,000	23.00	3,593,809
J.I. Everest, II(b) Vice Chairman and former Chief Financial Officer	—	0	300,000	600,000	—	—	—
Raul J. Deju(d) President and Chief Administrative Officer	11/14/2007	0	270,000	540,000	217,500	23.00	1,547,614
Alan M. Parker(c) Executive Vice President and Chief Operating Officer	11/14/2007	0	360,000	540,000	435,000	23.00	3,095,228

(a)
Non-equity incentive plan awards are calculated and payable based on a comparison between actual EBITDA and budgeted EBITDA, each as defined in each named executive officer's employment agreement. No bonus payments were made in 2007 pursuant to the annual performance bonus provision in each named executive officer's employment agreement. See "—Executive Compensation Objectives—Employment Agreements with Named Executive Officers—Annual performance bonus."

(b)
Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 100% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 200% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.

(c)
Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 80% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 120% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.

(d)
Award ranges from 0% of base salary if actual EBITDA is 80% or less of budgeted EBITDA, to 60% of base salary if actual EBITDA is 100% of budgeted EBITDA, to 100% of base salary if actual EBITDA is 110% or greater of budgeted EBITDA. Award amount is interpolated for actual EBITDA between 80% and 100% or between 100% and 110% of budgeted EBITDA.

Outstanding Equity Awards at Fiscal Year End

        The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date. Equity awards for ENV represent profit interests that entitle each recipient to receive a portion of any future distributions by ENV.

	EnergySolutions				ENV Holdings
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Market Value of Units That Have Vested ($)(2)	Market Value of Units That Have Not Vested ($)(2)
R Steve Creamer(3)	—	—	—	—	140,818,651	12,245,100
Philip O. Strawbridge(4)	87,000	435,000	23.00	11/14/2012	2,364,043	3,401,915
J.I. Everest, II(5)	—	—	—	—	73,509,459	6,392,126
Raul J. Deju(6)	—	217,500	23.00	11/14/2012	3,525,951	6,548,195
Alan M. Parker(7)	—	435,000	23.00	11/14/2012	1,867,346	3,467,928

(1)
Twenty-five percent of all option grants (25% of the unvested option grants in the case of Mr. Strawbridge) vest each year over a four-year period.

(2)
These calculations are based on the closing share price of our common stock as of December 31, 2007, which was $26.99.

(3)
All of Mr. Creamer's unvested units will vest in 2008.

(4)
All of Mr. Everest's unvested units will vest in 2008.

(5)
Of Mr. Strawbridge's unvested units, 80% will vest in 2008 and 20% will vest in 2009.

(6)
Of Dr. Deju's unvested units, 54% will vest in 2008 and 46% will vest in 2009.

(7)
Of Mr. Parker's unvested units, 54% will vest in 2008 and 46% will vest in 2009.

Potential Payments upon Termination or Change in Control

Severance

        Each named executive officer's employment agreement provides for the following payments upon termination of employment:

  Termination by us without Cause or by the Officer for Good Reason. If we terminate the officer's employment without cause (as defined in his employment agreement), or the officer terminates his employment for good reason (as defined in his employment agreement), the officer will receive payment of (a) all monies earned or due through the date of termination ("Accrued Obligations"), (b) a pro-rated incentive compensation payment, (c) base salary for a period of 12 months (18 months in the case of Mr. Parker and 24 months in the case of Mr. Strawbridge), and (d) subject to the Consolidated Omnibus Budget Reconciliation Act, continuation of medical, dental and life insurance coverage existing at the time of termination for 12 months (18 months in the case of Mr. Parker and 24 months in the case of Mr. Strawbridge).

  Termination upon Death or Permanent Disability. In the event of the officer's death or permanent disability, the officer or the officer's heirs, executors, administrators or other legal representatives (as the case may be) will receive a payment of (a) all Accrued Obligations, plus (b) a pro-rated incentive compensation payment.

  Termination by us for Cause. If the officer's employment is terminated for cause, the officer will receive payment of all Accrued Obligations.

  Termination by the Officer Without Good Reason. If the officer voluntarily terminates his employment, excluding a termination for good reason, the officer will receive payment of all Accrued Obligations.

  Termination Generally. Upon termination of the officer's employment for any reason, payment of any amount other than Accrued Obligations is dependent upon the officer (or his heirs as the case may be) executing a general release in favor of us.

  Change in Control. On the first anniversary date of any change of control (as defined in the applicable employment agreement), so long as each of Messrs. Creamer and Everest remains employed by us, he will receive a payment equal to the sum of his annual base salary and the annual performance bonus for the preceding year. The employment agreements of our other named executive officers do not provide for any payments upon a change in control. However, the accelerated vesting of option grants does occur upon a change in control (as defined in the 2007 Plan).

        The following table sets forth the severance payment and the value of continued insurance coverage in the event each named executive officer's employment was terminated on December 31, 2007 by us without cause or by the officer for good reason:

Name	Severance Payment ($)	Value of Continued Insurance Coverage ($)
R Steve Creamer(1)	500,000	14,272
Philip O. Strawbridge	900,000	28,545
J.I. Everest, II(1)	300,000	18,646
Raul J. Deju	450,000	18,646
Alan M. Parker	675,000	21,408

(1)
These amounts do not include the combined annual base salary and annual performance bonus payments of $500,000 and $300,000 that Messrs. Creamer and Everest would receive, respectively, on the first anniversary date of any change of control (as defined in the applicable employment agreement).

Acceleration of Unvested Profit Interests in ENV and Option Grants

        All unvested option grants are forfeited upon termination of a named executive officer's employment for any reason, except that Mr. Strawbridge's unvested stock options accelerate upon termination by us for any reason other than cause or if he terminates his employment for good reason. All unvested Profit Interests are immediately vested upon termination of a named executive officer's employment for any reason other than for cause as that term is defined in ENV's limited liability operating agreement. In the event of a change of control (as defined in the 2007 Plan) all unvested options become immediately vested. The following table identifies the value of the unvested Profit Interests and option grants to Messrs. Strawbridge, Deju and Parker as of December 31, 2007:

Name	Number of Securities Underlying Unvested Options (#)	Value of Unvested Options ($)(1)	Value of Unvested Profit Interests ($)(2)
Philip O. Strawbridge	435,000	1,735,650	3,595,883
Raul A. Deju	217,500	867,825	6,722,745
Alan M. Parker	435,000	1,735,650	3,560,056

    (1)
    Value is calculated as the difference between our closing stock price of $26.99 on December 31, 2007 and the exercise price of $23.00 per share, times the number of options granted.

    (2)
    Value is calculated based on our closing stock price as of December 31, 2007, which was $26.99.

2007 Equity Incentive Plan

        We adopted the EnergySolutions, Inc. 2007 Equity Incentive Plan in connection with our initial public offering. The 2007 Plan provides for grants of stock options, stock appreciation rights, restricted stock and other stock-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2007 Plan. The purpose of the 2007 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2007 Plan, but does not include all of the provisions of the 2007 Plan. For further information about the 2007 Plan, we refer you to the complete copy of the 2007 Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

        Administration. The 2007 Plan provides for administration by the compensation committee of our board of directors, or the committee, which will be comprised, unless otherwise determined by our board of directors, solely of not less than two members who shall be non-employee directors as required by applicable securities law, tax law and stock exchange rules. Among the committee's powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2007 Plan or any award agreement and adopt such rules, forms, instruments and guidelines for administering the 2007 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee are final and binding.

        Shares Available. The 2007 Plan makes available an aggregate of 10,440,000 shares of our common stock, subject to adjustments. As of June 30, 2008, 10,433,478 shares of our common stock were reserved for future grants under our compensation plans, including options to purchase 5,768,230 shares. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares of our common stock or is otherwise settled in cash, shares of our common stock allocable to such award, including the unexercised portion of such award, shall again be available for the purposes of the 2007 Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under the 2007 Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of such shares tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the 2007 Plan.

        Eligibility for Participation. Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to participate in the 2007 Plan. The selection of participants is within the sole discretion of the committee.

        Types of Awards. The 2007 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, collectively, "options," stock appreciation rights, shares of restricted stock, or "restricted stock," and other stock-based awards, collectively, the "awards." The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

        Award Agreement. Awards granted under the 2007 Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the 2007 Plan and any such agreement, the provisions of the 2007 Plan shall prevail.

        Options. An option granted under the 2007 Plan will enable the holder to purchase a number of shares of our common stock on set terms. Options shall be designated as either a nonqualified stock option or an incentive stock option. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. None of us, including any of our affiliates or the committee, shall be liable to any participant or to any other person if it is determined that an option intended to be an incentive stock option does not qualify as an incentive stock option. Each option shall be subject to such terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the 2007 Plan and as the committee may impose from time to time.

        The exercise price of an option granted under the 2007 Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided, the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair market value on such date. The committee will determine the term of each option at the time of grant in its discretion; however, the term may not exceed ten years (or, in the case on an incentive stock option granted to a ten percent shareholder, five years).

        Stock Appreciation Rights. A stock appreciation right entitles the holder to receive, upon its exercise, the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over the grant price of the stock appreciation right. The payment of the value may be in the form of cash, shares of our common stock, other property or any combination thereof, as the committee determines in its sole discretion. Stock appreciation rights may be granted alone or in tandem with any option at the same time such option is granted (a "tandem SAR"). A tandem SAR is only exercisable to the extent that the related option is exercisable and expires no later than the expiration of the related option. Upon the exercise of all or a portion of a tandem SAR, a participant is required to forfeit the right to purchase an equivalent portion of the related option (and vice versa). Subject to the terms of the 2007 Plan and any applicable award agreement, the grant price (which shall not be less than 100% of the fair market value of a share of our common stock on the date of grant), term, methods of exercise, methods of settlement, and any other terms and conditions of any stock appreciation right shall be determined by the committee. The committee may impose such other conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

        Restricted Stock. The committee may, in its discretion, grant awards of restricted stock. Restricted stock may be subject to such terms and conditions, including vesting, as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares of our common stock. The committee may require the participant to deliver a duly signed stock power, endorsed in blank, relating to shares of our common stock covered by such an award. The committee may also require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. Unless otherwise determined by the committee and set forth in the award agreement, a participant does not have any rights as one of our shareholders, including the right to vote or receive dividends, with respect to the restricted stock until such restrictions are lifted.

        Other Stock-Based Awards. The committee, in its sole discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of, such shares (the "other stock-based awards"). Such other stock-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive one or more shares of our common stock (or the equivalent cash value of such stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the provisions of the 2007 Plan, the committee shall determine to whom and when other stock-based awards will be made, the number of shares of our common stock to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

        Performance-Based Awards. Certain awards may be granted in a manner which is intended to be deductible by us under Section 162(m) of the Code (or any successor section thereto) ("performance-based awards"). A participant's performance-based award shall be determined based on the attainment of written performance goals approved by the committee for a performance period established by the committee in compliance with Section 162(m) of the Code and the regulations thereunder. The performance goals, which must be objective, may be based upon various criteria including consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), net income, operating income, earnings per share of our common stock, book value per share of our common stock, return on shareholders' equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvement of profit margins, stock price, market share, revenues or sales, costs, cash flow, working capital and return on assets. The foregoing criteria may relate to us, any of our subsidiaries or affiliates or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the committee shall determine. The maximum amount of a performance-based award during a calendar year received by any participant shall be 870,000 shares of our common stock or the cash equivalent thereof, to the extent awards are payable in cash or property. The committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, shall so certify and ascertain the amount of the applicable performance-based award. No performance-based awards will be paid for such performance period until such certification is made by the committee. At the discretion of the committee, the amount of the performance-based award actually paid to a given participant may be less (but may not be more) than the amount determined by the applicable performance goal formula.

        Transferability. Unless otherwise determined by the committee, an award shall not be transferable or assignable by a participant except in the event of his death (subject to the applicable laws of descent and distribution) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates. Any permitted transfer of the awards to heirs or legatees of a participant shall not be effective to bind us unless the committee has been furnished with written notice thereof and a copy of such evidence as the committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the 2007 Plan and any award agreement.

        Shareholder Rights. Except as otherwise provided in the applicable award agreement, a participant has no rights as a shareholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Adjustment of Awards. Notwithstanding any other provision of the 2007 Plan, in the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, or other like change in capital structure (other than normal cash dividends) to our shareholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants' rights under the 2007 Plan, shall determine whether and the extent to which it should substitute or adjust, in its sole discretion, as applicable, the number and kind of shares of stock that may be issued under the 2007 Plan or under particular forms of awards, the number and kind of shares of our common stock subject to outstanding awards, the option price, grant price or purchase price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards.

        In the event we are a party to a merger or consolidation or similar transaction (including our change in control), unless otherwise prohibited under applicable law or by national securities exchanges or unless the committee determines otherwise in an award agreement, the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the continuation or assumption of such outstanding awards under the 2007 Plan by us (if we are the surviving company or corporation) or by the surviving company or corporation or its parent; substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; upon written notice, provision that any outstanding awards must be exercised, to the extent then exercisable, within fifteen days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee (in either case contingent upon the consummation of the event) at the end of which period such awards shall terminate to the extent not so exercised within such period; and cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the change of control transaction to holders of the same number of shares subject to such awards (or, if no such consideration is paid, fair market value of our shares of common stock subject to such outstanding awards or portion thereof being canceled) over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

        Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the 2007 Plan or any portion thereof or any award (or award agreement) thereunder at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made (i) without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2007 Plan and (ii) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award granted to such participant under the 2007 Plan; provided, however, the committee may amend the 2007 Plan, any award or any award agreement in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

        Compliance with Code Section 409A. To the extent that the 2007 Plan and/or awards are subject to Section 409A of the Internal Revenue Code of 1986, as amended, the committee may, in its sole discretion and without a participant's prior consent, amend the 2007 Plan and/or awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the 2007 Plan and/or any award from the application of Section 409A, (b) preserve the intended tax treatment of any such award, or (c) comply with the requirements of Section 409A, Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date of the grant. The 2007 Plan shall be interpreted at all times in such a manner that the terms and provisions of the 2007 Plan and awards comply with Section 409A and any guidance issued thereunder. Neither we nor the committee has any obligation to take any action to prevent the assessment of any excise tax on any person with respect to any award under Section 409A, and none of us or any of our subsidiaries or affiliates, or any of our employees or representatives, has any liability to a participant with respect thereto.

        Effective Date. The 2007 Plan became effective November 14, 2007.

Executive Bonus Plan

        U.S. tax laws generally do not allow publicly held companies to obtain tax deductions for compensation of more than $1 million paid in any year to any of their five most highly paid executive officers unless such payments are "performance-based" as defined in the tax laws. One of the requirements for compensation to be performance-based under those laws is that we must obtain stockholder approval every five years of the material terms of performance goals for such compensation. In accordance with Internal Revenue Service rules, the material terms that the stockholders approve constitute the framework for the compensation committee to establish programs and awards under which compensation can qualify as "performance-based" compensation for purposes of the tax laws. Under the tax rules, the compensation committee must be comprised of two or more outside directors.

        At our 2008 annual meeting, stockholders approved the Bonus Plan, which will enable us to receive tax deductions until our 2013 annual meeting. The performance goals pertain to two specified forms of compensation that may be awarded to our senior officers during the next five years: (1) annual bonuses paid under the Bonus Plan; and (2) equity awards in the form of restricted shares, Restricted Stock Units (RSUs) or stock options.

Material Terms of the Performance Goals

        As defined in the tax rules, stockholders must approve each of the material terms of a bonus plan if we are to obtain tax deductions for the specified forms of performance-based compensation for executives whose total annual compensation exceeds $1 million, including (1) the employees eligible to receive compensation, (2) the performance goals, (3) the description of the business measurements on which the performance goals are based and (4) the formula used to calculate the maximum amount of compensation that can be paid to an employee under the arrangement. Each of these aspects is discussed below.

        Group of Employees Covered.    The group of employees whose compensation would be subject to the performance goals would include our senior officers, including the executive officers required to file reports under Section 16 of the Securities Exchange Act of 1934. Although the tax laws only limit deductibility for compensation paid to the principal executive officer and the three highest compensated officers (other than the principal executive officer and principal financial officer), we may apply the performance goals to all senior officers in the event that any of them becomes one of the five most highly compensated during the time that they hold an award covered by this proposal.

        Performance Goals.    Our compensation committee sets the performance goals against which awards under the Bonus Plan are measured. Performance goals under the Bonus Plan will typically have (1) a threshold achievement level which, if not met, would result in no awards being made under the Bonus Plan; (2) a target achievement level which, if met, would result in the employees covered under the Bonus Plan receiving 100% of their target performance award; and (3) an achievement level greater than the target level which, if met, would result in an award greater than 100% of the target performance award but not to exceed the maximum performance award established by the compensation committee for the relevant measurement period. Performance goals are typically set annually, but the compensation committee has the discretion to set multiple-year performance goals.

        Business Measurements in the Performance Goals.    Annual bonuses under the Bonus Plan may not be the same for every eligible employee and may be based on any of the following business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, and which will include or exclude discontinued operations, acquisition expenses and restructuring expenses, as the compensation committee may determine: sales or revenue, earnings per share, EBITDA, adjusted EBITDA, measurable achievement in quality, operation and compliance initiatives, objectively determinable measures of non-financial operating and management performance objectives, net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the compensation committee), sales or revenue, operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, dividends and/or other distributions, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, measurable achievement in quality and compliance initiatives, working capital, debt, debt reduction, price per share of stock, market share, completion of acquisitions, business expansion, product diversification and new or expanded market penetration. The foregoing criteria will have any reasonable definitions that the compensation committee may specify, which may include or exclude any or all of the following items, as the compensation committee may specify: extraordinary, unusual or non-recurring items; effects of changes in tax law, accounting principles or other such laws or provisions affecting reported results; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring, productivity initiatives or new business initiatives; impairment of tangible or intangible assets; litigation or claim judgments or settlements; non-operating items; acquisition expenses; and effects of assets sales or divestitures. Any such business criterion or combination of such criteria may apply to each covered employee's bonus opportunity in its entirety or to any designed portion or portions of the bonus opportunity, as the compensation committee may specify.

        Per-person Maximum Amounts.    The maximum amount payable to any executive officer under the Bonus Plan may not exceed $10,000,000 annually.

        The compensation committee establishes business measurements and maximum amounts that it considers appropriate in light of foreseeable contingencies and future business conditions. The Bonus Plan does not limit our right to award or pay other or additional forms of compensation (including, but not limited to, salary or other equity awards under the 2007 Plan) to our senior officers. These other forms of compensation may be paid regardless of whether or not the performance goals for annual bonuses or equity awards in the Bonus Plan are achieved in any future year, and whether or not payment of such other forms of compensation would be tax deductible, but will be designed so as not to affect the deductibility of arrangements intended to qualify as performance-based compensation under the tax laws.

Non-Competition and Non-Solicitation

        Each of our named executive officers has agreed not to compete with us and not to solicit our employees during the term of his employment and for two years after a termination of his employment (other than Dr. Deju and Mr. Parker, whose non-competition and non-solicitation covenants expire 12 months and 18 months, respectively, after termination of employment).

Non-management Directors' Compensation for Fiscal 2007

        The compensation committee has the responsibility for reviewing and recommending to our board of directors compensation and benefits for "non-management directors." Non-management directors are those directors who are not executive officers of us or our affiliates. Accordingly, Dr. de Planque and Mr. Winder are regarded as non-management directors.

        Pursuant to its charter, the compensation committee conducts an annual review of non-management director compensation and recommends any changes to our board of directors for the board's consideration. The compensation committee determined not to recommend to the board any changes to our non-management director compensation in 2007.

        The current compensation and benefit program for non-management directors has been in effect since our initial public offering in November 2007, and is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of our size and scope; compensation should align directors' interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. The table below on non-management directors' compensation includes the following compensation elements:

Cash Compensation

        Each non-management director is paid annual cash compensation of $50,000, with $12,500 being paid each fiscal quarter. In early 2008, the non-management directors were paid $12,500 in cash compensation, representing the 2007 fourth quarter payment following their election to our board in conjunction with our initial public offering in November 2007.

Equity Compensation

        Upon election and each year thereafter for so long as the director continues to serve, each non-management director is granted shares of our common stock having a value of $75,000 on the grant date pursuant to a restricted stock award agreement. Restricted shares vest over three years. Any unvested restricted shares immediately and automatically vest:

  •
  if the director is not reelected to our board following his or her nomination by our board for reelection; or

  •
  upon a change of control (as defined in the 2007 Plan).

Committee Meeting Compensation

        Each non-management director who chairs a committee is paid an additional $10,000 for each year he or she chairs a committee, and each non-management director who serves on a committee is paid $1,250 for each committee meeting attended.

        The following table presents information regarding the compensation paid to non-management directors with respect to fiscal year 2007:

Name	Fee Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
E. Gail de Planque	15,000	3,125	—	18,125
David B. Winder	15,000	3,125	—	18,125

(1)
The amounts reported in this column reflect the aggregate dollar amounts recognized as expense for stock awards for financial statement reporting purposes (disregarding any estimate of forfeitures related to service-based vesting conditions) for fiscal year 2007 in accordance with SFAS No. 123(R). For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see note 14 to our audited consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the 3,261 shares of restricted stock granted to each director was $75,003.

        The following table presents the number of unvested stock awards held by each of the non-management directors as of December 31, 2007.

Director	Number of Unvested Shares of Restricted Stock as of December 31, 2007
E. Gail de Planque	3,261
David B. Winder	3,261

No Other Compensation

        Non-management directors do not receive any non-equity incentive compensation and are not entitled to participate in or receive compensation from our employee benefit programs.

Stock Ownership Requirement

        So long as a director serves on our board of directors, he or she shall continue to retain the ownership of and shall not sell, assign, transfer or pledge any of the restricted shares granted to the director during the first two years of his or her service on our board of directors.

Insurance

        We provide liability insurance for its directors and officers. National Union Fire Insurance Company of Pittsburgh, Pennsylvania is the principal underwriter of the current coverage, which extends until November 2008. The annual cost of this coverage is approximately $1.175 million.

Meetings of Non-Management and Independent Directors

        Our Corporate Governance Guidelines and Principles provide that the non-management directors will meet without management present no less frequently than four times per year. Additionally, if any of the non-management directors do not qualify as an "independent director" as set forth in the Corporate Governance Guidelines and Principles, at least two additional executive sessions are held annually, attended only by independent directors. The non-management and independent directors may meet without management present at such other times as determined by the non-management and independent directors.

Indemnification of Officers and Directors

        Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law, or DGCL. We have directors' and officers' liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

        In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

        In addition, we entered into indemnification agreements with each of our directors. The indemnification agreements provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Set forth below is a description of certain relationships and related party transactions between our company and our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of the following transactions were executed with terms as favorable as could have been obtained from unaffiliated third parties. However, our interests may conflict with those of the Sponsors with respect to our past and ongoing business relationships, and because of the Sponsors' controlling ownership in our company, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

LLC Agreement

        Prior to our initial public offering, our operations were governed by the limited liability company operating agreement of EnergySolutions, LLC (the "LLC Agreement"). Under the LLC Agreement, ENV Holdings LLC was our sole member and owned all of the outstanding membership interests. Our parent created a board of managers of six persons to manage our company and our business affairs, and our parent had sole authority to designate each of the members of the board of managers. These agreements were terminated in connection with the completion of our initial public offering on November 20, 2007.

        Distributions were made by us to our parent at such times and in such amounts as were determined in our parent's sole discretion. During the year ended December 31, 2007 we made distributions of $9.0 million to ENV Holdings LLC.

        Included in prepaid expenses and other current assets as of December 31, 2007 is a receivable from ENV Holdings LLC of $1.0 million.

Advisory Services Agreements

        On January 31, 2005, we entered into three separate advisory service agreements with Goldberg Lindsay & Co. LLC ("Goldberg Lindsay"), an affiliate of Lindsay Goldberg, Peterson Capital Inc. ("Peterson Capital"), an affiliate of Peterson Partners, and Creamer Investments, Inc. ("Creamer Investments"), an affiliate of our Chief Executive Officer, R Steve Creamer, and our Vice Chairman, J.I. Everest, II. Each advisory services agreement includes indemnification provisions by us in favor of ENV Holdings and its affiliates. Pursuant to these respective advisory services agreements, Goldberg Lindsay, Peterson Capital and Creamer Investments each agreed to provide us with financial advisory, monitoring and oversight services.

        We incurred fees to Goldberg Lindsay of $2.0 million for management advisory services for the year ended December 31, 2007. We incurred fees to Peterson Capital of $350,000 for management advisory services for the year ended December 31, 2007. We incurred fees to Creamer Investments of $100,000 for management advisory services for the year ended December 31, 2007. These advisory service agreements were terminated as of November 20, 2007 in conjunction with the completion of our public offering.

Registration Rights Agreement

        We have entered into a registration rights agreement with ENV Holdings LLC pursuant to which we have agreed to register the shares of our common stock held by ENV Holdings LLC under the Securities Act of 1933 for resale at any time and from time to time by ENV Holdings LLC. The registration rights agreement provides ENV Holdings LLC (1) demand registration rights, (2) piggy-back registration rights and (3) shelf demand registration rights at any time when we become eligible to use a registration statement on Form S-3.

        In the registration rights agreement, we have agreed to pay expenses in connection with such registration and resale (excluding underwriters' discounts and commissions) and to indemnify ENV Holdings LLC for material misstatements or omissions in the registration statement.

Transactions with Others

        R Steve Creamer's son, Ryan Creamer, is employed by us as Vice President of Capital Projects, Logistics and Transportation. Ryan Creamer received aggregate compensation, including Equity Awards and performance-based compensation bonus, of $186,125.89 in the year ended December 31, 2007.

        We have an agreement with Pat Creamer, R Steve Creamer's brother, for insurance brokerage services and 401(k) administrative services. Pat Creamer indirectly received $384,629.07 in commissions from EnergySolutions in the year ended December 31, 2007.

Procedures for Approval of Related Party Transactions

        Our audit committee reviews and approves or ratifies all relationships and related party transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

        In the course of its review and approval or ratification of a related party transaction, the audit committee will consider the nature of the related person's interest in the transaction; the material terms of the transaction, including, without limitation, the amount and type of transaction; the importance of the transaction to the related person; the importance of the transaction to us; whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our company; and any other matters the audit committee deems appropriate.

        Any member of the audit committee who is a related person with respect to a transaction under review is not permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Director Independence

        ENV Holdings LLC currently controls more than 50% of our voting power. See "Principal and Selling Stockholders." As a result, we currently qualify as a "controlled company" as defined in the NYSE rules. Therefore, we are exempt from the requirements of the NYSE with respect to our board of directors consisting of a majority of "independent directors" and the related rules covering the independence of directors serving on the compensation committee and nominating and corporate governance committee. The controlled company exemption does not modify the independence requirements for the audit committee. The board of directors has determined that E. Gail de Planque and David B. Winder satisfy the NYSE's definition of independent director. The board will elect another independent director prior to November 14, 2008, who will serve on the audit committee in place of Mr. Everest to comply with the NYSE's rules regarding audit committee member independence within one year of our initial public offering.

        Upon the consummation of this offering, we will no longer qualify as a controlled company under NYSE rules. Accordingly, within one year after consummation of this offering, our board must be comprised of a majority of independent directors, and our compensation committee and nominating and corporate governance committee must be composed entirely of independent directors. Further, with respect to our compensation committee, we will be required to add an independent member prior to the consummation of this offering and have a majority of independent members within 90 days after the consummation of this offering in order to comply with NYSE rules.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering and (2) as adjusted to reflect the sale of the shares of common stock in this offering, by:

  •
  each person that is a beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and named executive officers as a group; and

  •
  the selling stockholder.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 88,310,022 shares of common stock outstanding as of June 30, 2008. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In addition, any profit interests of our management in ENV Holdings LLC that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding such profit interests for the purpose of computing the percentage ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise, the address of each individual listed in the table is c/o EnergySolutions, Inc., 423 West 300 South, Suite 200, Salt Lake City, UT 84101.

	Shares Beneficially Owned Before this Offering		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Over-Allotment Option
Name and Address of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Number of Shares	Percentage	Number of Shares	Percentage
ENV Holdings LLC(1)	55,003,500	62.3%	35,000,000	20,003,500	22.7%	14,753,500	16.7%
R Steve Creamer(2)(3)(4)	2,300	*	—	2,300	*	2,300	*
J.I. Everest, II(3)	—	—	—	—	—	—	—
Raul A. Deju	—	—	—	—	—	—	—
Alan M. Parker	5,000	*	—	5,000	*	5,000	—
Philip O. Strawbridge(5)	87,000	*	—	87,000	*	87,000	*
Jordan W. Clements(1)(2)	—	—	—	—	—	—	—
Alan E. Goldberg(1)(2)	—	—	—	—	—	—	—
Lance L. Hirt(2)(6)	—	—	—	—	—	—	—
Robert D. Lindsay(1)(2)	—	—	—	—	—	—	—
Andrew S. Weinberg(2)(6)	—	—	—	—	—	—	—
E. Gail de Planque	3,261	*	—	3,261	*	3,261	*
Robert J.S. Roriston(6)	—	—	—	—	—	—	—
David B. Winder	3,261	*	—	3,261	*	3,261	*
Directors and executive officers as a group (13 persons)	98,622	*	—	98,622	*	98,622	*

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
All of the members' interests in ENV Holdings LLC are owned either by affiliates of the Sponsors or by our senior employees. Lindsay Goldberg has sole voting power and investment power with respect to shares of our common stock owned by ENV Holdings LLC. Additional information with respect to ENV Holdings LLC and its material relationship with us is provided under "Certain Relationships and Related Party Transactions." Messrs. Goldberg and Lindsay have dispositive voting or investment control over the entities or funds affiliated with Lindsay Goldberg that control ENV Holdings LLC.

The percentage of economic interest in our company held by each of the Sponsors or our senior employees, as a result of their interests in ENV Holdings LLC, depends on the value of our company, at any particular time. Based on the closing share price of $22.35 on June 30, 2008 and assuming a sale or liquidation of our company at an implied equity valuation based on such price, LGB ENV LLC, an affiliate of Lindsay Goldberg, Peterson Partners and members of management, would hold 69.3%, 5.6% and 25.1%, respectively, of the economic interest in ENV Holdings LLC prior to the offering and 66.6%, 5.6% and 27.8%, respectively, after the offering. Messrs. Goldberg and Lindsay, through intermediate entities, indirectly have shared control over Lindsay Goldberg. Messrs. Goldberg and Lindsay expressly disclaim beneficial ownership of the shares of our common stock held by ENV Holdings LLC through LGB ENV LLC, except with respect to the shares in which such individual holds a pecuniary interest. The address for Lindsay Goldberg and for Messrs. Goldberg and Lindsay is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, NY 10111. Mr. Clements, through intermediate entities, indirectly has shared control over Peterson Partners. Mr. Clements expressly disclaims beneficial ownership of the shares of our common stock held by ENV Holdings LLC through such intermediate entities, except with respect to the shares in which such individual holds a pecuniary interest. The address for Peterson Partners and for Mr. Clements is c/o Peterson Partners, 2825 East Cottonwood Parkway, Suite 400, Salt Lake City, UT 84121. The address for Creamer Investments is c/o EnergySolutions, Inc., 423 West 300 South, Suite 200, Salt Lake City, Utah 84101.

(2)
Each of the noted directors is a member of the board of managers of ENV Holdings LLC, and, therefore, may be deemed to beneficially own all the shares of common stock held of record by ENV Holdings LLC. Each of our directors disclaims beneficial ownership of such common stock (except to the extent of any pecuniary interest therein) as the result of his membership on the board of managers of ENV Holdings LLC.

(3)
Each of Messrs. Creamer and Everest is a stockholder of Creamer Investments, Inc. Mr. Creamer beneficially owns 35% of the common stock of Creamer Investments, and Mr. Everest beneficially owns 20% of the common stock of Creamer Investments. In addition to their interests in our company through Creamer Investments, Inc., Messrs. Creamer and Everest also hold, based on the closing share price of $22.35 on June 30, 2008, 10.3% and 5.4%, respectively, of the economic interest in ENV Holdings LLC, directly or indirectly, prior to the offering and 11.9% and 6.1%, respectively, after the offering.

(4)
Represents 2,300 shares held by Mr. Creamer's wife in a joint account or as custodian for the benefit of family members who do not share Mr. Creamer's household. Mr. Creamer disclaims ownership of such shares.

(5)
Includes shares of common stock issuable upon the exercise of options.

(6)
By virtue of their affiliation with Lindsay Goldberg, an affiliate of ENV Holdings LLC, each of Messrs. Hirt, Roriston and Weinberg may be deemed to have or share beneficial ownership of all the shares of common stock held of record by ENV Holdings LLC. Each of Messrs. Hirt, Roriston and Weinberg expressly disclaims beneficial ownership of the shares of our common stock held of record by ENV Holdings LLC, except with respect to the shares in which such individual holds a pecuniary interest.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

        Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2008, there were 88,310,022 shares of common stock outstanding, and there are no outstanding shares of preferred stock. In addition, options to purchase an aggregate of 5,746,670 shares of our common stock are outstanding.

Common Stock

Voting Rights

        Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

        Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

        Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

        ENV Holdings LLC, our largest and controlling stockholder and the selling stockholder in this offering, has certain registration rights with respect to our common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Preferred Stock

        Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Anti-Takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our bylaws provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the chief executive officer. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

        Pursuant to Section 228 of the DGCL any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Business Combinations under Delaware Law

        Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company's board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is Computershare Shareholder Services, Inc.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ES."

DESCRIPTION OF MATERIAL INDEBTEDNESS

        We have credit facilities in place with Citicorp North America, Inc., or CNAI, as administrative agent and collateral agent, which we refer to collectively in this prospectus as our "credit facilities." The following is a description of the material terms of our credit facilities.

        The credit facilities initially consisted of a $75.0 million revolving credit facility, which matures on June 7, 2011, $770.0 million first lien term loan facilities, which mature on June 7, 2013, a $25.0 million synthetic letter of credit facility, which matures on June 7, 2013. On February 9, 2007, the synthetic letter of credit facility was increased to $100.0 million. The revolving credit facility includes a sublimit of $60.0 million for letters of credit. We are currently seeking approval from the bank group for amendment and restatement of the credit facilities which will (a) allow us to acquire certain assets from Exelon Corporation and provide for a letter of credit facility in the aggregate principal amount of $200.0 million in connection with the decommissioning project for the Zion nuclear facility and (b) convert the existing synthetic letters of credit to a new funded term letter of credit facility in the aggregate principal amount of $100.0 million for which we will maintain restricted cash equal to the amount of the facility. The new letter of credit facility and the restricted cash amount will be reflected on our balance sheet.

        The current draft of the amendment and restatement contemplates the letter of credit fees with respect to letters of credit issued under each of the revolving loan facility and the Zion letter of credit facility at 2.50% and the participation fee with respect to letters of credit issued under the new term letter of credit facility at LIBOR plus 2.50% (subject to certain adjustments). The current draft contemplates pricing changes on loans as follows: (i) with respect to any term loan, (x) LIBOR plus 2.50% (or LIBOR plus 2.00% when the leverage ratio is less than 2.0 to 1.0) or (y) the base rate plus 1.25% (or the base rate plus 1.00% when the leverage ratio is less than 2.0 to 1.0) and (ii) with respect to any revolving loan, (x) LIBOR plus 2.5% or (y) the base rate plus 1.25%. The final draft of the amendment and restatement may change the terms described above and also modify other provisions in the credit facilities.

        The obligations under the credit facilities are unconditional and irrevocably guaranteed by us and each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, the credit facilities and such guarantees are secured on a first- and second-priority basis by security interests (subject to permitted liens as defined in the credit agreements governing the credit facilities) in substantially all tangible and intangible assets owned by us, the obligors under the credit facilities, and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of equity interests of foreign subsidiaries to 65% of equity interests of first-tier foreign subsidiaries.

        Borrowings under the current credit facilities (prior to consummation of the amendment and restatement) bear interest at a rate equal to (1) in the case of the term loans, (i) the greater of the rate of interest announced by CNAI, from time to time, as its prime rate in effect at its principal office in the city of New York, and the federal funds rate plus 0.50% per annum (the "base rate"), plus 0.75% (or 0.50% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0) or (ii) for any portion of the term loans as to which we have elected to pay interest on a eurodollar basis, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the credit agreements) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), (2) in the case of the revolving loans, (i) the base rate plus 0.75% or (ii) for any portion of the revolving loans as to which we have elected to pay interest on a eurodollar basis, LIBOR plus 2.25%, and (3) in the case of synthetic letters of credit under the credit facilities, LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0).

        In addition to paying interest on outstanding principal under the credit facilities, we are also required to pay a commitment fee in respect of unused commitments at a rate equal to 0.50% per annum on the daily unused commitments available to be drawn under the revolving portion of the credit facilities. We are also required to pay letter of credit fees, with respect to each letter of credit issued, of 2.25% per annum on the average daily aggregate available amount of all letters of credit. We are also required to pay fronting fees, with respect to each letter of credit and synthetic letter of credit (prior to consummation of the amendment and restatement) issued, of 0.25% per annum to the issuer of the letters of credit or synthetic letters of credit (prior to consummation of the amendment and restatement), as applicable, on the average daily stated amount of that letter of credit or synthetic letter of credit. We are also required to pay participation fees on synthetic deposits (prior to consummation of the amendment and restatement) at a LIBOR plus 2.25% (or 2.00% when the leverage ratio (as defined in the related credit agreement) as of the most recently completed fiscal quarter is less than 2.0 to 1.0), subject to certain adjustments.

        Commencing September 30, 2006 and at the end of each calendar quarter for the next 26 quarters, the term loans under the credit facilities amortize in quarterly installments of 0.25% of the outstanding principal balance on September 30, 2006, adjusted for optional prepayments made, provided that the final installment shall be equal to the amount outstanding in respect of the term loans.

        We are generally required to prepay borrowings under the credit facilities with (1) 100% of the net proceeds we receive from non-ordinary course asset sales or as a result of a casualty or condemnation, subject to reinvestment provisions, (2) 100% of the net proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreements and (3) the excess, if any, of 50% (or, if our leverage ratio is less than 3.0 and greater than 1.0, 25%) of excess cash flow (as defined in the credit agreements) reduced by the aggregate amount of term loans optionally prepaid during the applicable fiscal year. Under the credit facilities, we are not required to prepay borrowings with excess cash flow if our leverage ratio is less than or equal to 1.0. As of March 31, 2008, we were not required to make a mandatory prepayment.

        The credit facilities require us to maintain certain financial ratios, including maximum leverage ratios (based upon the ratios of consolidated funded debt and indebtedness, respectively, to consolidated operating cash flow) and a minimum cash interest coverage ratio (based upon the ratio of consolidated operating cash flow to consolidated cash interest expense), which are tested quarterly. Based on the formulas set forth in the credit agreements as of March 31, 2008, we are required to maintain a maximum leverage ratio and a leverage ratio of 4.75 and 4.25, respectively and minimum cash interest coverage ratios of 2.25. Failure to comply with these financial ratio covenants would result in a default under our credit facilities and, absent a waiver or an amendment from the lenders, preclude us from further borrowings under our credit facilities and permit the lenders to accelerate all outstanding borrowings under the credit facilities.

        The credit facilities also contain a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and other restricted payments. Under the credit facilities, we are permitted maximum annual capital expenditures of up to $30.0 million in the fiscal year ending December 31, 2007 and in any fiscal year thereafter, plus the lesser of (1) a one-year carry-forward of the unused amount from the previous fiscal year and (2) 50% of the amount permitted for capital expenditures in the prior fiscal year. The credit facilities contain events of default for non-payment of principal and interest when due, a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a change of control, as defined in the credit facilities. As of March 31, 2008, we were in compliance with all of our covenants and other obligations under the credit facilities.

        We also entered into a second lien term loan in connection with our acquisition of RSMC in June 2007. This loan was repaid in full with the proceeds from our initial public offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. The number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Sale of Restricted Securities

        After this offering, there will be outstanding 88,310,022 shares of our common stock. Of these shares, all of the 68,300,000 shares sold in our initial public offering and this offering (assuming no exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Equity Incentive Plan

        On November 15, 2007, we filed a registration statement under the Securities Act to register up to 10,440,000 shares of common stock to be issued under our equity incentive plan and, as a result, all shares of common stock acquired pursuant to our equity plan will also be freely tradeable unless purchased by our affiliates. As of June 30, 2008, no shares of common stock have been issued under this registration statement, options to purchase 5,746,670 shares of common stock have been granted, 6,522 restricted shares have been awarded and 10,433,478 shares of common stock are reserved for issuance under our equity incentive plan.

Lock-Up Arrangements

        In connection with this offering, we, each of our executive officers and directors and our direct parent and selling stockholder, ENV Holdings LLC, have entered into lock-up agreements described under "Underwriting" that restrict the sale of shares of our common stock for up to 90 days after the date of this prospectus, subject to an extension in certain circumstances. Following the expiration of the lock-up period, the selling stockholder will have the right, subject to certain conditions, to require us to register the sale of its remaining shares of our common stock under federal securities laws. By exercising its registration rights, and selling a large number of shares, the selling stockholder could cause the prevailing market price of our common stock to decline.

        Following the lock-up periods, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, under Rule 144, as currently in effect, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for a period of at least six months is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock; and

  •
  the average weekly trading volume in the shares on the NYSE during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

        Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, and the availability of current public information about us.

        Under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least six months, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but there must be available current public information about us.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a "non-U.S. Holder" is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Dividends

        We intend to pay quarterly cash dividends on our common stock. See "Dividend Policy." If dividends are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings or profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied to and reduces, but not below zero, a non-U.S. Holder's adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, such dividends are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates (as applicable) but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

        You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid on common stock held by you. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% tax on the gain); or

  •
  we are or become a U.S. real property holding corporation, or USRPHC. We believe that we are not currently, and are not likely to become, a USRPHC. If we are or were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

  •
  the common stock was "regularly traded on an established securities market" at any time during the calendar year of disposition;

  •
  you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares; and

  •
  the gain is not otherwise taxable under the circumstances described above.

Federal Estate Tax

        If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreement.

        Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in "Dividends" would not be subject to backup withholding.

        The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or otherwise establish an exemption from such withholding. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership, backup withholding will not apply but such payments nonetheless will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2008, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
D.A. Davidson & Co.
Friedman, Billings, Ramsey & Co., Inc.
Lazard Capital Markets LLC
Piper Jaffray & Co.
Wedbush Morgan Securities Inc.

Total	35,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholder has granted to the underwriters a 30-day option to purchase up to 5,250,000 additional outstanding shares from the selling stockholder at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholder	$	$	$	$

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the

Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

        Our executive officers and directors and the selling stockholder (who in the aggregate will own approximately 22.8% of the outstanding shares of our common stock after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

        We have been advised by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. that they have no present intent or arrangement to release any common shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any common shares subject to a lock-up, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of common shares requested to be released, the reasons for the request, the possible impact on the market for our common shares and whether the holder of common shares requesting the release is an officer, director or other affiliate of our company.

        We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on the New York Stock Exchange under the symbol "ES."

        Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and will receive customary fees and expenses. In particular, certain affiliates of Citigroup Global Markets Inc. are lenders under our senior credit facilities.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

        By purchasing shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Weil, Gotshal & Manges LLP has passed upon the validity of the common stock on behalf of us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of EnergySolutions, Inc. (successor) at December 31, 2006 and 2007 and for the eleven months ended December 31, 2005 and the years ended December 31, 2006 and 2007 and the financial statements of Envirocare of Utah, Inc. (predecessor) for the one month ended January 31, 2005, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of Reactor Sites Management Company Limited at March 31, 2006 and 2007 and for the years then ended, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to EnergySolutions, Inc. and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. A copy of the EnergySolutions, Inc. registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

        You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, Utah 84101
Attn: General Counsel
(801) 649-2000

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF ENERGYSOLUTIONS, INC. AND REACTOR SITES MANAGEMENT COMPANY LIMITED

Page
EnergySolutions, Inc.
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2007 and 2006, Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005	F-4
Consolidated Statements of Changes in Shareholders'/Member's Equity (Deficit) for the Years Ended December 31, 2007 and 2006, Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2006, Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of March 31, 2008 (Unaudited) and December 31, 2007	F-45
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Months Ended March 31, 2008 and 2007 (Unaudited)	F-46
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007 (Unaudited)	F-47
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-48
Reactor Sites Management Company Limited
Independent Auditor's Report	F-55
Combined Balance Sheets as of March 31, 2006 and 2007	F-56
Combined Income Statements for the Years Ended March 31, 2006 and 2007	F-57
Combined Statements of Changes in Parent Company Equity for the Years Ended March 31, 2006 and 2007	F-58
Combined Statements of Cash Flows for the Years Ended March 31, 2006 and 2007	F-59
Notes to Combined Financial Statements	F-60

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
EnergySolutions, Inc.

        We have audited the accompanying consolidated balance sheets of EnergySolutions, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders'/member's equity (deficit), and cash flows for the years ended December 31, 2007 and 2006 and the eleven months ended December 31, 2005 (successor) and the one month ended January 31, 2005 (predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnergySolutions, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and the eleven months ended December 31, 2005 (successor) and the one month ended January 31, 2005 (predecessor), in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Salt Lake City, Utah March 26, 2008

EnergySolutions, Inc.

Consolidated Balance Sheets

December 31, 2007 and 2006

(in thousands of dollars)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$36,366	$4,641
Restricted cash	3,995	—
Accounts receivable, net of allowance for doubtful accounts	366,083	82,965
Costs and estimated earnings in excess of billings on uncompleted contracts	41,243	57,290
Income tax receivable	26,163	12,856
Inventories	10,851	9,813
Prepaid expenses and other current assets	20,981	20,270

Total current assets	505,682	187,835
Property, plant and equipment, net	110,688	128,845
Goodwill	526,040	462,389
Other intangible assets, net	383,812	296,226
Restricted cash and decontamination and decommissioning deposits	30,559	65,768
Other noncurrent assets	68,169	16,142

Total assets	$1,624,950	$1,157,205

Liabilities and Shareholders'/Member's Equity
Current liabilities:
Current portion of long-term debt	$1,557	$11,565
Short-term borrowings	—	3,000
Accounts payable	155,663	23,357
Accrued expenses and other current liabilities	233,588	67,872
Deferred income taxes	1,402	—
Unearned revenues	43,733	49,905

Total current liabilities	435,943	155,699
Long-term debt, less current portion	605,410	749,602
Pension liability	44,540	—
Facility and equipment decontamination and decommissioning liabilities	69,543	82,225
Deferred income taxes	53,504	18,002
Other noncurrent liabilities	10,619	2,697

Total liabilities	1,219,559	1,008,225

Minority interest	68	—
Commitments and contingencies
Shareholders'/member's equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding as of December 31, 2007	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 88,305,500 shares issued and outstanding as of December 31, 2007	883	—
Additional paid-in capital	471,075	196,419
Accumulated other comprehensive loss	(1,429)	(49)
Capital deficiency	(65,206)	(47,390)

Total shareholders'/member's equity	405,323	148,980

Total liabilities and shareholders'/member's equity	$1,624,950	$1,157,205

See accompanying notes to consolidated financial statements.

EnergySolutions, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(in thousands of dollars, except per share information)

	(Successor) EnergySolutions, Inc.			(Predecessor) Envirocare of Utah, Inc.
	Year Ended December 31,		Eleven Months Ended December 31, 2005	One Month Ended January 31, 2005
	2007	2006
Revenues	$1,092,613	$427,103	$348,192	$21,914
Cost of revenues	898,339	235,867	134,350	7,382

Gross profit	194,274	191,236	213,842	14,532
Selling, general and administrative expenses	122,438	101,262	44,595	967
Impairment of intangible assets	—	—	3,000	—

Income from operations	71,836	89,974	166,247	13,565
Interest expense	72,689	68,566	49,736	—
Other income, net	3,364	3,113	1,474	13

Income before income taxes and minority interest	2,511	24,521	117,985	13,578
Minority interest	92	—	—	—
Income tax expense (benefit)	11,318	(2,342)	—	—

Net income (loss)	$(8,899)	$26,863	$117,985	$13,578

Net income (loss) per share—see note(2)(t):
Basic	$(0.79)

Diluted	$(0.79)

Shares used to calculate net income (loss) per share:
Basic	11,274,422
Diluted	11,274,422
Unaudited pro forma net income per share—see note(2)(u):
Basic	$0.02	$0.20

Diluted	$0.02	$0.20

Shares used to calculate unaudited pro forma net income per share:
Basic	76,747,573	75,150,000
Diluted	77,155,949	75,150,000
Comprehensive income (loss):
Net income (loss)	$(8,899)	$26,863	$117,985	$13,578
Foreign currency translation adjustment	(182)	(49)	—	—
Change in unrecognized actuarial loss	(1,198)	—	—	—

Comprehensive income (loss)	$(10,279)	$26,814	$117,985	$13,578

See accompanying notes to consolidated financial statements.

EnergySolutions, Inc.

Consolidated Statements of Changes in Shareholders'/Member's Equity (Deficit)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(in thousands of dollars)

	Common Stock		Shareholders' Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Retained Earnings (Capital Deficiency)
				Member's Paid-in Capital			Total Shareholders' Equity (Deficit)
	Shares	Amount
Predecessor
Balance at December 31, 2004	1,000	$—	$11,523	$—	$—	$20,268	$31,791
Net income	—	—	—	—	—	13,578	13,578
Distributions to stockholder	—	—	—	—	—	(25,640)	(25,640)

Balance at January 31, 2005	1,000	—	11,523	—	—	8,206	19,729
Successor
Elimination of predecessor equity structure	(1,000)	—	(11,523)	—	—	(8,206)	(19,729)
Capital contribution in connection with acquisition of Envirocare	—	—	—	138,000	—	—	138,000

Balance at February 1, 2005	—	—		138,000	—	—	138,000
Net income	—	—	—	—	—	117,985	117,985
Equity-based compensation	—	—	—	1,500	—	—	1,500
Distributions to member	—	—	—	(139,500)	—	(187,514)	(327,014)

Balance at December 31, 2005	—	—	—	—	—	(69,529)	(69,529)
Net income	—	—	—	—	—	26,863	26,863
Capital contribution	—	—	—	175,000	—	—	175,000
Equity-based compensation	—	—	—	21,419	—	—	21,419
Distributions to member	—	—	—	—	—	(4,724)	(4,724)
Foreign currency translation	—	—	—	—	(49)	—	(49)

Balance at December 31, 2006	—	—	—	196,419	(49)	(47,390)	148,980
Net loss	—	—	—	—	—	(8,899)	(8,899)
Equity-based compensation	—	—	1,839	2,512	—	—	4,351
Distributions to member	—	—	—	—	—	(8,917)	(8,917)
Issuance of common stock:
Shares issued for redemption of member's equity	75,150,000	752	198,179	(198,931)	—	—	—
Shares issued for cash, net of issuance costs	13,153,500	131	271,011	—	—	—	271,142
Shares issued to charitable organizations	2,000	—	46	—	—	—	46
Change in unrecognized actuarial loss	—	—	—	—	(1,198)	—	(1,198)
Foreign currency translation	—	—	—	—	(182)	—	(182)

Balance at December 31, 2007	88,305,500	$883	$471,075	$—	$(1,429)	$(65,206)	$405,323

See accompanying notes to consolidated financial statements.

EnergySolutions, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(in thousands of dollars)

	(Successor) EnergySolutions, Inc.
				(Predecessor) Envirocare of Utah, Inc.
	Year Ended December 31,
			Eleven Months Ended December 31, 2005	One Month Ended January 31, 2005
	2007	2006
Cash flows from operating activities
Net income (loss)	$(8,899)	$26,863	$117,985	$13,578
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest income	92	—	—	—
Depreciation and amortization	43,230	28,628	22,280	173
Equity-based compensation expense	4,351	21,419	1,500	—
Deferred income taxes	8,657	(124)	—	—
Write-off of debt financing fees and debt discount	4,242	8,889	12,733	—
Amortization of debt financing fees and debt discount	3,472	1,738	2,047	—
Loss on disposal of property, plant and equipment	832	108	593	—
Impairment of intangible assets	—	—	3,000	—
Unrealized (gain) loss on derivative contracts	600	363	(504)	—
Provision for (recoveries of) doubtful accounts	304	(3,795)	2,253	(300)
Changes in operating assets and liabilities:
Accounts receivable	19,603	12,512	(636)	9,727
Costs and estimated earnings in excess of billings on uncompleted contracts	18,231	7,264	(2,615)	920
Income tax receivable	(13,145)	(10,192)	—	—
Inventories	556	5,166	—	—
Prepaid expenses and other current assets	15,769	509	(3,381)	(448)
Accounts payable	28,202	2,558	3,545	(3,222)
Accrued expenses and other current liabilities	(12,289)	(30,696)	20,990	667
Unearned revenues	(6,191)	7,922	(1,592)	(40)
Facility and equipment decontamination and decommissioning liabilities	1,366	2,183	(1,230)	26
Restricted cash and decontamination and decommissioning deposits	38,099	(9,182)	11,958	—
Other noncurrent assets	(1,819)	(1,137)	—	—
Other noncurrent liabilities	7,533	(1,240)	—	—

Net cash provided by operating activities	152,796	69,756	188,926	21,081

Cash flows from investing activities
Purchases of businesses, net of cash acquired	(199,105)	(447,912)	(3,400)	—
Purchases of property, plant and equipment	(13,312)	(23,910)	(33,198)	(393)
Proceeds from disposition of property, plant and equipment	579	58	(3,601)	—

Net cash used in investing activities	(211,838)	(471,764)	(40,199)	(393)

Cash flows from financing activities
Repayments of long-term debt	(354,200)	(558,833)	(394,000)	—
Borrowings of long-term debt	200,000	770,000	607,450	—
Net borrowings (repayments) under revolving credit facility	(3,000)	3,000	—	—
Distributions to stockholder/member	(8,917)	(4,724)	(327,014)	(25,640)
Member's capital contributions	—	175,000	—	—
Proceeds from issuance of common stock, net of issuance costs	271,142	—	—	—
Repayments of capital lease obligations	(1,327)	(328)	—	—
Debt financing fees	(11,764)	(12,264)	(8,602)	—

Net cash provided by (used in) financing activities	91,934	371,851	(122,166)	(25,640)

Effect of exchange rate on cash	(1,167)	—	—	—

Net increase (decrease) in cash and cash equivalents	31,725	(30,157)	26,561	(4,952)
Cash and cash equivalents, beginning of period	4,641	34,798	8,237	10,175

Cash and cash equivalents, end of period	$36,366	$4,641	$34,798	$5,223

EnergySolutions, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(1) Description of Business

        Envirocare of Utah, Inc. (predecessor) was formed in 1988 to operate a disposal facility for mixed waste, uranium mill tailings and Class A low-level radioactive waste in Clive, Utah. In January 2005, the predecessor converted to a limited liability company, Envirocare of Utah, LLC (Envirocare). Immediately thereafter, the sole member of Envirocare sold all of its member interest to ENV Holdings LLC (our parent). In 2006, we changed our name from Envirocare of Utah, LLC to EnergySolutions, LLC ("we," "our," "EnergySolutions" or the "Company"). Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the Decontamination and Decommissioning (D&D) division of Scientech, LLC (Scientech) in October 2005, BNG America, LLC (BNGA) in February 2006, Duratek, Inc. (Duratek) in June 2006, Safeguard International Solutions, Ltd. (Safeguard) in December 2006, Parallax, Inc. (Parallax) in January 2007, Reactor Sites Management Company Limited (RSMC) in June 2007, NUKEM Corporation (NUKEM) in July 2007, and Monserco Limited (Monserco) in December 2007. The operations of such acquisitions are included in our results of operations from the date of acquisition.

        We provide our services through four segments: Federal Services (FS); Commercial Services (CS); Logistics, Processing and Disposal (LP&D), and International. Our Federal Services segment derives revenues from U.S. government customers for the management and operation or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the U.S. Department of Energy (DOE) and U.S. Department of Defense (DOD). Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. Our acquisition of RSMC, as described more fully in Note 3, has significantly expanded our international capabilities. Prior to our acquisitions of RSMC in 2007 and Safeguard in 2006, we derived less than 1% of our revenues from our international operations. Accordingly, through the first quarter of 2007, we reported results from our international operations in our Commercial Services segment. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment in connection with our acquisition of RSMC. Our International segment derives revenues primarily through contracts with the Nuclear Decommissioning Authority (NDA) in the UK.

        As a result of our acquisition of the predecessor, the recorded amounts of assets, liabilities and stockholder's/member's equity (deficit) reflected in the financial statements are not necessarily comparable. Periods prior to January 31, 2005 represent the accounts and activity of the predecessor company and from that date forward, the successor company (successor). The consolidated statements of changes in stockholders'/member's equity (deficit) reflect the initial capitalization of EnergySolutions, LLC on the date of the acquisition of our predecessor on January 31, 2005.

        On November 20, 2007, the date of the completion of our initial public offering, we completed our conversion to a corporate structure whereby EnergySolutions, LLC converted to EnergySolutions, Inc.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(1) Description of Business (Continued)

As a result, the member of EnergySolutions, LLC contributed its membership equity interest for 75.2 million shares of $0.01 par value common stock of EnergySolutions, Inc. EnergySolutions, Inc. is now organized and existing under the General Corporation Law of the State of Delaware.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, our wholly-owned subsidiaries and joint ventures in which we have a controlling interest. Investments in joint ventures over which we exercise significant influence but in which we do not exercise control are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

        We consider all cash on deposit, money market accounts, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. We maintain cash and cash equivalents in bank deposit and other investment accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash or cash equivalents.

        Restricted cash at December 31, 2007 consisted of $4.0 million of cash held relating to certain operations of RSMC which ceased prior to our acquisition. This cash is repayable under contract to the NDA. A corresponding liability is included in accrued expenses and other current liabilities for $4.0 million as of December 31, 2007.

(c) Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The carrying amount of accounts receivable, net of the allowance for doubtful accounts, represents estimated net realizable value. The allowance for doubtful accounts is a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The allowance for doubtful accounts is estimated based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. We generally do not require collateral for accounts receivable; however, we regularly review all accounts receivable balances and assess the collectibility of those balances. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote. We have an allowance for doubtful accounts of $1.6 million as of December 31, 2007 and $689,000 as of December 31, 2006.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

(d) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Unearned Revenues

        Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestones. We recognize a rate reserve for an anticipated liability resulting from the difference between estimated billing rates and actual rates on certain contracts with the federal government. This liability will be settled based upon the completion of audits of the actual rates by the applicable federal government audit agency. As of December 31, 2007 and 2006, respectively, we had total rate reserves of $8.0 million and $6.2 million, of which $2.3 million and $6.2 million are considered current and are included in unearned revenues in our consolidated balance sheets. As of December 31, 2007, we had $5.7 million of rate reserves that were considered long term and are included in other noncurrent liabilities in our consolidated balance sheets.

        Retainage represents amounts that are billed or billable to our customers, but are retained by the customer until completion of the project or as otherwise specified in the contract. As of December 31, 2007 and 2006, respectively, we have retainage balances of $5.1 million and $6.9 million, of which $3.2 million and $4.1 million are current and are included in prepaid expense and other current assets in the consolidated balance sheets. As of December 31, 2007 and 2006, respectively, $1.9 million and $2.8 million of retainage balances that are considered long term are included in other noncurrent assets in our consolidated balance sheets.

(e) Inventories

        Inventories are stated at the lower of cost or market using the first-in, first-out method. Market is determined on the basis of estimated realizable values.

(f) Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Property, plant and equipment acquired through the acquisition of a business are recorded at their estimated fair value at the date of acquisition.

        Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings, building improvements and land improvements	5 to 45 years
Computer hardware and software	3 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 10 years
Trucks and vehicles	5 to 15 years

        We capitalize costs associated with the construction of disposal cells such as excavation, liner construction and drainage systems construction, as well as the asset retirement obligation capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

Retirement Obligations. These costs are depreciated over the capacity of the individual cells based on a per unit basis as landfill airspace is consumed.

        Equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant and equipment is $19.1 million and $12.0 million for the years ended December 31, 2007 and 2006, respectively, $11.3 million for the eleven months ended December 31, 2005 and $173,000 for the one month ended January 31, 2005. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(g) Impairment of Long-Lived Assets

        Long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset, primarily determined based on future discounted cash flows. In the eleven months ended December 31, 2005, we changed our name to EnergySolutions and incurred an impairment charge of $3.0 million, representing the write-off of the remaining book value of our old name.

(h) Goodwill and Other Intangible Assets

        Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable (see Note 6).

        Goodwill is tested at the reporting unit level at least annually for impairment and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets, requires a two-step impairment test. In the first step, we determine the fair value of the reporting unit using a discounted cash flow valuation model and compare the fair value to the reporting unit's carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step of the goodwill impairment test, the implied fair value of the reporting unit's goodwill is compared to the carrying value. The implied fair value of the reporting unit's goodwill is determined as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit's goodwill exceeds the implied value, an impairment loss is recognized in an amount equal to the excess.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

(i) Facility and Equipment Decontamination and Decommissioning Liabilities

        SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation (ARO) be capitalized as part of the carrying amount of the long-lived asset when the obligation arises (typically when the asset is either placed in service or when the asset first becomes contaminated by radioactive materials).

        We are responsible for the costs relating to the final capping, closure, and post-closure monitoring activities of our Clive, Utah landfill, our final capping and closure activities of our South Carolina landfill and the costs related to the decontamination and decommissioning of our facilities and equipment in Tennessee and at certain customer sites which qualify as asset retirement obligations under SFAS No. 143. The recorded asset retirement obligation represents an estimate of the present value of the future obligation to be incurred associated with these activities.

        The cost basis for our landfill assets and related obligation include landfill liner material and installation, excavation for airspace, landfill leachate collection systems, environmental groundwater and air monitoring equipment, directly related engineering and design costs and other capital infrastructure costs. Also included in the cost basis of our landfill assets and related obligation are estimates of future costs associated with final landfill capping, closure and post-closure monitoring activities. These costs are described below:

  •
  Final capping—Involves the installation of final cap materials over areas of the landfill where total airspace has been consumed. We estimate available airspace capacity using aerial and ground surveys and other methods of calculation, based on permit-mandated height restrictions and other factors. Final capping asset retirement obligations are recorded, with a corresponding increase in the landfill asset, as landfill airspace capacity is permitted for waste disposal activities and the cell liner is constructed. Final capping costs are recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with the final capping event.

  •
  Closure—Involves the remediation of our land surrounding the disposal cell and the disposal of Company-owned property and equipment. These are costs incurred after the site ceases to accept waste, but before the site is certified to be closed by the applicable regulatory agency. These costs are accrued as an asset retirement obligation, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

  •
  Post-closure—Involves the maintenance and monitoring of our landfill site that has been certified to be closed by the applicable regulatory agency. Subsequent to landfill closure, we are required to maintain and monitor our landfill site for a 100-year period. These maintenance and monitoring costs are accrued as an asset retirement obligation, with a corresponding increase in the landfill asset, as airspace is consumed over the life of the landfill. Post-closure obligations

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

    are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

        The cost basis for our decontamination and decommissioning assets and related obligation include costs to decontaminate, disassemble and dispose of equipment and facilities. We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value under the provisions of SFAS No. 143. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves.

        Costs for the decontamination and decommissioning of our facilities and equipment will generally be paid upon the closure of these facilities or the disposal of this equipment. We are obligated under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the Atlantic Waste Compact Act) for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site (Barnwell Closure). Under the terms of the Atlantic Waste Compact Act and our license with the State of South Carolina, we are required to maintain a trust fund to cover the Barnwell Closure obligation, which limits our obligation to the amount of the trust fund.

        Pursuant to the requirements of SFAS No. 143, our cost estimates for final capping, closure and post-closure activities and other decontamination and decommissioning activities are intended to approximate fair value and are based on our interpretation of the current regulatory requirements and proposed or anticipated regulatory changes. Where applicable, these cost estimates are based on the amount a third party would charge to perform such activities even when we expect to perform these activities internally. Because final landfill capping, closure and post-closure obligations and decontamination and decommissioning obligations are measured using present value techniques, changes in the estimated timing of the related activities would have an effect on these liabilities, related assets and resulting operations.

        Additionally, an estimate of fair value should also include the price that marketplace participants are able to receive for bearing the uncertainties inherent in these cash flows. However, when using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In the nuclear industry, there is generally not a market for selling the responsibility for final capping, closure and post-closure obligations independent of selling the landfill in its entirety. Accordingly, we do not believe that it is possible to develop a methodology to reliably estimate a market risk premium. We have excluded any such market risk premium from our determination of expected cash flows for landfill asset retirement obligations.

        Changes in inflation rates or the estimated costs, timing or extent of the required future capping, closure, post-closure and other decontamination and decommissioning activities typically result in both: (i) a current adjustment to the recorded liability and asset; and (ii) a change in the liability and asset

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

amounts to be recorded prospectively over the remaining life of the asset in accordance with our depreciation policy.

(j) Self-Insurance and Recoveries

        We have retained a portion of the financial risk related to our employee health insurance plan. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated by considering pending claims and historical trends and data. The estimated liability associated with settling unpaid claims is $2.1 million and $1.7 million as of December 31, 2007 and 2006, respectively, and is included in accrued expenses and other current liabilities. Estimated insurance recoveries related to recorded liabilities are reflected as other current assets or other long-term assets when management believes that the receipt of such amounts is probable. As of December 31, 2007 and 2006, we did not have any expected insurance recoveries.

(k) Derivative Financial Instruments

        As required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we record all derivatives at fair value on the balance sheets as either an asset or a liability. We have not met the hedge criteria for our existing derivatives; therefore, changes in the fair value of our derivatives are included in other income.

        We have entered into derivative contracts to help offset our exposure to movements in interest rates in relation to our variable rate debt. As of December 31, 2007, the interest rate derivative had a notional amount of $491.0 million and a fair value liability of $600,000.

(l) Share-Based Payment

        SFAS No. 123(R), Share-Based Payment, establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123(R) eliminates the ability to account for stock-based compensation using APB No. 25 and requires that such transactions be recognized as compensation cost in the income statements over the instruments' vesting periods based on the instruments' fair values on the measurement date, which is generally the date of the grant.

        Share-based compensation expense includes compensation expense for the share-based payments vested during the year, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In our share-based compensation strategy we utilize a combination of stock options and restricted stock that vest over time based on service. For time-based stock options and restricted stock, compensation expense is recognized over the vesting period from the vesting commencement date using the straight-line method.

        We use the Black-Scholes valuation model to value any share-based compensation under SFAS No. 123(R). Option valuation methods, including Black-Scholes, require the input of assumptions including the risk-free interest rate, dividend rate, expected term and volatility rate. See Note 14 for further discussion regarding the assumptions used in our valuation model.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

(m) Revenues and Cost of Revenues

Revenue Recognition

        We record revenues when all of the following conditions exist: (i) evidence of an agreement with our customer; (ii) work has actually been performed; (iii) the amount of revenues is fixed or determinable and (iv) collection from our customer is reasonably assured. Provision for estimated contract losses is recognized in full in the period in which the losses are identifiable and include all estimated direct costs to complete the contract (excludes future selling, general and administrative costs expected to be allocated to the contract). Contract claims and change orders are included in total estimated contract revenues when it is probable that the change order will result in a bona fide addition to contract value and can be reliably estimated. Costs incurred for bidding and obtaining contracts are expensed as incurred.

Federal and Commercial Contracts for Services

        We have contracts to provide engineering and technical support services to the United States Federal government and its agencies, the United Kingdom Nuclear Decommissioning Authority and to commercial companies. Our services are provided under cost-reimbursable award or incentive-fee, fixed-price and unit-rate contracts. The following describes our policies for these contract types:

        Cost-reimbursable award or incentive-fee contracts—We are reimbursed for allowable costs in accordance with Cost Accounting Standards (CAS) or contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or CAS, we may not be able to obtain reimbursement for such costs. We earn award and incentive fees in addition to cost reimbursements if we meet certain contract provisions, including schedule, budget, and safety milestones. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. We receive award and incentive fees on certain contracts, which are accrued when estimable and collection is reasonably assured.

        Fixed-price and unit-rate contracts—We receive a fixed amount of revenues irrespective of the actual costs we incur. For fixed-price contracts, our revenues are recognized using the proportional performance method of accounting using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contract costs. For unit-rate contracts, our revenues are recognized as units are completed based on contractual unit rates.

        Accounting for revenues earned under our contracts may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each of our contracts is unique with regard to scope, schedule and delivery methodology. Accordingly, each contract is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, on many contracts, costs are the basis for determining the overall contract value and timing.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

        Certain of our fixed price contracts are for services that are non-linear in nature, require complex, non-repetitive tasks or involve a non-time-based scope of work. In these contracts, the earnings process is not fulfilled upon the achievement of milestones, but rather over the life of the contract. Evaluation of the obligations and customer requirements on these contracts does not produce objective, quantifiable output measures that reflect the earnings process for revenue recognition. Therefore, in these situations, we use a cost-to-cost approach to determine revenues. A cost-to-cost approach accurately reflects our obligations and performance on these contracts, as well as meeting the customers' expectations of services being performed. Therefore, we believe that input measures used to measure progress toward completion on certain fixed price projects provide a reasonable surrogate as compared to using output measures.

        For the years ended December 31, 2007 and 2006, revenues calculated using a cost-to-cost approach were $68.6 million and $36.3 million, respectively. For the eleven months ended December 31, 2005 and for the one month ended January 31, 2005, revenues calculated using a cost-to-cost approach were $0.

        Revisions to revenues, costs and profit estimates or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contracts typically provide for billings on a monthly basis or based on contract milestones. Costs and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenues that have not been billed. Unearned revenues represent amounts billed and collected for which revenues have not been recognized.

Change Orders and Requests for Equitable Adjustment (REAs)

        We record contract claims and pending change orders, including REAs, when the work has been performed and collection of revenues is reasonably assured, which generally is when accepted in writing by the customer. The costs to perform the work related to these claims and pending change orders, including REAs, are included in the financial statements in the period that they are incurred and are included in our estimates of contract profitability.

LP&D Contracts

        We generate revenues in our LP&D segment primarily through unit-rate contracts for the shipping, processing and disposal of radioactive materials. A unit-rate contract is essentially a fixed-price contract with the only variable being units of work performed. These contracts generally provide that we will process and dispose of substantially all of the low-level radioactive waste generated by our customers for a fixed, pre-negotiated price per cubic foot, depending on the type of radioactive material being disposed.

(n) Advertising Costs

        We expense advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses. For the years ended December 31, 2007 and 2006, for the eleven months

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

ended December 31, 2005 and for the one month ended January 31, 2005, we incurred $4.2 million, $4.3 million, $656,000 and $42,000, respectively, in advertising expenses.

(o) Income Taxes

        Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. Under applicable regulations, members of a limited liability company treated as a partnership are responsible for their individual income tax liabilities related to the limited liability company's results of operations. Accordingly, we have not previously provided for federal income taxes related to our results of operations, except to the extent of operations in our subsidiaries that are corporations. Because we previously generated taxable income, we included in distributions to our member amounts sufficient to facilitate the payment of tax liabilities arising from EnergySolutions, LLC's income. EnergySolutions, Inc. is a "C" corporation and, as such, we are subject to federal and state corporate income taxes.

        We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, and other, applicable authoritative pronouncements. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the tax returns we file are subject to audit and investigation by the Internal Revenue Service, most states in the United States and by various government agencies representing jurisdictions outside the United States.

        In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that companies recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective for us on January 1, 2007, with any cumulative effect of change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material effect on our financial condition or results of operations.

(p) New Accounting Pronouncements

Business Combinations

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations, but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. We will adopt this statement as of January 1, 2009. Management is currently evaluating the impact SFAS No. 141(R) will have on our financial condition, results of operations and cash flows; however, in general, this standard will only impact the accounting for future acquisitions.

Noncontrolling Interest in Consolidated Financial Statements

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of a company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS No. 160 also changes the manner in which the net income of a subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The adoption of SFAS No. 160 is not expected to have a material impact on our financial position, results of operations or cash flows.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 14, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, Partial Deferral of the Effective Date of Statement 157, which delays the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

(q) Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(2) Summary of Significant Accounting Policies (Continued)

judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by management include: (i) proportion of completion on long-term contracts, (ii) the costs to close and monitor our landfill and D&D facilities and equipment, (iii) recovery of long-lived assets, including goodwill, (iv) costs for unpaid claims and associated expenses related to employee health insurance, (v) the determination of rate reserve provisions, (vi) provision for a valuation allowance on deferred tax assets, (vii) contingencies and litigation and (viii) stock price volatility for stock option valuation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

(r) Commitments and Contingencies

        Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS No. 143 arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries for environmental remediation costs from third parties are recorded when agreed upon with a third party.

(s) Reclassifications

        Certain amounts for prior periods have been reclassified to conform to the current year presentation.

(t) Income (Loss) Per Share

        Following our corporate reorganization, which occurred in connection with the completion of our initial public offering on November 20, 2007, we began conducting our business through EnergySolutions, Inc., a newly formed corporation and holding company. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents. Potential common stock equivalents that have been issued by us relate to outstanding stock option awards and are determined using the treasury stock method.

        Historical net income (loss) per share was not presented for the year ended December 31, 2006, the eleven months ended December 31, 2005 or the one month ended January 31, 2005 since we were structured as a limited liability company, had only one member and there were no ownership interests that were convertible into common stock or a common stock equivalent.

(u) Unaudited Pro Forma Income (Loss) Per Share

        The unaudited pro forma net income (loss) per share reflects the effects related to our reorganization from a limited liability company to a "C" corporation, the issuance of our common stock in connection with our initial public offering and an assumed effective tax rate of 38%.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(3) Acquisitions

        On December 21, 2007, we acquired all of the issued and outstanding shares of common stock of Monserco for approximately $2.9 million in cash, including transaction costs. Monserco is a commercial supplier of radiation services in Canada, providing radioactive waste management and radiological services involving the use of radioactive materials. Goodwill recognized for this acquisition was $2.5 million and was assigned to the LP&D segment. The results of operations for Monserco are included in our results of operations from December 21, 2007.

        On July 9, 2007, we acquired all of the issued and outstanding shares of common stock of NUKEM for approximately $5.5 million in cash, including transaction costs. NUKEM is a nuclear services company that provides technology-based solutions to the nuclear industry in North America, Spain and South Korea. Goodwill recognized for this acquisition was $2.2 million and was assigned to the CS segment. The results of operations for NUKEM are included in our results of operations from July 9, 2007.

        On June 26, 2007, we acquired all of the issued and outstanding shares of common stock of RSMC for approximately $184.8 million in cash, including transaction costs of $1.9 million. RSMC, through its subsidiary Magnox Electric Ltd., holds the contracts and licenses to operate and decommission 10 nuclear sites with 22 reactors in the UK on behalf of the NDA, the government body responsible for the clean up and decommissioning of the UK nuclear sites. A significant portion of our workforce in the United Kingdom is unionized, and we have annual agreements that cover most of the RSMC employees, which are negotiated in conjunction with the NDA. The acquisition was accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations. The purchase method of accounting requires the allocation of the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair values. We recognized customer relationship intangible assets of approximately $109.9 million and goodwill of approximately $51.1 million. Intangible assets will be amortized over their estimated weighted average useful lives of 12 years. These intangible assets and goodwill were assigned to the International segment. The results of operations for RSMC are included in our results of operations from June 26, 2007.

        On January 17, 2007, we acquired all of the issued and outstanding shares of common stock of Parallax for approximately $15.3 million in cash, including transaction costs. Parallax is a nuclear services firm, based in Maryland, with approximately 150 employees and offices in New Mexico, Ohio, Tennessee, Nevada and South Carolina. The acquisition includes Parallax's 49% equity interest in LATA/Parallax Portsmouth, LLC, a New Mexico limited liability company. Goodwill recognized for this acquisition was $12.2 million and was assigned to the FS segment. The results of operations for Parallax are included in our results of operations from January 17, 2007.

        In December 2006, we acquired Safeguard, a leading U.K. provider of turn-key services for the packaging and transfer of radioactive materials for $9.0 million, which included $8.5 million in cash and $0.5 million in transaction costs. Goodwill recognized for this acquisition was $8.0 million and was assigned to the CS segment. Beginning with the second quarter of 2007, we began reporting results from operations outside North America in a new International segment. As a result, goodwill related to Safeguard is reported in the International segment at December 31, 2007.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(3) Acquisitions (Continued)

        In June 2006, we acquired Duratek, a leading provider for the safe, secure disposal of radioactive materials and nuclear facility operations for commercial and government customers, for an aggregate purchase price of $440.8 million, which included the purchase of all issued and outstanding common stock valued at $327.5 million. At the date of acquisition, there were 14,886,695 common stock shares issued and outstanding. These shares were purchased at $22 per share based on synergies anticipated by combining the companies and other comparable market values. Prior to our acquisition of Duratek, we entered into arms-length transactions with Duratek. Outstanding receivables and payables were eliminated upon the acquisition of Duratek. Goodwill recognized for this acquisition was $309.6 million and was allocated as follows: $126.9 million to the FS segment, $86.7 million to the CS segment and $96.0 million to the LP&D segment.

        A significant portion of the purchase price was allocated to intangible assets, including goodwill, since Duratek is primarily a service business and does not have significant tangible assets. Management determined that a significant portion of the perceived value represents the expected significant synergies, the value of the market presence that will be established with the combined company and the ability for the combined company to offer a broader range of services on the value chain, all of which were included in management's determination to execute the acquisition at the specified price.

        In February 2006, we acquired the member interest in a subsidiary of British Nuclear Fuels plc, BNGA, an on-site decommissioning and nuclear services business, for $17.6 million, which included $15.7 million in cash and $1.9 million in transaction costs. Upon closing of the transaction, BNGA became a subsidiary of EnergySolutions. The acquisition included BNGA's wholly-owned subsidiaries Manufacturing Sciences Corporation, BNG Fuel Solutions and BNGA Savannah River Corporation. Goodwill recognized for this acquisition was $2.0 million and was assigned to the FS segment.

        We acquired these companies to achieve our objective to become a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for these acquisitions because each entity contributed toward the achievement of our objective. In particular, relative to the Duratek acquisition we paid a premium in excess of the fair value of the net tangible and identified intangible assets of approximately $216.9 million. We were willing to pay a significant premium as a result of our identification of certain entity-specific synergies we expected to realize and to achieve our objective to become a leader in the nuclear services industry. Our acquisition of Duratek gives us the size and capability to qualify as a government prime contractor, provide highly-specialized nuclear services to owners of large commercial nuclear power reactors and pursue international D&D contracts. All acquisitions were accounted for using the purchase method of accounting as required by SFAS No. 141. The purchase method of accounting requires the allocation of the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair values. The results of operations for the companies are included in our results of operations from the dates of their respective acquisitions forward.

        The determination of the final purchase price is subject to potential adjustments related primarily to income taxes, which could impact the purchase price allocations discussed in the aforementioned paragraphs. We do not expect any changes to the purchase price allocations to materially increase or

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(3) Acquisitions (Continued)

decrease depreciation or amortization expense, but they could have a material effect on the amount of recorded goodwill.

        The following table summarizes the purchase price for the acquisitions of RSMC and Duratek (the acquisitions that are deemed to be material):

	RSMC	Duratek
	(in thousands of dollars)
Cash	$182,928	$327,507
Transaction costs	1,891	20,009
Retirement of the Duratek outstanding term loan	—	65,513
Termination of the Duratek stock option plan	—	17,306
Involuntary termination costs	—	10,435

Total Purchase price	$184,819	$440,770

        Included in the purchase price for Duratek are involuntary termination costs. These costs have been included as a component of the total purchase price in accordance with Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The following is a summary of costs included:

	Total	Amount Paid During 2006	Remaining Liability at December 31, 2006	Amount Paid During 2007	Remaining Liability at December 31, 2007
	(in thousands of dollars)
Severance and other compensation	$7,858	$5,063	$2,795	$1,240	$1,555
Lease termination	2,577	2,577	—	—	—

Total	$10,435	$7,640	$2,795	$1,240	$1,555

        As of December 31, 2007 and 2006, $1.6 million and $2.8 million of these costs, respectively, have not been paid and are included in accrued expenses and other current liabilities.

        The following table summarizes the fair values of the assets acquired and liabilities assumed and related deferred income taxes as of the acquisition dates. The purchase price allocations for RSMC and Duratek were adjusted during the respective allocation periods. The impact on goodwill for RSMC was

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(3) Acquisitions (Continued)

$2.1 million, excluding foreign currency fluctuation, and the impact on goodwill for Duratek was $1.7 million.

	RSMC	Duratek
	(in thousands of dollars)
Assets acquired:
Cash and cash equivalents	$8,567	$13,210
Restricted cash, current	3,998	—
Accounts receivable, net of allowance for doubtful accounts	292,940	40,072
Costs and estimated earnings in excess of billings on uncompleted contracts	—	47,121
Income tax receivable	—	2,663
Inventories	—	1,173
Prepaid expenses and other current assets	16,284	9,949
Property, plant and equipment, net	—	50,922
Goodwill	48,937	311,318
Other intangible assets	109,934	58,902
Restricted cash and decontamination and decommissioning deposits	—	24,575
Other assets	65,760	3,071

Total assets acquired	546,420	562,976

Liabilities assumed:
Accounts payable	103,288	7,473
Accrued expenses and other current liabilities	163,870	43,683
Unearned revenues	—	15,371
Facility and equipment decontamination and decommissioning liabilities	—	39,326
Pension liability	62,762	—
Deferred income taxes	31,681	13,792
Other noncurrent liabilities	—	2,561

Total liabilities assumed	361,601	122,206

Net assets acquired	$184,819	$440,770

        Unearned revenues acquired from Duratek resulted from contracts with certain customers that required advance payments for the procurement of goods and services prior to performing work. The obligation of performing the contract work associated with the advance payments was assumed by EnergySolutions upon acquisition. Accordingly, we have recorded the cost of fulfilling these obligations, as well as a selling margin, as unearned revenue.

        Total goodwill of $526.0 million at December 31, 2007 is allocated to the following segments: $143.1 million to Federal Services, $91.0 million to Commercial Services, $232.7 million to LP&D, and

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(3) Acquisitions (Continued)

$59.2 million to International. A portion of the goodwill, primarily related to our acquisitions, is currently not deductible for tax purposes.

        The value of identifiable intangible assets was determined by management. The following is a detail of the other intangible assets acquired:

	Total Value
			Useful Life in Years
	RSMC	Duratek
	(in thousands of dollars)
Permits	$—	$16,900	20
Contracts, customer relationships and non-compete agreements	109,934	35,602	1 to 12
Technology	—	6,400	9

Total acquisition-related intangible assets	$109,934	$58,902

        Identifiable intangible assets acquired include permits, including various radioactive materials disposal and environmental site permits, for different locations in which we operate, customer relationships based on associations maintained with customers, as evidenced through our history of obtaining new contracts and awards from our historical customer base, non-compete agreements, trade name and trademarks, and technology, which includes technology related to liquid waste processing, vitrification and casks.

        The following unaudited pro forma consolidated results of operations include the results of Duratek and RSMC for the years ended December 31, 2007 and 2006, assuming that the acquisitions were completed on January 1 of each of the fiscal years shown below. The results of BNGA, Safeguard, Parallax, Nukem and Monserco prior to the date of acquisition are not material.

	2007	2006
	(in thousands of dollars)
Revenues	$1,804,626	$1,807,070
Net income	13,004	64,495
Unaudited pro forma net income per share:
Basic	$1.15
Diluted	1.11

        The pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the period presented, nor does it intend to be a projection of future results. Pro forma net income per share is not presented for the year ended December 31, 2006 since we were structured as a limited liability company, had only one member and there were no ownership interests that were convertible into common stock or a common stock equivalent.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(4) Inventories

        Inventories consist of the following as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Parts and supplies	$892	$394
Work in process	2,904	2,496
Finished goods	7,055	6,923

	$10,851	$9,813

(5) Property, Plant and Equipment

        Property, plant and equipment consist of the following as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Land and land improvements	$24,899	$24,302
Buildings and improvements	30,659	31,616
Computer hardware and software	5,080	3,675
Landfill	30,451	44,240
Furniture and fixtures	3,853	3,254
Machinery and equipment	51,030	47,700
Trucks and vehicles	6,553	5,705
Leasehold improvements	1,686	1,496
Capital leases	4,957	2,587
Construction in progress	8,235	7,318

	167,403	171,893
Less accumulated depreciation and amortization	56,715	43,048

	$110,688	$128,845

(6) Goodwill and Other Intangible Assets

        As of December 31, 2006, we had recorded $462.4 million of goodwill related to the acquisitions of Envirocare, Scientech, Duratek, BNGA and Safeguard. This goodwill was tested for impairment as of March 31, 2007 and we concluded that no impairment had occurred. During 2007, mostly as a result of the acquisitions of Parallax, RSMC, Nukem and Monserco, we recorded additional goodwill of $63.6 million, including the effect of year-end translation adjustments. As of December 31, 2007, all goodwill was evaluated for indicators of impairment and we concluded that no such indicators existed.

        Other intangible assets subject to amortization consist principally of amounts assigned to permits, customer relationships, non-compete agreements and technology. We do not have any other intangible

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(6) Goodwill and Other Intangible Assets (Continued)

assets that are not subject to amortization. Other intangible assets as of December 31, 2007 and 2006 consist of the following:

		As of December 31, 2007			As of December 31, 2006
	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in thousands of dollars)
Permits	20 to 25	$238,200	$(27,159)	$211,041	$240,100	$(17,558)	$222,542
Customer relationships and non-compete agreements	1 to 12	183,466	(22,006)	161,460	67,832	(8,396)	59,436
Technology	9 to 10	13,800	(2,489)	11,311	15,800	(1,552)	14,248

		$435,466	$(51,654)	$383,812	$323,732	$(27,506)	$296,226

        Aggregate amortization expense for amortizing intangible assets was $24.1 million, $16.6 million and $10.9 million for the years ended December 31, 2007 and 2006 and for the eleven months ended December 31, 2005, respectively. Estimated annual amortization expense for each of the next five years is as follows:

	2008	2009	2010	2011	2012
	(in thousands of dollars)
Estimated annual amortization expense	$28,081	$27,549	$27,384	$27,364	$27,363

(7) Senior Credit Facilities

        On June 7, 2006, we entered into a five-year, $75.0 million revolving credit facility, seven-year, $770.0 million term loan facilities and a seven-year, $25.0 million synthetic letter of credit facility. The revolving credit facility includes a sublimit of $60.0 million for letters of credit. The credit agreements governing these facilities were amended on February 9, 2007 to increase the size of the synthetic letter of credit facility from $25.0 million to $100.0 million, of which $99.9 million were issued as of December 31, 2007.

        On June 26, 2007, in conjunction with the RSMC acquisition, we entered into a second lien agreement on the term credit facility in the aggregate principal amount of $200.0 million, which was repaid in November 2007 using the proceeds of our initial public offering. Accordingly, we wrote off the unamortized debt financing fees related to the second lien term loan of $4.2 million during the fourth quarter of 2007.

        According to the terms of the credit agreements, at the end of each calendar quarter, we are required to repay the term loans in an amount equal to the product of the outstanding principal balance on September 30, 2006 multiplied by 0.25%, adjusted for optional prepayments made. The outstanding balance on September 30, 2006 was $763.1 million. In addition to the scheduled repayments outlined above, we may be required to make mandatory quarterly repayments, to be applied to the principal balance of the term loan, the amounts of which are dependent on our excess cash flow for the quarter and our leverage ratio as defined in the credit agreements. As of

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(7) Senior Credit Facilities (Continued)

December 31, 2007, we had no mandatory principal repayments due based on our excess cash flow. The outstanding principal of the seven-year term loans must be repaid by June 7, 2013. The credit agreements require us to maintain certain financial ratios and operating cash flow levels and contain restrictions on our ability to pay cash dividends and limit our ability to make acquisitions. The credit agreements also contain annual capital expenditure limitations. For fiscal years 2007 and 2006, the credit agreements required us to limit capital expenditures to $30 million and $40 million, respectively. Capital expenditures for the years ended December 31, 2007 and 2006 were $13.3 million and $23.9 million, respectively. As of December 31, 2007, we were in compliance with all of the covenants under our credit agreements.

        The obligations under the credit facilities are guaranteed by our parent company, ENV Holdings LLC, and each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, the credit facilities and such guarantees are secured by substantially all of our assets.

        Borrowings under the credit facilities bear interest at a base rate (the greater of the Prime Rate or 0.5% higher than the Federal Funds Rate) plus an applicable margin or, at our option, the London Interbank Offered Rates (LIBOR), adjusted for the Eurodollar reserve percentage, plus an applicable margin. The applicable margin for base rate and LIBOR loans is 2.25%. As of December 31, 2007, the interest rate of borrowings under the term loan facility is 7.1%.

        During the years ended December 31, 2007 and 2006, we made principal repayments totaling $354.2 million and $28.8 on the outstanding term loans. In addition, during the year ended December 31, 2006, we made principal repayments of $530.0 million relating to a previous term loan facility. As of December 31, 2007, we had $1.6 million of scheduled repayments due within the next 12 months.

        The following table summarizes the aggregate maturities of our long-term debt as of December 31, 2007 (in thousands of dollars):

Year ending December 31,
2008	$1,557
2009	6,228
2010	6,228
2011	6,228
2012	6,228
Thereafter	580,498

Total	$606,967

        We paid interest of $68.9 million, $64.2 million and $26.6 million during the years ended December 31, 2007 and 2006 and the eleven months ended December 31, 2005, respectively.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(8) Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Accrued project costs	$99,957	$7,636
Salaries and related expenses	35,165	21,999
VAT and other sales taxes payable	32,528	2,321
Vendor payables not yet invoiced	20,950	6,402
Due to State of South Carolina	17,044	9,836
Waste taxes and fees payable	6,990	4,927
Transportation and demurrage	5,792	5,408
Other accrued expenses	15,162	9,343

	$233,588	$67,872

(9) Facility and Equipment Decontamination and Decommissioning

        Our facility and equipment decontamination and decommissioning liabilities consist of the following as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Facilities and equipment ARO—Clive, UT	$26,102	$36,997
Facilities and equipment ARO—other	22,123	24,945

Total facilities and equipment ARO	48,225	61,942
Barnwell Closure	21,318	20,283

	$69,543	$82,225

        Our ARO obligation is based on a cost estimate for a third-party to perform the D&D work. In accordance with SFAS No. 143, this estimate is inflated, using an inflation rate, to the expected time at which the D&D activity will occur, and then discounted back, using a discount rate, to the present value. The inflation rate and credit-adjusted risk-free discount rate used to calculate the ARO estimate is as follows:

	Inflation Rate	Credit-Adjusted Risk-Free Discount Rate
December 31, 2007	2.29%	4.57%-8.82%
December 31, 2006	3.31%-3.42%	4.57%-8.82%

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(9) Facility and Equipment Decontamination and Decommissioning (Continued)

        Subsequent to the initial measurement of the ARO, the ARO is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations. The following is a reconciliation of our facility and equipment ARO for 2007 and 2006:

	2007	2006
	(in thousands of dollars)
Beginning balance	$61,942	$35,278
Balance acquired from acquisitions	1,729	27,435
Accretion expense	1,390	2,182
Liabilities incurred during the year	1,305	3,082
Liabilities settled during the year	—	—
ARO estimate adjustments	(18,141)	(6,035)

Balance at December 31	$48,225	$61,942

        The $18.1 million decrease in the 2007 ARO estimate is primarily due to the increase in the estimated useful life for the Clive landfill and the reduction in the estimated disposal price for contaminated waste. The $6.0 million reduction in the ARO estimate for 2006 is due to a decrease in our estimated D&D costs primarily related to a reduction in the estimated D&D project duration at each of our facilities as a result of optimizing our labor resources.

        We are required to deposit cash relating to our D&D obligation in the form of a restricted cash account, a deposit in escrow or in a trust fund. Restricted cash and decontamination and decommissioning deposits consists principally of: (i) funds held in trust for completion of various site clean-up projects and (ii) funds deposited in connection with landfill closure, post-closure and remediation obligations relating to our Clive, Utah facility. Accordingly, we have noncurrent restricted cash of $461,000 as of December 31, 2007 and $38.6 million as of December 31, 2006. In addition, we have purchased insurance policies to fund our obligation to clean and remediate our Tennessee facilities and equipment. One of these policies requires us to place a cash deposit in escrow. The cash deposit in escrow was $8.8 million and $6.9 million as of December 31, 2007 and 2006, respectively. We are also required to maintain a trust fund to cover the closure obligation for the Barnwell, South Carolina facility. The trust fund balance as of December 31, 2007 and 2006 was $21.3 million and $20.3 million, respectively.

        Although we are required to provide assurance to satisfy some of our D&D obligations in the form of insurance policies, restricted cash accounts, escrows or trust funds, these assurance mechanisms do not affect the amount of our D&D liabilities as calculated under SFAS No. 143 because they do not extinguish our D&D liabilities.

(10) Minority Interests

        Effective November 1, 2007, we obtained majority voting rights for one of our minority-owned joint ventures. Accordingly, we have reported their operations in our consolidated financial statements from November 1, 2007. We record minority interest income which reflects the portion of the earnings of operations which are applicable to other minority interest partners. Cash payments, representing the

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(10) Minority Interests (Continued)

distributions of the investors' share of cash generated by operations are recorded as a reduction in minority interests. For the year ended December 31, 2007, minority interest earnings included in our net loss was $92,000. Distributions to minority interest shareholders were $39,000 for the year ended December 31, 2007.

(11) Derivative Financial Instrument

        In accordance with the terms of our credit facilities, we entered into an interest rate swap agreement with an effective date of July 1, 2005, to partially mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. This interest rate swap agreement is not designated as an accounting hedge. The contract's notional amount was $588.0 million at inception and declines each quarter over the life of the contract in proportion to our reduction in the outstanding balance of the related long-term debt under the Original Credit Agreement and, subsequently, the existing senior credit facilities. The contract's notional amount was $491.0 million and $534.0 million as of December 31, 2007 and December 31, 2006, respectively. The contract terminates on October 1, 2008. The fair value of the contract, which is based upon the fair value estimated by a financial institution, was a liability of $600,000 as of December 31, 2007, which is included in other current liabilities in the accompanying balance sheets. The fair value of the contract was $141,000 as of December 31, 2006, which is included in other assets in the accompanying balance sheets. Adjustments to the fair value of the contract are included in other income, net, and resulted in a net loss of $741,000 and a net gain of $644,000 for the years ended December 31, 2007 and 2006, respectively, and a net gain of $504,000 for the eleven months ended December 31, 2005. We do not use interest rate derivatives for trading or speculative purposes.

(12) Fair Value of Financial Instruments

        The carrying value of accounts receivable, inventories, prepaid assets, accounts payable, accrued expenses and unearned revenues approximate their fair value principally because of the short-term nature of these assets and liabilities. As of December 31, 2007 and December 31, 2006 we had outstanding term loans of $607.0 million and $761.2 million with fair values of $588.0 million and $765.0 million, respectively.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(13) Income (Loss) Per Share

        The following table sets forth the calculations of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2007 Historical	2007 Unaudited Pro forma(1)	2006 Unaudited Pro forma(1)
	(in thousands of dollars, except per share information)
Basic:
Net income (loss)	$(8,899)	$1,465	$15,203

Weighted average common shares	11,274,422	76,747,573	75,150,000

Basic net income (loss) per share	$(0.79)	$0.02	$0.20

Diluted:
Net income (loss)	$(8,899)	$1,465	$15,203

Weighted average common shares	11,274,422	76,747,573	75,150,000
Potential common stock from stock options	—	408,376	—

Weighted average common shares—diluted	11,274,422	77,155,949	75,150,000

Diluted net income (loss) per share	$(0.79)	$0.02	$0.20

(1)
Unaudited pro forma net income (loss) per share for the years ended December 31, 2007 and 2006 are adjusted to reflect (i) income tax expense on our operations assuming our conversion to a "C" corporation had occurred on January 1 of each year and assumes an effective tax rate of 38% and (ii) common stock outstanding for each year assuming our reorganization from a limited liability company to a "C" corporation occurred on January 1 of each year.

        For the year ended December 31, 2007, there were 408,376 potentially dilutive securities excluded from the diluted net income (loss) per share calculation as they were anti-dilutive.

(14) Equity-Based Compensation

Profit Interests

        In prior years, certain members of our management were granted profit interest units in our majority owner in consideration for services rendered during the vesting period. These units do not represent ownership in our majority owner but rather these units entitle the holders to distributions from the majority owner if a distribution is paid. There were several classes of units granted and each successive class carries a lower priority on distributions. Certain units vest immediately upon grant and others vest over periods up to three years. We estimated the fair value at grant date of the units issued using both a market and an income approach and recorded compensation expense of $2.7 million, $21.4 million and $1.5 million for the years ended December 31, 2007 and 2006 and for the eleven months ended December 31, 2005, respectively, which represents the portion of the fair value of these units that vested in those periods. At December 31, 2007 there was unrecognized compensation expense

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(14) Equity-Based Compensation (Continued)

related to profit interests of $1.0 million which will be recognized over the next two years with $0.7 million being recognized in 2008 and $0.3 million in 2009.

Stock Options

        In connection with our initial public offering, we adopted the EnergySolutions, Inc. 2007 Equity Incentive Plan (the Plan). The Plan authorizes our Board of Directors to grant stock options to directors, officers, employees and consultants. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the Plan is 10,440,000. We recorded non-cash compensation expense related to our stock option plan of $1.6 million during the year ended December 31, 2007. At December 31, 2007, there were 4,705,918 shares available for future issuance under our stock option plan.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions used in the Black-Scholes model for options granted during 2007 were as follows:

2007
Expected life of option (years)	2.5 to 3.75
Risk free interest rate	3.8% to 3.9%
Expected volatility	35%
Expected dividend yield	0.43%

        The expected life of the options represents the period of time that the options granted are expected to be outstanding. We are currently using the simplified method to calculate expected holding periods as provided for under the SEC Staff Accounting Bulletin No. 107, which is based on the average of the 5-year term of the options and the weighted-average graded vesting period. The risk-free rate is based on the U.S. Treasury rate for the expected life at the time of grant. Expected volatility is based on the average long-term implied volatilities of peer companies as we have limited trading history beginning November 15, 2007 to present. Also, our expected forfeiture rate is based on rates experienced by peer companies as we have limited historical experience and represents management's best estimate of forfeiture rates that we expect to occur.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(14) Equity-Based Compensation (Continued)

        A summary of stock option activity for the year ended December 31, 2007, is presented below:

	Options	Weighted average excercise price	Weighted average remaining life (years)	Aggregate intrinsic value
Outstanding, December 31, 2006	—	$—	—	$—
Granted	5,727,560	23.00	4.9	40,634
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding, December 31, 2007	5,727,560	$23.00	4.9	$40,634

Options vested and expected to vest, December 31, 2007	5,163,504	$23.00	4.9	$36,620

Options exercisable, December 31, 2007	87,000	$23.00	4.9	$499

        As of December 31, 2007, we had $35.0 million of unrecognized compensation expense related to outstanding stock options, which will be recognized over a weighted-average period of 3.9 years. The weighted average grant date fair value of options granted during 2007 was $7.09. No options were exercised during 2007.

Other Stock-Based Compensation

        A summary of non-vested restricted stock activity for the year ended December 31, 2007 is presented below:

	Shares	Weighted-average grant-date fair value
Non-vested shares, December 31, 2006	—	$—
Granted	6,522	23.00
Vested	—	—
Forfeited	—	—

Non-vested shares, December 31, 2007	6,522	$23.00

        As of December 31, 2007, there was $0.1 million of unrecognized compensation cost related to non-vested restricted stock which is expected to be recognized over a weighted-average period of 2.9 years. No shares were vested during the year ended December 31, 2007.

(15) Income Taxes

        Prior to the completion of our initial public offering on November 20, 2007, our operations consisted of both an LLC, which is not taxed as a separate entity, and corporate subsidiaries, that are subject to taxation under the provisions of the Internal Revenue Code. Concurrent with the completion

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(15) Income Taxes (Continued)

of our initial public offering, we began doing business as EnergySolutions, Inc, a corporate entity. Income taxes for the year ended December 31, 2007 and 2006 consist of the following:

	For the Year Ended December 31,
	2007	2006
	(in thousands of dollars)
Current:
Federal	$(1,110)	$(2,603)
State	(163)	385
Foreign	3,934	—

	2,661	(2,218)

Deferred
Federal	8,826	381
State	1,114	(505)
Foreign	(1,283)	—

	8,657	(124)

	$11,318	$(2,342)

        Income taxes are reconciled to the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes and equity in income of joint ventures as follows:

	2007	2006
	(in thousands of dollars)
Federal income taxes at statutory rate	$847	$11,236
Non-taxable entities	(289)	(13,724)
State income taxes, net of federal tax benefit	618	(120)
Change in valuation allowance	768	467
Change in taxable status of LLC	9,942	—
Other	(568)	(201)

	$11,318	$(2,342)

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(15) Income Taxes (Continued)

        The significant components of our deferred tax assets and liabilities as of December 31, 2007 and 2006 consist of the following:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Deferred tax assets—current:
Accrued compensation	$2,548	$681
Accrued rate and contract reserves	3,222	1,062
Inventory capitalized costs	192	171
Accrued expenses	4,725	831
Net operating loss carryforwards	352	1,322
Other	492	—

Deferred tax assets—current	11,531	4,067
Valuation allowance	(991)	(704)

Deferred tax assets—current, net of valuation allowance	10,540	3,363
Deferred tax liabilities—current:
Prepaid expenses	(3,696)	(576)
Revenue recognition	(8,246)	—

Net deferred tax (liabilities) assets—current	$(1,402)	$2,787

Deferred tax assets—noncurrent:
Asset retirement obligations	$11,215	$5,991
Operating rights	1,271	1,229
Net operating loss carryforwards	11,018	660
Other	685	570

Deferred tax assets—non current	24,189	8,450
Valuation allowance	(1,020)	(376)

Deferred tax assets—noncurrent, net of valuation allowance	23,169	8,074
Deferred tax liabilities—noncurrent:
Plant, equipment and intangibles principally due to differences in depreciation and amortization	(74,075)	(23,591)
Acquisition costs	(814)	(2,485)
Reclamation	(1,774)	—
Other	(10)	—

Net deferred tax liabilities—noncurrent	$(53,504)	$(18,002)

Total deferred tax assets	$33,709	$11,437

Total deferred tax liabilities	$88,615	$26,652

        At December 31, 2007 and 2006, the net federal benefit from net operating loss carryforwards was $9.1 million and $400,000 and the net state benefit from net operating loss carry forwards was

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(15) Income Taxes (Continued)

$2.4 million and $1.6 million, respectively. The net operating loss carryforwards expire at various dates through 2027.

        Under the Tax Reform Act of 1986, our ability to use our federal and state net operating loss carryforwards and federal and state credit carryforwards to reduce future taxable income and future taxes, respectively, is subject to restrictions attributable to equity transactions that have resulted in a change of ownership as defined in Internal Revenue Code Section 382. As a result, the net operating loss carryforward of $2.8 million as of December 31, 2007 reflects the restriction of our ability to use certain purchased federal and state net operating loss carryforwards.

        Further, as a result of our various affiliated companies becoming part of a single consolidated filing group for federal income tax purposes, net operating loss carryforwards of $8.4 million will be subject to Separate Return Loss Year ("SRLY") limitation rules. The realization of these losses in future years will be dependent on the taxable income of the subsidiary that generated the net operating loss carryforward.

        During the year ended December 31, 2007, the tax benefits associated with the realization of $1.8 million of net operating loss carryforwards was credited to goodwill.

        In assessing the realizeability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We considered income taxes paid during the previous two years, projected future taxable income, the types of temporary differences, and the timing of the reversal of such differences in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we have determined a valuation allowance is necessary of $2.0 million and $1.1 million at December 31, 2007 and 2006, respectively. The net change in the valuation allowance for the years ended December 31, 2007 and 2006 was an increase of $900,000 and $500,000, respectively. In future periods $1.5 million of the valuation allowance will reduce goodwill when realized.

        We paid income taxes of $3.9 million and $8.3 million during the years ended December 31, 2007 and 2006, respectively.

        As of December 31, 2007, we have not made a provision for U.S. income taxes on unremitted earnings of our international subsidiaries. These earnings are intended to be permanently reinvested outside the U.S.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(15) Income Taxes (Continued)

        On January 1, 2007, we adopted FIN 48. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$313
Gross additions based on tax positions related to the current year	563

Gross unrecognized tax benefits at December 31, 2007	$876

        As shown in the table above, at December 31, 2007, we had $876,000 of unrecognized tax benefits, none of which is expected to affect our annual effective tax rate in future years because they relate to acquired entities.

        We recognize interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. For the year ended December 31, 2007, we had not paid nor accrued interest or penalties as a component of income tax expense because of our net operating loss position.

        We expect that our unrecognized tax benefits could continue to change due to the settlement of audits and the expiration of statutes of limitation in the next 12 months. However, we do not anticipate any such changes to have a significant impact on our results of operations, financial position or cash flows in the next twelve months.

        We file income tax returns with the Internal Revenue Service and various state and international jurisdictions. For jurisdictions in which tax filings are prepared, with few exceptions, we are no longer subject to income tax examinations by local, state and U.S. federal tax authorities for years prior to 2004 and prior to 2001 for international jurisdictions.

(16) Segment Reporting and Business Concentrations

        We provide our services through four segments: Federal Services (FS), Commercial Services (CS), Logistics, Processing and Disposal (LP&D), and International. Prior to our acquisitions of RSMC in 2007 and Safeguard in 2006, we derived less than 1% of our revenues from our international operations. Accordingly, through the first quarter of 2007, we reported results from our international operations in our Commercial Services segment. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment; goodwill and long-lived assets that were previously reported in other segments were reclassified to this new segment as appropriate. Prior to 2006, we operated as one segment. We evaluate the segments' operating results to measure performance.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(16) Segment Reporting and Business Concentrations (Continued)

        The following table presents segment information as of and for the years ended December 31, 2007 and 2006:

	As of and for the Year Ended December 31, 2007
	FS	CS	LP&D	International	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$151,355	$137,378	$262,801	$541,079	$—	$1,092,613
Income (loss) from operations	31,077	20,082	97,991	2,930	(80,244)	71,836
Depreciation and amortization expense	376	789	23,892	4,713	13,460	43,230
Goodwill	143,138	90,994	232,745	59,163	—	526,040
Other long-lived assets(2)	32,960	28,982	253,321	105,942	73,295	494,500
Purchase of property, plant and equipment	—	1,560	4,296	498	6,958	13,312
Total assets(3)	202,756	164,721	592,968	490,081	174,424	1,624,950

	As of and for the Year Ended December 31, 2006
	FS	CS	LP&D	International	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$79,941	$54,137	$293,025	$—	$—	$427,103
Income (loss) from operations	20,634	7,092	144,251	—	(82,003)	89,974
Depreciation and amortization expense	347	362	23,100	—	4,819	28,628
Goodwill	132,201	98,358	231,830	—	—	462,389
Other long-lived assets(2)	36,371	51,593	256,609	—	80,498	425,071
Purchase of property, plant and equipment	735	539	22,300	—	336	23,910
Total assets(3)	129,753	200,011	668,221	—	159,220	1,157,205

(1)
Intersegment revenues have been eliminated and are not material for the years ended December 31, 2007 and 2006. Revenues by segment represent revenues earned based on third-party billing to customers.

(2)
Other long-lived assets include property, plant and equipment and other intangible assets.

(3)
Corporate unallocated assets relate primarily to income tax receivables and deferred tax assets, deferred financing costs, prepaid expenses, property, plant and equipment that benefit the entire company, and cash.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(16) Segment Reporting and Business Concentrations (Continued)

        Prior our acquisitions of RSMC in 2007 and Safeguard in 2006, we had no significant geographic concentrations. Our revenues and long-lived assets by geographic region as of and for the year ended December 31, 2007 are as follows (in thousands of dollars);

	United States	United Kingdom	Other	Total
Revenues from external customers	$529,550	$541,079	$21,984	$1,092,613
Property, plant and equipment, net	109,897	591	200	110,688

(17) Customer Concentrations

        Our International segment derives its revenues primarily through contracts with the NDA. For the year ended December 31, 2007, 48.6% of our revenues were from contracts funded by the NDA. Accounts receivable relating to the NDA at December 31, 2007 were $273.7 million.

        We have contracts with various offices within the DOE, including with the Office of Environmental Management, the Office of Civilian Radioactive Waste Management, the National Nuclear Security Administration and the Office of Nuclear Energy. Revenues from DOE contractors and subcontractors represented approximately 16.7% and 47.9% of consolidated revenues for the years ended December 31, 2007 and 2006, respectively. Accounts receivable and costs and estimated earnings in excess of billings on completed contracts relating to DOE contractors and subcontractors at December 31, 2007 were $31.3 million and $17.0 million, respectively. Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relating to DOE contractors and subcontractors at December 31, 2006 were $30.7 million and $41.1 million, respectively.

(18) Commitments and Contingencies

(a)
Leases and Other Contractual Obligations

        We have several noncancellable leases that cover real property and machinery and equipment. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense on noncancellable leases was $14.7 million, $11.6 million, $2.8 million and $47,000 for the years ended December 31, 2007 and 2006 and for the eleven months ended December 31, 2005 and one month ended January 31, 2005, respectively.

        We are obligated under capital leases covering computer equipment and certain machinery and equipment that expire at various dates during the next three years. As of December 31, 2007 and 2006,

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(18) Commitments and Contingencies (Continued)

the gross amount of property, plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31, 2007	December 31, 2006
	(in thousands of dollars)
Computer equipment	$4,133	$1,996
Machinery and equipment	492	259
Trucks and vehicles	332	332

	4,957	2,587
Less accumulated amortization	1,084	360

	$3,873	$2,227

        Amortization of assets held under capital leases is included with depreciation and amortization expense.

        The following is a schedule of future minimum annual lease payments for all operating and capital leases and annual payments for other contractual obligations with initial or remaining lease terms greater than one year as of December 31, 2007:

	Operating	Capital	Other Contractual Obligations
	(in thousands of dollars)
Year ending December 31,
2008	$9,660	$1,682	$2,500
2009	8,224	1,374	2,500
2010	6,058	472	2,500
2011	5,161	—	2,500
2012	5,082	—	2,500
Thereafter	8,639	—	7,500

Future minimum lease payments	$42,824	3,528	$20,000

Less portion representing interest		254
Less current portion of capital lease obligations		1,472

Long-term portion of capital lease obligations		$1,802

        The current portion of the capital lease obligations is included in accrued expenses and other current liabilities. The long-term portion of the capital lease obligations is included in other noncurrent liabilities in our consolidated balance sheets.

        During the years ended December 31, 2007 and 2006, we entered into $2.5 million and $1.3 million of capital leases.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(18) Commitments and Contingencies (Continued)

(b)
Letters of Credit/Insurance Surety

        We are required to post, from time to time, standby letters of credit and surety bonds to support contractual obligations to customers, self-insurance programs, closure and post-closure financial assurance and other obligations. As of December 31, 2007, we had $99.9 million of letters of credit issued under our senior credit facilities. As of December 31, 2006, we had $28.5 million in letters of credit which were issued under our senior credit facilities. As of December 31, 2007 and 2006, respectively, we had $26.3 million and $21.0 million in surety bonds outstanding. With respect to the surety bonds, we have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding by us only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties.

        Our processing and disposal facilities operate under licenses and permits that require financial assurance for closure and post-closure costs. We provide for these requirements through a combination of restricted cash, cash deposits, letters of credit and insurance policies. As of December 31, 2007 and 2006, the closure and post-closure state regulatory requirements for our facilities were $125.8 million and $123.3 million, respectively, which amount is not determined on the same basis as the asset retirement obligation calculated under SFAS No. 143.

(c)
Legal Proceedings

        We are subject to various claims and legal proceedings covering matters that arise in the ordinary course of its business activities. Management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results and cash flows.

(19) Employee Benefit Plans

        During 2006, we participated in various defined contribution 401(k) plans that covered substantially all full-time employees. The plans were subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). We provided for a match under the applicable plans. Participants vested in our contributions ratably over 4 years. As of January 1, 2007, we combined all previous plans into a new plan. Under the new plan, employees become eligible to participate after one year of employment. We match 50% of the first 6% of a participant's deferred contribution. In addition, we may at our discretion contribute an additional 1% of a participant's deferred contribution. Employee contributions are fully vested immediately. Our contributions vest ratably over 4 years. We contributed $2.3 million, $2.2 million, $768,000 and $46,000 for the years ended December 31, 2007 and 2006, for the eleven months ended December 31, 2005 and for the one month ended January 31, 2005, respectively.

The Electricity Supply Pension Scheme (ESPS)

        In connection with our acquisition of RSMC on June 26, 2007, we began providing a pension plan for the benefit of approximately 60 RSMC employees in the United Kingdom (the RSMC Plan). The RSMC Plan is funded by contributions from the employees and EnergySolutions. In addition, under the terms of our contract with the NDA, EnergySolutions, through RSMC, took over the management of

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(19) Employee Benefit Plans (Continued)

the Magnox Electric pension plan (the Magnox Plan), which provides pension benefits to a majority of the 3,000 employees under management in the United Kingdom. The Magnox Plan is funded by contributions from the employees and the NDA. The two plans are separate sections of an overall industry scheme, the Electricity Supply Pension Scheme (ESPS).

        As part of the reorganization of the UK nuclear industry by the UK Government, the NDA assumed responsibility to fund all employer pension contributions and any deficit (and obtains the benefit of any surplus) arising in the Magnox section of the ESPS. In order to reflect these arrangements, these financial statements include an amount recoverable from the NDA, included within other noncurrent assets in an amount equal to the recorded Magnox section liability, net of tax, with a corresponding credit to income, offsetting a portion of the after tax pension charges.

        The following table sets forth a reconciliation of the pension plans' beginning and ending balances of the benefit obligation:

2007
(in thousands of dollars)
Changes in projected benefit obligation:
Projected benefit obligation at beginning of period	$—
Acquisitions	3,389,094
Service cost	25,812
Interest cost	95,931
Member contributions	7,398
Termination benefits	5,691
Benefits paid	(78,859)
Actuarial loss	65,363
Currency translation	(60,693)

Projected benefit obligation at end of year	$3,449,737

        The termination costs relate to early retirement benefits provided to employees who have left service involuntarily before normal retirement age and have been granted an unreduced early retirement pension. These are contractual termination benefits required under the plans' rules.

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(19) Employee Benefit Plans (Continued)

        The following table sets forth a reconciliation of the plans' beginning and ending balances of the fair value of plan assets:

2007
(in thousands of dollars)
Changes in plan assets:
Fair value at beginning of period	$—
Acquisitions	3,325,275
Actual return on plan assets	186,192
Company contributions	19,410
Employee contributions	7,398
Termination benefits	5,691
Benefits paid	(78,859)
Currency translation	(59,910)

Fair value of plan assets at end of year	$3,405,197

Underfunded status at end of year	$(44,540)

        Related amounts included in the consolidated balance sheet as of December 31, 2007 consist of noncurrent pension liabilities of $44.5 million.

        Net periodic benefit costs for the year ended December 31, 2007 consisted of the following:

2007
(in thousands of dollars)
Service cost	$25,812
Interest cost	95,931
Expected return on assets	(106,703)
Termination benefits	5,691

$20,731

        Weighted average assumptions used to determine benefit obligations as of December 31, 2007 were as follows:

Discount rate	5.8%
Expected rates of return on plan assets	6.5% - 7.6%
Rate of compensation increase	4.4% - 4.9%

        Our overall expected long-term rate of return on assets is 6.0% to 7.2%. The overall expected long-term rate of return is based on our view of the expected long term rates of return of each major asset category taking into account the proportions of assets held in each category at the relevant reporting date. The expected rate of return for equities was determined by adding a long term equity risk premium to a risk-free rate. The equity risk premium reflects our view of expected long term returns on equities in excess of the risk free rate, taking into account historic returns and current

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(19) Employee Benefit Plans (Continued)

market conditions. The expected return on debt securities is based upon an analysis of current yields on portfolios of similar quality and duration.

        At December 31, 2007, the pension assets were invested as follows:

	Actual % Allocation	Benchmark Investment Policy %
Asset category:
Equities	23.4%	28.5%
Bonds	68.5%	63.5%
Real Estate	7.0%	8.0%
Other	1.1%	0.0%

	100.0%	100.0%

        Our investment policy is set by the Trustees of the pension plans, after consultation with the employer. The investment policy and appointed investment managers are reviewed regularly by a subset of the trustees who form an Investment Committee, reporting into the full Trustee body. Independent investment advice is obtained by the Investment Committee. The investment policy has regard to the timing and nature of future cash flows, as well as to the risk characteristics of both the liabilities and the assets held. The investment objective is to maximize returns subject to there being sufficient assets and cash flow available to pay members' benefits as and when they are due.

        The Trustees have a policy of cash management to ensure that sufficient liquid funds are available when divestments are required to meet benefit payment obligations as they become payable.

        We expect $257.7 million to be contributed to our defined benefit pension plans in 2008, most of which will be reimbursed by the NDA. Actuarial losses expected to be recognized as a component of net periodic pension costs in 2008 are not material. Estimated benefit plan payments for the five years following 2007 and the subsequent five years aggregated are as follows (in thousands of dollars):

Year ending December 31,
2008	$165,776
2009	171,412
2010	177,240
2011	183,266
2012	189,498
2013 - 2017	1,047,455

$1,934,647

(20) Related Party Transactions

LLC Agreement

        Prior to our initial public offering, our parent entered into a limited liability company operating agreement (the LLC Agreement), which governed our operations. Under the LLC Agreement, ENV

EnergySolutions, Inc.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007 and 2006,
Eleven Months Ended December 31, 2005 and One Month Ended January 31, 2005

(20) Related Party Transactions (Continued)

Holdings LLC was our sole member and owned all of the outstanding membership interests. Our parent created a board of managers of six persons to manage our company and our business affairs, and our parent had sole authority to designate each of the members of the board of managers. These agreements were terminated in connection with the completion of our initial public offering on November 20, 2007.

        Distributions were made by us to our parent at such times and in such amounts as were determined in our parent's sole discretion. During the years ended December 31, 2007 and 2006 and the eleven months ended December 31, 2005 we made distributions of $9.0 million, $4.7 million and $327.0 million, respectively, to ENV Holdings LLC.

        Included in prepaid expenses and other current assets as of December 31, 2007 is a receivable from ENV Holdings LLC of $1.0 million.

Advisory Services Agreements

        On January 31, 2005, we entered into three separate advisory service agreements with Goldberg Lindsay & Co. LLC (Goldberg Lindsay), an affiliate of Lindsay Goldberg & Bessemer, Peterson Capital Inc. (Peterson Capital), an affiliate of Peterson Partners, and Creamer Investments, Inc. (Creamer Investments), an affiliate of our Chief Executive Officer, R Steve Creamer and our Vice Chairman, J.I. Everest, II. Each advisory services agreement includes indemnification provisions by us in favor of ENV Holdings and its affiliates. Pursuant to these respective advisory services agreements, Goldberg Lindsay, Peterson Capital and Creamer Investments each agreed to provide us with financial advisory, monitoring and oversight services.

        We incurred fees to Goldberg Lindsay & Co, LLC of $2.0 million for management advisory services for each of the years ended December 31, 2007 and 2006 and $1.8 million for the eleven months ended December 31, 2005. We incurred fees to Peterson Capital, Inc. of $350,000 for management advisory services for each of the years ended December 31, 2007 and 2006 and $321,000 for the eleven months ended December 31, 2005. We incurred fees to Creamer Investments Inc. of $100,000 for management advisory services for each of the years ended December 31, 2007 and 2006 and $92,000 for the eleven months ended December 31, 2005. These advisory service agreements were terminated on November 20, 2007 in conjunction with the completion of our public offering.

        In addition, we paid fees to Goldberg Lindsay, Peterson Capital and Creamer Investments for advisory services related to our acquisitions of Envirocare and Duratek. We paid Goldberg Lindsay & Co., LLC fees of $5.0 million and $5.9 million for the year ended December 31, 2006 and the eleven months ended December 31, 2005, respectively, for these services. We paid Peterson Capital fees of $382,000 and $460,000 for the year ended December 31, 2006 and the eleven months ended December 31, 2005, respectively, for advisory services related to our acquisition of Duratek. We paid Creamer Investments fees of $38,000 for the eleven months ended December 31, 2005 for these services. No fees were paid to Creamer Investments for the year ended December 31, 2006 for advisory services related to our acquisitions.

EnergySolutions, Inc.

Condensed Consolidated Balance Sheets

March 31, 2008 and December 31, 2007

(in thousands of dollars)

	March 31, 2008	December 31, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$38,086	$36,366
Restricted cash	—	3,995
Accounts receivable, net of allowance for doubtful accounts	369,447	366,083
Costs and estimated earnings in excess of billings on uncompleted contracts	74,861	41,243
Income tax receivable	20,032	26,163
Inventories	11,776	10,851
Prepaid expenses and other current assets	28,783	20,981

Total current assets	542,985	505,682
Property, plant and equipment, net	107,230	110,688
Goodwill	526,077	526,040
Other intangible assets, net	377,474	383,812
Restricted cash and decontamination and decommissioning deposits	32,385	30,559
Other noncurrent assets	78,953	68,169

Total assets	$1,665,104	$1,624,950

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$1,509	$1,557
Accounts payable	138,009	155,663
Accrued expenses and other current liabilities	271,657	233,588
Deferred income taxes	1,402	1,402
Unearned revenues	50,782	43,733

Total current liabilities	463,359	435,943
Long-term debt, less current portion	585,458	605,410
Pension liability	55,963	44,540
Facility and equipment decontamination and decommissioning liabilities	70,078	69,543
Deferred income taxes	54,372	53,504
Other noncurrent liabilities	12,265	10,619

Total liabilities	1,241,495	1,219,559

Minority interests	604	68
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 88,303,500 shares issued and outstanding	883	883
Additional paid-in capital	471,372	471,075
Accumulated other comprehensive loss	(3,337)	(1,429)
Capital deficiency	(45,913)	(65,206)

Total stockholders' equity	423,005	405,323

Total liabilities and stockholders' equity	$1,665,104	$1,624,950

See accompanying notes to condensed consolidated financial statements.

EnergySolutions, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

Three Months Ended March 31, 2008 and 2007

(in thousands of dollars, except per share information)

(Unaudited)

	Three Months Ended March 31,
	2008	2007
Revenues	$501,753	$114,151
Cost of revenues	428,770	83,357

Gross profit	72,983	30,794
Selling, general and administrative expenses	28,590	28,328

Income from operations	44,393	2,466
Interest expense	11,660	15,370
Other income (expenses), net	(2,061)	148

Income (loss) before income taxes and minority interests	30,672	(12,756)
Minority interests	195	—
Income tax expense (benefit)	11,184	(2,412)

Net income (loss)	$19,293	$(10,344)

Net income per share—see note 6:
Basic	$0.22

Diluted	$0.22

Shares used to calculate net income per share:
Basic	88,303,500
Diluted	88,310,022
Pro forma net loss per share—see note 6:
Basic		$(0.11)

Diluted		$(0.11)

Shares used to calculate pro forma net loss per share:
Basic		75,150,000
Diluted		75,150,000
Cash dividends declared per common share	$0.025	$—

Comprehensive income (loss):
Net income (loss)	$19,293	$(10,344)
Foreign currency translation adjustment	204	66
Change in unrecognized actuarial loss	(2,113)	—

Comprehensive income (loss)	$17,384	$(10,278)

See accompanying notes to condensed consolidated financial statements.

EnergySolutions, Inc.

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2008 and 2007

(in thousands of dollars)

(Unaudited)

	Three Months Ended March 31,
	2008	2007
Cash flows from operating activities
Net income (loss)	$19,293	$(10,344)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest income	195	—
Depreciation and amortization	11,818	9,374
Equity-based compensation expense	2,551	876
Deferred income taxes	1,229	—
Amortization of debt financing fees and debt discount	717	476
Loss on disposal of property, plant and equipment	124	—
Unrealized loss on derivative contracts	2,842	270
Recoveries of doubtful accounts	(113)	(127)
Changes in operating assets and liabilities:
Accounts receivable	(3,131)	8,757
Costs and estimated earnings in excess of billings on uncompleted contracts	(33,497)	7,124
Income tax receivable	6,131	(2,142)
Inventories	(903)	(1,207)
Prepaid expenses and other current assets	(7,722)	(504)
Accounts payable	(17,882)	(11,549)
Accrued expenses and other current liabilities	32,885	3,095
Unearned revenues	7,051	(8,952)
Facility and equipment decontamination and decommissioning liabilities	393	389
Restricted cash and decontamination and decommissioning deposits	2,248	37,359
Other noncurrent assets	(11,982)	(789)
Other noncurrent liabilities	13,417	356

Net cash provided by operating activities	25,664	32,462

Cash flows from investing activities
Purchases of businesses, net of cash acquired	—	(15,110)
Purchases of property, plant and equipment	(1,280)	(1,743)

Net cash used in investing activities	(1,280)	(16,853)

Cash flows from financing activities
Repayments of long-term debt	(20,000)	(12,000)
Net borrowings (repayments) under revolving credit facility	—	(1,500)
Dividends/distributions to stockholders	(2,208)	(2,633)
Distributions to minority interests partners	(131)	—
Repayments of capital lease obligations	(396)	(241)
Debt financing fees	—	(1,095)

Net cash used in financing activities	(22,735)	(17,469)

Effect of exchange rate on cash	71	66

Net increase (decrease) in cash and cash equivalents	1,720	(1,794)
Cash and cash equivalents, beginning of period	36,366	4,641

Cash and cash equivalents, end of period	$38,086	$2,847

See accompanying notes to condensed consolidated financial statements.

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(1) Description of Business

        Envirocare of Utah, Inc., our predecessor, was formed in 1988 to operate a disposal facility for mixed waste, uranium mill tailings and Class A low-level radioactive waste in Clive, Utah. In January 2005, our predecessor converted to a limited liability company, Envirocare of Utah, LLC ("Envirocare"). Immediately thereafter, the sole member of Envirocare sold all of its member interest to ENV Holdings LLC, our former parent and current majority stockholder. In 2006, we changed our name from Envirocare of Utah, LLC to EnergySolutions, LLC ("we," "our," "EnergySolutions" or the "Company"). Since 2005, we have expanded and diversified our operations through a series of strategic acquisitions, including the Decontamination and Decommissioning ("D&D") division of Scientech, LLC ("Scientech") in October 2005, BNG America, LLC ("BNGA") in February 2006, Duratek, Inc. ("Duratek") in June 2006, Safeguard International Solutions, Ltd. ("Safeguard") in December 2006, Parallax, Inc. ("Parallax") in January 2007, Reactor Sites Management Company Limited ("RSMC") in June 2007, NUKEM Corporation ("NUKEM") in July 2007, and Monserco Limited ("Monserco") in December 2007. The operations of such acquisitions are included in our results of operations from the dates of acquisitions.

        We provide our services through four segments: Federal Services; Commercial Services; Logistics, Processing and Disposal ("LP&D"), and International. Our Federal Services segment derives revenues from U.S. government customers for the management and operation or clean-up of facilities with radioactive materials. Our U.S. government customers are primarily individual offices, departments and administrations within the U.S. Department of Energy ("DOE") and U.S. Department of Defense ("DOD"). Our Commercial Services segment provides a broad range of on-site services, including D&D, to commercial customers. Our commercial customers include power and utility companies, pharmaceutical companies, research laboratories, universities, industrial facilities and other commercial entities with nuclear materials, as well as state agencies in the United States. Our LP&D segment provides a broad range of logistics, transportation, processing and disposal services to government and commercial customers. This segment also operates our facilities for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. Our International segment derives revenues primarily through contracts with the Nuclear Decommissioning Authority ("NDA") in the UK. RSMC, through its subsidiary Magnox Electric Ltd., holds the contracts and licenses to operate and decommission 10 nuclear sites with 22 reactors in the UK on behalf of the NDA, the government body responsible for the clean up and decommissioning of the UK nuclear sites.

        On November 20, 2007, the date of the completion of our initial public offering, we completed our conversion to a corporate structure whereby EnergySolutions, LLC converted to EnergySolutions, Inc. As a result, the sole member of EnergySolutions, LLC contributed its membership equity interest for 75.2 million shares of $0.01 par value common stock of EnergySolutions, Inc. EnergySolutions, Inc. is now organized and existing under the General Corporation Law of the State of Delaware.

(2) Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(2) Basis of Presentation (Continued)

and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of results that can be expected for the full year.

        Effective March 14, 2008, we obtained majority voting rights for one of our minority-owned joint ventures. Accordingly, we have reported its operations in our consolidated financial statements from March 14, 2008. We record minority interest income which reflects the portion of the earnings of operations which are applicable to other minority interest partners.

(3) Inventories

        Inventories consist of the following as of March 31, 2008 and December 31, 2007:

	March 31, 2008	December 31, 2007
	(in thousands of dollars)
Parts and supplies	$871	$892
Work in process	—	2,904
Finished goods	10,905	7,055

	$11,776	$10,851

(4) Senior Credit Facilities

        On June 7, 2006, we entered into a five-year, $75.0 million revolving credit facility, seven-year, $770.0 million term loan facilities and a seven-year, $25.0 million synthetic letter of credit facility. The revolving credit facility includes a sublimit of $60.0 million for letters of credit, of which $18.2 million were issued as of March 31, 2008. The credit agreements governing these facilities were amended on February 9, 2007 to increase the size of the synthetic letter of credit facility from $25.0 million to $100.0 million, of which $99.9 million were issued as of March 31, 2008. The credit facilities are secured by substantially all of our assets.

        Borrowings under the credit facilities bear interest at a base rate (the greater of the Prime Rate or 0.5% higher than the Federal Funds Rate) plus an applicable margin or, at our option, the London Interbank Offered Rates ("LIBOR"), adjusted for the Eurodollar reserve percentage, plus an applicable margin. The applicable margin for base rate and LIBOR loans is 2.25%. As of March 31, 2008, the interest rate of borrowings under the term loan facility is 7.1%.

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(4) Senior Credit Facilities (Continued)

        During the three months ended March 31, 2008 and 2007, we made principal repayments totaling $20.0 million and $12.0 million on the outstanding term loans. During the three months ended March 31, 2008 and 2007, we made cash interest payments of $11.8 million and $15.0 million, respectively. As of March 31, 2008, we had no mandatory principal repayments due based on our excess cash flow; however, we had $1.5 million of scheduled repayments due within the next 12 months.

        We have entered into derivative contracts to help offset our exposure to movements in interest rates in relation to our variable rate debt. As of March 31, 2008, the interest rate derivative had a notional amount of $480.0 million and a fair value liability of $3.4 million. As of December 31, 2007, the interest rate derivative had a notional amount of $491.0 million and a fair value liability of $600,000. The interest rate derivative fair value liability is included in accrued expenses and other current liabilities in our condensed consolidated balance sheets.

(5) Income Taxes

        We recognized income tax expense of $11.2 million for the three months ended March 31, 2008 based on an estimated annual effective tax rate on our consolidated operations of 36.6%. Prior to our reorganization on November 20, 2007, EnergySolutions, LLC operated as a limited liability company and was treated as a disregarded entity owned by a partnership for federal income tax purposes. Under applicable regulations, members of a limited liability company treated as a partnership are responsible for their individual income tax liabilities related to the limited liability company's results of operations. Accordingly, we have not previously provided for federal income taxes related to our results of operations, except to the extent of operations in our subsidiaries that are corporations. As a result, we recognized an income tax benefit of $2.4 million for the three months ended March 31, 2007. During the three months ended March 31, 2008 and 2007 we made income tax payments of $3.4 million and $351,000, respectively.

        For the three months ended March 31, 2008, we had no changes to our unrecognized tax benefits under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. As of March 31, 2008, we had $876,000 of unrecognized tax benefits, which are not expected to affect our annual effective tax rate in future years because they relate to acquired entities.

(6) Income (Loss) Per Share

        Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents. Potential common stock equivalents that have been issued by us relate to outstanding stock option and restricted stock awards and are determined using the treasury stock method.

        Following our corporate reorganization, which occurred in connection with the completion of our initial public offering on November 20, 2007, we began conducting our business through EnergySolutions, Inc., a newly formed corporation and holding company. Historical net loss per share was not presented for the three months ended March 31, 2007 since we were structured as a limited

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(6) Income (Loss) Per Share (Continued)

liability company, had only one member and there were no ownership interests that were convertible into common stock or a common stock equivalent.

        The pro forma net loss per share reflects the effects related to our reorganization from a limited liability company to a "C" corporation, the issuance of our common stock in connection with our initial public offering and an assumed effective tax rate of 38%.

        The following table sets forth the calculations of basic and diluted net income (loss) per share:

	For the Three Months Ended March 31,
	2008	2007
	Historical	Pro forma(1)
	(in thousands of dollars, except per share information)
Basic:
Net income (loss)	$19,293	$(7,909)

Weighted average common shares	88,303,500	75,150,000

Basic net income (loss) per share	$0.22	$(0.11)

Diluted:
Net income (loss)	$19,293	$(7,909)

Weighted average common shares	88,303,500	75,150,000
Shares issuable upon vesting of restricted stock	6,522	—

Weighted average common shares—diluted	88,310,022	75,150,000

Diluted net income (loss) per share—diluted	$0.22	$(0.11)

    (1)
    Pro forma net loss per share for the three months ended March 31, 2007 is adjusted to reflect (i) income tax benefit of $4.8 million on our operations assuming our conversion to a "C" corporation had occurred on January 1, 2007 and assumes an effective annual tax rate of 38% and (ii) common stock outstanding assuming our reorganization from a limited liability company to a "C" corporation occurred on January 1, 2007.

(7) Equity-Based Compensation

Profit Interests

        In prior years, certain members of our management were granted profit interest units in our majority owner in consideration for services rendered during the vesting period. These units do not represent ownership in our majority owner but rather these units entitle the holders to distributions from the majority owner if a distribution is paid. There were several classes of units granted and each successive class carries a lower priority on distributions. Certain units vest immediately upon grant and others vest over periods up to three years. We recognized $281,000 and $876,000 of compensation

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(7) Equity-Based Compensation (Continued)

expense related to these profit interests for the three months ended March 31, 2008 and 2007, respectively. At March 31, 2008 there was unrecognized compensation expense related to these profit interests of $676,000 with $368,000 expected to be recognized in 2008 and $308,000 expected to be recognized in 2009.

Stock Options and Restricted Stock

        In connection with our initial public offering, we adopted the EnergySolutions, Inc. 2007 Equity Incentive Plan (the "Plan"). The Plan authorizes our Board of Directors to grant equity awards to directors, officers, employees and consultants. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the Plan is 10,440,000. We recorded non-cash compensation expense related to our stock option plan of $2.3 million during the three months ended March 31, 2008. As of March 31, 2008, we had $33.0 million of unrecognized compensation expense related to outstanding stock options, which will be recognized over a weighted-average period of 3.6 years. As of March 31, 2008, there was $131,000 of unrecognized compensation cost related to non-vested restricted stock which is expected to be recognized over a weighted-average period of 2.6 years.

(8) Segment Reporting and Business Concentrations

        We provide our services through four segments: Federal Services ("FS"), Commercial Services ("CS"), LP&D, and International. Prior to our acquisition of RSMC in 2007, we derived less than 3% of our revenues from our international operations. Accordingly, through the first quarter of 2007, we reported results from our international operations in our Commercial Services segment. Beginning with the second quarter of 2007, we began reporting results from our operations outside North America in a new International segment; goodwill and long-lived assets that were previously reported in other segments were reclassified to this new segment as appropriate.

        The following table presents segment information as of and for the three months ended March 31, 2008 and 2007:

	As of and for the Three Months Ended March 31, 2008
	FS	CS	LP&D	International	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$44,587	$30,595	$54,115	$372,456	$—	$501,753
Income (loss) from operations	6,348	9,644	16,324	30,105	(18,028)	44,393
Depreciation and amortization expense	107	499	5,387	2,344	3,481	11,818
Goodwill	143,144	91,042	232,713	59,178	—	526,077
Other long-lived assets(2)	31,809	27,290	248,915	103,728	72,962	484,704
Purchase of property, plant and equipment	25	171	367	128	589	1,280
Total assets(3)	247,532	164,438	586,103	521,199	145,832	1,665,104

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(8) Segment Reporting and Business Concentrations (Continued)

	As of and for the Three Months Ended March 31, 2007
	FS	CS	LP&D	International	Corporate Unallocated Items	Consolidated
	(in thousands of dollars)
Revenues from external customers(1)	$34,927	$25,341	$53,883	$—	$—	$114,151
Income (loss) from operations	6,220	61	15,104	—	(18,919)	2,466
Depreciation and amortization expense	96	185	5,890	—	3,203	9,374
Goodwill	142,618	97,913	231,340	—	—	471,871
Other long-lived assets(2)	36,439	33,734	270,211	—	78,565	418,949
Purchase of property, plant and equipment	—	69	774	—	900	1,743
Total assets(3)	219,010	168,307	601,282	—	128,216	1,116,815

(1)
Intersegment revenues have been eliminated and are not material for the three months ended March 31, 2008 and 2007. Revenues by segment represent revenues earned based on third-party billing to customers.

(2)
Other long-lived assets include property, plant and equipment and other intangible assets.

(3)
Corporate unallocated assets relate primarily to income tax receivables, deferred tax assets, deferred financing costs, prepaid expenses, property, plant and equipment that benefit the entire company and cash.

(9) Commitments and Contingencies

        We may become subject to various claims and legal proceedings covering matters that may arise in the ordinary course of our business activities. As of March 31, 2008, we are not involved in any legal proceedings that would have a materially adverse effect on our consolidated financial position, operating results and cash flows.

(10) Pension Plans

        Net periodic benefit costs for the three months ended March 31, 2008 consisted of the following (in thousands of dollars):

Service cost	$12,661
Interest cost	46,686
Expected return on plan assets	(52,027)

$7,320

EnergySolutions, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Three Months Ended March 31, 2008 and 2007

(11) Related Party Transactions

LLC Agreement

        Prior to our initial public offering, our parent entered into a limited liability company operating agreement (the LLC Agreement), which governed our operations. Under the LLC Agreement, ENV Holdings LLC was our sole member and owned all of the outstanding membership interests. Our parent created a board of managers of six persons to manage our company and our business affairs, and our parent had sole authority to designate each of the members of the board of managers. This agreement was terminated on November 20, 2007 in connection with the completion of our initial public offering.

        Distributions were made by us to our parent at such times and in such amounts as were determined at our parent's sole discretion. During the three months ended March 31, 2007 we made distributions of $2.6 million to ENV Holdings LLC.

Advisory Services Agreements

        On January 31, 2005, we entered into three separate advisory service agreements with Goldberg Lindsay & Co. LLC ("Goldberg Lindsay"), an affiliate of Lindsay Goldberg & Bessemer, L.P., Peterson Capital Inc. ("Peterson Capital"), an affiliate of Peterson Partners, L.P., and Creamer Investments, Inc. ("Creamer Investments"), an affiliate of our Chief Executive Officer, R Steve Creamer, and our Vice Chairman, J.I. Everest, II. Each advisory services agreement included indemnification provisions by us in favor of ENV Holdings and its affiliates. Pursuant to these respective advisory services agreements, Goldberg Lindsay, Peterson Capital and Creamer Investments each agreed to provide us with financial advisory, monitoring and oversight services.

        We incurred fees to Goldberg Lindsay, Peterson Capital and Creamer Investments of $500,000, $88,000 and $25,000, respectively, for management advisory services for the three months ended March 31, 2007. These advisory service agreements were terminated on November 20, 2007 in connection with the completion of our initial public offering.

(12) Acquisitions

        The determination of the final purchase prices for RSMC, NUKEM and Monserco are preliminary and subject to potential adjustments related primarily to income taxes, which could impact their purchase price allocations. There were no significant changes to the purchase price allocations during the three months ended March 31, 2008 and we do not expect any changes to the purchase price allocations to materially increase or decrease depreciation or amortization expense.

Independent Auditor's Report

The Board of Directors and Shareholder of Reactor Sites Management Company Limited

        We have audited the accompanying combined balance sheets of Reactor Sites Management Company Limited (the Company) as of March 31, 2006 and 2007, and the related combined income statements, statements of changes in parent company equity, and cash flows for each of the two years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Reactor Sites Management Company Limited at March 31, 2006 and 2007, and the combined results of its operations and its cash flows for each of the two years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
London, England
September 5, 2007

Reactor Sites Management Company Limited

Combined Balance Sheets

March 31, 2006 and 2007

	Note	2006		2007
		(in millions of pounds sterling)
Assets
Current assets:
Cash and cash equivalents		1		—
Restricted cash	5	2		2
Contract earnings receivable from the NDA	8	207		244
Due from affiliated company		—		6

Total current assets			210		252
Other receivables	2		6		99

Total Assets			216		351

Liabilities and parent company equity
Current liabilities
Accounts payable		75		74
Due to affiliated company		33		23
Accrued expenses	6	64		103
Deferred tax liabilities	4	—		2
Other liabilities	6	38		46

Total current liabilities			210		248
Liability for pension benefits	2		6		98

Total liabilities			216		346
Parent company equity
Retained earnings			—		5

Total liabilities and parent company equity			216		351

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Income Statements

Years Ended March 31, 2006 and 2007

	Note	2006	2007
		(in millions of pounds sterling)
Revenues		577	668
Cost of revenues		(548)	(633)

Gross profit		29	35
Selling, general and administrative expenses		(1)	(1)
Restructuring of pension arrangements	3	—	(8)

Income before income taxes		28	26
Income tax expense	4	(8)	(7)

Net income		20	19

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Statements of Changes in Parent Company Equity

Years Ended March 31, 2006 and 2007

	Parent Company Equity and Retained Earnings	Accumulated other comprehensive income	Total Parent Company Equity
	(in millions of pounds sterling)
Balances at April 1, 2005	—	—	—
Net income	20	—	20
Distribution	(20)	—	(20)
Actuarial net gain	—	62	62
Tax on actuarial net gain	—	(18)	(18)
Pension liability borne by the NDA, net of tax of £18 million	—	(44)	(44)

Balances at March 31, 2006	—	—	—
Net income	19	—	19
Distribution	(14)	—	(14)
Actuarial net loss	—	(114)	(114)
Tax on actuarial net loss	—	34	34
Pension liability borne by the NDA, net of tax of £34 million	—	80	80

Balances at March 31, 2007	5	—	5

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Combined Statements of Cash flows

Years Ended March 31, 2006 and 2007

	2006	2007
	(in millions of pounds sterling)
Cash flows from operating activities:
Net income	20	19
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Increase in contract earnings receivable from the NDA	(51)	(37)
Increase in other receivables	58	15
(Decrease) increase in trade amounts payable	58	(1)
Increase (decrease) in other liabilities	(9)	48
Net change in pension plan liability	(58)	(22)
Increase in deferred tax liabilities	—	2

Net cash operating activities	18	24
Cash flows from financing activities:
Distribution	(18)	(25)

Net cash used in financing activities	(18)	(25)
Net decrease in cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of year	1	1

Cash and cash equivalents at end of year	1	—

See accompanying notes to combined financial statements.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements

Years Ended March 31, 2006 and 2007

(1) Summary of Significant Accounting Policies

(a)  Description of Business and Basis of Preparation

        The accompanying combined financial statements prepared on a carve-out basis reflect the operations of the Reactor Sites business of the British Nuclear Fuels Plc group ("BNFL") that operates four reactors at two generating nuclear power sites and manages the decommissioning of 18 reactors at eight dormant sites in the UK under a contract with, and on behalf of, their owner, the Nuclear Decommissioning Authority, a UK government body ("NDA"). The combined financial statements comprise the operations of Reactors Sites Management Company Limited ("RSMC" or "we"), its subsidiary, Magnox Electric Limited ("Magnox"), and Magnox's subsidiary, Energy Sales and Trading Limited ("ESTL") (collectively, the "Company" or the "Group"). They exclude the trade, assets and liabilities of the power stations which continue to be owned by the NDA.

        On June 26, 2007, BNFL, a company 100% owned by the UK government, completed the sale of the entire issued share capital of RSMC, a wholly owned subsidiary of BNFL, to the group of companies headed by EnergySolutions, LLC, a US based company.

        Magnox, through its ESTL subsidiary, provided advisory and administration services to the NDA in respect of the trading of electricity generated by the power stations which it manages but transferred all of this business to British Energy plc with effect from March 31, 2007. The results of this operation included herein are, however, not material to these combined financial statements.

        These combined financial statements reflect the management agreement between Magnox and the NDA, as described above, prepared under the "carve-out" basis of presentation and in accordance with US GAAP, for the fiscal years ended March 31, 2006 and 2007. However, the combined financial statements included herein may not necessarily be indicative of the continuing financial position, results of operations or cash flows had the business operated as a separate entity during the periods presented or for future periods.

        These combined financial statements include allocations for various expenses, including corporate administrative expenses historically recorded by BNFL and not recorded in the accounts of the continuing Magnox business. These include, amongst other things, corporate overheads and the costs of certain compensation arrangements. The corporate overheads have been allocated based on the actual amounts incurred by BNFL and directly attributable to the continuing Magnox business. The costs of compensation arrangements, principally relating to employee bonuses, have been allocated based on the actual amounts incurred by BNFL, as these amounts relating to the business are separately identifiable. No interest expense or cash has been allocated to the business as there was no corresponding debt used to finance its operations. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs had the continuing business operated as a standalone business during the periods presented. A management charge of £35 million (2006: £29 million) was paid by Magnox to BNFL. After offsetting the allocation of costs from the prior parent company, the balance of £14 million (2006: £20 million) has been recorded as a distribution payable to BNFL in these combined financial statements.

        The parent company equity balance in these combined financial statements constitutes BNFL's investment in the continuing business and represents the excess of total assets over total liabilities of that business. The parent company equity balance includes the effects of the various allocations described above and the business' cumulative net income, including income recognized directly in equity.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(1) Summary of Significant Accounting Policies (Continued)

(b)  Cash and Cash Equivalents

        We consider all cash on deposit, money market accounts, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. We maintain cash and cash equivalents in bank deposit and other investment accounts. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash or cash equivalents.

(c)  Revenue Recognition

        We record revenues when all of the following conditions exist: (i) evidence of an agreement with our customer; (ii) work has actually been performed; (iii) the amount of revenues can be reasonably estimated and (iv) collection from our customer is reasonably assured.

        Our services are provided under cost-reimbursable award and/or incentive-fee contracts. All revenue is earned from the contract in place with the NDA. We are reimbursed for allowable costs in accordance with contractual provisions. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract, we may not be able to obtain reimbursement for such costs. We earn performance based incentive fees and efficiency saving fees in addition to cost reimbursements if we meet certain contract provisions, including schedule, budget, and safety milestones. Monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Performance based incentive fees and efficiency saving fees are accrued when estimable and collection is reasonably assured.

        Accounting for revenues earned under the NDA contract may require assessments that include an estimate of the amount that has been earned on the contract and are usually based on the volumes that have been processed or disposed, milestones reached or the time that has elapsed under the contract. Each element of the contract is unique with regard to scope, schedule and delivery methodology. Accordingly, each element is reviewed to determine the most reliable measure of completion for revenue recognition purposes. Input measures such as costs incurred to total contract costs are used only when there are no quantifiable output measures available and represent a reasonable basis for determining the relative status of the project given that, in many cases, costs are the basis for determining the overall contract value and timing.

        Revisions to revenues, costs and profit estimates or measurements of the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Contract earnings receivable from the NDA represent amounts recognized as revenues that have not been received from the NDA.

(d)  Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The carrying amount of accounts receivable represents estimated net realizable value. Allowances for doubtful accounts reflect management's best estimate of the amounts that will not be collected based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. We have not recorded an allowance for doubtful accounts as of March 31, 2006 and 2007.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(1) Summary of Significant Accounting Policies (Continued)

(e)  Income Taxes

        We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

(f)  Pensions and Other Post-retirement Plans

        We provide pension schemes for the benefit of the majority of our employees. The schemes are funded by contributions partly from the employees and partly from the Company.

        We participate in a multi-employer scheme (the Combined Pension Scheme, "CPS") which is accounted for as a defined contribution scheme. Pension charges in relation to the defined contribution scheme are charged to the combined income statement during the year.

        We also participate in a defined benefit scheme for our employees (the Electricity Supply Pension Scheme, "ESPS") for which payments are made to a separately administered fund. We have adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires us to recognise the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognise changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of March 31, 2006 and 2007 under SFAS No. 158 for the ESPS was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.

        We believe that the assumptions utilized in recording our obligations under the plan are reasonable based on our experience and market conditions. The net periodic costs are recognised as employees render the services necessary to earn the postretirement benefits.

(g)  Use of Estimates

        The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by management include: (i) proportion of completion on an element of our contract with the NDA, (ii) provision for a valuation allowance on deferred tax assets, (iii) provision for restructuring and (iv) contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(1) Summary of Significant Accounting Policies (Continued)

(h)  Leases

        We have several non-cancellable leases that cover machinery and equipment and motor vehicles. Such leases expire at various dates with, in some cases, options to extend their terms. We did not have any capital leases during March 31, 2006 and 2007. Minimum rent payments under operating leases are recognised on a straight line basis over the term of the leases.

(i)  Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(j)  New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not expect the provisions of this interpretation to have a material impact on our financial condition or results of operations.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides entities with the one-time option to measure financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet completed our analysis of the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition, but we do not expect the provisions of this statement to have a material impact on our financial condition or results of operations.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(2) Pension and Other Post-Retirement Benefits

        We provide pension schemes for the benefit of the majority of our employees. The schemes are funded by contributions partly from the employees and partly from the Company.

The Combined Pension Scheme (CPS)

        We participate in the Combined Pension Scheme which is a multi-employer scheme that provides defined benefits to its members and is accounted for as a defined contribution scheme, contributions are paid to and benefits are paid by Her Majesty's Government via the Consolidated Fund.

        In common with other unfunded public sector schemes the CPS does not have the attributes of typical private sector pension schemes. Any surplus of contributions made in excess of benefits paid out in any year is surrendered to the Consolidated Fund and any liabilities are met from the Consolidated Fund via the annual Parliamentary vote. Her Majesty's Government does not maintain a separate fund.

        We have a continuing obligation to the CPS to pay contribution rates for active members specified by the actuary in the periodic valuation reports. The pension expense, representing our contributions, included in the income statement for 2007 was £2 million (2006: £nil) of which £0.2 million (2006: £nil) was outstanding as at 31 March 2007.

The Electricity Supply Pension Scheme (ESPS)

        We operate a defined benefit pension scheme, the Electricity Supply Pension Scheme. Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of our active employees. As unrecognised gains and losses fall within the corridor at all reporting dates, no amounts have been amortised.

        The following table sets forth a reconciliation of the plan's beginning and ending balances of the benefit obligation:

	2006	2007
	(in millions of pounds sterling)
Benefit obligation at end of prior year	1,483	1,662
Company service cost	21	26
Interest cost	79	81
Plan participants' contributions	8	7
Termination benefits	14	16
Acquisitions/ divestments/ combinations	—	(23)
Benefits paid	(77)	(81)
Actuarial (gain)/ loss	134	55

Benefit obligation at end of year	1,662	1,743

        The termination costs relate to early retirement benefits provided to employees who have left service involuntarily before normal retirement age and have been granted an unreduced early retirement pension. These are contractual termination benefits required under the Scheme rules.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(2) Pension and Other Post-Retirement Benefits (Continued)

        The following table sets forth a reconciliation of the plan's beginning and ending balances of the fair value of plan assets:

	2006	2007
	(in millions of pounds sterling)
Fair value of plan assets at end of prior year	1,357	1,656
Actual return on plan assets	287	41
Actual employer contributions	81	48
Actual participants' contributions	8	7
Actual benefits paid	(77)	(81)
Acquisitions/ divestments/ combinations	—	(26)

Fair value of plan assets at end of year	1,656	1,645

        The following table sets forth the plan's benefit obligations, fair value of plan assets, and funded status at March 31, 2006 and 2007.

	2006	2007
	(in millions of pounds sterling)
Benefit obligation at March 31	(1,662)	(1,743)
Fair value of plan assets at March 31	1,656	1,645

Funded status at end of year	(6)	(98)

Amounts recognised in the balance sheet consist of:
Non current liabilities	6	98

        Amounts recognized in accumulated other comprehensive income consists of:

	2006	2007
	(in millions of pounds sterling)
Actuarial net (loss) gain	62	(53)

        The accumulated benefit obligation for the pension plan was £1,502 million and £1,433 million at March 31, 2006 and 2007, respectively. Net periodic benefit costs recognized in 2007 and 2006 was:

	2006	2007
	(in millions of pounds sterling)
Service cost	21	26
Interest cost	79	81
Expected return on assets	(92)	(100)
Loss due to settlements, curtailments and terminations	14	16

	22	23

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(2) Pension and Other Post-Retirement Benefits (Continued)

        As part of the arrangements for the reorganization of the nuclear industry by the UK Government, the NDA agreed to assume the responsibility for any deficit (and obtains the benefit of any surplus) arising from the participation of Magnox employees in the Electricity Supply Pension Scheme. In order to reflect this arrangement, these financial statements include an amount recoverable from the NDA (included within other receivables) equal in amount to the recorded ESPS liability, net of tax, with a corresponding credit in either the income statement or other comprehensive income, offsetting a portion of the after tax pension charges.

        Weighted average assumptions used to determine benefit obligations at March 31, 2006 and 2007 were as follows:

	2006	2007
Discount rate	4.90%	5.40%
Expected rates of return on long term assets	6.10%	6.10%
Rate of compensation increase	4.00%	4.20%
Pension increases	3.00%	3.20%
Deferred benefit increases	3.00%	3.20%
Inflation rate	3.00%	3.20%

        Our overall expected long-term rate of return on assets is 6.10%. The overall expected long-term rate of return is based on our view of the expected long term rates of return of each major asset category taking into account the proportions of assets held in each category at the relevant reporting date. The expected rate of return for equities was determined by adding a long term equity risk premium to a risk-free rate. The equity risk premium reflects our view of expected long term returns on equities in excess of the risk free rate, taking into account historic returns and current market conditions. The expected return on debt securities is based upon an analysis of current yields on portfolios of similar quality and duration.

        The asset allocation of our pension benefits at March 31, 2006 and 2007 were as follows:

	2006	2006	2007	2007
	(in millions of pounds sterling)%		(in millions of pounds sterling)%
Asset Category:
Equity securities	833	50.3	578	35.1
Property	120	7.2	124	7.5
Government bonds	515	31.1	763	46.4
Corporate bonds	99	6.0	93	5.7
Other	89	5.4	87	5.3

	1,656	100.0	1,645	100.0

        Our investment policy is set by the Trustees of the pension scheme, after consultation with the employer. The investment policy and appointed investment managers are reviewed regularly by a sub set of the trustees who form an Investment Committee, reporting into the full Trustee body. Independent investment advice is taken by the Investment Committee. The investment policy has

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(2) Pension and Other Post-Retirement Benefits (Continued)

regard to the timing and nature of future cash flows, as well as to the risk characteristics of both the liabilities and the assets held.

        The investment objective is to maximise returns subject to there being sufficient assets and cash flow available to pay members' benefits as and when they fall due. The Trustees hold a diverse range of assets. As of March 31, 2007 the Trustee's investment benchmark was as follows:

UK equities	19%
Overseas equities	14%
Bonds	53%
Property, infrastructure and tactical	14%

        The Trustees have a policy of cash management to ensure that sufficient liquid funds are available when divestments are required to meet benefit payment obligations as they become payable.

        We expect to contribute £44 million to our defined benefit pension plan in 2008.

        The benefits expected to be paid from the pension plan each year 2008 - 2012 are £102 million, £106 million, £109 million, £112 million and £116 million, respectively. The aggregate benefits expected to be paid in the five years from March 31, 2012 are £639 million. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation at March 31, 2007 and include estimated future employee service.

        Actuarial losses included in accumulated other comprehensive income expected to be recognised as a component of net periodic pension costs in 2008 is not material.

(3) Restructuring of Pension Arrangements

        Prior to March 31, 2007, there was a single section of the ESPS in which all Magnox employees and some other BNFL group employees participated. The whole of any deficit existing in the scheme was considered to be recoverable under our contractual arrangements with the NDA and a corresponding asset recorded. Immediately prior to the year end, based on discussions with the trustees, BNFL made a payment into the pension scheme to facilitate the further sectionalisation of the pension scheme as part of the creation of and preparation for sale of the RSMC business by the BNFL Group. This resulted in a reduction in the amounts previously considered to be recoverable from the NDA. Furthermore, as of March 31, 2007, the further sectionalisation of the pension scheme took place and a surplus relating to other parts of the BNFL Group was identified. The surplus was eliminated from our financial statements giving rise to a further adjustment to the amount recoverable from the NDA. The impact of these two adjustments to the amount of the pension deficit recoverable from the NDA gave rise to an £8 million charge to the income statement and has been recorded separately as a cost of restructuring our pension arrangements.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(4) Income Taxes

        Total income taxes for the years ended March 31, 2006 and 2007 were allocated as follows:

	2006	2007
	(in millions of pounds sterling)
Income from continuing operations	8	7

        Income tax expense attributable to income from the continuing operations for the years ended March 31, 2006 and 2007 consists of:

	2006	2007
	(in millions of pounds sterling)
Current	8	5
Deferred	—	2

	8	7

(a)  Tax Rate Reconciliation

        Income tax attributable to income from continuing operations was £7 million in the year ended March 31, 2007 and £8 million in the year ended March 31, 2006 and did not differ from the amounts computed by applying the UK corporation tax rate of 30% to pretax income from continuing operations.

        On March 21, 2007, it was announced that the standard rate of UK corporation tax was to be reduced to 28% but such change was not enacted prior to March 31, 2007. Therefore, for the purpose of the combined financial statements for the years ended March 31, 2006 and 2007, the standard corporation tax of 30% has been applied.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(4) Income Taxes (Continued)

(b)  Deferred Taxes

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are presented below.

	2006	2007
	(in millions of pounds sterling)
Deferred tax assets—current:
Other timing differences	—	1

Deferred tax assets—current	—	1

Deferred tax liabilities—current:
Other timing differences	—	(3)

Deferred tax liabilities—current	—	(3)

Net deferred tax liabilities—current	—	(2)

Deferred tax assets—noncurrent:
Pension	2	30

Deferred tax assets—noncurrent	2	30

Deferred tax liabilities—noncurrent
Pension	(2)	(30)

Deferred tax liabilities—noncurrent	(2)	(30)

Net deferred tax liabilities—noncurrent	—	—

        In assessing our ability to realize deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. We have determined that no valuation allowance is necessary as of March 31, 2006 or 2007.

(5) Restricted cash

        Restricted cash includes cash held in relation to the Energy Sales and Trading operations which ceased trading from April 1, 2007. This cash is repayable under contract to the NDA. A liability is included in other liabilities for £2 million as at March 31, 2007 (2006: £2 million).

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(6) Accrued Expenses and Other Liabilities

        Accrued expenses as of March 31, 2006 and 2007 consist of the following:

	2006	2007
	(in millions of pounds sterling)
Restructuring costs	11	22
Salaries and related expenses	16	26
Accrued project costs	24	11
Electricity trading supply contacts	4	40
Other taxes and social security costs	9	4

Total accrued expenses	64	103

        The nuclear reactor sites managed by the Company undergo lifecycles which require different levels of resource. As a result we have a termination benefit accrual which is included in restructuring costs. For the year ended March 31, 2007, redundancy charges of £15 million were recorded (2006: £8 million) leaving a closing accrual of £17 million at March 31, 2007 (2006:£11 million).

        For the years ended March 31, 2006 and 2007 we redeployed an element of our central functions to the local reactor sites. A redundancy charge of £7 million was booked in the year ended March 31, 2007 (2006: £0.3 million) relating to 35 staff. The closing accrual relating to these redundancies at March 31, 2007 was £5 million (2006:£nil).

        Other liabilities as of March 31, 2006 and 2007 consist of the following:

	2006	2007
	(in millions of pounds sterling)
Value added taxes payable	36	44
Restricted cash payable to the NDA	2	2

Total other liabilities	38	46

(7) Leases

        We have several non-cancellable leases that cover machinery and equipment and motor vehicles. Such leases expire at various dates with, in some cases, options to extend their terms. We did not have any capital leases during March 31, 2006 and 2007.

        Minimum rent payments under operating leases are recognised on a straight line basis over the term of the leases. Rental expense on non-cancellable operating leases was £281,000 and £103,000 for the year ended March 31, 2006 and 2007, respectively.

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(7) Leases (Continued)

        Future minimum annual rentals under non-cancellable operating leases as of March 31, 2007 are:

(in thousands of pounds sterling)
Year ending March 31,
2008	274
2009	63
2010	45
2011	24
2012	4

Total minimum lease payments	410

        Our lease commitments represent a reimbursable cost which is recharged to the NDA as part of the contract for services described in note 1.

(8) Related party transactions

        Undertakings under common control of Her Majesty's Government include the NDA. During the year ended March 31, 2007, we earned revenue of £668 million from the NDA for the provision of services related to the operation and decommissioning of the Magnox power stations (2006: £577 million). Costs under management of £633 million were incurred on behalf of the NDA during the year ended March 31, 2007 in relation to the costs associated with the operation and decommissioning of the power stations (2006: £548 million). As at March 31, 2007 there was a balance owed by the NDA to the Company of £244 million (2006: £207 million).

        At March 31, 2007 Magnox held £2 million in restricted cash for Energy Sales and Trading Limited operations which ceased trading from April 1, 2007, which is re-payable to the NDA (2006: £2 million). A liability is included in other liabilities for £2 million as at March 31, 2007 (2006: £2 million).

        As part of the arrangements for the reorganization of the nuclear industry by the UK Government, the NDA agreed to assume the responsibility for any deficit (and obtains the benefit of any surplus) arising from the participation of Magnox employees in the Electricity Supply Pension Scheme. In order to reflect this arrangement, these financial statements include an amount recoverable from the NDA of £99 million at March 31, 2007 (included within other non-current receivables) (2006: £6 million).

        The Company was a wholly owned subsidiary of British Nuclear Fuels Plc during the year ended March 31, 2007. During the year we declared a distribution payable to British Nuclear Fuels Plc of £14 million (2006: £20 million). In addition we provided central services to other affiliated companies within the British Nuclear Fuels Plc group as part of our ordinary course of business and at March 31, 2007 the outstanding balance due to us from affiliated companies was £6 million (2006: £nil) and we owed affiliated companies £23 million (2006: £33 million).

(9) Legal Proceedings

        We are subject to various claims and legal proceedings covering matters that arise in the ordinary course of our business activities. We believe any liability that may ultimately result from the resolution

Reactor Sites Management Company Limited

Notes to Combined Financial Statements (Continued)

Years Ended March 31, 2006 and 2007

(9) Legal Proceedings (Continued)

of these matters will not have a material adverse effect on our consolidated financial position, operating results and cash flows.

(10) Subsequent Events

        During the year ended March 31, 2007 BNFL decided to sell RSMC. To facilitate the sale, all the issued share capital of Magnox was transferred from British Nuclear Group Limited to RSMC. The sale of RSMC to EnergySolutions, LLC completed on June 26, 2007.

        Participation in the Combined Pension Scheme (CPS) is only available to employees of publicly owned entities, therefore as a consequence of the sale of RSMC to EnergySolutions, LLC all employees of RSMC and Magnox who were members of the CPS were required to transfer to an alternative scheme. With effect from June 26, 2007 direct employees of RSMC who were members of the CPS transferred to the BNFL Group Pension Scheme (GPS) and direct employees of Magnox who were members of the CPS transferred to the Combined Nuclear Pension Plan (CNPP). Under the terms of the sale and purchase agreement BNFL has agreed to meet all costs associated with the transfer of employees into the GPS. All costs associated with the transfer of employees to the CNPP will be deemed allowable under the M&O contract and recovered from the NDA.

GLOSSARY OF DEFINED TERMS

        The following defined terms are used throughout this prospectus.

AEA	Atomic Energy Act of 1954, as amended
ARO	Asset Retirement Obligation
BDAT	Best Demonstrated Available Technology
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act of 1980
CoCs	(NRC) Certificates of Compliance
D&D	Decontamination and Decommissioning
DHEC	(South Carolina) Department of Health and Environmental Control
DOD	U.S. Department of Defense
DOE	U.S. Department of Energy
DRC	(Utah) Division of Radiation Control
EIS	Environmental Impact Statement
EM	Environmental Management
EPA	U.S. Environmental Protection Agency
ERA	Energy Reorganization Act of 1974
GAAP	Generally Accepted Accounting Principles in the United States
GAO	Government Accountability Office
GNEP	Global Nuclear Energy Partnership
GTCC	Greater Than Class C
HSWA	Hazardous and Solid Waste Amendments of 1984
LIBOR	London Interbank Offer Rate
LLRW	Low-Level Radioactive Waste
LP&D	Logistics, Processing and Disposal
MLLW	Mixed Low-Level Waste
M&O	Management and Operation
NARM	Naturally Accelerated Radioactive Material
NDA	U.K. Nuclear Decommissioning Authority
NE	Office of Nuclear Energy
NEI	Nuclear Energy Institute
NNSA	National Nuclear Security Administration
NORM	Naturally Occurring Radioactive Material
NRC	Nuclear Regulatory Commission
NWPA	Nuclear Waste Policy Act of 1982
NYSE	New York Stock Exchange
OCRWM	Office of Civilian Radioactive Waste Management
ORNL	Oak Ridge National Laboratory
OSHA	Occupational Safety and Health Administration
PRS	Paducah Remediation Services, LLC
RCRA	Resource Conservation and Recovery Act of 1976
REA	Request for Equitable Adjustment
RFP	Request for Proposal

G-1

RSMC	Reactor Sites Management Company
SAFSTOR	Safe Storage (nuclear plant in retirement)
SEC	U.S. Securities and Exchange Commission
SLC	Site License Company
SRS	Savannah River Site
TN DEC	Tennessee Department of Environment and Conservation
TSCA	Toxic Substances Control Act of 1976
WCS	Waste Control Specialists
WNA	World Nuclear Association

G-2

Strategic Facilities Complement Our Vertically-Integrated Nuclear Services Offering.

Kingston, TN
Oak Ridge, TN (Bear Creek)
Oak Ridge, TN
Hunterston
Wylfa
Clive, UT
Memphis, TN
Barnwell, SC
Oldbury
Hunterston
Chapelcross
Wylfa
Trawsfynydd
Berkeley
Oldbury
Hinkley Point
Bradwell
Sizewell
Dungeness
EnergySolutions Facilities
EnergySolutions Offices
Magnox Sites
International Offices
United Kingdom
• London
• Cumbria
Magnox Sites
• Berkeley
• Bradwell
• Chapelcross
• Dungeness
• Hinkley Point
• Hunterston
• Oldbury
• Sizewell
• Trawsfynydd
• Wylfa

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred by EnergySolutions, Inc. (the "Company") in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows

Securities and Exchange Commission Registration Fee		$34,816
Financial Industry Regulatory Authority, Inc. Filing Fee		$75,500
Printing and Engraving	$		*
Legal Fees and Expenses	$		*
Accounting Fees and Expenses	$		*
Miscellaneous	$		*

Total	$		*

    *
    To be completed by amendment

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        The Company's bylaws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL. The Company entered into indemnification agreements with its directors upon completion of its initial public offering providing the directors contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the DGCL.

Item 15.    Recent Sales of Unregistered Securities

        In connection with the reorganization completed prior to our initial public offering, the Company issued shares of common stock to ENV Holdings LLC, in exchange for the contribution of EnergySolutions, LLC by ENV Holdings LLC to the Company. As a result of this reorganization, EnergySolutions, LLC became a subsidiary of the Company. The issuance of such shares of common stock in the reorganization was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Number	Description
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of February 6, 2006, by and among EnergySolutions, LLC, Dragon Merger Corporation and Duratek, Inc.**
2.2
Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Reactor Sites Management Company Limited, dated as of June 6, 2007, by and among British Nuclear Fuels plc, EnergySolutions EU Limited and EnergySolutions, LLC.**
3.1	Certificate of Incorporation of EnergySolutions, Inc.**
3.2	Bylaws of EnergySolutions, Inc.**
4.1	Specimen Common Stock certificate.**
5.1	Opinion of Weil, Gotshal & Manges LLP.*
10.1
Second Amended and Restated Credit Agreement, dated as of June 7, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.2
First Amendment to Second Amended and Restated Credit Agreement, dated as of June 19, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.3
Second Amendment to Second Amended and Restated Credit Agreement, dated as of February 9, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.4
Third Amendment to Second Amended and Restated Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.4.1
Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of November 1, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.5	Credit Agreement, dated as of June 7, 2006, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**

10.6
First Amendment to Credit Agreement, dated as of June 19, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.7
Second Amendment to Credit Agreement, dated as of February 9, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.8
Third Amendment to Credit Agreement, dated as of June 26, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.8.1
Fourth Amendment to Credit Agreement, dated as of November 1, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.9
Second Lien Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.10	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and R Steve Creamer.**†
10.10.1
First Amendment to Amended and Restated Executive Employment and Non-Competition Agreement, effective as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC, and R Steve Creamer.***†
10.11	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and J.I. Everest II.**†
10.11.1
First Amendment to Amended and Restated Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC, and Jean I. "Chip" Everest II.***†
10.12	Executive Employment and Non-Competition Agreement, dated as of October 9, 2006, between EnergySolutions, LLC and Raul Deju.**†
10.12.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of November 12, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Raul Deju.**†
10.12.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Raul Deju.***†
10.13	Executive Employment and Non-Competition Agreement, dated as of June 26, 2006, between EnergySolutions, LLC and Val John Christensen.**†
10.14	First Amendment to Executive Employment and Non-Competition Agreement, dated as of March 19, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.**†
10.14.1	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.**†

10.14.2	Third Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.***†
10.15	Executive Employment and Non-Competition Agreement, dated as of November 14, 2006, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.**†
10.15.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.**†
10.15.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.***†
10.16	Executive Employment and Non-Competition Agreement, dated as of March 23, 2006, between EnergySolutions, LLC and Philip Strawbridge.**†
10.16.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 17, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip Strawbridge.**†
10.16.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.**†
10.16.3	Third Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.***†
10.17	Operating Agreement of Envirocare of Utah, LLC, entered into by ENV Holdings LLC, dated January 31, 2005.**
10.18	Amendment No. 1 to the Operating Agreement of EnergySolutions, LLC entered into by ENV Holdings LLC, dated September 14, 2007.**
10.19	Form of EnergySolutions, Inc. 2007 Equity Incentive Plan.**†
10.19.1	Form of EnergySolutions, Inc. Restricted Stock Award Agreement.**†
10.19.2	Form of EnergySolutions, Inc. Non-Qualified Stock Option Award Agreement.**†
10.19.3	Form of Non-Qualified Stock Option Award Agreement between EnergySolutions, Inc. and Philip Strawbridge.**†
10.20	Form of Registration Rights Agreement, between EnergySolutions, Inc. and ENV Holdings LLC.**
10.21	Form of Director Indemnification Agreement.**
10.22	Executive Bonus Plan.†
21.1	Subsidiaries of the registrant.**
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.

23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in signature pages).

*
To be filed by amendment.

**
Incorporated by reference to the EnergySolutions, Inc. Registration Statement on Form S-1 (File No. 333- 141645)

***
Incorporated by reference to the EnergySolutions, Inc. Annual Report on Form 10-K/A dated April 29, 2008.

†
Indicates management compensation plan.

        The registrant has omitted certain schedules in accordance with Item 601(b)(2) of Regulation S-K. The registrant will furnish the omitted schedules to the Commission upon request.

  (b)
  Financial statement schedules.

        None.

Item 17.    Undertakings

        The undersigned hereby undertakes as follows:

        (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (b)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah on the 7th day of July, 2008.

EnergySolutions, Inc.
By:	/s/ R STEVE CREAMER
Name:	R Steve Creamer
Title:	Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of EnergySolutions Group, Inc. (the "Company"), hereby severally constitute and appoint R Steve Creamer, Philip O. Strawbridge and Val John Christensen each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

S-1

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of July, 2008.

Signature	Title

/s/ R STEVE CREAMER R Steve Creamer	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ PHILIP O. STRAWBRIDGE Philip O. Strawbridge	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ALAN E. GOLDBERG Alan E. Goldberg	Director
/s/ ROBERT D. LINDSAY Robert D. Lindsay	Director
/s/ LANCE L. HIRT Lance L. Hirt	Director
/s/ ROBERT J.S. RORISTON Robert J.S. Roriston	Director
/s/ ANDREW S. WEINBERG Andrew S. Weinberg	Director
/s/ JORDAN W. CLEMENTS Jordan W. Clements	Director
/s/ JEAN I. EVEREST, II Jean I. Everest, II	Director
/s/ E. GAIL DE PLANQUE E. Gail de Planque	Director
/s/ DAVID B. WINDER David B. Winder	Director

S-2

INDEX TO EXHIBITS

Number	Description
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of February 6, 2006, by and among EnergySolutions, LLC, Dragon Merger Corporation and Duratek, Inc.**
2.2
Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Reactor Sites Management Company Limited, dated as of June 6, 2007, by and among British Nuclear Fuels plc, EnergySolutions EU Limited and EnergySolutions, LLC.**
3.1	Certificate of Incorporation of EnergySolutions, Inc.**
3.2	Bylaws of EnergySolutions, Inc.**
4.1	Specimen Common Stock certificate.**
5.1	Opinion of Weil, Gotshal & Manges LLP.*
10.1
Second Amended and Restated Credit Agreement, dated as of June 7, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.2
First Amendment to Second Amended and Restated Credit Agreement, dated as of June 19, 2006, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.3
Second Amendment to Second Amended and Restated Credit Agreement, dated as of February 9, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.4
Third Amendment to Second Amended and Restated Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.4.1
Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of November 1, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.5	Credit Agreement, dated as of June 7, 2006, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.6
First Amendment to Credit Agreement, dated as of June 19, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.7
Second Amendment to Credit Agreement, dated as of February 9, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.8
Third Amendment to Credit Agreement, dated as of June 26, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.8.1
Fourth Amendment to Credit Agreement, dated as of November 1, 2007, among Dragon Merger Corporation and Duratek, Inc., as borrower, the lenders from time to time party hereto and Citicorp North America, Inc.**

10.9
Second Lien Credit Agreement, dated as of June 26, 2007, among EnergySolutions, LLC, as borrower, ENV Holdings LLC, as guarantor, the lenders from time to time party hereto and Citicorp North America, Inc.**
10.10	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and R Steve Creamer.**†
10.10.1
First Amendment to Amended and Restated Executive Employment and Non-Competition Agreement, effective as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC, and R Steve Creamer.***†
10.11	Amended and Restated Executive Employment and Non-Competition Agreement, dated as of January 9, 2007, between EnergySolutions, LLC and J.I. Everest II.**†
10.11.1
First Amendment to Amended and Restated Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC, and Jean I. "Chip" Everest II.***†
10.12	Executive Employment and Non-Competition Agreement, dated as of October 9, 2006, between EnergySolutions, LLC and Raul Deju.**†
10.12.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of November 12, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Raul Deju.**†
10.12.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Raul Deju.***†
10.13	Executive Employment and Non-Competition Agreement, dated as of June 26, 2006, between EnergySolutions, LLC and Val John Christensen.**†
10.14	First Amendment to Executive Employment and Non-Competition Agreement, dated as of March 19, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.**†
10.14.1	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.**†
10.14.2	Third Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Val John Christensen.***†
10.15	Executive Employment and Non-Competition Agreement, dated as of November 14, 2006, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.**†
10.15.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.**†
10.15.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Alan Parker.***†
10.16	Executive Employment and Non-Competition Agreement, dated as of March 23, 2006, between EnergySolutions, LLC and Philip Strawbridge.**†
10.16.1	First Amendment to Executive Employment and Non-Competition Agreement, dated as of October 17, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip Strawbridge.**†

10.16.2	Second Amendment to Executive Employment and Non-Competition Agreement, dated as of October 30, 2007, between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.**†
10.16.3	Third Amendment to Executive Employment and Non-Competition Agreement, dated as of March 3, 2008, by and between EnergySolutions, LLC, ENV Holdings LLC and Philip O. Strawbridge.***†
10.17	Operating Agreement of Envirocare of Utah, LLC, entered into by ENV Holdings LLC, dated January 31, 2005.**
10.18	Amendment No. 1 to the Operating Agreement of EnergySolutions, LLC entered into by ENV Holdings LLC, dated September 14, 2007.**
10.19	Form of EnergySolutions, Inc. 2007 Equity Incentive Plan.**†
10.19.1	Form of EnergySolutions, Inc. Restricted Stock Award Agreement.**†
10.19.2	Form of EnergySolutions, Inc. Non-Qualified Stock Option Award Agreement.**†
10.19.3	Form of Non-Qualified Stock Option Award Agreement between EnergySolutions, Inc. and Philip Strawbridge.**†
10.20	Form of Registration Rights Agreement, between EnergySolutions, Inc. and ENV Holdings LLC.**
10.21	Form of Director Indemnification Agreement.**
10.22	Executive Bonus Plan.†
21.1	Subsidiaries of the registrant.**
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in signature pages).

*
To be filed by amendment.

**
Incorporated by reference to the EnergySolutions, Inc. Registration Statement on Form S-1 (File No. 333- 141645)

***
Incorporated by reference to the EnergySolutions, Inc. Annual Report on Form 10-K/A dated April 29, 2008.

†
Indicates management compensation plan.

        The registrant has omitted certain schedules in accordance with Item 601(b)(2) of Regulation S-K. The registrant will furnish the omitted schedules to the Commission upon request.